CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Amendment No. 3 to Draft Registration Statement as confidentially submitted to the Securities and Exchange Commission on February 16, 2023. This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

JBS B.V.*

(Exact Name of Registrant as Specified in its Charter)

The Netherlands	2011	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Stroombaan 16, 5th Floor,

1181 VX, Amstelveen, Netherlands

+31 20 656 47 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JBS USA Food Company

1770 Promontory Circle

Greeley, Colorado 80634

+1 (970) 506-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

+1 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after effectiveness of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

The Registrant intends to convert its legal form under Dutch law from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) and to change its name to “JBS N.V.” prior to the closing of the proposed transaction.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

EXPLANATORY NOTE

JBS B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, is filing this registration statement on Form F-4 (this “Registration Statement”) to register the offering of JBS N.V. Class A Common Shares (initially in the form of JBS N.V. BDRs), which is the result of the Redemption (as defined below) immediately following the Merger of Shares (as defined below) that are part of a proposed corporate reorganization (the “Restructuring”) of JBS S.A., a corporation (sociedade anônima) incorporated under the laws of the Brazil (“JBS S.A.”), and its subsidiaries (collectively, the “JBS Group”). Upon the completion of the Restructuring, JBS N.V. (as JBS B.V. is expected to be known upon its renaming and conversion into a public limited liability company (naamloze vennootschap) under Dutch law, or “JBS N.V.”, which definition is meant to include JBS B.V. prior to the conversion of the company into a Dutch public limited liability company) will be the ultimate holding company of the JBS Group. Following the completion of the Restructuring, holders of common shares of JBS S.A. (“JBS S.A. Common Shares”) on the last day the JBS S.A. Common Shares will trade on the B3 (as defined below) (the “Last Trading Day”) will become shareholders of JBS N.V., and JBS S.A. will be an indirect wholly-owned subsidiary of JBS N.V.

Upon completion of the Restructuring, JBS N.V. will have two classes of common shares: (1) Class A common shares, par value €0.01 per share (“JBS N.V. Class A Common Shares”); and (2) Class B common shares, with a par value of €0.10 per share (“JBS N.V. Class B Common Shares”). JBS N.V. intends to apply to have the Class A Common Shares listed for trading on the New York Stock Exchange. JBS N.V. also intends to sponsor a Brazilian Depositary Receipt (“BDR”) program to permit JBS N.V. Class A Common Shares represented by BDRs (“JBS N.V. BDRs”) to be listed for trading on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) (“B3”). We will not seek a listing for the JBS N.V. Class B Common Shares. The JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares will have the same economic and voting rights, except that JBS N.V. Class B Common Shares will be entitled to 10 votes per share and JBS N.V. Class A Common Shares will be entitled to one vote per share at a general meeting of shareholders of JBS N.V.

The steps of the Restructuring are as follows:

Step 1: As the first step in the Restructuring, JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. On             , 2023, J&F Investimentos S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil (“J&F”), and Fundo de Investimento em Participações Multiestratégia Formosa, a Brazilian investment fund (“FIP Formosa” and, together with J&F, JBS S.A.’s “controlling shareholders”), entered into a binding and unconditional agreement with JBS N.V., JBS Participações Societárias S.A., a Brazilian corporation (sociedade por ações) (“HoldCo”) and          a Luxembourg entity (“LuxCo”), pursuant to which: (1) JBS S.A.’s controlling shareholders will contribute all of their JBS S.A. Common Shares to LuxCo in exchange for shares of LuxCo, as a result of which LuxCo will be wholly owned by JBS S.A.’s controlling shareholders; (2) immediately thereafter, LuxCo will transfer all of its shares of JBS S.A. to JBS N.V. in exchange for          JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to HoldCo in exchange for common shares of HoldCo. As a result of this step, JBS N.V. will, through HoldCo, indirectly hold the shares of JBS S.A. that are currently held directly by JBS S.A.’s controlling shareholders. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. This step will be subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (defined below), which will result in each JBS S.A. shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs, as further described in this prospectus. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our controlling shareholders (held indirectly, through LuxCo) will increase substantially in relation to our non-controlling shareholders.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Step 2: As the second and final step in the Restructuring, subject to approval by a general meeting of shareholders of JBS S.A. (the “JBS S.A. General Meeting”) and a general meeting of shareholders of HoldCo (the “HoldCo General Meeting”), as the case may be, holders of JBS S.A. Common Shares on the Last Trading Day will receive JBS N.V. BDRs and a cash dividend on the terms defined below (the “Proposed Transaction”):

•

Merger of Shares. Subject to approval at the JBS S.A. General Meeting, a merger of shares (incorporação de ações) under Brazilian law (the “Merger of Shares”) will be implemented pursuant to which each JBS S.A. Common Share issued and outstanding on the Last Trading Day that is not held by HoldCo will be automatically contributed for its book value into HoldCo in exchange a certain number of newly issued mandatorily redeemable preferred shares of HoldCo (“HoldCo Redeemable Shares”), as a result of which JBS S.A. will become a wholly-owned subsidiary of HoldCo. The HoldCo Redeemable Shares will be mandatorily redeemable for JBS N.V. BDRs.

•

Redemption. Immediately after the Merger of Shares is approved at JBS S.A. General Meeting, JBS N.V., as sole shareholder of HoldCo, will approve at the HoldCo General Meeting the redemption of all of the HoldCo Redeemable Shares and deliver to each holder thereof one JBS N.V. BDR for every one HoldCo Redeemable Share held (the “Redemption”). If such holder wants to receive the underlying JBS N.V. Class A Common Shares, the JBS N.V. BDRs must be cancelled.

•

Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting will be entitled to receive a cash dividend.

This Registration Statement includes a prospectus for the JBS N.V. Class A Common Shares and JBS N.V. BDRs that will be issued to holders of JBS S.A. Common Shares as part of the consideration upon completion of the Proposed Transaction.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2023

PRELIMINARY PROSPECTUS

TRANSACTION PROPOSED

JBS N.V.

Class A Common Shares, including Class A Common Shares in the form of Brazilian Depositary Receipts

Dear JBS S.A. Shareholder:

This prospectus relates to         Class A common shares, par value €0.01 per share (“JBS N.V. Class A Common Shares”), of JBS N.V., a Dutch public limited liability company (naamloze vennootschap) (“JBS N.V.”), including JBS N.V. Class A Common Shares in the form of Brazilian Depositary Receipts (“BDRs”), each representing one JBS N.V. Class A Common Share (“JBS N.V. BDRs”), to be issued to holders of common shares of JBS S.A. (“JBS S.A. Common Shares”), a Brazilian corporation (sociedade anônima) (“JBS S.A.”) listed on the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão) (“B3”), pursuant to the terms of the Proposed Transaction (as defined below) and subject to the satisfaction of certain conditions described in this prospectus. References to “the JBS Group” are to: (1) JBS S.A. and its consolidated subsidiaries prior to the completion of the Proposed Transaction; and (2) JBS N.V. and its consolidated subsidiaries (including JBS S.A.), following the completion of the Proposed Transaction, unless the context otherwise requires or otherwise indicated.

The Proposed Transaction is part of a corporate reorganization of the JBS Group with the purpose of listing the JBS N.V. Class A Common Shares on the New York Stock Exchange (“NYSE”) and the JBS N.V. BDRs on the B3. Prior to the Closing Date (as defined in the section “Certain Defined Terms”), the controlling shareholders of JBS S.A. (as defined in the section “Certain Defined Terms”) will transfer their interest in JBS S.A. to JBS N.V. Following the completion of the Proposed Transaction, JBS S.A. will be an indirect wholly-owned subsidiary of JBS N.V., and the JBS S.A. Common Shares will no longer be publicly traded.

Pursuant to the Proposed Transaction, holders of JBS S.A. Common Shares (“JBS S.A. Shareholders”) will receive JBS N.V. BDRs and a cash dividend on the terms defined below. The proposed transaction will consist of the three steps below (collectively, the “Proposed Transaction”):

•

Merger of Shares. Subject to approval at the general meeting of shareholders of JBS S.A. scheduled for              , 2023 (“JBS S.A. General Meeting”), on the Closing Date, the merger of shares will be implemented through an incorporação de ações under the Brazilian Corporation Law (as defined in the section “Certain Defined Terms”) (the “Merger of Shares”). Pursuant to the Merger of Shares, each JBS S.A. Common Share issued and outstanding on the last day the JBS S.A. Common Shares will trade on the B3 (the “Last Trading Day”) that is not held by JBS Participações Societárias S.A., a Brazilian corporation (sociedade por ações) (“HoldCo”) that will be wholly owned by JBS N.V. prior to the Closing Date, will be automatically contributed for its book value into HoldCo in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldCo (“HoldCo Redeemable Shares”), determined pursuant to the Exchange Ratio (as defined in the section “Certain Defined Terms”), and JBS S.A. will become a wholly-owned subsidiary of HoldCo. The HoldCo Redeemable Shares are mandatorily redeemable for JBS N.V. BDRs.

•

Redemption. Immediately after the Merger of Shares is approved at JBS S.A. General Meeting, JBS N.V., as sole shareholder of HoldCo, will approve at a general meeting of shareholders of HoldCo scheduled for              , 2023 (the “HoldCo General Meeting”) the redemption of all of the HoldCo Redeemable Shares and deliver to each holder thereof one JBS N.V. BDR for every one HoldCo Redeemable Share held (the “Redemption”). If such holder wants to receive the underlying JBS N.V. Class A Common Shares, the JBS N.V. BDRs may be cancelled at any time, and from time to time, on or after about two business days after the Closing Date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•

Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting will be entitled to receive a cash dividend of R$     per JBS S.A. Common Share held (the “Cash Dividend”). The aggregate amount of the Cash Dividend is R$    , based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding. The Cash Dividend will be paid within                 business days after the Closing Date.

JBS S.A. Shareholders will have the opportunity to vote on the Proposed Transaction at the JBS S.A. General Meeting. The Merger of Shares and ancillary matters, such as the Merger of Shares Protocol (as defined in the section “Certain Defined Terms”) and related valuation reports, as described under the caption “JBS S.A. General Meeting—Agenda of the JBS S.A. General Meeting,” require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares. The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting. In addition, holders of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding (as defined in the section “Certain Defined Terms”) present at the JBS S.A. General Meeting must approve the delisting of the JBS S.A. Common Shares from the B3 (the “Delisting”). For more information about the percentage of shareholders required to approve each matter being voted upon at the JBS S.A. General Meeting, see “JBS S.A. General Meeting—Required Vote.” Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.” Our controlling shareholders, who held 48.83% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters.

The JBS S.A. General Meeting will be cancelled or postponed and will not occur if the registration statement on Form F-4 of which this prospectus is a part is not declared effective prior to the date the meeting is called. In order to approve the Merger of Shares, holders of at least the majority of the outstanding JBS S.A. Common Shares, voting together, must vote in favor of the Proposed Transaction. The completion of the Proposed Transaction is subject to the satisfaction or waiver of certain conditions, as further described below.

The Exchange Ratio is defined in the section “Certain Defined Terms.” The Exchange Ratio has been established so that each JBS S.A. Shareholder (excluding HoldCo) receives, upon completion of the Proposed Transaction, one JBS N.V. BDR for every two JBS S.A. Common Shares that it holds. This will result in each JBS S.A. Shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs, as described below.

Following the Closing Date, any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional JBS N.V. BDRs will be distributed on a pro rata basis to the former JBS S.A. Shareholders who contributed their JBS S.A. Common Shares to HoldCo in the Merger of Shares. Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. Shareholders in connection with the Proposed Transaction.

In connection with the Proposed Transaction, HoldCo may be required to withhold and collect Brazilian taxes imposed on capital gains assessed, if any, due by certain non-Brazilian JBS S.A. Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014 (“4,373 Holders”). In order to determine whether any withholding will be required, each 4,373 Holder must report, through its Brazilian custodian or broker dealer, certain information relating to such 4,373 Holder’s historical cost and tax domiciliation. Such information must be provided after the JBS S.A. General Meeting, in accordance with the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

procedures that will be publicly announced prior to the date of the JBS S.A. General Meeting. If HoldCo determines based on such information that withholding will be required, or if such 4,373 Holder fails to provide such information, HoldCo has the right, at its sole discretion, to: (1) deduct any amount required to be withheld by HoldCo from the Cash Dividend payable by JBS S.A. to such 4,373 Holder; and (2) retain JBS N.V. BDRs which such 4,373 Holder is entitled to receive, in an amount sufficient to generate cash payment sufficient to cover any required tax withholding, and HoldCo will retain such amount upon sale of such BDRs. See “Material Tax Considerations—Material Brazilian Tax Considerations.”

At any time, and from time to time, on or about two business days after the Closing Date, a holder of JBS N.V. BDRs that wants to receive JBS N.V. Class A Common Shares may request the cancellation of all or a portion of its JBS N.V. BDRs by: (1) instructing its broker or custodian operating in Brazil to cancel its JBS N.V. BDRs with                 , in its capacity as depositary for the JBS N.V. BDRs (the “JBS N.V. BDR Depositary Bank”); and (2) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the JBS N.V. BDR Deposit Agreement (as defined in the section “Certain Defined Terms”). The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying JBS N.V. Class A Common Shares.

Upon completion of the Proposed Transaction, JBS N.V.’s share capital will consist of the: (1) JBS N.V. Class A Common Shares; (2) Class B Common Shares, with a par value of €0.10 per share (“JBS N.V. Class B Common Shares” and, together with the JBS N.V. Class A Common Shares, the “JBS N.V. Common Shares”); and (3) Conversion Shares, with a par value of €0.09 per share (“JBS N.V. Conversion Shares”, and, together with the JBS N.V. Common Shares, the “JBS N.V. Shares”). Each JBS N.V. Class A Common Share confers the right to one vote at a general meeting of shareholders. Each JBS N.V. Class B Common Share confers the right to 10 votes at a general meeting of shareholders. Each JBS N.V. Conversion Share confers the right to nine votes at a general meeting of shareholders. Currently, there is no public market for the JBS N.V. Common Shares. We intend to apply to list the JBS N.V. Class A Common Shares on the NYSE under the symbol “JBS.” We also intend to apply to list the JBS N.V. BDRs on the B3 under the symbol “                .” We will not seek a listing for the JBS N.V. Class B Common Shares or the JBS N.V. Conversion Shares on the NYSE or on any other exchange. Trades in JBS N.V. Class A Common Shares are expected to settle through the facilities of The Depository Trust Company (“DTC”), and trades in JBS N.V. BDRs on the B3 will settle through the facilities of the Central Depositary of the B3.

The opening price of the JBS N.V. BDRs on the B3 will be equivalent to the closing price of the JBS S.A. Common Shares on the Last Trading Day, as adjusted by the Exchange Ratio. We expect that the opening price of the JBS N.V. Class A Common Shares on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for the JBS N.V. Class A Common Shares. However, prior to the opening trade, there will not be a price at which underwriters initially sell the JBS N.V. Class A Common Shares to the public as there would be in a traditional underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of the JBS N.V. Class A Common Shares may be more volatile than in a traditional underwritten initial public offering and could decline significantly and rapidly. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.”

To permit delivery of JBS N.V. BDRs upon completion of the Proposed Transaction, JBS N.V. will apply for its registration as a foreign issuer in Brazil and for the registration of its BDR Program with the Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM”). After the Closing Date, a holder of JBS N.V. Class A Common Shares will be able to deposit its JBS N.V. Class A Common Shares with the JBS N.V. BDR Depositary Bank and receive JBS N.V. BDRs, and a holder of JBS N.V. BDRs will be able to cancel its JBS N.V. BDRs and receive underlying JBS N.V. Class A Common Shares (see “Description of BDRs and Deposit Agreement”). Additionally, in connection with the listing of JBS N.V. BDRs, JBS N.V. expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case JBS N.V. will be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

required to obtain a registration as a foreign issuer in Brazil before the CVM and, consequently, comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Upon completion of the Proposed Transaction, the JBS S.A. Common Shares will no longer be listed on B3 or any other exchange. JBS S.A. will become a wholly owned subsidiary of HoldCo.

Upon completion of the Proposed Transaction, our controlling shareholders will own (indirectly, through LuxCo) all of the issued and outstanding JBS N.V. Class B Common Shares, which will represent a majority of the voting power in the general meeting of shareholders of JBS N.V., and will effectively control all matters requiring shareholder approval. Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022, our controlling shareholders will (indirectly, through LuxCo) hold 48.83% of the then-outstanding JBS N.V. Common Shares and 90.52% of the aggregate voting power in JBS N.V, which represents an increase in their aggregate voting power from the 48.83% voting power in JBS S.A. they held as of December 31, 2022. The exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be (indirectly) held by our controlling shareholders upon completion of the Proposed Transaction will depend on the percentage of JBS S.A. shares that they hold on the Last Trading Day.

We will be considered a “foreign private issuer” under U.S. securities laws and the NYSE rules, and we intend to rely on corporate governance exemptions available to foreign private issuers under NYSE rules. See “Management—Corporate Governance Practices” for more information. We will also be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under NYSE rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain NYSE corporate governance standards. See “Management—Corporate Governance Practices” for more information. If we were to lose our foreign private issuer status but remain a controlled company, we may elect in the future to avail ourselves of the “controlled company” exemptions under NYSE corporate governance rules. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements.”

None of the Securities and Exchange Commission (the “SEC”), the CVM, nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the Federative Republic of Brazil or a solicitation of a proxy under the laws the Federative Republic of Brazil, and it is not intended to be, and is not, a prospectus or an offer document within the meaning of Brazilian law and the rules of the CVM. You should inform yourself about and observe any such restrictions, and none of JBS N.V., JBS S.A. or their respective subsidiaries accepts any liability in relation to any such restrictions.

This prospectus does not constitute an offer of securities to the public in the European Union within the meaning of Article 3(1) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, (the “Prospectus Regulation”) and is not a prospectus or an offer document within the meaning of the Prospectus Regulation.

WE ARE NOT ASKING FOR A PROXY. The accompanying disclosure documents contain detailed information about the Proposed Transaction and the JBS S.A. General Meeting. This document is a prospectus for JBS N.V. Class A Common Shares and JBS N.V. BDRs that will be issued to holders of JBS S.A. Common Shares as part of the consideration upon completion of the Proposed Transaction. You should read this prospectus carefully. In particular, please read the section “Risk Factors” beginning on page 20 for a discussion of risks that you should consider in evaluating the Proposed Transaction described in this prospectus.

The date of this prospectus is                 , 2023.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

This document, which is part of a registration statement on Form F-4 filed with the SEC by JBS N.V., constitutes a prospectus of JBS N.V. under Section 5 of the U.S. Securities Act of 1933, as amended (“Securities Act”), with respect to JBS N.V. Class A Common Shares and JBS N.V. BDRs to be issued to holders of JBS S.A. Common Shares, pursuant to the transactions described herein.

No person has been authorized to provide you with information that is different from what is contained in this prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover or such other previous reference date expressly mentioned in this prospectus. Changes to the information contained in this prospectus may occur after that date, and we undertake no obligation to update the information, except as required by law.

i

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Any reference to a website address does not constitute incorporation by reference of the information contained at or available through such website, and you should not consider it to be a part of this prospectus.

This prospectus is not an offer to sell and it is not a solicitation of an offer to buy securities in any jurisdiction in which the offer or sale thereof is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public.

Non-U.S. shareholders should consult their advisors in considering whether there are any restrictions or limitations on transactions in the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs that may apply in their home countries. Neither JBS N.V. nor JBS S.A. can provide any assurance about whether such limitations may exist.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

IMPORTANT DATES

JBS S.A. Shareholders should take note of the following expected important dates in connection with the Proposed Transaction:

Date / Period	Event
, 2023	Termination of JBS S.A. ADS Program
On or about , 2023	Approval of the Proposed Transaction by the board of directors of JBS S.A.
On or about , 2023	Formal notice convening the JBS S.A. General Meeting, published in the official gazette and a major newspaper, as required under Brazilian law
On or about , 2023	JBS S.A. General Meeting* HoldCo General Meeting
On or about , 2023	Restructuring – First Step: Contribution of JBS S.A. Common Shares held by the controlling shareholders to JBS B.V. and contribution of JBS S.A. Common Shares held by JBS B.V. to HoldCo
On or about , 2023	Conversion of JBS B.V. into JBS N.V.
On or about , 2023	Last Trading Day (JBS S.A. Common Shares)
On or about , 2023	Restructuring – Second Step: Closing Date (Merger of Shares and Redemption)
On or about , 2023	First day of trading of JBS N.V. BDRs on the B3
On or about , 2023	First day holders of JBS N.V. BDRs can request cancellation of JBS N.V. BDRs
On or about , 2023	First day of trading of JBS N.V. Class A Common Shares on the NYSE
On or about , 2023	Cash Dividend payment date

*

The JBS S.A. General Meeting scheduled for                 , 2023 will be cancelled and will not occur if the registration statement on Form F-4 of which this prospectus is a part is not declared effective prior to the date the meeting is called.

There is no record date for purposes of determining direct JBS S.A. Shareholders entitled to attend the JBS S.A. General Meeting or to vote. JBS S.A. Shareholders on the date of the JBS S.A. General Meeting are entitled to attend the JBS S.A. General Meeting and vote on the items set forth on the agenda, as long as they have timely provided the appropriate documentation required by JBS S.A. at the time of the call notice to the JBS S.A. General Meeting, which required documentation will be set out in the notice of the JBS S.A. General Meeting and/or in the documents relating thereto.

Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting, will be entitled to receive the Cash Dividend.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

CERTAIN DEFINED TERMS

Except where the context otherwise requires, in this prospectus, “JBS N.V.” or the “issuer” refers to JBS N.V., a Dutch public limited liability company (naamloze vennootschap), “JBS S.A.” refers to JBS S.A., a Brazilian corporation (sociedade anônima), and the “JBS Group,” “we,” “our,” “us,” “our company” or like terms refer to: (1) JBS S.A. and its consolidated subsidiaries prior to the completion of the Proposed Transaction; and (2) JBS N.V. and its consolidated subsidiaries (including JBS S.A.), following the completion of the Proposed Transaction, unless the context otherwise requires or otherwise indicated.

The issuer was incorporated on October 9, 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Violet Holdings B.V.” On February 3, 2020, its name was changed to “Swift Foods B.V.” and, on November 17, 2022, its name was changed to “JBS B.V.” Prior to the Closing Date, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “JBS N.V.” As of December 31, 2022, the issuer was a wholly-owned subsidiary of JBS S.A. and had no revenues or business operations or material assets, liabilities or contingencies. JBS S.A. intends to transfer the issuer to J&F prior to the first step of the Restructuring described in this prospectus.

In addition, in this prospectus, except where otherwise indicated or where the context requires otherwise:

•	“ADS” means American Depositary Share.

•	“Australia” means the Commonwealth of Australia.

•	“BDR” means Brazilian Depositary Receipt.

•	“BNDES” means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES).

•	“BNDESPar” means BNDES Participações S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil and wholly owned by BNDES. For more information, see “Principal Shareholders.”

•	“B3” or “São Paulo Stock Exchange” means B3 S.A. – Brasil, Bolsa, Balcão.

•	“Brazil” means the Federative Republic of Brazil.

•	“Brazilian Corporation Law” means the Brazilian Law No. 6,404/76, as amended.

•	“Brazilian real,” “Brazilian reais” or “R$” means the Brazilian real, the official currency of Brazil.

•	“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

•

“Cash Dividend” means the proposed cash dividend of R$     per JBS S.A. Common Share to be paid to all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting, subject to approval at the JBS S.A. General Meeting. The aggregate amount of the Cash Dividend is R$    , based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding.

•

“Closing Date” means the date on which the Merger of Shares and the Redemption will take place, resulting in: (1) as it relates to the Merger of Shares, the contribution of JBS S.A. Common Shares issued and outstanding on the Last Trading Day that are not held by HoldCo in exchange for a certain number of newly issued HoldCo Redeemable Shares; and (2) as it relates to the Redemption, the immediate redemption by HoldCo of all of its HoldCo Redeemable Shares for JBS N.V. BDRs.

•	“CMN” means the Brazilian Monetary Council (Conselho Monetário Nacional).

•

“controlling shareholders” means J&F and FIP Formosa. Following the completion of the Proposed Transaction, J&F and FIP Formosa will hold their shares in JBS N.V. through LuxCo. See “Principal Shareholders.”

•	“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	“Delisting” means the delisting of the JBS S.A. Common Shares from the B3.

•	“DOJ” means the U.S. Department of Justice.

•	“DTC” means The Depository Trust Company.

•

“Empire Acquisition” means JBS USA’s acquisition of Empire Packing Company, L.P.’s case ready production facilities and Ledbetter branded retail products. The Empire Acquisition was completed on April 6, 2020. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—Empire Acquisition.”

•	“EUR” or “€” means the Euro, the official currency of the European Economic Area.

•	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

•

“Exchange Ratio” means the number of HoldCo Redeemable Shares that each JBS S.A. Shareholder (excluding HoldCo) will receive per JBS S.A. Common Share in consideration for the Merger of Shares. On the Closing Date, JBS S.A. Shareholders (excluding HoldCo) will receive one HoldCo Redeemable Share for every two JBS S.A. Common Shares it holds on the Last Trading Day. Immediately thereafter, each HoldCo Redeemable Share will be redeemed in exchange for one JBS N.V. BDR.

•

“FIP Formosa” means Fundo de Investimento em Participações Multiestratégia Formosa, a Brazilian investment fund. FIP Formosa is controlled by our ultimate controlling shareholders. See “Principal Shareholders.”

•	“HoldCo” means JBS Participações Societárias S.A., a Brazilian holding company that will be wholly owned by JBS N.V. following the completion of the Proposed Transaction.

•	“HoldCo General Meeting” means the general meeting of shareholders of HoldCo scheduled for , 2023, during which JBS N.V., as sole shareholder of HoldCo, will approve the Redemption.

•	“HoldCo Redeemable Shares” means HoldCo shares that are mandatorily redeemable for JBS N.V. BDRs.

•

“Huon Acquisition” means JBS USA’s acquisition of Huon Aquaculture Group Ltd (“Huon”), an Australian salmon aquaculture business. The Huon Acquisition was completed on November 17, 2021. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—Huon Acquisition.”

•	“IASB” means the International Accounting Standards Board.

•	“IFRS” means International Financial Reporting Standards.

•	“J&F” means J&F Investimentos S.A., a corporation (sociedade por ações) incorporated under the laws of Brazil. J&F is controlled by our ultimate controlling shareholders. See “Principal Shareholders.”

•	“JBS Australia” means Baybrick Pty Limited, an Australian proprietary limited company. JBS Australia is an indirect wholly-owned subsidiary of JBS S.A.

•	“JBS Canada” means JBS Food Canada ULC, a Canadian unlimited company. JBS Canada is an indirect wholly-owned subsidiary of JBS S.A.

•

“JBS Finance Luxembourg” means JBS Finance Luxembourg S.à r.l. (formerly JBS Packerland Distribution S.à r.l.), a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg with its registered address at 8-10 avenue de la Gare, L-1610 Luxembourg and registered with the Luxembourg Trade and companies Register (Registre de Commerce et des sociétés) under number B203410. JBS Finance Luxembourg is an indirect wholly-owned subsidiary of JBS S.A.

•	“JBS N.V. BDRs” means BDRs representing one JBS N.V. Class A Common Share. We intend to apply to list the JBS N.V. BDRs on the B3.

v

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	“JBS N.V. BDR Custodian” means , in its capacity as U.S. custodian of the JBS N.V. BDR Depositary Bank.

•	“JBS N.V. BDR Deposit Agreement” means the deposit agreement dated , between JBS N.V. and the JBS N.V. BDR Depositary Bank.

•	“JBS N.V. BDR Depositary Bank” means , the depositary for the JBS N.V. BDRs.

•

“JBS N.V. Class A Common Shares” means class A common shares in the capital of JBS N.V., with a par value of €0.01 (equivalent to approximately R$0.055694, converted using the foreign exchange rate as at December 31, 2022) per class A common share, whereby each JBS N.V. Class A Common Share confers the right to one vote per share at a general meeting of shareholders s.

•

“JBS N.V. Class B Common Shares” means class B common shares in the capital of JBS N.V., with a par value of €0.10 (equivalent to approximately R$0.55694, converted using the foreign exchange rate as at December 31, 2022) per class B common share, whereby each JBS N.V. Class B Common Share confers the right to ten votes per share at a general meeting of shareholders.

•	“JBS N.V. Common Shares” means, collectively, JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares.

•

“JBS N.V. Conversion Shares” means conversion shares in the capital of JBS N.V., with a par value of €0.09 (equivalent to approximately R$0.501246, converted using the foreign exchange rate as at December 31, 2022) per conversion share, whereby each JBS N.V. Conversion Share confers the right to nine votes per share at a general meeting of shareholders.

•	“JBS N.V. Shares” means, collectively, the JBS N.V. Class A Common Shares, the JBS N.V. Class B Common Shares and the JBS N.V. Conversion Shares.

•	“JBS S.A. ADS” means an ADS representing two JBS S.A. Common Shares. JBS S.A. ADSs are issued pursuant to the JBS S.A. ADS Program and trade in the over-the-counter market under the symbol “JBSAY.”

•	“JBS S.A. ADS Deposit Agreement” means the deposit agreement dated as of December 1, 2008, among, inter alia, JBS S.A. and the JBS S.A. ADS Depositary Bank.

•	“JBS S.A. ADS Depositary Bank” means The Bank of New York Mellon, the depositary for the JBS S.A. ADSs.

•	“JBS S.A. ADS Holders” means holders of JBS S.A. ADSs.

•	“JBS S.A. ADS Program” means the Level 1 ADS program sponsored by JBS S.A. pursuant to which JBS S.A. ADSs have been issued.

•	“JBS S.A. Common Shares” means shares of common stock of JBS S.A.

•

“JBS S.A. General Meeting” means the general meeting of shareholders of JBS S.A. scheduled for             , 2023, during which JBS S.A. Shareholders will have the opportunity to vote on the Merger of Shares and the Cash Dividend.

•

“JBS S.A. Free Float Outstanding” means all JBS S.A. Common Shares except for treasury shares and shares owned by the controlling shareholders and their related parties or by directors or officers of JBS S.A.

•	“JBS S.A. Shareholders” means holders of JBS S.A. Common Shares.

•

“JBS USA” means JBS USA Lux S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of Luxembourg, with its registered address at 8-10 Avenue de la Gare, L-1610 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and companies Register (Registre de Commerce et des sociétés) under number B203443. JBS USA is a wholly-owned subsidiary of JBS S.A.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•

“JBS USA Holding” means JBS USA Holding Lux S.à r.l. (formerly JBS USA Holdings, Inc.), a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg with its registered address at 8-10 avenue de la Gare, L-1610 Luxembourg and registered with the Luxembourg Trade and companies Register (Registre de Commerce et des sociétés) under number B203413. JBS USA Holding is an indirect wholly-owned subsidiary of JBS S.A.

•

“King Acquisition” means JBS S.A.’s acquisition of King’s Group (“King”), a global leader in the production of bresaola, with a presence in Italy and the United States. The King Acquisition was completed on February 4, 2022. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—King Acquisition.”

•	“Last Trading Day” means the last day the JBS S.A. Common Shares will trade on the B3, immediately prior to the Merger of Shares.

•

“LuxCo” means             , a Luxembourg entity through which our controlling shareholders will indirectly hold their shares of JBS N.V. following the completion of the Restructuring. LuxCo will be a direct shareholder of JBS N.V. following the completion of the Restructuring. See “Principal Shareholders—JBS N.V.”

•	“Luxembourg” means the Grand Duchy of Luxembourg.

•

“Margarine and Mayonnaise Business Acquisition” means Seara’s acquisition of Bunge Alimentos’ margarine and mayonnaise businesses in Brazil. The acquisition was completed on November 30, 2020. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—Margarine and Mayonnaise Business Acquisition.”

•

“Merger of Shares” means the incorporação de ações corporate transaction through which each JBS S.A. Common Share issued and outstanding on the Last Trading Day that is not held by HoldCo will be automatically contributed for its book value into HoldCo in exchange for a certain number of newly issued HoldCo Redeemable Shares, determined pursuant to the Exchange Ratio, resulting in JBS S.A. becoming a wholly owned subsidiary of HoldCo.

•

“Merger of Shares Protocol” means the Brazilian-law document (Protocolo e Justificação de Incorporação de Ações), prepared by the management of JBS S.A. and HoldCo, to be submitted for approval by their respective shareholders at their respective special meetings of shareholders and that provides the shareholders with information on the terms, conditions and reasoning for the approval of the merger of shares contemplated by the Proposed Transaction.

•	“Mexico” means the United Mexican States.

•

“Moy Park” means Moy Park Holdings (Europe) Ltd., a private company incorporated under the laws of Northern Ireland. Moy Park owns the companies that comprise the “Moy Park” business based in the United Kingdom, France and the Netherlands. Moy Park is a wholly-owned subsidiary of PPC.

•	“the Netherlands” means the European part of the Kingdom of the Netherlands.

•

“Pilgrim’s Food Masters Acquisition” means PPC’s acquisition of the specialty meats and ready meals businesses of Kerry Group plc, which have subsequently changed their name to Pilgrim’s Food Masters (“PFM”). The specialty meats and ready meals businesses are manufacturers of branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom. The Pilgrim’s Food Masters Acquisition was completed on September 24, 2021. For more information about the Pilgrim’s Food Masters Acquisition, see “Information about JBS S.A.—History and Development—Recent Acquisitions—Pilgrim’s Food Masters Acquisition.”

•	“PPC” means Pilgrim’s Pride Corporation, a Delaware corporation. JBS S.A. beneficially owns approximately 80% of PPC’s outstanding common stock.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	“Proposed Transaction” means: (1) the Merger of Shares; (2) the Redemption; and (3) the Cash Dividend, as detailed and subject to the conditions described in this prospectus.

•

“Redemption” means the redemption by HoldCo of all of the HoldCo Redeemable Shares and delivery to each holder thereof of one JBS N.V. BDR for every one HoldCo Redeemable Share held. The Redemption will take place immediately after the Merger of Shares.

•

“Restructuring” means the corporate reorganization process that the JBS Group intends to conduct which, as described in this prospectus, ultimately aims to migrate the JBS S.A. Shareholders to become shareholders of JBS N.V. The Proposed Transaction is the second and final step in the Restructuring. For more information about the Restructuring, see “Information about JBS N.V.”

•

“Rivalea Acquisition” means JBS Australia’s acquisition of Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd. (“Rivalea”), a hog breeding and processing business in Australia. The Rivalea Acquisition was completed on January 4, 2022. For more information about the Rivalea Acquisition, see “Information about JBS S.A.—History and Development—Recent Acquisitions— Rivalea Acquisition.”

•

“Seara” means Seara Alimentos Ltda., a Brazilian limited liability company (sociedade limitada). Seara and its subsidiaries produce poultry, pork and processed foods in Brazil. Seara is an indirect wholly-owned subsidiary of JBS S.A.

•	“SEC” means the United States Securities and Exchange Commission.

•	“Securities Act” means the United States Securities Act of 1933, as amended.

•

“Sunnyvalley Acquisition” means JBS USA’s acquisition of Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”), a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale consumers under the Sunnyvalley brand. The Sunnyvalley Acquisition was completed on December 1, 2021. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—Sunnyvalley Acquisition.”

•

“TriOak Business Acquisition” means JBS USA’s acquisition of the TriOak Foods (“TriOak”) business. TriOak is an American pork producer and grain marketer. The TriOak Business Acquisition was completed on December 2, 2022. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—TriOak Business Acquisition.”

•	“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

•	“ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

•	“U.S.” or “United States” means the United States of America.

•	“U.S. dollars” or “$” means U.S. dollars, the official currency of the United States.

•	“USDA” means the United States Department of Agriculture.

•

“Vivera Business Acquisition” means JBS USA’s acquisition of the business of Vivera Topholding BV (“Vivera”), a manufacturer of plant-based food products in Europe. Vivera offers products under the Vivera brand, as well as private labels, in more than 25 countries. The Vivera Business Acquisition was completed on June 17, 2021. For more information, see “Information about JBS S.A.—History and Development—Recent Acquisitions—Vivera Business Acquisition.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements reflecting assumptions, expectations, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included in this prospectus, other than statements of historical fact, that address activities, events or developments that we or our management expect, believe or anticipate will or may occur in the future are forward-looking statements. These statements represent our reasonable judgment on the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “could,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements of our current views and estimates of future economic circumstances, industry conditions in domestic and international markets and our performance and financial results.

Among the factors that may cause actual results and events to differ from the anticipated results and expectations expressed in such forward-looking statements are the following:

•	the Proposed Transaction and the expected timing and satisfaction of conditions precedent for completion of the Proposed Transaction;

•	the outbreak of COVID-19 and its impact on business and economic conditions;

•	the risk of outbreak of animal diseases, more stringent trade barriers in key export markets and increased regulation of food safety and security;

•	product contamination or recall concerns;

•	fluctuations in the prices of live cattle, hogs, chicken, corn and soymeal;

•	fluctuations in the selling prices of beef, pork and chicken products;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business and products or failure to comply with them, including environmental and sanitary liabilities;

•	currency exchange rate fluctuations, trade barriers, exchange controls, political risk and other risks associated with export and foreign operations;

•	changes in international trade regulations;

•	our strategic direction and future operation;

•	deterioration of economic conditions globally and more specifically in the principal markets in which we operate;

•

our ability to implement our business plan, including our ability to arrange financing when required and on reasonable terms and the implementation of our financing strategy and capital expenditure plan;

•	the successful integration or implementation of mergers and acquisitions, joint ventures, strategic alliances or divestiture plans;

•	the competitive nature of the industry in which we operate and the consolidation of our customers;

•	customer demands and preferences;

•	our level of indebtedness;

•	adverse weather conditions in our areas of operations;

•	continued access to a stable workforce and favorable labor relations with employees;

•	our dependence on key members of our management;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	the interests of our ultimate controlling shareholders;

•	reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and the outcome of these actions;

•	economic instability in Brazil and a resulting reduction in market confidence in the Brazilian economy;

•	political crises in Brazil;

•	the declaration or payment of dividends or interest attributable to shareholders’ equity;

•	unfavorable outcomes in legal and regulatory proceedings and government investigations that we are, or may become, a party to;

•	the risk factors discussed under the heading “Risk Factors”;

•	other factors or trends affecting our financial condition, liquidity or results of operations; and

•	other statements contained in this prospectus regarding matters that are not historical facts.

In addition, there may be other factors and uncertainties, many of which are beyond our control, that could cause our actual results and events to be materially different from the results referenced in the forward-looking statements. Many of these factors will be important in determining our actual future results. Consequently, any or all of our forward-looking statements may turn out to be inaccurate.

We caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this prospectus are qualified in their entirety by this cautionary statement.

x

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Solely for the convenience of the reader, we have translated some amounts included in this prospectus from Brazilian reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank at December 31, 2021 of R$5.581 per US$1.00. As a result of fluctuations in the Brazilian real/U.S. dollar exchange rate, the selling rate at December 31, 2021 may not be indicative of current or future exchange rates. As a result, prospective investors should not read these convenience translations as representations that any amounts have been or could be converted into U.S. dollars or Brazilian reais at those or any other exchange rates as of that or any other date.

Financial Statements

JBS N.V.

Until the completion of the first step of the Restructuring, which is expected to occur prior to the Closing Date and pursuant to which the controlling shareholders of JBS S.A. will transfer their interest in JBS S.A. to JBS N.V., JBS N.V. will have no revenues or business operations or material assets, liabilities or contingencies.

The JBS Group intends to conduct a corporate reorganization process which, as described in this prospectus, ultimately aims to migrate the JBS S.A. Shareholders to become shareholders of JBS N.V. Following the completion of the Proposed Transaction, JBS S.A. will be an indirect wholly-owned subsidiary of JBS N.V. Therefore, the business of JBS N.V. and its consolidated subsidiaries following the completion of the Proposed Transaction will be the same as the business of JBS S.A. and its consolidated subsidiaries immediately prior to the Proposed Transaction.

Following the completion of the Proposed Transaction, JBS N.V. will begin reporting consolidated financial information to shareholders prepared in accordance with IFRS, as issued by the IASB.

JBS S.A.

General

JBS S.A., which is JBS N.V.’s predecessor for accounting purposes, maintains its books and records in Brazilian reais, which is its functional currency, as well as its presentation currency.

JBS S.A.’s consolidated financial statements included in this prospectus are presented in Brazilian reais. JBS S.A. fully consolidates all subsidiaries and records investments in associates and joint ventures by the equity method. The financial statements of JBS S.A.’s subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all the entities that have a functional currency different from the Brazilian real are translated as follows:

•	assets and liabilities are translated at the current rate at the date of the applicable closing period;

•	income and expenses are translated at the average rate for the applicable period; and

•	all resulting exchange differences are recognized in “other comprehensive income.”

This prospectus includes financial information derived from JBS S.A.’s audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years in the two-year period ended December 31, 2021, including comparative financial information as of and for the year ended December 31, 2020, and the related notes thereto, which are included elsewhere in this prospectus. We refer to these as “JBS S.A.’s audited financial statements.”

JBS S.A.’s audited financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Restructuring and the Proposed Transaction

The JBS Group intends to conduct a corporate reorganization process (the “Restructuring”) which, as described in this prospectus, ultimately aims to migrate the JBS S.A. Shareholders to become shareholders of JBS N.V.

As the first step in the Restructuring, prior to the Closing Date, JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. On             , 2023, our controlling shareholders entered into a binding and unconditional agreement with JBS N.V., HoldCo and LuxCo pursuant to which: (1) JBS S.A.’s controlling shareholders will contribute all of their JBS S.A. Common Shares to LuxCo in exchange for shares of LuxCo, as a result of which LuxCo will be wholly owned by JBS S.A.’s controlling shareholders; (2) immediately thereafter, LuxCo will transfer all of its shares of JBS S.A. to JBS N.V. in exchange for          JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to HoldCo in exchange for common shares of HoldCo. As a result of this step, JBS N.V. will through HoldCo, indirectly hold the shares of JBS S.A. that are currently held directly by our controlling shareholders. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. This step will be subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption, which will result in each JBS S.A. shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our controlling shareholders (held indirectly, through LuxCo) will increase substantially in relation to our non-controlling shareholders.

The second and final step in the Restructuring, as further described in this prospectus, is to effect a Merger of Shares under which each JBS S.A. Common Share that is not held by HoldCo will be automatically contributed into HoldCo in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldCo. Each JBS S.A. Shareholder will receive HoldCo shares that are mandatorily redeemable for JBS N.V. BDRs, i.e., the HoldCo Redeemable Shares. Immediately following the Merger of Shares, HoldCo will redeem all of the HoldCo Redeemable Shares and deliver to each holder thereof JBS N.V. BDRs. Following this step, all of the shareholders of JBS S.A. immediately prior to the Merger of Shares will become shareholders of JBS N.V. through the JBS N.V. BDRs and HoldCo will hold 100% of the JBS S.A. Common Shares.

As the ultimate controlling shareholders of all entities involved in the transaction are the same immediately prior to and immediately following the Restructuring, the Restructuring will be accounted for as a reorganization under common control. The consolidated operations, assets, liabilities and contingencies of JBS N.V. immediately following the Restructuring will be the same as those of JBS S.A. immediately prior to it and therefore the reorganization will be accounted for on a book value basis – the carrying amounts of JBS S.A.’s consolidated assets and liabilities will be reflected in JBS N.V.’s consolidated financial statements with no fair value adjustments. As a result, the consolidated financial statements of JBS N.V. following the Restructuring will reflect:

•	The historical consolidated operating results, cash flows and financial position of JBS S.A. (as predecessor) for all dates and periods prior to the effective closing date of the Restructuring.

•	The contribution of JBS S.A.’s consolidated assets and liabilities at book value on the effective closing date of the Restructuring;

•

The consolidated operating results and cash flows of JBS N.V. (as successor) and its consolidated subsidiaries, including JBS S.A., following the effective closing date of the Restructuring as a continuation of those of JBS S.A., and the financial position of JBS N.V. as of the year-end subsequent to the effective closing date of the Restructuring. The comparative periods will be restated as if the reorganization had taken place at the beginning of the earliest comparative period presented.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	An adjustment, against retained earnings, in the consolidated statement of changes in equity as of the effective closing date of the Restructuring to reflect the statutory equity reserves of JBS N.V.

•	The number of common shares issued by JBS N.V. will be reflected retrospectively to all periods, for the purposes of calculating earnings per share.

Non-GAAP Financial Measures

We have disclosed certain non-GAAP financial measures in this prospectus, including: Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used as measures of performance by our management and should not be considered as measures of financial performance in accordance with IFRS. You should rely on non-GAAP financial measures in a supplemental manner only in making your investment decision. There is no standard definition of non-GAAP financial measures, and JBS S.A.’s definitions may not be comparable to those used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is calculated by making the following adjustments, as further described in this prospectus (see “Summary—Summary Historical Financial Data”), to net income: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the DOJ and antitrust agreements; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of JBS fund for the Amazon; and exclusion of certain other income (expenses), net.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by net revenue.

The use of Adjusted EBITDA, instead of net income, and Adjusted EBITDA Margin, instead of net margin, have limitations as analytical tools, including the following:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect income tax expense or the cash requirements to pay taxes;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•

Adjusted EBITDA and Adjusted EBITDA Margin include adjustments that represent cash expenses or that represent non-cash charges that may relate to future cash expenses, and some of these expenses are of a type that are expected to be incurred in the future, although the amount of any such future charge cannot be predicted.

For more information about Adjusted EBITDA and Adjusted EBITDA Margin and the adjusting items JBS S.A. used to calculate Adjusted EBITDA and Adjusted EBITDA Margin, see “Summary—Summary Historical Financial Data.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Industry and Market Data

Certain market and industry data included in this prospectus have been obtained from third-party sources that we believe to be reliable, such as the USDA. We have not independently verified such third-party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Nothing in this prospectus should be interpreted as a market forecast.

Brands

This prospectus includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this prospectus without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION, THE JBS S.A. GENERAL MEETING AND JBS N.V.

The following questions and answers are intended to briefly address some commonly asked questions regarding the Proposed Transaction, the JBS S.A. General Meeting, JBS N.V. and other matters. These questions and answers only highlight some of the information contained in this prospectus and may not contain all of the information that is important to you, current JBS S.A. Shareholder. Please further refer to “The Proposed Transaction” and the more detailed information contained elsewhere in this prospectus and the exhibits to this prospectus, which you should read carefully and in their entirety.

Questions and Answers for Current JBS S.A. Shareholders about the Proposed Transaction

What is the Proposed Transaction on which I am being asked to vote?

The Proposed Transaction is part of a corporate reorganization of the JBS Group with the purpose of listing shares on the NYSE that represent equity of JBS N.V. Currently, JBS S.A. Common Shares are listed on the B3 and JBS S.A. ADSs trade over-the-counter in the U.S. Upon completion of the Proposed Transaction, we expect to list JBS N.V. Class A Common Shares on the NYSE, to list JBS N.V. BDRs on the B3 and to delist JBS S.A. Common Shares from the B3. In addition, the JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting. See “The Proposed Transaction—JBS S.A. ADS Program” for additional information regarding the treatment of JBS S.A. ADS Holders in the Proposed Transaction.

The completion of the Proposed Transaction is expected to occur on or about                  business days after the JBS S.A. General Meeting and the HoldCo General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the three steps below:

•

Merger of Shares. Subject to approval at the JBS S.A. General Meeting, on the Closing Date, the Merger of Shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each JBS S.A. Common Share issued and outstanding on the Last Trading Day that is not held by HoldCo will be automatically contributed for its book value into HoldCo in exchange for a certain number of HoldCo Redeemable Shares, determined pursuant to the Exchange Ratio, and JBS S.A. will become a wholly-owned subsidiary of HoldCo. The HoldCo Redeemable Shares are mandatorily redeemable for JBS N.V. BDRs.

•

Redemption. Immediately after the Merger of Shares is approved at JBS S.A. General Meeting, JBS N.V., as sole shareholder of HoldCo, will approve at the HoldCo General Meeting the redemption of all of the HoldCo Redeemable Shares and deliver to each holder thereof one JBS N.V. BDR for every one HoldCo Redeemable Share held. If such holder wants to receive the underlying JBS N.V. Class A Common Shares, the JBS N.V. BDRs may be cancelled at any time, and from time to time, on or after about two business days after the Closing Date.

•

Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting will be entitled to receive a Cash Dividend of R$     per JBS S.A. Common Share held. The aggregate amount of the Cash Dividend is R$    , based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding. The Cash Dividend will be paid within                  business days after the Closing Date.

Immediately following the completion of the Proposed Transaction:

•	JBS S.A. will be an indirect wholly owned subsidiary of JBS N.V.

•	The business conducted by the JBS Group will be the same as prior to the Proposed Transaction.

•	You will become a shareholder of JBS N.V. (initially through the holding of JBS N.V. BDRs, which can be cancelled to allow direct interest in JBS N.V. through holding JBS N.V. Class A Common Shares).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•

The shareholders of JBS N.V. will be the same as the shareholders of JBS S.A. on the Last Trading Day, and on the Closing Date, our controlling shareholders will (indirectly, through LuxCo) hold a number of JBS N.V. Class B Common Shares that represents the same economic interest in JBS N.V. as our controlling shareholders have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to shareholders of JBS S.A. resulting from the Merger of Shares and the Redemption. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of the ultimate controlling shareholders will increase from 48.83% to 90.52% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022).

•

Our ultimate controlling shareholders will continue to control the JBS Group’s business through the indirect ownership of JBS N.V. Class B Common Shares representing 90.52% of the voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022), which represents an increase in their aggregate voting power from the 48.83% voting power in JBS S.A. they held as of December 31, 2022.

What is the purpose of the Proposed Transaction?

The purpose of the Proposed Transaction is to create a corporate structure that allows us to better reflect our global presence and diverse international operations and implement our growth strategy, which we expect will allow us to improve our rating indices and maximize shareholder value. As an NYSE-listed company, we expect to improve our access to funding sources and enhance our ability to raise financing to support our operations and fund growth, as well as lower our cost of capital.

If the Proposed Transaction is concluded, what will I receive?

Subject to the approval of the Merger of Shares at the JBS S.A. General Meeting and the satisfaction of the conditions described in this prospectus, each holder of JBS S.A. Common Shares, except HoldCo, will receive one JBS N.V. BDR for every two JBS S.A. Common Shares it holds.

No tradable fractional JBS N.V. BDRs may be delivered to JBS S.A. Shareholders pursuant to the Proposed Transaction. Following the Closing Date, any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional JBS N.V. BDRs will be distributed on a pro rata basis to the former JBS S.A. Shareholders who contributed their JBS S.A. Common Shares to HoldCo in the Merger of Shares. Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. Shareholders in connection with the Proposed Transaction.

The Exchange Ratio is defined in the section “Certain Defined Terms.” The Exchange Ratio has been established so that each JBS S.A. Shareholder (excluding HoldCo) receives, upon completion of the Proposed Transaction, one JBS N.V. BDR for every two JBS S.A. Common Shares that it holds. This will result in each JBS S.A. Shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption.

In addition, all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting will be entitled to receive a Cash Dividend of R$         per JBS S.A. Common Share held. The aggregate amount of the Cash Dividend is R$        , based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding. The Cash Dividend will be paid within                      business days after the Last Trading Day.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In connection with the Proposed Transaction, HoldCo may be required to withhold and collect Brazilian taxes imposed on capital gains assessed, if any, due by certain non-Brazilian JBS S.A. Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014. See “Material Tax Considerations—Material Brazilian Tax Considerations.”

Will JBS S.A. Shareholders receive the same consideration?

In connection with the Proposed Transaction, each holder of JBS S.A. Common Shares issued and outstanding on the Last Trading Day (not including HoldCo) will receive JBS N.V. Class A Common Shares in the form of JBS N.V. BDRs, based on the Exchange Ratio.

On the other hand, on the Closing Date, our controlling shareholders will (indirectly, through LuxCo) hold an amount of JBS N.V. Class B Common Shares that represents the same economic interest in JBS N.V. as our controlling shareholders have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption. Since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of the ultimate controlling shareholders will increase from 48.83% to 90.52% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022). The exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling shareholders upon completion of the Proposed Transaction will depend on the percentage of JBS S.A. shares that they hold on the Last Trading Day.

What happens if the Proposed Transaction is not approved at the JBS S.A. General Meeting?

If the Proposed Transaction is not approved at the JBS S.A. General Meeting, the Proposed Transaction will not become effective. In this case:

•	You will continue to hold your JBS S.A. Common Shares.

•	JBS S.A. Common Shares will remain listed on B3.

•	JBS N.V. will not have its Class A Common Shares listed on the NYSE, and you will not receive JBS N.V. Class A Common Shares or JBS N.V. BDRs.

•	You will not receive the Cash Dividend.

When do you expect the Proposed Transaction to be concluded?

We expect the Proposed Transaction to close on or about                  business days after the JBS S.A. General Meeting, subject to the approval of JBS S.A. Shareholders at the JBS S.A. General Meeting and satisfaction of certain conditions. None of these conditions may be waived, and we cannot guarantee that the Proposed Transaction will be concluded within this timeframe. See “The Proposed Transaction—Conditions Precedent to the Proposed Transaction.”

Will the JBS N.V. Class A Common Shares and the JBS N.V. BDRs be traded on any stock exchange?

We expect that on or about                 , 2023, the JBS N.V. BDRs will be listed on B3 under the symbol “JBS,” and on or about                 , 2023, the JBS N.V. Class A Common Shares will be listed on the NYSE under the symbol “                ”.

The opening price of the JBS N.V. BDRs on the B3 will be equivalent to the closing price of the JBS S.A. Common Shares on the Last Trading Day, as adjusted by the Exchange Ratio. We expect that the opening price of the JBS N.V. Class A Common Shares on the NYSE will be determined by buy and sell orders collected by

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for the JBS N.V. Class A Common Shares. However, prior to the opening trade, there will not be a price at which underwriters initially sell the JBS N.V. Class A Common Shares to the public as there would be in a traditional underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of the JBS N.V. Class A Common Shares may be more volatile than in a traditional underwritten initial public offering and could decline significantly and rapidly. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.”

May I elect to receive JBS N.V. Class A Common Shares instead of JBS N.V. BDRs?

No. Holders of JBS S.A. Common Shares on the Last Trading Day shall receive JBS N.V. BDRs in connection with the Proposed Transaction. However, at any time, and from time to time, on or after about two business days after the Closing Date, a holder of JBS N.V. BDRs that wants to receive JBS N.V. Class A Common Shares may request the cancellation of all or a portion of its JBS N.V. BDRs by: (1) instructing its broker or custodian operating in Brazil to cancel its JBS N.V. BDRs with the JBS N.V. BDR Depositary Bank; and (2) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the JBS N.V. BDR Deposit Agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying JBS N.V. Class A Common Shares.

May I elect to receive cash instead of JBS N.V. BDRs?

No. JBS S.A. Shareholders will not be given the option to receive cash in lieu of JBS N.V. BDRs in the Proposed Transaction. If you do not want to receive JBS N.V. BDRs in connection with the Proposed Transaction, you must sell you JBS S.A. Common Shares prior to the Last Trading Day. Alternatively, you have the option to: (1) sell the JBS N.V. BDRs on the B3; or (2) cancel the JBS N.V. BDRs and receive the underlying JBS N.V. Class A Common Shares in your custodian account in the United States and sell them on the NYSE.

May I continue to be a JBS S.A. Shareholder?

If the Proposed Transaction is concluded, you will not be able to continue to be a direct shareholder of JBS S.A., but you will be able to continue to be an indirect shareholder of JBS S.A. through the ownership of JBS N.V. BDRs. Upon completion of the Proposed Transaction, JBS S.A. will no longer have its shares listed on B3 or any other exchange and JBS S.A. will become a wholly owned subsidiary of HoldCo.

May I participate in the Proposed Transaction as a JBS S.A. ADS Holder?

No. The JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting. This means that if you hold JBS S.A. ADSs, you will not be entitled to participate in the JBS S.A. General Meeting unless you surrender your JBS S.A. ADSs in accordance with the provisions of the JBS S.A. ADS Deposit Agreement and receive the underlying JBS S.A. Common Shares prior to the date of the JBS S.A. General Meeting. See “The Proposed Transaction—JBS S.A. ADS Program” for additional information regarding the treatment of JBS S.A. ADS Holders in the Proposed Transaction.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

What conditions must be satisfied to complete the Proposed Transaction?

In addition to the necessary corporate approvals, including approval of the Proposed Transaction at the JBS S.A. General Meeting, the material conditions that must be satisfied to complete the Proposed Transaction are set forth below, in chronological order:

Before the JBS S.A. General Meeting is called:

•

The registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the JBS N.V. Class A Common Shares, i.e., the underlying assets of the JBS N.V. BDRs, to be issued and delivered to JBS S.A. Shareholders (of which this prospectus is a part) shall have become effective prior to the date the JBS S.A. General Meeting is called, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

Before the completion of the Proposed Transaction:

•	JBS N.V. Class A Common Shares shall be approved for listing on the NYSE.

•	JBS N.V. BDRs shall be approved by the CVM and for listing on B3.

•	The Australian Foreign Investment Review Board shall have approved the Proposed Transaction.

None of these conditions may be waived.

Do I have withdrawal rights (direito de recesso) in connection with the Proposed Transaction?

No. JBS S.A. Shareholders will not have withdrawal rights (direito de recesso) under the Brazilian Corporation Law.

What will be the accounting treatment of the Proposed Transaction?

As the ultimate controlling shareholders of all entities involved in the transaction are the same immediately prior to and immediately following the Restructuring, the Restructuring will be accounted for as a reorganization under common control. The consolidated operations, assets, liabilities and contingencies of JBS N.V. immediately following the Restructuring will be the same as those of JBS S.A. immediately prior to it and therefore the reorganization will be accounted for on a book value basis – the carrying amounts of JBS S.A.’s consolidated assets and liabilities will be reflected in JBS N.V.’s consolidated financial statements with no fair value adjustments. For more information, see “Presentation of Financial and Other Information—The Restructuring and the Proposed Transaction.”

Questions and Answers about the JBS S.A. General Meeting

What corporate approvals are needed for the Proposed Transaction?

The board of directors of JBS S.A. must approve the Proposed Transaction. We expect that the board of directors of JBS S.A. will meet to approve the Proposed Transaction on                 , 2023. The Merger of Shares and the Cash Dividend is also subject to the approval of JBS S.A. Shareholders at the JBS S.A. General Meeting.

The Redemption is subject to approval by JBS N.V., as sole shareholder of HoldCo.

Where and when will the JBS S.A. General Meeting be held?

TIME AND DATE:                 , 2023, at                  a.m./p.m. (São Paulo time).

PLACE:                 .

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

AGENDA: Consider and vote on: (1) the Merger of Shares, including ancillary matters, such as the approval of the Merger of Shares Protocol and related valuation reports; (2) the Delisting; and (3) the Cash Dividend.

For additional information about the JBS S.A. General Meeting, see “JBS S.A. General Meeting.”

What is the quorum for installation of the JBS S.A. General Meeting?

The JBS S.A. General Meeting will be installed on first call if attended by shareholders representing collectively 1/4 of the outstanding capital stock of JBS S.A. If the attendance requirement is not met for the JBS S.A. General Meeting on first call, the JBS S.A. General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the JBS S.A. General Meeting on first call. The JBS S.A. General Meeting may be installed on second call with any percentage of holders present at the meeting following the second call. Although the controlling shareholders will be counted for quorum purposes to install the JBS S.A. General Meeting and the shares held by our controlling shareholders will be sufficient to establish a quorum, the JBS S.A. General Meeting will not be held if no non-controlling shareholders participate because the Proposed Transaction cannot be approved without participation by non-controlling shareholders. As described below under “What is the minimum vote required to approve the Proposed Transaction, and will our controlling shareholders vote at the JBS S.A. General Meeting?” all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting.

What is the minimum vote required to approve the Proposed Transaction, and will our controlling shareholders vote at the JBS S.A. General Meeting?

The Merger of Shares and ancillary matters, such as the Merger of Shares Protocol and related valuation reports, as described under the caption “JBS S.A. General Meeting—Agenda of the JBS S.A. General Meeting,” require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares.

The Delisting requires the affirmative vote of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. Accordingly, our controlling shareholders will not be entitled to vote on this matter.

The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting.

Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the total issued and outstanding JBS S.A. Common Shares as of December 31, 2022. However, since certain matters being voted on at the JBS S.A. General Meeting (such as the Merger of Shares) must be approved by a majority of the total outstanding JBS S.A. Common Shares, it is possible that the Proposed Transaction may be approved by non-controlling shareholders representing as little as 1.2% of the total JBS S.A. Common Shares issued and outstanding (which combined with the 48.83% of the issued and outstanding JBS S.A. Common Shares held by our controlling shareholders as of December 31, 2022 amount to a majority of the JBS S.A. Common Shares outstanding). See “Risk Factors— Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Our controlling shareholders, who held 48.83% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters.

Are any JBS S.A. Shareholders already committed to vote in favor of the proposal to approve the Proposed Transaction?

We have not received any formal commitments to vote in favor of the Proposed Transaction yet. In addition, there is no voting agreement or understanding, formal or informal, with BNDESPar or other non-controlling shareholders.

May I attend the JBS S.A. General Meeting?

If you hold JBS S.A. Common Shares on the day of the JBS S.A. General Meeting, you may attend the JBS S.A. General Meeting, provided that you present the appropriate documentation required by JBS S.A. for participation.

The documents and instructions for attendance of the JBS S.A. General Meeting will be available at JBS S.A.’s and CVM’s website in due course.

May I vote at the JBS S.A. General Meeting?

If you hold JBS S.A. Common Shares, you may vote at the JBS S.A. General Meeting, provided that you properly register to attend the JBS S.A. General Meeting. For more information, see “ –May I attend the JBS S.A. General Meeting?” above.

Because the JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting, if you hold JBS S.A. ADSs, you will not be entitled to participate in the JBS S.A. General Meeting unless you surrender your JBS S.A. ADSs in accordance with the provisions of the JBS S.A. ADS Deposit Agreement and receive the underlying JBS S.A. Common Shares prior to the date of the JBS S.A. General Meeting. See “The Proposed Transaction—JBS S.A. ADS Program” for additional information regarding the treatment of JBS S.A. ADS Holders in the Proposed Transaction.

How can I attend and vote on the JBS S.A. General Meeting?

JBS S.A. will convene the JBS S.A. General Meeting by publishing a notice in a major Brazilian newspaper (Valor Econômico). The first call notice must be published not less than three times, beginning at least 30 calendar days prior to the JBS S.A. General Meeting date. On the second call, the notice must be published not less than three times, beginning at least eight calendar days prior to the JBS S.A. General Meeting date.

Shareholders may attend the JBS S.A. General Meeting: (1) in person, if an individual; (2) by its legal representatives, if a legal entity (company or investment fund); or (3) by proxy, provided the shareholder complies with the applicable rules. For more information, see “JBS S.A. General Meeting—Manner of Voting.”

The documents necessary for participating in the JBS S.A. General Meeting may be sent to JBS S.A. prior to the date for which the meeting was called in order for JBS S.A. to evaluate the request and grant access to the JBS S.A. General Meeting to the shareholder, if that is the case. The documents necessary for participating in the JBS S.A. General Meeting will be available at JBS S.A. Investor Relations website (https://ri.jbs.com.br/en/) and will also be disclosed to the market 30 days prior to the date for which the JBS S.A. General Meeting will be first called. The information included on our website or that might be accessed through our website is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

With respect to the approval of the Merger of Shares, each JBS S.A. Common Share will be entitled to one vote at the JBS S.A. General Meeting.

What happens if I do not vote?

If you are a JBS S.A. Shareholder and you do not vote, you will receive the same treatment as the other JBS S.A. Shareholders. If the Proposed Transaction is not approved at the JBS S.A. General Meeting, you will continue to hold your JBS S.A. Common Shares.

Does the board of directors of JBS S.A. recommend the Proposed Transaction?

The board of directors of JBS S.A. must approve the Proposed Transaction. We expect that the board of directors of JBS S.A. will meet to approve the Proposed Transaction on                 , 202    .

What is this document and why am I receiving it?

This document is a prospectus of JBS N.V. relating to the JBS N.V. BDRs that will be issued as the consideration upon completion of the Proposed Transaction and the JBS N.V. Class A Common Shares underlying the JBS N.V. BDRs. It also informs JBS S.A. Shareholders of the upcoming JBS S.A. General Meeting at which JBS S.A. Shareholders will vote on, among other things, the Merger of Shares, the Delisting and the Cash Dividend, and provides details of the consideration JBS S.A. Shareholders will receive upon completion of the Proposed Transaction. You should carefully review this prospectus, because, as a JBS S.A. Shareholder, you will be entitled to vote at the JBS S.A. General Meeting that will be called in order for JBS S.A. Shareholders to approve the Merger of Shares, among other matters.

Questions and Answers about JBS N.V.

Who is JBS N.V.?

JBS B.V. is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands. Prior to the Closing Date, JBS B.V. will be converted into a public limited liability company (naamloze vennootschap) under Dutch law, with the name “JBS N.V.” As of December 31, 2022, the issuer was a wholly-owned subsidiary of JBS S.A. and had no revenues or business operations or material assets, liabilities or contingencies. JBS S.A. intends to transfer the issuer to J&F prior to the first step of the Restructuring described below.

The JBS Group intends to conduct a corporate reorganization process (the “Restructuring”) which, as described in this prospectus, ultimately aims to migrate the JBS S.A. Shareholders to become shareholders of JBS N.V.

As the first step in the Restructuring, prior to the Closing Date, JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. On             , 2023, our controlling shareholders entered into a binding and unconditional agreement with JBS N.V., HoldCo and LuxCo pursuant to which: (1) JBS S.A.’s controlling shareholders will contribute all of their JBS S.A. Common Shares to LuxCo in exchange for shares of LuxCo, as a result of which LuxCo will be wholly owned by JBS S.A.’s controlling shareholders; (2) immediately thereafter, LuxCo will transfer all of its shares of JBS S.A. to JBS N.V. in exchange for         JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to HoldCo in exchange for common shares of HoldCo. As a result of this step, JBS N.V. will, through HoldCo, indirectly hold the shares of JBS S.A. that are currently held directly by our controlling shareholders. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. This step will be subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption, which will result in each JBS S.A. shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

and the Redemption. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our controlling shareholders (held indirectly, through LuxCo) will increase substantially in relation to our non-controlling shareholders.

The second and final step in the Restructuring, as further described in this prospectus, is to effect a Merger of Shares under which each JBS S.A. Common Share that is not held by HoldCo will be automatically contributed into HoldCo in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldCo. Each JBS S.A. Shareholder will receive HoldCo shares that are mandatorily redeemable for JBS N.V. BDRs, i.e., the HoldCo Redeemable Shares. Immediately following the Merger of Shares, HoldCo will redeem all of the HoldCo Redeemable Shares and deliver to each holder thereof JBS N.V. BDRs. Following this step, all of the shareholders of JBS S.A. immediately prior to the Merger of Shares will become shareholders of JBS N.V. through the JBS N.V. BDRs and HoldCo will hold 100% of the JBS S.A. Common Shares.

Immediately prior to the Closing Date, JBS N.V. will not own any material assets other than shares of HoldCo, and HoldCo will not hold any material assets other than the shares of JBS S.A. formerly directly held by our controlling shareholders. Neither JBS N.V. nor HoldCo will have any material liability or contingency. Therefore, the business of JBS N.V. and its consolidated subsidiaries following the completion of the Proposed Transaction will be the same as the business of JBS S.A. and its consolidated subsidiaries immediately prior to the Proposed Transaction.

Who will be the shareholders of JBS N.V. after completion of the Proposed Transaction?

If the Proposed Transaction is concluded, the same shareholders of JBS S.A. on the Last Trading Date will become shareholders of JBS N.V. Upon conclusion of the Proposed Transaction, 567,493,236 JBS N.V. Class A Common Shares underlying the JBS N.V. BDRs and 541,564,948 JBS N.V. Class B Common Shares will be issued and outstanding, assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022. All JBS N.V. Class B Common Shares will be held (indirectly, through LuxCo) by our controlling shareholders. For more information, see “Principal Shareholders.”

Will I have voting rights as a holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs?

Yes, each JBS N.V. Class A Common Share (including JBS N.V. Class A Common Shares held as JBS N.V. BDRs) is entitled to one vote at a general meeting of shareholders of JBS N.V. The controlling shareholders will own JBS N.V. Class B Common Shares, and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V. See “Description of Share Capital.” The procedure for voting if you hold JBS N.V. BDRs may be different. For more information, see “Description of JBS N.V. BDRs and Deposit Agreement.”

Will I have the right to receive dividends, as a holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs?

Yes. Each JBS N.V. Class A Common Share (including JBS N.V. Class A Common Shares held as JBS N.V. BDRs) and JBS N.V. Class B Common Share is entitled to receive dividends, if and when resolved upon by the general meeting of shareholders of JBS N.V. and subject to the capital requirements imposed by Dutch law. A holder of a JBS N.V. Class A Common Share (including JBS N.V. Class A Common Shares held as JBS N.V. BDRs) is entitled to receive the same amount of dividends per share as a holder of a JBS N.V. Class B Common Share. For further information on dividends, see “Per Share, Dividend and Market Data—Historical Dividend Data.”

What are the differences between JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares?

Each JBS N.V. Class A Common Share is entitled to one vote per share and each JBS N.V. Class B Common Share is entitled to 10 votes per share at a general meeting of shareholders of JBS N.V.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. intends to apply to list the JBS N.V. Class A Common Shares on the NYSE. JBS N.V. Class B Common Shares will not be listed on any exchange and, pursuant to JBS N.V.’s articles of association, each JBS N.V. Class B Common Share may be converted into one JBS N.V. Class A Common Share and one JBS N.V. Conversion Share upon (i) a resolution by the board of directors following delivery of a conversion request to the board of directors, or (ii) automatically upon the enforcement of a security interest over such JBS N.V. Class B Common Share (including, but not limited to, a right of pledge), which results in a transfer of such JBS N.V. Class B Common Share.

The rights of the two classes of JBS N.V Common Shares are otherwise identical. See “Description of Share Capital.”

Can I convert my JBS N.V. Class A Common Shares into JBS N.V. Class B Common Shares?

No. JBS N.V. Class A Common Shares are not convertible into JBS N.V. Class B Common Shares.

What are the differences between the rights of JBS S.A. Shareholders and holders of JBS N.V. Common Shares?

Rights of shareholders of JBS N.V. and rights of JBS S.A. Shareholders may be significantly different. While JBS S.A. is a Brazilian corporation listed on B3, and subject to Brazilian Corporation Law, CVM regulation and B3 Novo Mercado listing rules, JBS N.V. is a Dutch company, subject to Dutch law, including the Dutch Civil Code, SEC regulation and NYSE listing rules. For a summary of the material differences between the rights of JBS S.A. Shareholders and JBS N.V. shareholders, see “Comparison of the Rights of Holders of JBS N.V. Shares and JBS S.A. Common Shares.”

Additionally, in connection with the listing of JBS N.V. BDRs, JBS N.V. expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case JBS N.V. will be required to obtain a registration as a foreign issuer in Brazil before the CVM and, consequently, comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Questions and Answers about Other Issues

Can I sell my JBS S.A. Common Shares after the JBS S.A. General Meeting?

Subject to the observance of applicable legal requirements, JBS S.A. Common Shares will continue to be listed on B3 and be eligible for trading over B3 under their existing ticker symbol until the Last Trading Day.

Will I have to pay any brokerage commission in connection with the Proposed Transaction?

You will not have to pay brokerage commissions if your JBS S.A. Common Shares are registered in your name. If your JBS S.A. Common Shares are held through a bank or broker or a custodian linked to a stock exchange, you should consult with them as to whether or not they charge any transaction fee or service charges in connection with the Merger of Shares or the other elements of the Proposed Transaction.

What are the U.S. federal income tax consequences of the Proposed Transaction to JBS S.A. Shareholders?

The Merger of Shares and Redemption, when taken together with certain other steps of the Restructuring, including the LuxCo transfer of shares of JBS S.A. to JBS N.V. in exchange for JBS N.V. Class B Common Shares, are expected to be treated as part of an integrated transaction qualifying as a nonrecognition transaction for U.S. federal income tax purposes. If the Merger of Shares and Redemption qualify as a nonrecognition transaction, then U.S. Holders will not recognize any gain or loss with respect to the exchange of their JBS S.A. Common Shares for the HoldCo Redeemable Shares or the redemption of the HoldCo Redeemable Shares for JBS N.V. BDRs in the Proposed Transaction. This tax treatment, however, is not free from doubt and the IRS could disagree with this treatment.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If the Merger of Shares and Redemption do not qualify as a nonrecognition transaction, and therefore are a fully taxable transaction for U.S. federal income tax purposes, a U.S. holder of JBS S.A. Common Shares generally would recognize taxable gain or loss in an amount equal to the difference between the fair market value of any JBS. N.V. BDRs or JBS N.V. Class A Common Shares received on the date of exchange and its tax basis in the JBS S.A. Common Shares exchanged, in each case determined in U.S. dollars.

We expect that the Cash Dividend will be reported to U.S. Holders as a dividend taxable at ordinary income rates.

You should read the section entitled “Taxation—Material U.S. Federal Income Tax Consequences” for more information on the U.S. federal income tax consequences of the Proposed Transaction and you should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

What are the Brazilian income tax consequences of the Proposed Transaction to JBS S.A. Shareholders?

The Merger of Shares (incorporação de ações) of JBS S.A. Common Shares into HoldCo and the subsequent Redemption may trigger the recognition of gains subject to taxation in Brazil. The tax rates applicable to these gains would depend on the type, domicile and regime of the corresponding holder. You should read the section entitled “Taxation—Material Brazilian Tax Consequences” for more information on the Brazil income tax consequences of the Proposed Transaction. This section also describes the income tax treatment applicable to dividends or other similar income arising from JBS N.V. Class A Common Shares and JBS N.V. BDRs earned by Brazilian holders, which may be subject to income tax in accordance with the applicable regime for investments held outside Brazil. Such rules are different from the rules applicable to direct investments in a Brazilian company (such as JBS S.A.) and do not provide for certain benefits such as the tax exemption on the distribution of dividends currently in force.

You should consult your own tax advisors regarding the tax consequences of the Proposed Transaction in your particular circumstances.

What are the Dutch tax consequences of the Proposed Transaction to JBS S.A. Shareholders?

The Dutch tax consequences of the Proposed Transaction for a JBS S.A. Shareholder will depend in part on such holder’s circumstances. For JBS S.A. Shareholders that are not a tax resident of the Netherlands, save in the circumstances as described in section “Taxation—Material Dutch Tax Consequences,” the Merger of Shares of JBS S.A. Common Shares into HoldCo and the subsequent Redemption should generally not trigger recognition of gains that are taxable in the Netherlands. In any event, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the Proposed Transaction, including the applicability and effect of Dutch tax laws.

Are there risks associated with the Proposed Transaction?

Yes. There are a number of risks related to the Proposed Transaction that are discussed in this prospectus. In evaluating the Proposed Transaction, before making any decision on whether and how to vote, you are urged to read carefully and in its entirety this prospectus, in particular the section entitled “Risk Factors.”

Who can help answer my questions?

The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained elsewhere in this prospectus. You should read carefully the entire prospectus, including the information in the exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

If you have any questions about the Proposed Transaction, please contact JBS S.A.’s investor relations office by phone at (+55 11) 3144-4055 and by e-mail at ri@jbs.com.br.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

SUMMARY

The following summary highlights some of the information contained in this prospectus but does not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the sections entitled “Risk Factors” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Information about JBS N.V.,” “Information about JBS S.A.” and JBS S.A.’s audited financial statements and the notes thereto included elsewhere in this prospectus.

JBS N.V.

The issuer was incorporated on October 9, 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Violet Holdings B.V.” On February 3, 2020, its name was changed to “Swift Foods B.V.” and, on November 17, 2022, its name was changed to “JBS B.V.” Prior to the Closing Date, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “JBS N.V.” As of December 31, 2022, the issuer was a wholly-owned subsidiary of JBS S.A. and had no revenues or business operations or material assets, liabilities or contingencies. JBS S.A. intends to transfer the issuer to J&F prior to the first step of the corporate reorganization described elsewhere in this prospectus.

The JBS Group intends to conduct a corporate reorganization process which, as described in this prospectus, ultimately aims to migrate the JBS S.A. Shareholders to become shareholders of JBS N.V. Therefore, the business of JBS N.V. and its consolidated subsidiaries following the completion of the Proposed Transaction will be the same as the business of JBS S.A. and its consolidated subsidiaries immediately prior to the Proposed Transaction.

If the Proposed Transaction is concluded, the same shareholders of JBS S.A. will become shareholders of JBS N.V. Upon conclusion of the Proposed Transaction, 567,493,236 JBS N.V. Class A Common Shares underlying the JBS N.V. BDRs and 541,564,948 JBS N.V. Class B Common Shares will be issued and outstanding, assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022. All JBS N.V. Class B Common Shares will be held (indirectly, through LuxCo) by our controlling shareholders. For more information, see “Principal Shareholders.”

The issuer’s registered office is located at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands. The issuer’s telephone number is +31 20 656 47 00. As soon as reasonably practicable after the completion of the Proposed Transaction, we plan to establish a website that will allow you to access certain information but such website or information will not constitute a part of this prospectus. The issuer’s agent for service of process in the United States is JBS USA Food Company, located at 1770 Promontory Circle, Greeley, Colorado 80634, and its telephone number is +1 (970) 506-8000.

JBS S.A.

Overview

We are the largest protein company and the largest food company in the world in terms of net revenue for the year ended December 31, 2021, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was R$350.7 billion (US$62.8 billion) and R$270.2 billion (US$48.4 billion) for the years ended December 31, 2021 and 2020, respectively. Our net income was R$20.5 billion (US$3.7 billion) and R$4.7 billion (US$0.8 billion) for the years ended December 31, 2021 and 2020, respectively. Our Adjusted EBITDA was R$45.7 billion (US$8.2 billion) and R$29.6 billion (US$5.3 billion) for the years ended December 31, 2021

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

and 2020, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 275,000 customers worldwide in approximately 190 countries on six continents.

As of December 31, 2021, we were:

•

the #1 global beef producer in terms of capacity, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 76,150 heads of cattle according to Nebraska Public Media;

•

the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

•

the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 131,075 hogs according to WATT Poultry;

•	a leading lamb producer in terms of capacity, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 16,310 heads;

•	a regional leading fish producer in terms of capacity, with operations in Australia and an aggregate daily processing capacity of approximately 39,200 fish; and

•	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, sheep and fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953”, “Seara Gourmet”, “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the year ended December 31, 2021, we generated 74.0% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 26.0% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 54.5% of our net revenue from export sales in the year ended December 31, 2021, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 10.9% of our net revenue from export sales in the year ended December 31, 2021.

JBS S.A.’s headquarters are located at Av. Marginal Direita do Tietê, 500, Bloco I, 3rd Floor, CEP 05118-100, in the City of São Paulo, State of São Paulo, Brazil, and our phone number is (+55 11) 3144-4000. JBS S.A.’s Investor Relations Department is located in its management office at Av. Marginal Direita do Tietê, 500, CEP 05118-100, in the City of São Paulo, State of São Paulo, Brazil, and may be contacted by phone at

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(+55 11) 3144-4055 and by e-mail at ir@jbs.com.br. JBS S.A.’s website is www.jbs.com.br. Information contained on or obtainable through JBS S.A.’s website is not incorporated into, and does not constitute a part of, this prospectus.

The JBS S.A. Common Shares are listed on the Novo Mercado segment (the highest level of corporate governance requirements) of the B3 under the symbol “JBSS3.”

Our management uses net revenue, along with Adjusted EBITDA and Adjusted EBITDA Margin, to measure our performance. The following table sets forth some of our main financial information for the periods indicated.

	For the year ended December 31,
	2021 (1)	2021	2020
	(in millions of US$)	(in millions of Brazilian reais, except percentages)
Net revenue	62.837.4	350,695.6	270,204.2
Net income	3,678.4	20,529.7	4,654.9
Net margin (2)		5.8%	1.7%
Adjusted EBITDA (3)	8,181.7	45,662.3	29,554.6
Adjusted EBITDA margin (4)		13.0%	10.9%

(1)

Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.581 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2021, as reported by the Brazilian Central Bank. The Brazilian real/U.S. dollar exchange rate should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date. These U.S. dollar amounts have not been audited.

(2)	Net margin is calculated by dividing net income by net revenue.
(3)

Adjusted EBITDA is used as a measure of performance by our management. Adjusted EBITDA is calculated by making the following adjustments, as further described in this prospectus (see “Summary—Summary Historical Financial Data”), to net income: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the DOJ and antitrust agreements; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of JBS fund for the Amazon; and exclusion of certain other income (expenses), net. Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS or as measures of operating cash flows or liquidity. You should rely primarily on our IFRS results, and use Adjusted EBITDA in a supplemental manner in making your investment decision. For more information about the limitations of Adjusted EBITDA, see “Presentation of Financial and Other Information—Non-GAAP Financial Measures.” For a reconciliation of Adjusted EBITDA to net income, see “—Summary Historical Financial Data.”

(4)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by net revenue.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Set forth below is a map showing, by region, the geographic distribution of our more significant brands and percentage contribution to our net revenue for the year ended December 31, 2021 based on location of sale for the same period.

We have grown our business rapidly through strategic acquisitions and organic growth via a continuous focus on efficient capital investment targeted at high-return opportunities. As set forth in the charts below, we have grown our business to from R$61.8 billion in net revenue in 2011 to R$350.7 billion in net revenue in 2021, representing a 19.0% compound annual growth rate (“CAGR”) since 2011, while growing net income from R$(0.3) billion in 2011 to R$20.5 billion in 2021 and Adjusted EBITDA (calculated as set forth below) from R$3.2 billion in 2011 to R$45.7 billion in 2021, representing a 30.7% CAGR over the same period of time. To calculate CAGR, we divided the value of the period in question by its value for the earliest comparative period, raised the result to the power of one divided by the number of intervening periods, and subtracted one from the subsequent result.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In order to efficiently manage our global operations, we are organized according to the following seven business segments:

•

Brazil. Our Brazil segment includes all the operating activities from JBS S.A., mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. In 2021, our Brazil segment had net revenue of R$53.8 billion (US$9.6 billion) and Adjusted EBITDA of R$2.3 billion (US$415.4 million).

•

Seara. Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. In 2021, our Seara segment had net revenue of R$36.5 billion (US$6.5 billion) and Adjusted EBITDA of R$3.9 billion (US$691.8 million).

•

Beef North America. Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef North America also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe. In 2021, our Beef North America segment had net revenue of R$114.3 billion (US$20.5 billion) and Adjusted EBITDA of R$24.2 billion (US$4.3 billion).

•

Pork USA. Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, we will source live hogs for our pork processing operations. In 2021, our Pork USA segment had net revenue of R$40.5 billion (US$7.3 billion) and Adjusted EBITDA of R$4.2 billion (US$759.9 million).

•

Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. In 2021, our Pilgrim’s Pride segment had net revenue of R$79.5 billion (US$14.2 billion) and Adjusted EBITDA of R$9.1 billion (US$1.6 billion).

•

Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. In 2021, our Australia segment had net revenue of R$28.9 billion (US$5.2 billion) and Adjusted EBITDA of R$1.8 billion (US$316.2 million).

•

Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as corporate expenses, international leather operations and other operations in Europe. In 2021, our Others segment had net revenue of R$3.8 billion (US$689.5 million) and Adjusted EBITDA of R$191.3 million (US$34.3 million).

Offerings and Refinancings

We refer to the following transactions that have taken place since December 31, 2021 as the “Offerings and Refinancings.” Solely for the convenience of the reader, we have translated some amounts included in this section from U.S. dollars into Brazilian reais using the selling rate as reported by the Brazilian Central Bank at December 31, 2021 of R$5.581 per US$1.00.

Refinancing of JBS USA’s ABL Revolving Facility

On November 1, 2022, JBS USA refinanced its existing senior secured revolving credit facility. The new senior unsecured revolving credit facility provides for borrowings to JBS USA and its subsidiaries: JBS USA Food Company, JBS USA Finance, Inc., JBS Australia and JBS Canada, as borrowers. The new senior unsecured revolving credit facility, is unsecured and guaranteed by the borrowers, JBS S.A. and certain, other direct and indirect parent companies of JBS USA. The new senior unsecured revolving credit facility provides for a revolving credit commitment in an amount up to US$1,500.0 million (R$8,371.5 million) with a maturity in 2027. See “Description of Material Indebtedness—JBS USA Senior Unsecured Revolving Facility.”

JBS USA’s Offering of 5.125% Notes due 2028, 5.750% Notes due 2033 and 6.500% Notes due 2052 and Repayment of Senior Secured Term Loan, Redemption of JBS USA’s 6.750% Notes due 2028 and Cash Tender Offer for JBS USA’s 6.500% Notes due 2029

On June 21, 2022, JBS USA completed a sale of US$2,500.0 million (R$13,952.5 million) in aggregate principal amount of senior notes, consisting of (i) 5.125% senior notes due 2028 in an aggregate principal amount of US$500.0 million (R$2,790.5 million), (ii) 5.750% senior notes due 2033 in an aggregate principal amount of US$1,250.0 million (R$6,976.3 million) and (iii) 6.500% senior notes due 2052 in an aggregate principal amount of US$750.0 million (R$4,185.8 million).

On September 26, 2022, JBS USA completed a sale of US$2,000.0 million (R$11,162.0 million) in aggregate principal amount of additional senior notes, consisting of additional (i) 5.125% senior notes due 2028 in an aggregate principal amount of US$400.0 million (R$2,232.4 million), (ii) 5.750% senior notes due 2033 in an aggregate principal amount of US$800.0 million (R$4,464.8 million) and (iii) 6.500% senior notes due 2052 in an aggregate principal amount of US$800.0 million (R$4,464.8 million).

JBS USA used the net proceeds from these offerings of notes to (i) repay all amounts outstanding under its senior secured term loan, (ii) redeem the outstanding principal amount of its 6.750% senior notes due 2028 and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(iii) pay the consideration payable in connection with its cash tender offer for any and all of its 6.500% senior notes due 2029. The remaining net proceeds from the issuances of the notes shall be used for general corporate purposes, including the repayment of certain debt.

Requisite Consents Received to the Consent Solicitations for PPC’s 4.250% Sustainability-Linked Notes due 2031 and 3.500% Notes due 2032

On September 22, 2022, PPC received the requisite consents from the holders of each of its (i) 4.250% sustainability-linked senior notes due 2031 and (ii) 3.500% senior notes due 2032 to certain amendments to the indentures governing both series of notes.

Holders of these two series of PPC notes will benefit from the registration rights set forth in the registration rights agreement entered into by PPC on September 28, 2022, pursuant to which PPC agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of the two series of PPC notes to exchange their notes for the same principal amount of registered exchange notes.

The amendments conform certain provisions and restrictive covenants (and definitions related thereto) in each indenture governing the two series of PPC notes to (i) reflect PPC’s investment-grade status and (ii) the corresponding provisions and restrictive covenants (and definitions related thereto) set forth in the indenture governing PPC’s 3.500% senior notes due 2032.

Requisite Consents Received to the Consent Solicitations for the JBS USA Consent Solicitations Notes (as defined below)

On August 15, 2022, JBS USA received the requisite consents from the holders of each of its (i) 6.500% Senior Notes due 2029 (the “6.500% 2029 Notes”), (ii) 5.500% Senior Notes due 2030 (the “2030 Notes”), (iii) 3.750% Senior Notes due 2031 (the “2031 Notes”), (iv) 3.000% Senior Notes due 2029 (the “3.000% 2029 Notes”), (v) 3.000% Sustainability-Linked Senior Notes due 2032 (the “3.000% 2032 Notes”), and (vi) 4.375% Senior Notes due 2052 (the “4.375% 2052 Notes” and, collectively with the 6.500% 2029 Notes, the 2030 Notes, the 2031 Notes, the 3.000% 2029 Notes and the 3.000% 2032 Notes, the “JBS USA Consent Solicitations Notes”) to certain amendments to the indentures governing each series of JBS USA Consent Solicitations Notes.

Holders of the JBS USA Consent Solicitations Notes will benefit from the registration rights set forth in the registration rights agreement entered into by JBS USA on August 19, 2022, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of the JBS USA Consent Solicitations Notes to exchange their JBS USA Consent Solicitations Notes for the same principal amount of registered exchange notes.

The amendments conform certain provisions and restrictive covenants (and definitions related thereto) in each indenture governing the JBS USA Consent Solicitations Notes to the corresponding provisions and restrictive covenants (and definitions related thereto) set forth in each indenture, dated June 21, 2022, governing JBS USA’s (i) 5.125% senior notes due 2028, (ii) 5.750% senior notes due 2033 and (iii) 6.500% senior notes due 2052.

Exchange Offers for JBS USA Food Company’s 2.500% Senior Notes due 2027 and 3.625% Sustainability-Linked Senior Notes due 2032

In August 2022, JBS USA launched its offers to exchange (the “Exchange Offers”), any and all outstanding (i) 2.500% Senior Notes due 2027 and (ii) 3.625% Sustainability-Linked Senior Notes due 2032 (together, the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

“Existing Notes”) issued by JBS USA Food Company (originally issued by JBS Finance Luxembourg S.à r.l.) and guaranteed by JBS S.A. for (1) up to US$2,000.0 million (R$11,162.0 million) aggregate principal amount of new notes (the “New Notes”) to be issued by JBS USA, JBS USA Finance, Inc. and JBS USA Food Company and guaranteed by JBS S.A. and certain direct and indirect parent entities of JBS USA and (2) cash, and related consent solicitations to adopt certain proposed amendments to each of the indentures governing the Existing Notes. JBS USA received tenders with respect to approximately 97% of the aggregate principal amount of the 2.500% Senior Notes due 2027 and 93% of the aggregate principal amount of the 3.625% Sustainability-Linked Senior Notes due 2032, which constitute the requisite consents to adopt the proposed amendments with respect to each of the two outstanding series of the Existing Notes.

Holders of the New Notes will also benefit from the registration rights set forth in the registration rights agreement entered into by JBS USA on August 19, 2022, pursuant to which JBS USA agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of the New Notes to exchange their New Notes for the same principal amount of registered exchange notes.

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million (R$2,511.5 million) revolving unsecured credit facility. Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of the revolving credit facility can be increased to US$500.0 million (R$2,790.5 million) with an accordion expansion feature, which is subject to obtaining lender commitments. The revolving credit facility initially matures in August 2025 and includes two one-year extensions that can be exercised at the borrowers’ option. Pursuant to the terms of the revolving credit facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. See “Description of Material Indebtedness—JBS S.A. Revolving Credit Facility.”

Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

On April 15, 2022 and October 5, 2022, JBS S.A. issued an aggregate principal amount of R$1,200.0 million and R$1,600.0 million, respectively, of non-convertible unsecured debentures, in three series, for private placement, the first series maturing in five years from the issue date, the second series maturing in 10 years from the issue date and the third series maturing in 15 years from the issue date. These debentures formed part of a securitization of agribusiness receivables that resulted in the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”), for public offering pursuant to CVM Instruction No. 400/03, as amended, CVM Instruction No. 600/18, as amended, and CVM Resolution No. 60/22, as amended. The net proceeds from the issuances of these debentures were used primarily to acquire cattle. See “Description of Material Indebtedness—JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio).”

JBS USA Food Company’s 2.500% Notes due 2027 and 3.625% Notes due 2032

On March 30, 2022, JBS Finance Luxembourg, a wholly-owned subsidiary of JBS S.A. and the original issuer of (i) US$1,000 million (R$5,581.0 million) in aggregate principal amount of 2.500% senior notes due 2027 and (ii) US$1,000 million (R$5,581.0 million) in aggregate principal amount of 3.625% sustainability-linked senior notes due 2032, was substituted as the issuer by JBS USA Food Company. The indentures governing these two series of notes contain a substitution of issuer provision that permits the issuer to be substituted by a wholly-owned subsidiary of JBS S.A., subject to certain conditions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS USA’s Offering of 3.000% Notes due 2029 and 4.375% Notes due 2052 and Redemption of JBS USA Food Company’s 5.750% Notes due 2028

On February 2, 2022, JBS USA completed a sale of US$1,500 million (R$8,371.5 million) in aggregate principal amount of senior notes, consisting of (i) 3.000% senior notes due 2029 in an aggregate principal amount of US$600.0 million (R$3,348.6 million) and (ii) 4.375% senior notes due 2052 in an aggregate principal amount of US$900.0 million (R$5,022.9 million). JBS USA used the net proceeds from the offering of these notes to finance the redemption of JBS USA Food Company’s 5.750% senior notes due 2028 and for general corporate purposes.

Other Recent Developments

Share Repurchases, Share Cancellations, New Share Buyback Program and Dividend Payment

Since January 1, 2022, JBS S.A. has repurchased 49,002,100 shares in the amount of R$13.5 billion.

On March 21, 2022, JBS S.A. announced the cancellation of 129,064,700 shares held in treasury, and concurrently approved a new Share Buyback Program to acquire up to 10% of its outstanding shares. The expiration date for settlement of this new share buyback program is 18 months from May 22, 2022.

At a meeting held on May 11, 2022, JBS S.A.’s board of directors approved the distribution of interim dividends in the amount of R$2.2 billion, which was paid on May 24, 2022.

At a meeting held on November 10, 2022, JBS S.A.’s board of directors approved the distribution of interim dividends in the amount of R$2.2 billion, which was paid on November 24, 2022.

During the nine month period ended September 30, 2022, PPC repurchased 7,468,645 shares in the amount of US$199.6 million (R$1,079 million as of September 30, 2022).

Ratings Upgrade

On June 2, 2022, Standard and Poor’s (“S&P”) upgraded JBS S.A.’s credit rating to ‘BBB-’ from ‘BB+,’ with a stable outlook. With the investment grade credit rating from S&P, JBS S.A. has attained investment grade ratings from all three major ratings agencies.

TriOak Business Acquisition

On December 2, 2022, JBS USA acquired the TriOak Foods (“TriOak”) business for US$235.7 million, subject to working capital adjustments. TriOak is an American pork producer and grain marketer. In acquiring the TriOak business, JBS USA ensures access to a consistent supply of premium pork, strengthening its ability to provide high-quality pork products. JBS USA has served as the exclusive customer of TriOak market hogs since 2017.

Risk Factors

The Proposed Transaction involves risks, some of which are related to the Proposed Transaction itself and others of which are related to our businesses and to investing in and ownership of JBS N.V. Class A Common Shares and JBS N.V. BDRs. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The following is a summary of some of the principal risks we face:

Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs

•

The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial.

•	Our shareholders are not subject to lock-up restrictions and may sell JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares or JBS N.V. BDRs at any time, subject to applicable law.

•

There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.

•	The difference in the voting rights of the JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares may harm the value and liquidity of the JBS N.V. Class A Common Shares.

•

We may issue additional JBS N.V. Class A Common Shares and/or JBS N.V. Class B Common Shares in the future, which may dilute your interest in JBS N.V.’s share capital and affect the trading price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.

•

Following the Proposed Transaction JBS N.V. will become a U.S. public reporting company subject to U.S. financial reporting rules and regulations and other requirements of the SEC. Our accounting and other management systems and resources may not be immediately prepared to meet these requirements, which may strain our resources.

Risks Relating to Our Business and Industries

•	Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.

•	Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products.

•

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

•	Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business.

•	We face competition in our business, which may adversely affect our market share and profitability.

Risks Relating to the Markets in Which We Operate

•	Deterioration of global economic conditions could adversely affect our business.

•	Our exports pose special risks to our business and operations.

•

We are subject to ordinary course audits in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations.

•	We are exposed to emerging and developing country risks.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities.

Corporate Governance

Foreign Private Issuer Status

JBS N.V. will be considered a “foreign private issuer” under U.S. securities laws and the NYSE rules, and we intend to rely on corporate governance exemptions available to foreign private issuers under NYSE rules. See “Management—Corporate Governance Practices” and “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements” for more information.

Dutch Law

JBS N.V. is also subject to the Dutch Civil Code. In addition, a company having its official seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on the NYSE, is required under Dutch law to disclose in its board report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons for such deviations. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting of shareholders) and its audit and financial reporting functions.

JBS N.V. intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code, except as may be noted from time to time in its management report.

Controlled Company Exemption

Upon completion of the Proposed Transaction, our controlling shareholders will own (indirectly, through LuxCo) all of the issued and outstanding JBS N.V. Class B Common Shares, which will represent 90.52% of the aggregate voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022), which represents an increase in their aggregate voting power from the 48.83% voting power in JBS S.A. they held as of December 31, 2022. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under NYSE rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain NYSE corporate governance standards. See “Management—Corporate Governance Practices” for more information. If we were to lose our foreign private issuer status but remain a controlled company, we may elect in the future to avail ourselves of the “controlled company” exemptions under NYSE corporate governance rules. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements” for more information.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

SUMMARY OF THE PROPOSED TRANSACTION

The following is a brief summary of the terms of the Proposed Transaction. This summary may not contain all the information that is important to you. Please see “The Proposed Transaction,” “Risk Factors” and “Taxation” for a more detailed description of the matters described below.

The Proposed Transaction	The Proposed Transaction will consist of the three steps below:

•

Merger of Shares. Subject to approval at the JBS S.A. General Meeting, on the Closing Date, the Merger of Shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each JBS S.A. Common Share issued and outstanding on the Last Trading Day that is not held by HoldCo will be automatically contributed for its book value into HoldCo in exchange for a certain number of HoldCo Redeemable Shares, determined pursuant to the Exchange Ratio, and JBS S.A. will become a wholly-owned subsidiary of HoldCo. The HoldCo Redeemable Shares are mandatorily redeemable for JBS N.V. BDRs.

•

Redemption. Immediately after the Merger of Shares is approved at JBS S.A. General Meeting, JBS N.V., as sole shareholder of HoldCo, will approve at the HoldCo General Meeting the redemption of all of the HoldCo Redeemable Shares and deliver to each holder thereof one JBS N.V. BDR for every one HoldCo Redeemable Share held. If such holder wants to receive the underlying JBS N.V. Class A Common Shares, the JBS N.V. BDRs may be cancelled at any time, and from time to time, on or after about two business days after the Closing Date.

•

Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting will be entitled to receive a Cash Dividend of R$     per JBS S.A. Common Share held. The aggregate amount of the Cash Dividend is R$    , based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding. The Cash Dividend will be paid within                  business days after the Closing Date.

Exchange Ratio

The Exchange Ratio means the number of HoldCo Redeemable Shares that each JBS S.A. Shareholder (excluding HoldCo) will receive per JBS S.A. Common Share in consideration for the Merger of Shares. The Exchange Ratio has been established so that each JBS S.A. Shareholder (excluding HoldCo) receives, upon completion of the Proposed Transaction, one JBS N.V. BDR for every two JBS S.A. Common Shares that it holds. On the Closing Date, JBS S.A. Shareholders (excluding HoldCo) will receive one HoldCo Redeemable Share for every two JBS S.A. Common Shares it holds on the Last Trading Day. Immediately thereafter, each HoldCo

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Redeemable Share will be redeemed in exchange for one JBS N.V. BDR. This will result in each JBS S.A. Shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs as described below.

Closing Date	On or about , 2023.

Opening Price	The opening price of the JBS N.V. BDRs on the B3 will be equivalent to the closing price of the JBS S.A. Common Shares on the Last Trading Day, as adjusted by the Exchange Ratio. We expect that the opening price of the JBS N.V. Class A Common Shares on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for the JBS N.V. Class A Common Shares. However, prior to the opening trade, there will not be a price at which underwriters initially sell the JBS N.V. Class A Common Shares to the public as there would be in a traditional underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of the JBS N.V. Class A Common Shares may be more volatile than in a traditional underwritten initial public offering and could decline significantly and rapidly. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.”

Conditions to the Proposed Transaction	The Proposed Transaction is subject to the conditions set forth in “The Proposed Transaction—Conditions Precedent to the Proposed Transaction.”

Fractional Shares	Following the Closing Date, any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional JBS N.V. BDRs will be distributed on a pro rata basis to the former JBS S.A. Shareholders who contributed their JBS S.A. Common Shares to HoldCo in the Merger of Shares. Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. Shareholders in connection with the Proposed Transaction.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Withdrawal	JBS S.A. Shareholders will not have withdrawal rights (direito de recesso) under the Brazilian Corporation Law.

Stock Exchange Listings	Currently, there is no public market for JBS N.V. Common Shares. We intend to apply to list the JBS N.V. Class A Common Shares on the NYSE under the symbol “JBS.” We anticipate that trading in JBS N.V.’s Class A Common Shares will begin on or about , 2023. We cannot predict the trading prices for JBS N.V.’s Class A Common Shares after the Closing Date. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.”

We also intend to apply to list the JBS N.V. BDRs on the B3 under the symbol “ .” We anticipate that trading in JBS N.V.’s BDRs will begin on or about , 2023.

We will not seek a listing for the JBS N.V. Class B Common Shares or the JBS N.V. Conversion Shares on the NYSE or on any other exchange.

Upon completion of the Proposed Transaction, the JBS S.A. Common Shares will no longer be listed on B3 or any other exchange. JBS S.A. will become a wholly owned subsidiary of HoldCo.

JBS S.A. ADS Program	The JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting. This means that if you hold JBS S.A. ADSs, you will not be entitled to participate in the JBS S.A. General Meeting unless you surrender your JBS S.A. ADSs in accordance with the provisions of the JBS S.A. ADS Deposit Agreement and receive the underlying JBS S.A. Common Shares prior to the date of the JBS S.A. General Meeting.

See “The Proposed Transaction—JBS S.A. ADS Program” for additional information regarding the treatment of JBS S.A. ADS Holders in the Proposed Transaction.

U.S. Federal Income Tax Consequences of the Proposed Transaction	See “Taxation—Material U.S. Federal Income Tax Consequences.”

Brazilian Tax Consequences of the Proposed Transaction	See “Taxation—Material Brazilian Tax Consequences.”

Dutch Tax Consequences of the Proposed Transaction	See “Taxation—Material Dutch Tax Consequences.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Risk Factors	You should review the risks relating to the Proposed Transaction and ownership of the JBS N.V. Common Shares and the JBS N.V. BDRs, our business and industries and the markets in which we operate described in “Risk Factors” in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

SUMMARY HISTORICAL FINANCIAL DATA

The following summary historical financial data of JBS S.A.is being provided to help you in your analysis of the financial aspects of the Proposed Transaction. You should read this information in conjunction with this rest of this prospectus, including the sections entitled “Presentation of Financial and Other Information,” “Per Share, Dividend and Market Data,” “Information about JBS S.A.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the financial statements included elsewhere in this prospectus.

JBS S.A.

JBS S.A. maintains its books and records in Brazilian reais, its functional currency, as well as its presentation currency. JBS S.A.’s audited financial statements included in this prospectus are also presented in Brazilian reais.

The summary historical consolidated financial information of JBS S.A. presented below has been derived from JBS S.A.’s audited financial statements and the related notes thereto included elsewhere in this prospectus. JBS S.A.’s audited financial statements included elsewhere in this prospectus have been prepared in accordance with IFRS, as issued by the IASB.

Items Affecting Comparability of Financial Results

The comparability of our financial results is affected by our acquisitions and fluctuations in the Brazilian real against foreign currencies. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Items Affecting Comparability of Financial Results.”

Convenience Translation

Solely for the convenience of the reader, we have translated some of the Brazilian real amounts included in this prospectus into U.S. dollars. The exchange rate used to translate such amounts was R$5.581 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars in effect as of December 31, 2021, as reported by the Brazilian Central Bank. The Brazilian real/U.S. dollar exchange rate should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.

The summary financial information of JBS S.A. presented in this prospectus is not necessarily indicative of JBS S.A.’s future operating results. The tables below present a summary of JBS S.A.’s financial performance for the periods indicated. The following information should be read and analyzed together with “Presentation of

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the JBS S.A.’s audited financial statements included elsewhere in this prospectus.

	As of and for the year ended December 31,
	2021 (1)	2021	2020
	(in millions of US$)	(in millions of Brazilian reais)
Consolidated statement of income information:
Net revenue	62,837.4	350,695.6	270,204.2
Cost of sales	(50,978.4)	(284,510.6)	(224,985.9)

Gross profit	11,858.9	66,185.0	45,218.3

General and administrative expenses	(2,724.6)	(15,205.9)	(10,792.3)
Selling expenses	(3,434.4)	(19,167.3)	(14,481.5)
Other expenses	(31.8)	(177.2)	(333.6)
Other income	97.3	543.0	838.6

Net operating expense	(6,093.4)	(34,007.4)	(24,768.8)

Operating profit	5,765.6	32,177.6	20,449.6

Finance income	412.8	2,304.1	3,557.4
Finance expense	(1,322.8)	(7,382.7)	(15,796.3)

Net finance expense	(910.0)	(5,078.7)	(12,238.9)

Share of profit of equity-accounted investees, net of tax	16.6	92.5	53.5

Profit before taxes	4,872.2	27,191.5	8,264.2

Current income taxes	(1,356.9)	(7,573.1)	(2,387.0)
Deferred income taxes	163.3	911.3	(1,222.2)

Total income taxes	(1,193.7)	(6,661.8)	(3,609.2)

Net income	3,678.5	20,529.7	4,654.9

Attributable to:
Company shareholders	3,670.8	20,486.6	4,598.3
Non-controlling interest	7.7	43.1	56.6

	3,678.5	20,529.7	4,654.9

Consolidated Statement of financial position information at period end:
Cash and cash equivalents	4,164.0	23,239.2	19,679.7
Trade accounts receivable	3,561.6	19,877.4	14,001.2
Inventories	4,755.8	26,542.0	17,586.7
Property, plant and equipment	10,198.9	56,916.3	47,173.5
Goodwill	5,834.9	32,564.5	28,885.6
Total assets	37,109.7	207,109.1	163,801.8
Total loans and financings (2)	16,577.3	92,518.2	65,906.7
Total equity	8,564.2	47,796.7	43,544.2
Consolidated cash flow information:
Net cash flows provided (used in):
Operating activities	3,848.8	21,480.3	23,781.8
Investing activities	(3,379.0)	(18,858.4)	(7,833.1)
Financing activities	(151.3)	(844.5)	(9,022.1)
Other consolidated financial information
Adjusted EBITDA (3)	8,181.7	45,662.3	29,554.6

(1)

Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.581 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

December 31, 2021, as reported by the Brazilian Central Bank. The Brazilian real/U.S. dollar exchange rate should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date. These U.S. dollar amounts have not been audited.
(2)	Total current loans and financings plus total non-current loans and financings.
(3)

Adjusted EBITDA is used as a measure of performance by our management. Adjusted EBITDA is calculated by making the following adjustments, as further described in this prospectus (see “Summary—Summary Historical Financial Data”), to net income: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the DOJ and antitrust agreements; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of JBS fund for the Amazon; and exclusion of certain other income (expenses), net. Adjusted EBITDA is not a measure required by or calculated in accordance with IFRS and should not be considered as a substitute for income from continuing operations, net income or any other measure of financial performance reported in accordance with IFRS or as measures of operating cash flows or liquidity. You should rely primarily on our IFRS results, and use Adjusted EBITDA in a supplemental manner in making your investment decision. For more information about the limitations of Adjusted EBITDA, see “Presentation of Financial and Other Information—Non-GAAP Financial Measures.”

Adjusted EBITDA is reconciled to net income below:

	For the year ended December 31,
	2021 (a)	2021	2020
	(in millions of US$)	(in millions of Brazilian reais)
Net income	3,678.5	20,529.7	4,654.9
Income tax and social contribution taxes – current and deferred	1,193.7	6,661.8	3,609.2
Net finance expense	910.0	5,078.7	12,238.9
Depreciation and amortization	1,617.6	9,027.8	7,837.4
Share of profit of equity-accounted investees, net of tax	(16.6)	(92.5)	(53.5)
DOJ and antitrust agreements (b)	762.4	4,254.7	1,283.1
Donations and social programs expenses (c)	18.1	100.9	316.1
Extemporaneous tax credits impacts (d)	(18.1)	(101.1)	(421.0)
JBS Fund For The Amazon (e)	9.0	50.0	—
Certain other income (expenses), net (f)	27.3	152.3	89.4

Adjusted EBITDA	8,181.7	45,662.3	29,554.6

Adjusted EBITDA by segment:
Brazil	415.4	2,318.5	3,040.2
Seara	691.8	3,860.7	4,223.9
Beef North America	4,344.2	24,245.2	11,542.1
Pork USA	759.9	4,241.1	3,388.0
Pilgrim’s Pride	1,632.2	9,109.3	5,954.9
Australia	316.2	1,764.9	1,359.5
Others	34.3	191.3	57.1

Total reportable segments	8,194.1	45,731.0	29,565.6
Eliminations (g)	(12.3)	(68.7)	(11.0)

Adjusted EBITDA	8,181.7	45,662.3	29,554.6

(a)

Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.581 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2021, as reported by the Brazilian Central Bank. The Brazilian real/U.S. dollar exchange rate should not be construed as implying that the Brazilian real amounts represent, or could have been or could

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

be converted into, U.S. dollars at such rates or at any other rate as of that or any other date. These U.S. dollar amounts have not been audited.
(b)

DOJ and antitrust agreements includes antitrust legal settlements entered into by JBS USA and its subsidiaries and other professional fees (see “Information about JBS S.A.—Legal Proceedings—United States”).

(c)

Donations and social programs include “The Fazer o Bem Faz Bem Social Program,” a program pursuant to which JBS S.A. makes donations to social projects to support the communities where it is present in Brazil.

(d)	Extemporaneous tax credits refer to the recognition of PIS/COFINS tax credits in the ICMS (Brazilian value-added tax on sales and services) tax base.
(e)

The JBS Fund for The Amazon is a fund established by JBS S.A. to finance and support innovative, long-term initiatives that build on JBS S.A.’s legacy of conservation and sustainable development in the Amazon Biome.

(f)	Refers to several adjustments such as third-party advisory expenses related to restructuring projects and marketing of social programs, among others.
(g)	Includes intercompany and intersegment transactions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading prices of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs could decline, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us. Additional risks not presently known to us, or that we currently consider immaterial, may also materially adversely affect us.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or will have an “adverse effect” on us or “adversely affect” us, we mean that the risk, uncertainty or problem could have an adverse effect on our business, financial condition, results of operations, cash flow and/or prospects, and/or the price of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs, except as otherwise indicated. You should view similar expressions in this section as having similar meaning.

Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs

The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial.

JBS N.V.’s share capital consists of JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares and JBS N.V. Conversion Shares. The JBS N.V. Conversion Shares are introduced solely for the purpose of facilitating a conversion of JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares under Dutch law. For more information, see “Description of Share Capital—Share Capital.” Please also refer to the risk factors below entitled “—Our shareholders are not subject to lock-up restrictions and may sell JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares or JBS N.V. BDRs at any time, subject to applicable law,” “—The difference in the voting rights of the JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares may harm the value and liquidity of the JBS N.V. Class A Common Shares” and “—We may issue additional JBS N.V. Class A Common Shares and/or JBS N.V. Class B Common Shares in the future, which may dilute your interest in JBS N.V.’s share capital and affect the trading price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.”

JBS N.V. Class B Common Shares are entitled to 10 votes per share and JBS N.V. Class A Common Shares are entitled to one vote per share at a general meeting of shareholders of JBS N.V. We intend to maintain this dual-class structure for the foreseeable future and have not included a ‘sunset’ provision in JBS N.V.’s articles of association, meaning that under JBS N.V.’s articles of association as these will read on the Closing Date, JBS N.V.’s share capital will include JBS N.V. Class B Common Shares for an indefinite period of time.

Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022, our controlling shareholders will (indirectly, through LuxCo) hold 100% of the then-outstanding JBS N.V. Class B Common Shares, representing 90.52% of the aggregate voting power in JBS N.V, which represents an increase in their aggregate voting power from the 48.83% voting power in JBS S.A. they held as of December 31, 2022. In contrast, the aggregate voting power of our non-controlling shareholders will decrease to 9.49% from the 51.17% voting power in JBS S.A. they held as of December 31, 2022. The exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling and non-controlling shareholders upon completion of the Proposed Transaction will depend on the percentage of JBS S.A. shares that they hold on the Last Trading Day. Upon completion of the Proposed Transaction, to continue to control the outcome of matters submitted to shareholders for approval (assuming a simple majority is needed to approve such matters), the controlling shareholders must hold approximately 9% of the total number of JBS N.V. Common Shares outstanding (assuming they hold 100% of the JBS N.V. Class B Common Shares outstanding).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

As a result of the dual-class share structure, our ultimate controlling shareholders are expected to have control or the ability to control significant corporate activities that require a resolution by shareholders at a general meeting of shareholders pursuant to Dutch law and/or JBS N.V.’s articles of association, including:

•	the election, suspension and removal of our board of directors;

•	merger, demerger or dissolution of JBS N.V.;

•

issuances of JBS N.V. Common Shares or designating the board of directors to issue shares for a specific period not exceeding five years, provided that the prior or simultaneous approval of the group of holders of JBS N.V. Class A Common Shares is required if such resolution to issue shares or designate the board of directors is detrimental to the rights of the holders of JBS N.V. Class A Common Shares;

•

limiting or excluding pre-emptive rights upon an issue of JBS N.V. Common Shares or designating the board of directors to limit or exclude pre-emptive rights for a specific period not exceeding five years;

•

reducing our issued capital by: (1) reducing the nominal value of shares by amending JBS N.V.’s articles of association; or (2) by cancelling shares which JBS N.V. holds in treasury, provided that the prior or simultaneous approval of a group of holders of a specific class of common shares is required if such resolution is detrimental to the rights of the holders of such class of common shares;

•

approving resolutions of our board of directors regarding a significant change in the identity or nature of JBS N.V. or the enterprise, including: (1) the transfer of the enterprise or practically the entire enterprise to a third party; (2) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or a subsidiary with any other legal person or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V.; and (3) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V., by JBS N.V. or a subsidiary;

•	amending JBS N.V.’s articles of association;

•	distribution of profits which remain after reservation by the board of directors; and

•	authorizing the board of directors, on JBS N.V.’s behalf, to repurchase shares in the capital of JBS N.V. against consideration, for a specific period not exceeding 18 months.

The foregoing means that, depending on the number of JBS N.V. Class B Common Shares outstanding, a holder of JBS N.V. Class A Common Shares may have no or no significant voting power at a general meeting of shareholders of JBS N.V.

Consequently, upon completion of the Proposed Transaction, our Class B shareholders will continue to be in a position to exert significant influence over JBS N.V. The interests of our Class B shareholders may differ from the interest of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of JBS N.V., including transactions in which holders of the JBS N.V. Class A Common Shares might otherwise receive a premium for their shares. In addition, this concentrated control will limit the ability of holders of the JBS N.V. Class A Common Shares to influence corporate matters that they may view as beneficial. This effect will be exacerbated as a result of the dilution of voting power our non-controlling shareholders will experience as a result of the Proposed Transaction. Moreover, our dual-class structure could materially adversely affect the value and liquidity of the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs, for the reasons described above and as further described in the risk factor below entitled “—The difference in the voting rights of the JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares may harm the value and liquidity of the JBS N.V. Class A Common Shares.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Our shareholders are not subject to lock-up restrictions and may sell JBS N.V. Class A Common Shares, JBS N.V. Class B Common Shares or JBS N.V. BDRs at any time, subject to applicable law.

Our shareholders will not be subject to any lock-up obligation. If our controlling shareholders or other major shareholders sell a large number of their JBS N.V. Class A Common Shares or JBS N.V. BDRs, the market price of JBS N.V. Class A Common Shares or JBS N.V. BDRs may decline significantly. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In addition, although the JBS N.V. Class B Common Shares are not and are not expected to be listed on a stock exchange, a holder of JBS N.V. Class B Common Shares may transfer all or substantially all of the JBS N.V. Class B Common Shares held by it, which may result in a change of the composition of the controlling shareholders. Any such change, or the possibility that such change may occur, could materially adversely affect the value and liquidity of the JBS N.V. Class A Common Shares or JBS N.V. BDRs.

Furthermore, each JBS N.V. Class B Common Share may be converted into one JBS N.V. Class A Common Share and one JBS N.V. Conversion Share upon (i) a resolution by the board of directors following delivery of a conversion request to the board of directors, or (ii) automatically upon the enforcement of a security interest over such JBS N.V. Class B Common Share (including, but not limited to, a right of pledge), which results in a transfer of such JBS N.V. Class B Common Share.

If holders of JBS N.V. Class B Common Shares exercise the right to convert their JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares and sell a large number of their JBS N.V. Class A Common Shares, the market price of JBS N.V. Class A Common Shares may decline significantly.

There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.

Prior to the Proposed Transaction, there has not been a public market for JBS N.V. Class A Common Shares or JBS N.V. BDRs. If active trading markets do not develop, you may have difficulty selling any of the JBS N.V. Class A Common Shares or JBS N.V. BDRs that you receive as part of the Proposed Transaction. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE or the B3 or otherwise or how liquid that market might become.

As settlement of the Proposed Transaction will occur on B3, a holder of JBS N.V. BDRs that wants to receive JBS N.V. Class A Common Shares must cancel JBS N.V. BDRs so that the underlying JBS N.V. Class A Common Shares can be delivered to its indicated brokerage account. It is expected that a significant amount of JBS N.V. Class A Common Shares may be held through JBS N.V. BDRs, which may affect the liquidity and trading price of JBS N.V. Class A Common Shares on the NYSE.

The opening price of the JBS N.V. BDRs on the B3 will be equivalent to the closing price of the JBS S.A. Common Shares on the Last Trading Day, as adjusted by the Exchange Ratio. We cannot assure you that the trading price for JBS N.V. Class A Common Shares will reflect the price of JBS S.A. Common Shares on B3 or that these prices will prevail in the market following the Proposed Transaction. The price of JBS S.A. Common Shares on B3 has been subject to volatility. The trading price of JBS S.A. Common Shares was R$25.71 on November 17, 2022, reaching a high for the year of R$39.03 on April 27, 2022 and a low of R$24.24 on October 14, 2022.

The listing of the JBS N.V. Class A Common Shares on the NYSE is a process that is not a traditional underwritten initial public offering. There will be no book building process and no price at which underwriters initially sell shares to the public to help inform efficient and sufficient price discovery with respect to the opening

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

trades on the NYSE. We expect that the opening price of the JBS N.V. Class A Common Shares on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for the JBS N.V. Class A Common Shares. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of the JBS N.V. Class A Common Shares may be more volatile than in a traditional underwritten initial public offering and could decline significantly and rapidly.

Further, because of our listing process, individual investors may have greater influence in setting the opening public trading price and subsequent public trading prices of the JBS N.V. Class A Common Shares on the NYSE and may participate more in our initial and subsequent trading, leading to an increased amount of smaller orders at numerous prices, for example, than is typical for a traditional underwritten initial public offering with more institutional investor influence. These factors could result in more volatility in the public trading price of the JBS N.V. Class A Common Shares and an unsustainable trading price if the price of the JBS N.V. Class A Common Shares significantly rises upon listing and institutional investors believe the JBS N.V. Class A Common Shares is worth less than retail investors, in which case the price of the JBS N.V. Class A Common Shares may decline over time. Further, if the public trading price of the JBS N.V. Class A Common Shares is above the level that investors determine is reasonable for the JBS N.V. Class A Common Shares, some investors may attempt to short the JBS N.V. Class A Common Shares after trading begins, which would create additional downward pressure on the public trading price of the JBS N.V. Class A Common Shares. There will likely be more ability for such investors to short the JBS N.V. Class A Common Shares in early trading than is typical for a traditional underwritten public offering given increased availability of the JBS N.V. Class A Common Shares on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of the JBS N.V. Class A Common Shares and cause volatility in the public trading price of the JBS N.V. Class A Common Shares.

Moreover, due to the timing differences in the commencement of trading of the JBS N.V. BDRs on the B3 and JBS N.V. Class A Common Shares on the NYSE, investors will not be able to sell or otherwise trade shares on the NYSE during the period between the initial pricing and the commencement of the trading of the JBS N.V. BDRs on the B3 and the subsequent commencement of trading of the JBS N.V. Class A Common Shares on the NYSE, and will be subject to the risk that the trading prices of the JBS N.V. BDRs may fall before the JBS N.V. Class A Common Shares commence trading on the NYSE.

In addition, the market price of the JBS N.V. Class A Common Shares and/or JBS N.V. BDRs may be influenced by many factors, some of which are beyond our control, including:

•	announcements by us or our competitors of significant contracts or acquisitions;;

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover JBS N.V. Class A Common Shares or JBS N.V. BDRs after the Proposed Transaction or changes in financial estimates by analysts;

•	actual or anticipated variations in our results of operations;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow JBS N.V. Class A Common Shares, JBS N.V. BDRs or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	adverse news relating to us and our business, our executives and key business partners or suppliers;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Finally, the global stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of JBS N.V. Class A Common Shares and JBS N.V. BDRs. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of JBS N.V. Class A Common Shares and JBS N.V. BDRs could be seriously harmed.

The difference in the voting rights of the JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares may harm the value and liquidity of the JBS N.V. Class A Common Shares.

The difference in the voting rights of the JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares could harm the value of the JBS N.V. Class A Common Shares to the extent that any investor or potential future purchaser of the JBS N.V. Class A Common Shares ascribes value to the right of holders of the JBS N.V. Class B Common Shares to 10 votes per JBS N.V. Class B Common Share. The existence of two classes of common shares could also result in less liquidity for the JBS N.V. Class A Common Shares than if there were only one class of common shares.

In addition, our dual-class structure may result in a lower or more volatile market price of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual-class structures. As a result, our dual-class structure may prevent the inclusion of the JBS N.V. Class A Common Shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs.

JBS S.A. may incur debt to pay the Cash Dividend. Repayment of this debt may be made with proceeds of future equity offerings of JBS N.V., which may adversely impact the value of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.

JBS S.A. may incur debt to finance a portion of the Cash Dividend. The incurrence of debt by us in connection with or in advance of completion of the Proposed Transaction will not result in adjustments to the Exchange Ratio, and may impact the value of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs that you receive in connection with the Proposed Transaction. After the Closing Date, JBS S.A. will be a wholly owned subsidiary of JBS N.V., and JBS N.V. may use funds received from JBS S.A. (as dividend, interest on shareholders’ equity or capital reduction) to repay debt. This may prevent distributions or reduce cash available for distributions to shareholders of JBS N.V. Using funds from JBS S.A. or incurring debt may adversely affect our financial condition, JBS S.A.’s capitalization, and our ability to implement our business plan after the completion of the Proposed Transaction. We may issue equity securities in the future and use the proceeds to repay debt incurred. Future equity issuances or conversion of outstanding debt securities into JBS N.V. Class A Common Shares may result in your dilution and impact the value of JBS N.V. Class A Common Shares or JBS N.V. BDRs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We may issue additional JBS N.V. Class A Common Shares and/or JBS N.V. Class B Common Shares in the future, which may dilute your interest in JBS N.V.’s share capital and affect the trading price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.

We may issue additional JBS N.V. Class A Common Shares and/or JBS N.V. Class B Common Shares in the future (or voluntarily or mandatorily convert JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares), which may result in a dilution of your interest in JBS N.V.’s share capital and affect the trading price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs. Under Dutch law, each JBS N.V. shareholder has pre-emptive rights on any issue of shares pro rata to the aggregate nominal value of his shares, except inter alia if shares are issued for a non-cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares. The general meeting of shareholders is in principle authorized to limit or exclude pre-emptive rights or to delegate such authority to the board of directors. See “Description of Share Capital—Additional Issuances and Pre-Emptive Rights” for additional information. We may raise funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, JBS N.V. Common Shares, which may dilute your interest in JBS N.V.’s share capital or result in a decrease in the market price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in JBS N.V.’s share capital or result in a decrease in the market price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the optional or mandatory conversion of JBS N.V. Class B Common Shares or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in JBS N.V.’s share capital or result in a decrease in the market price of JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of the JBS N.V. Class A Common Shares and JBS N.V. BDRs could decline.

The trading market for the JBS N.V. Class A Common Shares and the JBS N.V. BDRs will depend in part on the research and reports that securities or industry analysts publish about us or our businesses. While securities and industry analysts currently cover JBS S.A., securities and industry analysts do not currently cover JBS N.V., and may never publish research on us. If no securities or industry analysts commence coverage of us, the trading price for the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the JBS N.V. Class A Common Shares and/or the JBS N.V. BDRs could decrease, which might cause the price and trading volume of the JBS N.V. Class A Common Shares and/or JBS N.V. BDRs to decline.

The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.

Although, as described under “JBS S.A. General Meeting—Required Vote,” the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the total issued and outstanding JBS S.A. Common Shares as of December 31, 2022. However, since certain matters being voted on at the JBS S.A. General Meeting (such as the Merger of Shares) must be approved by a majority of the outstanding JBS S.A. Common Shares, it is possible that the Proposed Transaction may be approved by non-controlling shareholders representing as little as 1.2% of the total JBS S.A. Common Shares issued and outstanding (which combined with the 48.83% of the issued and outstanding JBS S.A. Common

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Shares held by our controlling shareholders as of December 31, 2022 amount to a majority of the of the JBS S.A. Common Shares outstanding). If non-controlling shareholders of JBS S.A. do not attend the JBS S.A. General Meeting, they may have no significant power to decide on the Proposed Transaction.

Failure to conclude the Proposed Transaction after approval at JBS S.A. Shareholders’ Meeting may adversely affect the market price of JBS S.A. Common Shares.

The completion of the Proposed Transaction is subject to the approval of JBS S.A. Shareholders at the JBS S.A. General Meeting where holders representing at least 25% of JBS S.A.’s issued and outstanding voting capital must be present in person, represented by a proxy in accordance with Brazilian corporate law at the meeting or have submitted remote voting ballots (boletim de voto à distância). The Merger of Shares and ancillary matters, such as the Merger of Shares Protocol and related valuation reports, as described under the caption “JBS S.A. General Meeting—Agenda of the JBS S.A. General Meeting,” require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares. The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting. In addition, holders of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting must approve the Delisting. For more information about the percentage of shareholders required to approve each matter being voted upon at the JBS S.A. General Meeting, see “JBS S.A. General Meeting—Required Vote.” Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. See “—The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders” above. Our controlling shareholders, who held 48.83% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters. In addition, if no non-controlling shareholders attend the JBS S.A. General Meeting, the meeting will not be held even though the shares held by our controlling shareholders will be sufficient to establish a quorum because, as described above, the Proposed Transaction cannot be approved without participation by non-controlling shareholders.

Completion of the Proposed Transaction is also subject to certain additional conditions, none of which may be waived. See “The Proposed Transaction—Conditions Precedent to the Proposed Transaction.” There is no assurance that the Proposed Transaction will be completed on the terms or timeline currently contemplated, or at all. Failure to conclude the Proposed Transaction after its approval at the JBS S.A. Shareholders’ Meeting may adversely affect the market price of JBS S.A. Common Shares.

In addition, we have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory and accounting services fees related to the Proposed Transaction. These expenses must be paid regardless of whether the Transaction is completed.

The termination of the JBS S.A. ADS Program may adversely affect us and our security holders.

The JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting. This means that if you hold JBS S.A. ADSs, you will not be entitled to participate in the JBS S.A. General Meeting unless you surrender your JBS S.A. ADSs in accordance with the provisions of the JBS S.A. ADS Deposit Agreement and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

receive the underlying JBS S.A. Common Shares prior to the date of the JBS S.A. General Meeting. JBS S.A. ADS Holders who are unable to hold JBS S.A. Common Shares in Brazil will be unable to participate in the JBS S.A. General Meeting or receive JBS N.V. securities in the form of JBS N.V. BDRs or JBS N.V. Class A Common Shares. See “The Proposed Transaction—JBS S.A. ADS Program” for additional information regarding the treatment of JBS S.A. ADS Holders in the Proposed Transaction.

As a result of the termination of the JBS S.A. ADS Program, if the Proposed Transaction does not occur, the JBS Group’s securities will neither be traded on a U.S. exchange (through the listing of the JBS N.V. Class A Common Shares on the NYSE) nor quoted on an over-the-counter market in the United States. If this were to occur, JBS S.A. ADS Holders could face significant adverse consequences, including reduced liquidity for their securities or, if they are unable to hold JBS S.A. Common Shares in Brazil, the lack of ability to invest in our company. In addition, if we are unable to list our securities on a U.S. exchange, the potential market for investors in the JBS Group could be significantly reduced. See also “—Failure to conclude the Proposed Transaction after approval at JBS S.A. Shareholders’ Meeting may adversely affect the market price of JBS S.A. Common Shares” above.

JBS S.A. could be subject to potential litigation relating to the Proposed Transaction that could delay the Proposed Transaction and result in significant costs and expenses.

JBS S.A. could be subject to potential litigation relating to the Proposed Transaction that could delay the Proposed Transaction and result in significant costs and expenses. In Brazil, shareholder litigation often follows certain significant business transactions, such as the Proposed Transaction. The Proposed Transaction may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could adversely affect or delay the completion of the Proposed Transaction.

Anti-takeover provisions in JBS N.V.’s articles of association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors and management team, and limit the market price of our common shares.

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation but applies only to companies whose shares are admitted to listing and trading on an EU regulated market. Given that the JBS N.V. Class A Common Shares shall only be admitted to listing and trading on the NYSE, these provisions are not applicable.

JBS N.V.’s articles of association contain provisions that, although they do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of JBS N.V. Common Shares and adversely affect the market price of JBS N.V. Common Shares and the voting and other rights of its shareholders. These provisions include:

•

provisions establishing a dual class share structure, not taking into consideration the JBS N.V. Conversion Shares, which, for so long the JBS N.V. Class B Common Shares are issued and outstanding, will allow the holders of JBS N.V. Class B Common Shares to control the outcome of most corporate matters requiring shareholder approval, to the extent these resolutions do not require a qualified majority, even if the number of JBS N.V. Class B Common Shares represent significantly less than a majority of the number of issued and outstanding JBS N.V. Common Shares. As a result, the holders of JBS N.V. Class B Common Shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of our issued and outstanding JBS N.V. Class A Common Shares;

•

automatic conversion of JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares upon the enforcement of a security interest over such JBS N.V. Class B Common Shares (including, but not limited to, a right of pledge), which results in a transfer of such JBS N.V. Class B Common Shares; and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or to add items to the agenda for those meetings.

These provisions may be applied even if an offer may be considered beneficial by some shareholders. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management team by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.

As a holding company, our operating results, financial condition and ability to pay dividends or other distributions are entirely dependent on dividends and other distributions received from our subsidiaries.

As a holding company, our operating results and financial condition are entirely dependent on the performance of our operating subsidiaries. Additionally, our ability to pay dividends or other distributions in the future will depend on the level of dividends and other distributions, if any, received from our operating subsidiaries. The ability of our operating companies to make loans or distributions (directly or indirectly) to us may, from time to time, be restricted as a result of several factors, including restrictions in financing agreements, capital controls or other foreign exchange limitations, the requirements of applicable law (including Dutch law) and regulatory and fiscal or other restrictions (including, for example, the application of a dividend withholding tax and the ability to use any double tax treaty to mitigate such tax) in the jurisdictions in which our subsidiaries operate or if such operating subsidiaries were unable to make loans or distributions to us either directly or indirectly. If earnings and cash flow from operating subsidiaries were substantially reduced for a sufficient length of time, we may not be in a position in the longer term to make distributions to our shareholders in line with any future announced proposals or at all. We can only declare dividends out of the profits as determined following the adoption of the annual accounts by the general meeting of shareholders, or the freely distributable reserves available to us as determined in accordance with Dutch law.

Our ability to make dividend payments is subject to, inter alia, our future financial performance and cash flow position and by limitations under our debt agreements and Dutch law. Investors may not be able to rely on dividends to receive a return on their investment.

Although we currently expect to pay a regular annual dividend following the closing of the Proposed Transaction, any such determination to pay dividends will be at the discretion of the general meeting of shareholders and board of directors. Following the adoption of the annual accounts by the general meeting of shareholders, our board of directors may determine which part of the profits shall be reserved. The general meeting of shareholders may resolve that the part of the profits remaining after reservation shall be distributed as a dividend on the JBS N.V. Shares; without such resolution, these profits shall also be reserved. Our board of directors may, without shareholder approval but subject to certain conditions, also resolve to distribute an interim dividend on JBS N.V. Shares and/or to make a distribution from the reserves.

In addition, any such determination to pay dividends will also be dependent on then-existing conditions, including our financial condition, earnings, legal requirements, including limitations under Dutch law, restrictions in our debt agreements that limit our ability to pay dividends to shareholders and other factors our board of directors deems relevant. For example, pursuant to the Dutch Civil Code, JBS N.V. may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up issued capital plus the reserves as required to be maintained by Dutch law.

For these reasons, you will not be able to rely on dividends to receive a return on your investment. Accordingly, realization of a gain on the JBS N.V. Class A Common Shares or JBS N.V. BDRs you receive in the distribution may depend on the appreciation of the price of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs, as the case may be, which appreciation may never occur. Moreover, any determination to pay dividends in the future would be subject to compliance with applicable laws, including the Dutch Civil Code.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Any shareholder whose principal currency is not the U.S. dollar will be subject to exchange rate fluctuations.

The JBS N.V. Class A Common Shares will be traded in, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated, in U.S. dollars. Shareholders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency would reduce the value of the JBS N.V. Class A Common Shares held by such shareholders, whereas any appreciation of the U.S. dollar would increase their value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

Following the Proposed Transaction JBS N.V. will become a U.S. public reporting company subject to U.S. financial reporting rules and regulations and other requirements of the SEC. Our accounting and other management systems and resources may not be immediately prepared to meet these requirements, which may strain our resources.

Following the Proposed Transaction, JBS N.V. will become a public reporting company in the United States and Brazil and will be subject to reporting, disclosure control and other applicable obligations under the Exchange Act, the Sarbanes-Oxley Act (“SOX”), and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC, the NYSE, the CVM and the B3.

As a result, we will incur higher legal, accounting and other expenses than before, and these expenses may increase even more in the future. For example, Section 404 of SOX requires annual management assessment of the effectiveness of internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments, subject to phase-in accommodations for newly listed companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, which we are in the process of developing and implementing while at the same time remaining focused on our existing operations. If we are unable to implement our compliance initiatives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired.

In addition, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our common shares.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic registrants listed on the NYSE.

As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in such company’s securities on the basis of the information. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors may not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the United States and (3) our business must be administered principally outside the United States. Following the completion of this offering or at some other time thereafter, U.S. residents may directly or indirectly own more than 50% of our outstanding voting securities. If so, we will cease to qualify as a foreign private issuer if we do not meet the requirements set forth in (b) above.

Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would also be required to follow U.S. proxy disclosure requirements. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards. For example, foreign private issuers are permitted to follow home country practice with regard to director nomination procedures and the approval of compensation of officers. See “Description of Share Capital—Comparison of Dutch Corporate Law and U.S. Corporate Law” for more information on the significant differences between our corporate governance practices and those followed by domestic U.S. issuers.

As a result of our reliance on the corporate governance exemptions available to foreign private issuers under NYSE rules, you will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE’s corporate governance requirements. We also expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. If we were to lose our foreign private issuer status but remain a controlled company, we may rely on the “controlled company” exemption under NYSE corporate governance rules. See “Management—Corporate Governance Practices” for more information.

Availing ourselves of any of these exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic registrant, may provide less protection to you than is accorded to investors under the NYSE’s corporate governance rules. Therefore, any foreign private issuer or “controlled company” exemptions we avail ourselves of in the future may reduce the scope of information and protection to which you are otherwise entitled as an investor.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We are incorporated under and subject to Dutch law, which may afford less protection to our shareholders than U.S. laws.

Our corporate affairs are governed by JBS N.V.’s articles of association and Dutch law. Dutch law may afford less protection to our shareholders than U.S. laws and may differ in some material respects from laws generally applicable to U.S. companies and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. There may be less publicly available information about us than is regularly published by or about U.S. companies. Dutch law governing the shares of Dutch companies may not be as extensive as those in effect in the United States, and Dutch law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See “Description of Share Capital.” For example, neither JBS N.V.’s articles of association nor Dutch law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.

All our general meetings of shareholders shall take place in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands. Shareholders may vote by proxy or in person at any general meeting of shareholders.

The ability of shareholders to effect service of process or enforce civil liabilities under U.S. securities laws may be limited.

At the date of listing of the JBS N.V. Class A Common Shares, JBS N.V. will be a public limited liability company (naamloze vennootschap) under Dutch law and some of its directors and executive officers are (at that time) residents of countries other than the United States. A portion of our assets and the assets of some of its directors and executive officers are located outside the United States. As a result, it may not be possible for investors in the JBS N.V. Class A Common Shares to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons or against us. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws and there is substantial doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process; (2) does not contravene public policy of the Netherlands; (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Judgments of Brazilian courts to enforce our obligations with respect to JBS N.V. Class A Common Shares or JBS N.V. BDRs may be payable only in Brazilian reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of JBS N.V. Class A Common Shares or JBS N.V. BDRs, we may not be required to discharge our obligations in a currency other than the Brazilian real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the Brazilian real may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non- Brazilian investors with full compensation for any claim arising out of or related to our obligations under the JBS N.V. Class A Common Shares or JBS N.V. BDRs.

If the Merger of Shares and Redemption do not qualify as a nonrecognition transaction, U.S. holders of JBS S.A. Common Shares may incur a substantially greater U.S. federal income tax liability as a result of the Proposed Transaction.

The Merger of Shares and Redemption, when taken together with certain other steps of the Restructuring, are expected to be treated as part of an integrated transaction qualifying as a nonrecognition transaction for U.S. federal income tax purposes. As discussed further in the section entitled “Material U.S. Federal Income Tax Consequences—Consequences of the Merger of Shares and Redemption”, however, this treatment is not clear under the U.S. federal income tax rules and it is not certain whether the Merger of Shares and the Redemption qualify for such tax treatment.

If the Merger of Shares and Redemption qualify as a nonrecognition transaction, then U.S. holders of JBS S.A. Common Shares generally will not recognize gain or loss with respect to the Merger of Shares and Redemption. However, no ruling will be requested from the U.S. Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax consequences of the Proposed Transaction. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. If the Merger of Shares and Redemption do not qualify as a nonrecognition transaction, and therefore are a fully taxable transaction for U.S. federal income tax purposes, a U.S. holder of JBS S.A. Common Shares generally would recognize taxable gain or loss in an amount equal to the difference between the fair market value of any JBS. N.V. BDRs or JBS N.V. Class A Common Shares received on the date of exchange and its tax basis in the JBS S.A. Common Shares exchanged, in each case determined in U.S. dollars.

The tax consequences of the Proposed Transaction are discussed in more detail under “Taxation—Material U.S. Federal Income Tax Consequences.”

The receipt of the Cash Dividend pursuant to the Proposed Transaction is expected to be taxable at ordinary income rates for U.S. federal income tax purposes.

In general, subject to the discussion below under “—Passive Foreign Investment Company Rules,” the Cash Distribution will be a distribution paid on the JBS S.A. Common Shares which will be treated (i) as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), (ii) to the extent of any amount of such distribution in excess of our current and accumulated earnings and profits, as a non-taxable return of capital, thereby reducing a U.S. Holder’s adjusted tax basis in the JBS S.A. Common Shares (but not below zero), and (iii) thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the JBS S.A. Common Shares for more than one year as of the time such distribution is actually or constructively received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the Cash Distribution generally will be reported to U.S. Holders as a dividend, and taxable at ordinary income tax rates.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The tax consequences of the Proposed Transaction and of holding JBS N.V. Class A Common Shares or JBS N.V. BDRs are discussed in more detail below under “Taxation—Material U.S. Federal Income Tax Consequences.”

There could be adverse U.S. tax consequences to former JBS S.A. Shareholders that hold JBS N.V. Class A Common Shares or JBS N.V. BDRs following the Proposed Transaction if JBS S.A. or JBS N.V. is a passive foreign investment company.

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”), for any taxable year in which: (1) 75% or more of its gross income consists of passive income; or (2) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on JBS S.A.’s financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that JBS S.A. or JBS N.V. was treated as a PFIC for the 2021 taxable year and we do not anticipate JBS S.A. or JBS N.V. becoming a PFIC for the current taxable year or in the reasonably foreseeable future.

However, the determination whether we are a PFIC must be made annually after the close of each taxable year and based on the facts and circumstances at that time, such as the valuation of our assets (including, following the Proposed Transaction, the assets of JBS S.A.), including goodwill and other intangible assets, which may depend on the value of the JBS N.V. Class A Common Shares and JBS N.V. BDRs which can be expected to vary from time to time. Accordingly, there can be no assurance that we will not be treated as a PFIC for a given taxable year. If we are a PFIC, U.S. shareholders would be subject to certain adverse U.S. federal income tax consequences as discussed under “Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

The Proposed Transaction and subsequent ownership and disposal of the JBS N.V. Class A Common Shares or JBS N.V. BDRs could result in substantial Brazilian tax liability for you.

You may be required to assess Brazilian capital gains and pay Brazilian taxes in connection with the exchange of JBS S.A. Common Shares for the consideration in the Proposed Transaction or with the subsequent acquisition, ownership and disposal of the JBS N.V. Class A Common Shares or JBS N.V. BDRs. See “Taxation—Material Brazilian Tax Consequences” for more information regarding the potential Brazilian tax consequences to you of the Proposed Transaction and subsequent ownership and disposal of the JBS N.V. Class A Common Shares or JBS N.V. BDRs.

The Proposed Transaction and subsequent ownership and disposal of the JBS N.V. Class A Common Shares or JBS N.V. BDRs could result in substantial Dutch tax liability for you.

You may be required to pay Dutch capital gains or other taxes in connection with the exchange of JBS S.A. Common Shares for the consideration in the Proposed Transaction or with the subsequent acquisition, ownership and disposal of the JBS N.V. Class A Common Shares or JBS N.V. BDRs. See “Taxation—Material Dutch Tax Consequences” for more information regarding the potential Dutch tax consequences to you of the Proposed Transaction and subsequent ownership and disposal of the JBS N.V. Class A Common Shares or JBS N.V. BDRs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Holders of JBS N.V. BDRs may be subject to additional risks related to holding BDRs rather than JBS N.V. Class A Common Shares.

Because holders of JBS N.V. BDRs will not hold their JBS N.V. Class A Common Shares directly, they are subject to the following additional risks, among others:

•	a holder of JBS N.V. BDRs will not be treated as a direct holder of JBS N.V. Class A Common Shares and may not be able to exercise shareholder rights;

•

dividends on the JBS N.V. Class A Common Shares represented by the JBS N.V. BDRs will be paid to the JBS N.V. BDR Depositary Bank, and before the JBS N.V. BDR Depositary Bank makes a distribution to a holder on behalf of the JBS N.V. BDRs, withholding taxes or other governmental charges, if any, that must be paid, will be deducted;

•

we and the JBS N.V. BDR Depositary Bank may amend or terminate the JBS N.V. BDR Deposit Agreement without the consent of holders of the JBS N.V. BDRs in a manner that could prejudice holders of JBS N.V. BDRs or that could affect their ability to transfer JBS N.V. BDRs, among others; and

•	the JBS N.V. BDR Depositary Bank may take other actions inconsistent with the best interests of holders of JBS N.V. BDRs.

There are no specific rules relating to the delisting of our BDRs from the B3.

We may decide to delist the JBS N.V. BDRs from B3. In such case, we cannot guarantee that we (or any person related to us) will make a public offering for the acquisition of JBS N.V. BDRs or the underlying JBS N.V. Class A Common Shares on terms and conditions that meet the expectations of the BDR holders, who in any case will not be able to prevent us from deregistering from the CVM and delisting the JBS N.V. BDRs from the B3.

Risks Relating to Our Business and Industries

Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.

Our operating margins depend on, among other factors, the purchase price of raw materials, primarily livestock and animal feed ingredients, and the sales price of our products. These prices may vary significantly, including during short periods of time, due to a number of factors, including beef, pork and poultry supply and demand and the market for other protein products. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2021. The supply and market for livestock depend on a number of factors that we have little or no control over, including outbreaks of diseases such as bovine spongiform encephalopathy (commonly referred to as mad cow disease) (“BSE”), and foot and mouth disease (“FMD”), the cost of animal feeding, economic and weather conditions.

Livestock prices demonstrate a cyclical nature both seasonally and over longer periods, reflecting the supply of, and demand for, livestock on the market and the market for other protein products such as fish. These costs are determined by constantly changing market forces of supply and demand, as well as other factors over which we have little or no control. These other factors include:

•	import and export restrictions;

•	changing livestock and grain inventory levels;

•	economic conditions;

•	crop and animal diseases; and

•	environmental, occupational health and safety and conservation regulations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We do not generally enter into long-term sales arrangements with our customers with fixed price contracts, and, as a result, the prices at which we sell our products are determined in large part by market conditions. A majority of our livestock is purchased from independent producers who sell livestock to us under marketing contracts or on the open market. A significant decrease in beef, pork or chicken prices for a sustained period of time could have a material adverse effect on our net revenue. Also, a portion of our forward purchase and sale contracts are measured at fair value marked-to-market such that the related unrealized gains and losses are reported in profit or loss earnings on a quarterly basis. Such losses would adversely affect our earnings and may cause significant volatility in our quarterly earnings.

Profitability in the processing industry is materially affected by the commodity prices of animal feed ingredients, such as grain, corn and soybeans. The production of feed ingredients is positively or negatively affected due to various factors, primarily by the global level of supply inventories and demand for feed ingredients, the agricultural policies of the United States and foreign governments and weather patterns throughout the world. Market prices for feed ingredients remain volatile. High prices for animal feed ingredients may have a material adverse effect on our operating results.

Accordingly, we may be unable to pass on all or part of any increased costs we experience from time to time to consumers of our products directly, in a timely manner or at all. Additionally, if we do not attract and maintain contracts or marketing relationships with independent producers and growers, our production operations could be disrupted, adversely affecting us.

Outbreaks of animal diseases may affect our ability to conduct our business and harm demand for our products.

Supply of and demand for our products can be adversely impacted by outbreaks of animal diseases, which can have a significant impact on our financial results. Outbreaks of diseases affecting animals, such as BSE, FMD and various strains of influenza, which may be caused by factors beyond our control, or concerns that these diseases may occur and spread in the future, could significantly affect demand for our products, consumer perceptions of certain protein products, the availability of livestock for purchase by us and our ability to conduct our operations, including as a result of cancellations of orders by our customers or governmental restrictions on the import and export of our products to or from our suppliers, facilities or customers. Moreover, outbreaks of animal diseases could have a significant effect on the livestock we own by requiring us to, among other things, destroy any affected livestock and create negative publicity that may have a material adverse effect on customer demand for our products. In addition, if the products of our competitors become contaminated, the adverse publicity associated with such an event may lower consumer demand for our products.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to risks affecting the food industry generally, including risks posed by the following:

•	food spoilage or food contamination;

•	consumer product liability claims;

•	product tampering;

•	the possible unavailability and expense of product liability insurance; and

•	the potential cost and disruption of a product recall.

Our products have in the past been, and may in the future be, exposed to contamination by organisms that may produce food borne illnesses, such as E. coli, listeria monocytogenes and salmonella. These organisms and pathogens are found generally in the environment and, as a result, there is a risk that they could be present in our

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

products. These organisms and pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, foodservice or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the organisms and pathogens are not eliminated in further processing.

Our systems designed to monitor food safety risks may not eliminate the risks related to food safety. We have little, if any, control over handling procedures once our products have been shipped for distribution. If any of our products are determined to be contaminated, spoiled or inappropriately labeled, whether or not we are at fault, we may voluntarily recall, or be required to recall, our products. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory and lost sales due to the unavailability of product for a period of time. We may also be subject to increased risk of exposure to product liability claims and governmental proceedings, which may result in penalties, injunctive relief and plant closings. Any of these occurrences may have an adverse effect on our financial results.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness or death. Such liability may result from proceedings filed by the government’s attorney’s office, consumer agencies and individual consumers. Even an inadvertent shipment of contaminated products may be a violation of law. We may have to pay significant damages to consumers or to the government and such liability may be in excess of applicable liability insurance policy limits.

In addition, adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business.

The food industry is generally subject to changing consumer trends, demands and preferences. Our products compete with other protein sources, such as fish. In addition, we compete with plant-based meat products as consumer demand for plant-based protein alternatives has increased due to the perceived consumer concerns related to human health, climate change, resource conservation and animal welfare. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition and results of operations.

We could also be adversely affected if consumers lose confidence in the safety and quality of our food products or ingredients, or in the food safety system generally. Negative perceptions concerning the health implications of certain food products, or ingredients or loss of confidence in the food safety system generally, could influence consumer preferences and acceptance of some of our products and marketing programs. Negative perceptions and failure to satisfy consumer preferences could materially and adversely affect our product sales, financial condition and results of operations.

We face competition in our business, which may adversely affect our market share and profitability.

The beef, pork and chicken industries are highly competitive. Competition exists both in the purchase of live cattle and hogs and grains, and in the sale of beef, pork and chicken products. In addition, our beef, pork and chicken products compete with other protein sources, such as fish. We face competition from a number of beef, pork and chicken producers in the countries in which we operate.

The principal competitive factors in the animal protein processing industries are operating efficiency and the availability, quality and cost of raw materials and labor, price, quality, food safety, product distribution, technological innovations and brand loyalty. Our ability to be an effective competitor depends on our ability to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

compete on the basis of these characteristics. In addition, some of our competitors may have greater financial and other resources than us. We may be unable to compete effectively with these companies, in which case our market share and, consequently, our operations and results may be adversely affected.

Our growth (organic and inorganic) may require substantial capital and long-term investments.

Our competitiveness and growth depend on our ability to fund our capital expenditures. We cannot assure you that we will be able to fund our capital expenditures at reasonable costs due to adverse macroeconomic conditions, our performance or other external factors, which could have a material adverse effect on our business, financial condition and results of operations.

We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation, especially if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	potential loss of key employees and customers of the acquired companies;

•	an increase in our expenses and working capital requirements;

•	failure of the acquired entities to achieve expected results;

•	our failure to successfully integrate any acquired entities into our business; and

•	our inability to achieve expected synergies and/or economies of scale.

These opportunities may also expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. These transactions may also be structured in such a manner that would result in our assumption of obligations or liabilities not identified during our pre-acquisition due diligence.

Any of these factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could adversely affect our reputation and have a material adverse effect on us.

We are subject to interest rate fluctuations, which may be harmful to our business.

A portion of our debt is subject to interest rate fluctuations, including fluctuations in: (1) the London Interbank Offered Rate (“LIBOR”), the secured overnight financing rate (“SOFR”), and the Euro Interbank Offered Rate (“EURIBOR”) and (2) Brazilian financial market rates or inflation rates, such as the CDI and the Long-Term Interest Rate (Taxa de Juros de Longo Prazo) (the “Brazilian TJLP rate”) (Brazil’s long-term interest rate published quarterly by the Brazilian National Monetary Council). We are also exposed to exchange rate risk because we have assets and liabilities and future cash flows and earnings denominated in foreign currencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk.” Fluctuations in exchange rates and interest rates are caused by a number of factors that are beyond our control.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If interest rates, such as LIBOR, SOFR, EURIBOR, the CDI and Brazilian TJLP rates, or exchange rates increase significantly, our finance expenses will increase and our ability to obtain financings may decrease, which may materially adversely affect our results of operations.

Unfavorable decisions in legal, administrative, antitrust or arbitration proceedings and government investigations may adversely affect us.

We are defendants in legal, administrative, antitrust and arbitration proceedings arising from the ordinary conduct of our business, particularly with respect to civil, tax, labor and environmental claims, which may be decided to our detriment, and are involved in various government investigations. For more information regarding our proceedings and investigations, see “Information about JBS S.A.—Legal Proceedings.” In addition, we cannot guarantee that new lawsuits (judicial or administrative of any nature) or investigations against us, our ultimate controlling shareholders and managers will not arise.

Applicable laws and regulations could subject us and our managers to civil and criminal penalties, including debarment from contracts concluded with the public administration and prohibition to celebrating new ones and loss of fiscal benefits, which could materially and adversely affect our product sales, reputation, financial condition and results of operations. Adverse rulings that have material economic or reputational impacts on us or impede the execution of our growth plan may adversely affect our financial condition and results of operations. In addition, unfavorable decisions in proceedings or investigations involving us and our ultimate controlling shareholders and managers may affect our image and business.

For certain lawsuits, we were not required to and have not established any provision on our statement of financial position or have established provisions only for part of the amounts in dispute, based on our judgments as to the likelihood of winning these lawsuits. We cannot guarantee that the provisioned amounts (if any) will be sufficient to cover the costs and expenses of the corresponding proceedings, which could adversely impact our business and operating results.

We may not be able to ensure that our raw material suppliers are in compliance with all applicable environmental and labor laws and regulations, which could adversely affect our business, financial condition and results of operations.

The raising of cattle and other livestock is at times associated with deforestation, invasion of indigenous lands and protected areas and other environmental and human rights concerns. Most of the cattle we process are raised by our suppliers. If we are unable to ensure that the suppliers of the cattle we use in our production process are in compliance with all applicable environmental and human rights laws and regulations, we may be subject to fines and other penalties that may adversely affect our image, reputation, business, financial condition and results of operations.

Furthermore, Brazilian Environmental Policy Act, outlined in Federal Law No. 6,938/1981, regulates civil liability for damages caused to the environment and sets forth strict liability on the subject matter. Therefore, we may become party to environmental liability proceedings amongst any damage originator. As the majority of cattle processed by us are bred by third parties and subcontractors, we may be significantly impacted if third parties and subcontractors cause environmental damages in the implementation of their activities on our behalf.

We are subject to various risks relating to worker safety.

Given the nature of our operations, the type of work performed by our employees, and the number of plants and employees that we have throughout the world, we are subject to various risks relating to worker safety. We cannot ensure that accidents will not occur. If our efforts to improve worker safety and reduce the frequency and number of workplace accidents are not successful, we may become subject to lawsuits, regulatory or administrative investigations and inquiries, fines and penalties, and our business, financial condition and results of operations may be adversely affected.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

For example, a U.S. House of Representatives Select Subcommittee held a hearing in December 2022 entitled “Preparing For And Preventing The Next Public Health Emergency: Lessons Learned From The Coronavirus Crisis.” This hearing was accompanied by a final report of the same name, which describes an investigation of the largest companies in the U.S. meatpacking industry, including our subsidiary JBS USA Food Company, in the context of the Trump Administration’s response to the risks faced by these companies’ workers during the COVID-19 pandemic. JBS USA Food Company has complied with the document requests made in 2021 as part of the investigation.

We may also suffer reputational harm due to the actions of unrelated companies that do not adhere to applicable worker safety laws in the provision of services to us. For example, the U.S. Department of Labor commenced an investigation into allegations of child labor at certain of our facilities in August 2022. While this investigation did not result in any finding that we were employing any underage workers at any of our facilities, a federal judge granted a temporary restraining order against one of our suppliers. While such supplier is not affiliated with us, the investigation found that it had used underage workers to provide cleaning and sanitation services in the fulfillment of sanitation and cleaning contracts that it was performing at JBS facilities. Such supplier has entered into a consent order and judgment pursuant to which it has agreed to comply with child labor laws at all of the facilities where it provides services.

Additionally, we have from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future.

While we adhere and require adherence from suppliers to all applicable worker safety laws throughout our global operations, no assurance can be given that we will not be materially adversely affected to the extent that companies that provide services to us do not demonstrate the same commitment to such laws. In addition, no assurance can be given that our reputation for worker safety will not be adversely affected by governmental investigations or other inquiries in the future.

We depend on our information technology systems, and any failure of these systems could adversely affect our business.

We depend on information technology systems for significant elements of our operations, including the storage of data and retrieval of critical business information, and within our supply chain. We also depend on our information technology infrastructure for digital marketing activities and for electronic communications among our locations, personnel, customers, and suppliers. Although our information systems are protected with robust backup systems, including physical and software safeguards and remote processing capabilities, our information technology systems and those of our supply chain are vulnerable to damage from a variety of sources, including network failures, malicious human acts, and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. In addition, certain software used by us is licensed from, and certain services related to our information systems are provided by, third parties who could choose to discontinue their relationship with us. Failures or disruptions to our information technology systems or those used by our third-party service providers could prevent us from conducting our general business operations, and adversely affect our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of our company and customer data. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations, and financial condition.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

For example, on May 30, 2021, we were the target of an organized cybersecurity attack (the “Cyberattack”), affecting some of the servers supporting our North American and Australian information technology systems. JBS USA’s backup servers were not affected. JBS USA and PPC’s operations in North America and Australia were affected. PPC’s operations in Mexico and the United Kingdom were not impacted and conducted business as normal. Upon learning of the intrusion, we contacted federal officials and activated our cybersecurity protocols, including voluntarily shutting down all affected systems to isolate the intrusion, limit the potential infection and preserve core systems. Restoring systems critical to production was prioritized. In addition, the encrypted backup servers, which were not affected by the Cyberattack, allowed for a return to full operations within two days. As of June 3, 2021, JBS USA and PPC had resumed production at all of their facilities. Our response, IT systems and encrypted backup servers allowed for a rapid recovery from the Cyberattack. As a result, the loss of food produced was limited to less than one day of production. We are not aware of any evidence that any customer, supplier or employee data had been compromised or misused as a result of the Cyberattack. Since the Cyberattack, we have been working to improve our cybersecurity posture in order to minimize our risk and attack surface. We have identified good practices we had in place before the Cyberattack, and we have identified and completed items and actions that were needed to remediate.

Further, we store highly confidential information on our information technology systems, including information related to our products. If our servers or the servers of the third party on which our data is stored are attacked by a physical or electronic break-in, computer virus or other malicious human action, our confidential information could be stolen or destroyed. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our suppliers, customers, or others, whether by us or a third party, could disrupt our operations, subject us to civil and criminal penalties, have a negative impact on our reputation, expose us to liability to our suppliers, customers, other third parties or government authorities and increase our cyber-security protection and remediation costs. Any of these developments could have an adverse impact on our business, financial condition and results of operations. In addition, if our supply chain cybersecurity is compromised as a result of third-party action, employee error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our business may be harmed and we could incur significant liabilities. We mitigate this risk by having a diversified supply chain. There can be no assurance that we will be able to prevent all of the rapidly evolving forms of increasingly sophisticated and frequent cyber-attacks. Moreover, our efforts to address network security vulnerabilities may not be successful, resulting potentially in the theft, loss, destruction or corruption of information we store electronically, as well as unexpected interruptions, delays or cessation of service, any of which would cause harm to our business operations. The vulnerability of our systems and our failure to identify or respond timely to cyber incidents could have an adverse effect on our operations and reputation and expose us to liability or regulatory enforcement actions.

The loss of members of our senior management or our inability to attract and retain qualified senior management personnel could have an adverse effect on us.

Our ability to maintain our competitive position depends in large part on the performance of our senior management team, mainly because of our business model and our acquisition strategy. As a result of factors such as strong global economic conditions, we may lose key employees or face problems hiring qualified key employees. In order to retain key employees, we may have to make significant changes in our compensation policy to remain competitive, which would increase our costs. There is no assurance that we will succeed in attracting and retaining qualified senior management personnel. Also, decisions in any administrative proceedings involving our current managers may prevent them from remaining in their positions at our company. The loss of the services of any member of our senior management or our inability to attract and retain qualified personnel could have an adverse effect on us.

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs could adversely affect our business.

As of December 31, 2021, we had approximately 251,000 employees worldwide. Certain of these employees are represented by labor organizations, and our relationships with these employees are governed by

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

collective bargaining agreements. We may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to us. In addition, any new agreements may be for shorter durations than our historical agreements. Moreover, additional groups of currently non-unionized employees may seek union representation in the future. If we are unable to negotiate acceptable collective bargaining agreements, we may become subject to union-initiated work stoppages, including strikes. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The consolidation of a significant number of our customers could adversely affect our business.

Many of our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years, and consolidation is expected to continue. These consolidations have produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, opposing price increases, and demanding lower pricing, increased promotional programs and specifically tailored products. These customers also may use shelf space currently used for our products for their own private label products that are generally sold at lower prices. In addition, in periods of economic uncertainty, consumers tend to purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our higher margin products or a shift in our product mix to lower margin offerings. Because of these trends, we may need to lower prices or increase promotional spending for our products. The loss of a significant customer or a material reduction in sales to, or adverse change to trade terms with, a significant customer could materially and adversely affect our product sales, financial condition and results of operations.

Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.

Our controlling shareholders are J&F and FIP Formosa, which are in turn wholly owned by our ultimate controlling shareholders, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. See “Principal Shareholders.” Assuming the ownership of JBS S.A.’s common shares on the Last Trading Day is the same as on December 31, 2022, our controlling shareholders will (indirectly, through LuxCo) hold 48.83% of the then-outstanding JBS N.V. Common Shares and 90.52% of the aggregate voting power in JBS N.V. through their ownership of the JBS N.V. Class B Common Shares. While the exact percentage of the then-outstanding JBS N.V. Shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling shareholders upon completion of the Proposed Transaction will depend on the amount of JBS S.A. shares held by these entities on the Last Trading Day, we expect that, upon completion of the Proposed Transaction, our controlling shareholders will indirectly own 100% of the outstanding JBS N.V. Class B Common Shares. Because each JBS N.V. Class B Common Share confers the right to 10 votes at a general meeting of shareholders, our ultimate controlling shareholders will effectively control all matters requiring shareholder approval. See “Description of Share Capital—Share Capital.”

Relatives of our ultimate controlling shareholders perform certain management and leadership roles at JBS S.A. and related companies. Mr. José Batista Sobrinho, the founder of JBS S.A. and the father of Joesley and Wesley Mendonça Batista, serves as the Vice-Chairman of JBS S.A.’s board of directors and has served on the JBS S.A. board of directors since 2007. Mr. Wesley Mendonça Batista Filho, who is the son of Wesley Mendonça Batista and the grandson of José Batista Sobrinho, serves as the Global Chief Operating Officer of JBS S.A. since November 2022 and has served as an executive officer of JBS S.A. since 2017 and in other senior management positions in JBS Group companies in the past, including as Chief Executive Officer of Seara Alimentos. He also serves on the board of directors of various JBS Group companies. In addition, Mr. Henrique Mendonça Batista, who is also Wesley Mendonça Batista’s son, serves as the President of Huon, an Australian salmon processing company acquired by JBS S.A. in 2021. Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may serve as members of the board of directors of, or in other senior management positions at, JBS N.V. or its affiliated companies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

As further described elsewhere in this prospectus (see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” and “—We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image”), in 2017, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada) (the “Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República) and a leniency agreement (the “Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F agreed to pay a fine of R$8.0 billion and contribute R$2.3 billion to social projects in Brazil over a 25-year period. J&F, JBS S.A., and our ultimate controlling shareholders (the “Respondents”) also entered into a settlement with the SEC in 2020. Pursuant to the SEC settlement and related order, the Respondents undertook to, among other things, to improve anti-bribery and anti-corruption compliance programs, make progress reports to the SEC, and pay disgorgement and civil penalties. Also in 2020, J&F reached a plea agreement with the DOJ in which J&F pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act and agreed to pay a criminal penalty. The DOJ plea agreement also required J&F to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ. Since 2017, JBS S.A. and J&F have implemented numerous and material changes to their anti-corruption compliance policies intended to detect and prevent illicit payments and conduct throughout their operations, including the introduction of new policies and practices and the hiring of experienced professionals who have a track record of building effective compliance programs, all as further detailed in “Information about JBS S.A.—Compliance Program.” In addition, the terms of the above-referenced agreements with Brazilian authorities, the SEC and the DOJ provide strong disincentives to any violation of their terms. Moreover, we believe that the Brazilian political and governmental environment has evolved in recent years away from an environment in which illicit payments were incentivized. Our management and leadership team is strongly committed to operating our business in compliance with anti-corruption principles and law. However, no assurance can be given that new and improved policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

In addition, our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also have an interest in pursuing new business opportunities that would otherwise be available to us through other companies which they own. In addition, JBS S.A. or other companies in which our ultimate controlling shareholders have an interest may engage in transactions with JBS USA or its subsidiaries.

We cannot assure you that we will be able to address these conflicts of interests or others in an impartial manner.

Given the degree of control over our company that is expected to be held by our controlling shareholders and our ultimate controlling shareholders following the consummation of the Proposed Transaction, there can be no assurance that the future actions or decisions of our controlling shareholders and our ultimate controlling shareholders will not impact our company, our prospects, and the value of the JBS N.V. Class A Common Shares and JBS N.V. BDRs in ways that differ from your interests.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.

In 2017, following disclosures of illicit payments made to a Brazilian politicians from 2009 to 2015, our ultimate controlling shareholders, among others, entered into Collaboration Agreements with the Brazilian

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Attorney General’s Office (Procuradoria-Geral da República) and a Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal). In 2020, our ultimate controlling shareholders also entered into a settlement with the SEC and J&F reached a plea agreement with the DOJ relating to the illicit conduct. For more information about the facts and circumstances underlying these agreements, see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders.” The Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement have resolved the Brazilian and U.S. criminal legal exposure of JBS S.A, J&F and our ultimate controlling shareholders related to the illicit conduct that was the subject of the Leniency Agreement.

Our ultimate controlling shareholders, JBS S.A. and J&F are in compliance with all of the financial and non-financial obligations pursuant to the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement. A breach of any of these agreements could have an adverse effect on us.

In addition, our ultimate controlling shareholders are currently subject to ongoing investigations by the CVM in Brazil and to criminal proceedings for alleged violations of Brazilian securities and corporate law, in which there has yet to be a final decision. For more information about these investigations, see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders—CVM Investigations and Proceedings.”

As a result of the above-mentioned matters, the reputation of our controlling shareholders, our ultimate controlling shareholders and JBS S.A. has suffered and may continue to suffer. To the extent that the negative reputational impact of these events continues into the future, if pending investigations and proceedings are not resolved favorably to JBS S.A. and our ultimate controlling shareholders, or if future events or actions give rise to new investigations or proceedings, our ability to execute our business strategies, enter into beneficial transactions, partnerships or acquisitions, and the value of the JBS N.V. Class A Common Shares and/or JBS N.V. BDRs may be materially negatively affected.

Furthermore, we cannot guarantee that negative news and publicity (whether or not factually accurate) will not be released in the future that involve our company, JBS S.A., our controlling shareholders or our ultimate controlling shareholders. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient. Actions or allegations (whether grounded or unfounded) regarding actions taken by third parties, including our controlling shareholders, our ultimate controlling shareholders, or our suppliers or partners, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and partners and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects and the value of the JBS N.V. Class A Common Shares and/or JBS N.V. BDRs.

Risks Relating to the Markets in Which We Operate

Deterioration of global economic conditions could adversely affect our business.

Our business may be adversely affected by changes in global economic conditions, including changes in GDP, inflation, interest rates, availability of capital, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions. Any such changes could adversely affect the demand for products both in domestic and international markets, or the cost and availability of our needed raw materials, including cooking ingredients and packaging materials, thereby adversely affecting our financial results.

Disruptions in credit and other financial markets and deterioration of global economic conditions could:

•	adversely affect global demand for protein products, which could result in a reduction of sales, operating profit and cash flows;

•	make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•

cause our lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under our debt agreements to the extent we may seek them in the future;

•	impair the financial condition of some of our customers and suppliers; and

•	decrease the value of our investments.

In addition, inflation, which has significantly risen, has and may continue to increase our operational costs, including labor costs and grain and feed ingredient costs, and continued increases in interest rates in response to concerns about inflation may have the effect of further increasing economic uncertainty and heightening these risks. As a result, instability and weakness of the U.S. and global economies, including due to the effects caused by disruptions to financial markets, inflation, recession, high unemployment, geopolitical events and other effects caused by the COVID-19 pandemic, and the negative effects on consumers’ spending, may materially negatively affect our business and results of operations. A prolonged period of reduced consumer spending could have an adverse effect on our business and our results of operations.

Our exports pose special risks to our business and operations.

Exports account for a significant portion of our net revenue, representing 26.0% of our net revenue for the year ended December 31, 2021. Exports subject us to risk factors that are outside our control in our principal sales markets, including:

•	changes in foreign currency exchange rates;

•	deterioration of economic conditions;

•	imposition of tariffs and other trade and/or health barriers;

•	exchange controls and restrictions to exchange operations;

•	strikes or other events that may affect ports and transportation;

•	compliance with different foreign legal and regulatory regimes; and

•	trade barriers.

For example, between May 21 and May 31, 2018, Brazil suffered an extensive nationwide trucking strike. With trucks stopped and blocking highways, supplies of fuel, food and medical supplies ceased being delivered to distribution points. The stoppage began to subside on May 27, 2018, after representatives of the trucking industry and the Brazilian government reached an agreement.

Our future financial performance will depend significantly on economic, political and social conditions in our principal operating and sales markets. Negative consequences relating to these risks and uncertainties could jeopardize or limit our ability to transact business in one or more of those markets where we operate or in other developing markets and could materially adversely affect us.

We are subject to ordinary course audits in the jurisdictions where we operate and changes in tax laws and unanticipated tax liabilities, in either case, could adversely affect the taxes we pay and therefore our financial condition and results of operations.

As a global company, we are subject to ordinary course audits in the jurisdictions where we operate, including audits currently being conducted by applicable tax authorities in Brazil, Australia and the United Kingdom. The resolution of these audits remains uncertain, and we have not established any reserves for any potential liability relating to these or any other audits. It is possible that we could, in the future, incur unanticipated tax liabilities arising from these or any other audits, which could adversely impact our financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In addition, we are subject to taxation in numerous countries, states and other jurisdictions. Tax laws, tax treaties, regulations, and administrative practices or their interpretation in various jurisdictions, including the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting that has been agreed to by many of the countries in which we operate, may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law.

Furthermore, in Brazil, the income tax exemption on dividend distribution and interest on shareholders’ equity (juros sobre capital próprio) applicable under current legislation may be reviewed the possibility to declare and both dividends received and distributed may be taxed and, in the case of interest on shareholders’ equity (juros sobre capital próprio) be prohibited or have its taxation increased in the future, impacting the net amount to be received by our shareholders.

If such changes were to be adopted or if the tax authorities in the jurisdictions where we operate were to challenge our application of relevant provisions of applicable tax laws, our financial condition and results of operations could be adversely affected.

We are exposed to emerging and developing country risks.

Our operations in emerging and developing countries are subject to the customary risks of operating in these countries, which include potential political and economic uncertainty, government debt crises, application of exchange controls, reliance on foreign investment, nationalization or expropriation, crime and lack of law enforcement, political insurrection, terrorism, religious unrest, external interference, currency fluctuations and changes in government policy.

In Brazil, for example, the federal government frequently intervenes in the economy and its actions to control inflation and other regulations and policies have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports, among others. Due to our exposure in Brazil, these factors could affect us more than our competitors with less exposure to such emerging and developing countries, and any general decline in emerging and developing countries as a whole could impact us disproportionately compared to our competitors.

Such factors could affect our results by causing interruptions to operations, by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. These circumstances could adversely impact our business, results of operations and financial condition.

Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action.

We face risks related to the ongoing Russia-Ukraine war that began in February 2022. The impact of the ongoing war and sanctions will not be limited to businesses that operate in Russia and Ukraine and may negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures contracts prices used for hedging. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers.

Finally, there may be increased risk of cyberattack as a result of the ongoing conflict. We have not seen any new or heightened risk of potential cyberattacks since the outbreak of the Russia-Ukraine war. See “—Risks Relating to Our Business and Industries—We depend on our information technology systems, and any failure of these systems could adversely affect our business” for additional information.

Market fluctuations could negatively impact our operating results, and our business may be adversely impacted by risks related to hedging activities.

Our business is exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates and commodities prices. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism and may adversely impact our results of operation. Also the use of hedge instruments may ultimately limit our ability to benefit from favorable commodity prices.

Our businesses are subject to government policies and extensive regulations affecting the beef, pork and poultry industries.

Livestock production and trade flows are significantly affected by government policies and regulations. Government policies affecting the livestock industry, such as taxes, tariffs, duties, subsidies and import and export restrictions on livestock products, can influence industry profitability, the use of land resources, the location and size of livestock production, whether unprocessed or processed commodity products are traded, and the volume and types of imports and exports. Our plants and products are subject to periodic inspections by federal, state and municipal authorities, such as the USDA, the Brazilian Federal Inspection Service (Serviço de Inspeção Federal— SIF) and the Australian Quarantine Inspection Service, and to comprehensive food regulation, including controls over processed food. Our operations are subject to extensive regulation and oversight by state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of its products, including food safety standards. Our failure to comply with such regulations may result in a need to recall products or in fines or other sanctions imposed by such authorities. Our exported products are often inspected by foreign food safety authorities, and any violation discovered during these inspections may result in a partial or total return of a shipment, partial or total destruction of the shipment and costs due to delays in product deliveries to our customers. For more information about the regulations to which our operations are subject, see “Information about JBS S.A.—Regulation.”

Government policies in the jurisdictions in which we operate may adversely affect the supply of, demand for and prices of livestock products, restrict our ability to do business in existing and target domestic and export markets and could adversely affect our results of operations. Import tariffs and/or other mandates imposed by the current presidential administration in the United States could potentially lead to a trade war with other foreign governments, and could significant increase the prices on our products exported from the United States, such as pork and chicken. For example, tariffs recently enacted in China and Mexico on certain pork products exported from the United States to these countries have negatively impacted our U.S. exports of pork products.

Compliance with existing or changing environmental requirements relating to current and/or discontinued operations may result in significant costs, and failure to comply may result in civil liabilities for damages as well as criminal and administrative sanctions.

Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

into the environment, the handling, treatment and disposal of waste and remediation of soil and groundwater contamination. For more information, see “Information about JBS S.A.—Regulation.” Failure to comply with these requirements could have serious consequences for us, including criminal, civil and administrative penalties, claims for property damage, personal injury and damage to natural resources and negative publicity. Our activities may also be affected by future international agreements entered into force to protect the environment.

In general, environmental laws and regulations have become increasingly stringent over time. As a result of possible new environmental requirements, increasingly strict interpretation or enforcement thereof or other unforeseen events, we may have to incur additional expenses in order to comply with such environmental rules and regulations, which may adversely affect our available resources for capital expenditures and other purposes. Compliance with existing or new environmental rules and regulations may increase our costs and expenses, and, as a result, reduce our profit.

Health and environmental impact of animal-based meat consumption could negatively impact consumer demand for our animal-based products.

Consumer interest in plant-based proteins, particularly among millennial and younger generations, has been driven in part by a growing perception of the adverse health and environmental impacts of animal-based meat consumption. Consumers have access to unprecedented levels of information disseminated via the internet and social media channels, and global awareness of these issues may grow and could potentially have a negative impact on consumer demand for our animal-based meat products.

Natural disasters, climate change, climate change regulations, adverse weather conditions and greenhouse effects may adversely impact our operations and markets.

There is a growing political and scientific consensus that emissions of greenhouse gases (“GHG”), continue to alter the composition of the global atmosphere in ways that are affecting the global climate. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition and liquidity. Natural disasters, fire, bioterrorism, pandemics, drought, changes in rainfall patterns or extreme weather, including floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of livestock or interfere with our operations due to power outages, fuel shortages, damage to our production and processing plants, disruption of transportation channels or increases in the price of livestock and animal feed ingredients, among other things. Furthermore, if heat waves and droughts occur with greater frequency and intensity in locations where we maintain livestock, we may have to incur additional expenses to maintain livestock in suitable conditions or move it to other locations. Any of these factors could have a material adverse effect on our financial results, either individually or in the aggregate.

We are subject to legislation and regulation regarding climate change, and compliance with related rules could be difficult and costly. Concerned parties in the countries in which we operate, such as government agencies, legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. We could incur increased energy, environmental and other costs and capital expenditures to comply with existing or new GHG limitations. We could also face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change, which may also impact our image.

In addition, growing attention on the environmental and climate change impact of beef production, in particular, could lead (1) to legislative or regulatory actions aimed at reducing the greenhouse gas emissions of cows that could materially increase the production cost of beef or (2) to changes in customer preferences and overall demand for beef that would materially affect consumption of our products.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Efforts to comply with immigration laws and/or the introduction of new immigration legislation could make it more difficult or costly for us to hire employees, as well as have a material adverse effect on our operations and subject us to civil or possible criminal penalties.

Immigration reform continues to attract significant attention among the public and governments in the markets in which we operate, including the United States. If new immigration legislation is enacted or further changes in immigration or work authorization laws could increase our compliance and oversight obligations, which could subject us to additional costs and potential liability and make our hiring process more burdensome, and could potentially reduce the availability of prospective employees. Additional labor costs and other costs of doing business could have a material adverse effect on our business, operating results and financial condition. In addition, despite our efforts to hire only persons legally authorized to work in the jurisdictions in which we operate, we are unable to ensure that all of our employees are persons legally authorized to work. No assurances can be given that enforcement efforts by governmental authorities will not disrupt a portion of our workforce or operations at one or more facilities, thereby negatively impacting our business. Moreover, efforts by governmental authorities in enforcing the law may occur, including civil or possible criminal penalties, and we may face shortages of personnel or interruptions in our operations in one or more plants, resulting in an adverse impact on our business.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Brazil Clean Company Act.

We are subject to a number of anti-corruption laws, including, without limitation, the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and the Brazil Clean Company Act.

The FCPA and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or improperly providing anything of value to foreign officials, directly or indirectly, for the purpose of obtaining or keeping business and/or other benefits. Some of these laws have legal effect outside the jurisdictions in which they are adopted under certain circumstances. The FCPA also requires maintenance of adequate record-keeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives.

The U.K. Bribery Act is broader in scope than the FCPA in that it directly prohibits commercial bribery (i.e. bribing others than government officials) in addition to bribery of government officials and it does not recognize certain exceptions, notably for facilitation payments, that are permitted by the FCPA. The U.K. Bribery Act also has wide jurisdiction. It covers any offense committed in the United Kingdom, but proceedings can also be brought if a person who has a close connection with the United Kingdom commits the relevant acts or omissions outside the United Kingdom. The U.K. Bribery Act defines a person with a close connection to include British citizens, individuals ordinarily resident in the United Kingdom and bodies incorporated in the United Kingdom. The U.K. Bribery Act also provides that any organization that conducts part of its business in the United Kingdom, even if it is not incorporated in the United Kingdom, can be prosecuted for the corporate offense of failing to prevent bribery by an associated person, even if the bribery took place entirely outside the United Kingdom and the associated person had no connection with the United Kingdom. Other jurisdictions in which we operate have adopted similar anti-corruption, anti-bribery and anti-kickback laws to which we are subject. Civil and criminal penalties may be imposed for violations of these laws.

The Brazil Clean Company Act provides that bribery, among other acts against the public and foreign administration, is illegal and subjects companies involved in these wrongdoings to severe penalties. Companies are subjected to strict liability, with the result that the existence or absence of intent or negligence is irrelevant. In case a company is found to be in violation of the Brazil Clean Company Act’s provisions, it may suffer the imposition of administrative sanctions in the form of a fine that can range from 0.1% to 20% of its gross revenue in the year before the initiation of the administrative proceeding leading to the imposition of sanctions. Companies may also be subject to judicial sanctions, such as: loss of assets, rights or profits directly or indirectly

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

obtained from the wrongdoing; partial suspension or interdiction of its activities; compulsory dissolution of the legal entity; and prohibition from receiving incentives, subsidies, grants, donations or loans from public financial institutions. Furthermore, companies may be subject to reputational penalties, such as having their name included in the National Register of Punished Enterprises. According to the Brazil Clean Company Act, related, controlling and controlled companies as well as companies that are part of a consortium are jointly liable for the penalties, but limited to damages and fines.

The Code of Conduct and Ethics, adopted by JBS S.A. in May 2018 requires our employees or third-parties acting on behalf of JBS S.A. to not make any kind of payments to public or private entities or individuals in order to obtain undue advantages. We operate in some countries which are viewed as high risk for corruption. Despite our ongoing efforts to ensure compliance with the FCPA, the U.K. Bribery Act, the Brazil Clean Company Act and similar laws, there can be no assurance that our directors, officers, employees, agents, representatives, third-party intermediaries and the companies to which we outsource certain of our business operations, will comply with those laws and our anti-corruption policies, and we may be ultimately held responsible for any such non-compliance. If we or our directors or officers violate anti-corruption laws or other laws governing the conduct of business with government entities (including local laws), we or our directors or officers may be subject to criminal and civil penalties or other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, results of operations and prospects.

The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities.

The Brazilian government frequently intervenes in the country’s economy and occasionally implements significant political and regulatory changes. Government actions to control inflation and other regulations and policies have involved, among other measures, increases or decreases in interest rates, changes in fiscal policy, price control, currency depreciations and appreciations, capital controls, import limits, among other actions. Our activities, as well as our financial condition and results of operations, may be adversely affected by changes in government policies and regulations involving or affecting factors such as:

•	monetary policy and interest rates;

•	exchange controls and restrictions on international remittances;

•	exchange rate fluctuations;

•	tax changes;

•	liquidity of the Brazilian financial and capital markets;

•	interest rates

•	inflation;

•	shortage of energy;

•	fiscal policy.

Uncertainties related to the possibility that the Brazilian government may implement future policy and regulatory changes that involve or affect the factors mentioned above, among others, may contribute to a scenario of economic uncertainty in the country and high volatility in the domestic securities market, as well as securities issued by Brazilian companies abroad. This uncertainty and other future events affecting the Brazilian economy, as well as other measures taken by the government, may adversely affect our operations and operational results.

We cannot predict whether or when new fiscal, monetary and exchange policies will be adopted by the Brazilian government, or even whether such policies will in fact affect the country’s economy, operations, financial condition or our results.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Economic and political crises in Brazil may have a material adverse effect on our business, operations and financial condition.

Brazil has been affected by economic instability caused by different economic and political events in recent years, causing a decrease in gross domestic product and affecting supply (investment levels and increase in the use of technology in production, among others) and demand (employment levels and income, among others). As a result, the uncertainty over the Brazilian government’s ability to achieve the economic reforms necessary to improve the deterioration of the public accounts and the economy in general has led to a reduction in market confidence in the Brazilian economy and aggravated the domestic political environment. The Brazilian economy is still influenced by government policies and actions that, if not successful or well implemented, may affect the operations and financial performance of companies, including ours. In the past few years, the Brazilian political environment experienced intense instability due principally to the exposure of a corruption scheme involving various politicians, including highly-ranked politicians, which led to the impeachment of the former president of Brazil and lawsuits against her successor and others. In October 2022, Brazil held elections for President, senators, federal deputies and state deputies. The leading candidates in the Presidential race were incumbent Jair Bolsonaro and former President Luiz Inácio Lula da Silva, representing distinctly opposing political ideologies. Former President Luiz Inácio Lula da Silva was elected President. Post-election unrest could lead to high volatility in Brazilian financial markets, and uncertainty regarding political developments and the policies the Brazilian federal government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on businesses operating in Brazil, including ours. Political and economic instabilities may result in a negative perception of the Brazilian economy and an increase in the volatility of the Brazilian capital markets, which can also adversely affect our business and our common shares. Any recurrent economic instability and political uncertainty may adversely affect our business and have a material adverse effect on us.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth JBS S.A.’s consolidated loans and financings and total capitalization as of December 31, 2021 derived from JBS S.A.’s consolidated balance sheet as of December 31, 2021:

•	on an actual historical basis;

•

as adjusted to give effect to the (1) Offerings and Refinancings and (2) Proposed Transaction as if it had been completed on December 31, 2021, including the payment of the Cash Dividend in the aggregate amount of R$     (based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding).

You should read this table in conjunction with “Summary—Summary Historical Financial Data.” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Material Indebtedness” and JBS S.A.’s audited financial statements, which are included elsewhere in this prospectus.

	As of December 31, 2021
	Actual		As Adjusted
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Loans and financings:
Total current loans and financings	2,134.8	11,914.3

Total non-current loans and financings	14,442.5	80,603.8

Total loans and financing	16,577.3	92,518.1

Equity:
Share capital – JBS S.A.:
Common shares, no par value (2,373,866,570 issued and outstanding shares)	4,224.4	23,576.2
Share capital – JBS N.V.:
Class A common shares, par value €0.01 per share ( issued and outstanding shares) (2)	—	—
Class B common shares, par value €0.10 per share ( issued and outstanding shares)	—	—
Capital reserve	(69.1)	(385.9)
Other reserves	7.9	44.0
Profit reserves	1,872.0	10,447.8
Accumulated other comprehensive income	1,870.1	10,437.2
Attributable to company shareholders	7,905.3	44,119.3
Attributable to non-controlling interest	658.9	3,677.4

Total equity	8,564.2	47,796.7

Total capitalization (3)	25,141.5	140,314.8

(1)

Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.581 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2021, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.

(2)	Pertains to the JBS N.V. Class A Common Shares underlying the JBS N.V. BDRs to be issued in connection with the Proposed Transaction.
(3)

Total capitalization is the sum of total loans and financings and total equity. There is no standard definition of total capitalization, and JBS S.A.’s definition of total capitalization may not be comparable to those used by other companies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

PER SHARE, DIVIDEND AND MARKET PRICE DATA

Per Share Data

The following table set forth, for each of the periods indicated, certain per share data of JBS S.A. on a historical basis and JBS N.V. on a pro forma basis. The pro forma per share data gives effect to the Proposed Transaction as it had occurred on January 1, 2020. This data has been derived from, and should be read together with JBS S.A.’s audited financial statements.

This pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the Proposed Transaction been completed during the periods presented, nor are they necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. You should not rely on the pro forma information as being indicative of the historical results that would have occurred or the future results that we will experience after the Proposed Transaction. We may have performed differently had the Proposed Transaction occurred prior to the periods presented.

	As of and for the year ended December 31,
	2021 (1)	2021	2020
	(in US$, except as otherwise indicated)	(in Brazilian reais, except as otherwise indicated)
JBS S.A. (Historical)
Net income attributable to company shareholders (in millions of US$ or R$)	3,670.7	20,486.6	4,598.3
Weighted average common shares outstanding:
Basic and diluted (2)	2,479,190,279	2,479,190,279	2,655,093,897
Earnings per share:
Basic and diluted (3)	1.48	8.26	1.73
Total equity (in millions of US$ or R$)	8,564.2	47,796.7	43,544.2
Common shares outstanding	2,373,866,570	2,373,866,570	2,623,373,646
Book value per share (4)	3.61	20,13	16.60

JBS N.V. (Pro forma)
Pro forma net income attributable to company shareholders (in millions of US$ or R$)	3,670.7	20,486.6	4,598.3
Pro forma weighted average common shares outstanding:
Basic and diluted (5)	1,239,595,139	1,239,595,139	1,327,546,948
Pro forma earnings per share:
Basic and diluted (6)	2.96	16.53	3.46
Pro forma total equity (in millions of US$ or R$)	8,564.2	47,796.7	43,544.2
Pro forma common shares outstanding (7)	1,186,933,285	1,186,933,285	1,311,686,823
Pro forma book value per share (8)	7.22	40.27	33.20

(1)

Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.581 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2021, as reported by the Brazilian Central Bank. The Brazilian real/U.S. dollar exchange rate should not be construed as implying that the Brazilian real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date. These U.S. dollar amounts have not been audited.

(2)

The difference between the historical basic and diluted weighted average number of JBS S.A. Common Shares outstanding is immaterial. For more information about the historical basic and diluted weighted average number of JBS S.A. Common Shares outstanding, see note 24 to JBS S.A.’s audited financial statements, which are included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(3)	Calculated by dividing (i) net income (loss) during the period attributable to company shareholders by (ii) the weighted average number of JBS S.A. Common Shares outstanding.
(4)	Calculated by dividing (i) total equity by (ii) the number of JBS S.A. Common Shares outstanding.
(5)

Calculated by dividing (i) the historical weighted average number of JBS S.A. Common Shares outstanding by (ii) two, to reflect the expectation that holders of JBS S.A. Common Shares will receive one JBS N.V. BDR for every two JBS S.A. Common Shares held, excluding common shares purchased and held as treasury shares.

(6)

Calculated by dividing (i) pro forma net income (loss) during the period attributable to company shareholders by (ii) the pro forma weighted average number of common shares outstanding calculated as described in footnote (5) above.

(7)

Calculated by dividing (i) the number of JBS S.A. Common Shares outstanding by (b) two, to reflect the expectation that for holders of JBS S.A. Common Shares will receive one JBS N.V. BDR for every two JBS S.A. Common Shares held.

(8)	Calculated by dividing (i) pro forma total equity by (ii) the pro forma number of common shares outstanding calculated as described in footnote (7) above.

Historical Dividend Data

JBS N.V.

Since its incorporation on October 9, 2019, the issuer has not declared or paid any dividends. For more information about the issuer’s dividend policy expected to be in place on the Closing Date, see “Description of Share Capital—Dividend Rights.”

JBS S.A.

JBS S.A.’s bylaws require the payment of dividends of at least 25% of the annual net income attributable to company shareholders calculated in accordance with Brazilian law. JBS S.A. recognizes a liability at year-end for the minimum unpaid yearly dividend amount up to the limit of the mandatory minimum dividend. Dividends payables are recognized as a liability at December 31 of each year.

The table below sets forth the dividends distributed and dividends per share for the periods indicated:

	For the year ended December 31,
	2021	2020
Dividends distributed (in millions of R$)	4,884.8	2,511.1
Number of outstanding shares (common shares)	2,244,801,870	2,511,135,770
Dividends per share (in R$)	2.18	1.00

For more information about the comparative dividend policies of JBS N.V. and JBS S.A., see “Description of Share Capital—Comparison of the Rights of Holders of JBS N.V. Shares and JBS S.A. Common Shares—Dividends.”

Historical Per Share Market Data

JBS N.V.

JBS N.V.’s common shares are not listed on any stock exchange and are not traded in an organized market. Therefore, no historical market data is available.

JBS S.A.

The principal trading market for the JBS S.A. Common Shares is the B3, where they are traded under the symbol “JBSS3.” The JBS S.A. Common Shares began trading on the B3 on March 29, 2007. On December 4, 2008, the JBS S.A. ADSs began trading on the OTCQX market in the United States under the symbol “JBSAY.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The table below sets forth the high and low closing sales prices and the approximate average daily trading volume for the JBS S.A. Common Shares on the B3 and the high and low closing sales prices and the approximate average daily trading volume for the JBS S.A. ADSs on the OTCQX market for the periods indicated. The closing prices per share of the JBS S.A. Common Shares on the B3 and the JBS S.A. ADSs on the OTCQX on , 2023 (the date preceding the public announcement of the Proposed Transaction) were R$         and US$        , respectively.

	B3			OTCQX
	Closing Price per JBS S.A. Common Share		Average Daily Trading Volume	Closing Price per JBS S.A. ADS		Average Daily Trading Volume
	High	Low		High	Low
	(in Brazilian reais)		(in number of shares)	(in U.S. dollars)		(in number of ADSs)
2018	12.20	8.14	8,640,608	6.41	4.33	130,713
2019	33.20	12.04	11,449,189	15.96	6.40	126,075
2020	30.09	16.75	18,483,846	14.21	6.45	178,849
2021	39.05	23.41	12,781,412	14.20	8.82	92,931
2022	39.03	20.24	8,975,527	16.69	7.72	154,359
2020
First Quarter	30.09	16.75	18,667,358	14.21	6.45	225,006
Second Quarter	25.25	19.00	20,219,321	9.59	7.26	221,896
Third Quarter	24.61	20.36	16,915,815	9.03	7.28	127,754
Fourth Quarter	24.06	19.11	18,232,702	9.36	6.78	142,856
2021
First Quarter	30.28	23.41	14,357,573	10.50	8.82	85,346
Second Quarter	35.46	28.11	12,611,776	12.97	10.59	111,185
Third Quarter	37.38	28.62	12,509,805	13.82	10.95	97,900
Fourth Quarter	39.05	33.41	11,688,472	14.20	11.81	77,223
2022
First Quarter	38.68	33.87	10,453,674	15.93	12.59	190,861
Second Quarter	39.03	31.59	9,572,194	16.69	12.10	99,867
Third Quarter	33.18	25.12	7,608,755	12.64	9.36	103,624
Fourth Quarter	27.80	20.24	8,323,095	10.50	7.72	223,602
Most Recent Six Months
July 2022	33.18	29.63	6,345,857	12.64	10.87	98,952
August 2022	32.46	29.39	8,570,822	12.54	11.41	91,605
September 2022	29.14	25.12	7,817,962	11.28	9.36	121,238
October 2022	26.01	24.24	8,487,635	10.01	9.11	95,282
November 2022	27.80	22.05	8,401,280	10.50	8.26	193,290
December 2022	22.22	20.24	8,091,929	8.55	7.72	395,881

Source: Bloomberg

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A. GENERAL MEETING

JBS N.V. is providing this prospectus to JBS S.A. Shareholders in advance of the JBS S.A. General Meeting that JBS S.A. will be called for the purpose of approving the Proposed Transaction. This prospectus contains information that you need to know about the Proposed Transaction and the proposals to be voted on at the JBS S.A. General Meeting, in order to be able to vote or instruct your vote, as applicable, at the JBS S.A. General Meeting.

Date, Time and Place of the JBS S.A. General Meeting

The JBS S.A. General Meeting to consider the Proposed Transaction is scheduled to be held on                 , 2023 at:                  a.m./p.m. (São Paulo time) at JBS S.A.’s headquarters, in the City of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º andar, CEP 05118-100.

Agenda of the JBS S.A. General Meeting

The JBS S.A. General Meeting will consider and vote on the following matters:

(1) the Merger of Shares, including ancillary matters, such as the Merger of Shares Protocol and related valuation reports, as further discussed under “Related Party Transactions—Transaction Documents—Merger of Shares Protocol”;

(2) the Delisting; and

(3) the Cash Dividend.

If any of the matters above are not approved, the Proposed Transaction will not be concluded.

Quorum for Installation

The JBS S.A. General Meeting will be installed on first call if attended by shareholders representing collectively 1/4 of the outstanding capital stock of JBS S.A. If the attendance requirement is not met for the JBS S.A. General Meeting on first call, the JBS S.A. General Meeting will be reconvened at a date and time at least eight calendar days after the date and time scheduled for the JBS S.A. General Meeting on first call. The JBS S.A. General Meeting may be installed on second call with any percentage of holders present at the meeting following the second call. Although the controlling shareholders will be counted for quorum purposes to install the JBS S.A. General Meeting and the shares held by our controlling shareholders will be sufficient to establish a quorum, the JBS S.A. General Meeting will not be held if no non-controlling shareholders participate because the Proposed Transaction cannot be approved without participation by non-controlling shareholders. As described below under “—Required Vote,” all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting.

Required Vote

(1) Merger of Shares. The Merger of Shares and ancillary matters, such as the Merger of Shares Protocol and related valuation reports, as described above under the caption “—Agenda of the JBS S.A. General Meeting,” require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares.

(2) Delisting. The Delisting requires the affirmative vote of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. Accordingly, our controlling shareholders will not be entitled to vote on this matter.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(3) Cash Dividend. The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting.

Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. A majority of the JBS S.A. Free Float Outstanding represents approximately 25% of the total issued and outstanding JBS S.A. Common Shares as of December 31, 2022. However, since certain matters being voted on at the JBS S.A. General Meeting (such as the Merger of Shares) must be approved by a majority of the total outstanding JBS S.A. Common Shares, it is possible that the Proposed Transaction may be approved by non-controlling shareholders representing as little as 1.2% of the total JBS S.A. Common Shares issued and outstanding (which combined with the 48.83% of the issued and outstanding JBS S.A. Common Shares held by our controlling shareholders as of December 31, 2022 amount to a majority of the JBS S.A. Common Shares outstanding). See “Risk Factors— Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.”

Our controlling shareholders, who held 48.83% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters.

The directors and executive officers of JBS S.A. collectively hold less than 1% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022. One of the directors of JBS S.A., José Batista Sobrinho, is the father of our ultimate controlling shareholders.

Shareholders Entitled to Attend the JBS S.A. General Meeting and to Vote

JBS S.A. Shareholders on the date of the JBS S.A. General Meeting are entitled to attend the JBS S.A. General Meeting and vote on the items set forth on the agenda, as long as they have timely provided the appropriate documentation required by JBS S.A. at the time of the call notice to the JBS S.A. General Meeting, which required documentation will be set out in the notice of the JBS S.A. General Meeting and/or in the documents relating thereto. There is no record date for purposes of determining direct JBS S.A. Shareholders entitled to attend the JBS S.A. General Meeting or to vote. JBS S.A. Shareholders wishing to authorize a proxy to vote their JBS S.A. Common Shares may do so by following the instructions which will be available in the notice of the JBS S.A. General Meeting and/or in the documents relating thereto. To be valid, the proxy must be appointed less than one year before the JBS S.A. General Meeting. For legal entities that hold JBS S.A. Common Shares, any proxy duly constituted in accordance with applicable law and such legal entities’ corporate documents may represent the shareholder at the JBS S.A. General Meeting. However, an investment fund must be represented by its investment fund officer. For individuals who hold JBS S.A. Common Shares, the proxy must be either a shareholder, an executive officer or board member of JBS S.A., a lawyer or a financial institution.

To participate in the JBS S.A. General Meeting you will need to review the information included on the notice of the JBS S.A. General Meeting and in the documents relating thereto.

No Solicitation of Proxies from JBS S.A. Shareholders

Please note that this document is not a proxy or solicitation of votes for the JBS S.A. General Meeting or any shareholders’ meeting of JBS S.A., HoldCo or a general meeting of shareholders of JBS N.V. that will be held in connection with the Proposed Transaction.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Manner of Voting

JBS S.A. Shareholders may exercise their voting rights at the JBS S.A. General Meeting by voting in person or by proxy during the meeting or by using distance vote ballots (boletim de voto a distância). In such ballots shareholders convey their vote to JBS S.A. directly or their voting instructions for the completion of the ballot of remote vote through the respective custodian agents, in case they provide said services.

The service of collection and transmission of instructions and completion of vote may also be provided by Banco Bradesco S.A., bookkeeping agent of the stocks issued by JBS S.A.

JBS S.A. Shareholders are allowed to exercise their voting rights by means of the distance vote ballots directly and by sending the identification documents to JBS S.A. (ri@jbs.com.br).

The distance vote ballots, accompanied by the respective documentation, shall be considered solely in case they are received by JBS S.A., in order, within up to seven days before the date of the JBS S.A. General Meeting. According to the provisions set forth in CVM regulations, JBS S.A. shall inform JBS S.A. Shareholders whether the documents received are sufficient so that the vote is considered valid, or the procedures and terms for possible rectification or resend, as necessary.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

THE PROPOSED TRANSACTION

The following is a description of the material aspects of the Proposed Transaction. This section does not purport to be complete and may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the full text of the Merger of Shares Protocol, forms of which are included as exhibits to the registration statement of which this prospectus is a part, for a more complete understanding of the Proposed Transaction. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol. In addition, important business and financial information about each of JBS N.V. and JBS S.A. is included in this prospectus and exhibits to the registration statement of which this prospectus is a part.

Overview

The Proposed Transaction is part of a proposed corporate reorganization of the JBS Group (the “Restructuring”) with the purpose of listing shares on the NYSE that represent equity of JBS N.V. Currently, JBS S.A. Common Shares are listed on the B3 and JBS S.A. ADSs trade over-the-counter in the U.S. Upon completion of the Proposed Transaction, we expect to list JBS N.V. Class A Common Shares on the NYSE, to list JBS N.V. BDRs on the B3 and to delist JBS S.A. Common Shares from the B3. In addition, the JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting. See “—JBS S.A. ADS Program” for additional information regarding the treatment of JBS S.A. ADS Holders in the Proposed Transaction.

JBS B.V. is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands. Prior to the Closing Date, JBS B.V. will be converted into a public limited liability company (naamloze vennootschap) under Dutch law, with the name “JBS N.V.” As of December 31, 2022, the issuer was a wholly-owned subsidiary of JBS S.A. and had no revenues or business operations or material assets, liabilities or contingencies. JBS S.A. intends to transfer the issuer to J&F prior to the first step of the Restructuring.

As the first step in the Restructuring, prior to the Closing Date, JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. On             ,2023, our controlling shareholders entered into a binding and unconditional agreement with JBS N.V., HoldCo and LuxCo pursuant to which: (1) JBS S.A.’s controlling shareholders will contribute all of their JBS S.A. Common Shares to LuxCo in exchange for shares of LuxCo, as a result of which LuxCo will be wholly owned by JBS S.A.’s controlling shareholders; (2) immediately thereafter, LuxCo will transfer all of its shares of JBS S.A. to JBS N.V. in exchange for                 JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to HoldCo in exchange for common shares of HoldCo. As a result of this step, JBS N.V. will, through HoldCo, indirectly hold the shares of JBS S.A. that are currently held directly by our controlling shareholders. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. This step will be subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption, which will result in each JBS S.A. shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our controlling shareholders (held indirectly, through LuxCo) will increase substantially in relation to our non-controlling shareholders.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Immediately following the first step in the Restructuring and conversion of JBS B.V. into JBS N.V., our corporate structure will be the following (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022):

The Proposed Transaction is the second and final step in the Restructuring. The completion of the Proposed Transaction is expected to occur on or about                  business days after the JBS S.A. General Meeting and the HoldCo General Meeting, subject to the satisfaction of certain conditions described in this prospectus. The Proposed Transaction will consist of the three steps below:

•

Merger of Shares. Subject to approval at the JBS S.A. General Meeting, on the Closing Date, the Merger of Shares will be implemented through an incorporação de ações under the Brazilian Corporation Law. Pursuant to the Merger of Shares, each JBS S.A. Common Share issued and outstanding on the Last Trading Day that is not held by HoldCo will be automatically contributed for its book value into HoldCo in exchange for a certain number of HoldCo Redeemable Shares, determined pursuant to the Exchange Ratio, and JBS S.A. will become a wholly-owned subsidiary of HoldCo. The HoldCo Redeemable Shares are mandatorily redeemable for JBS N.V. BDRs.

•

Redemption. Immediately after the Merger of Shares is approved at JBS S.A. General Meeting, JBS N.V., as sole shareholder of HoldCo, will approve at the HoldCo General Meeting the redemption of all of the HoldCo Redeemable Shares and deliver to each holder thereof one JBS N.V. BDR for every one HoldCo Redeemable Share held. If such holder wants to receive the underlying JBS N.V. Class A Common Shares, the JBS N.V. BDRs may be cancelled at any time, and from time to time, on or after about two business days after the Closing Date.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•

Cash Dividend. Subject to approval at the JBS S.A. General Meeting, all JBS S.A. Shareholders (including our controlling shareholders) who hold JBS S.A. Common Shares on the date of the JBS S.A. General Meeting will be entitled to receive a Cash Dividend of R$     per JBS S.A. Common Share held. The aggregate amount of the Cash Dividend is R$    , based on 2,218,116,370 JBS S.A. Common Shares issued and outstanding. The Cash Dividend will be paid within                  business days after the Closing Date.

Immediately following the completion of the Proposed Transaction, our corporate structure will be the following (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022):

In connection with the Proposed Transaction, HoldCo may be required to withhold and collect Brazilian taxes imposed on capital gains assessed, if any, due by certain non-Brazilian JBS S.A. Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014 (“4,373 Holders”). In order to determine whether any withholding will be required, each 4,373 Holder must report, through its Brazilian custodian or broker dealer, certain information relating to such 4,373 Holder’s historical cost and tax domiciliation. Such information must be provided after the JBS S.A. General Meeting, in accordance with the procedures that will be publicly announced prior to the date of the JBS S.A. General Meeting. If HoldCo determines based on such information that withholding will be required, or if such 4,373 Holder fails to provide

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

such information, HoldCo has the right, at its sole discretion, to: (1) deduct any amount required to be withheld by HoldCo from the Cash Dividend payable by JBS S.A. to such 4,373 Holder; and (2) retain JBS N.V. BDRs which such 4,373 Holder is entitled to receive, in an amount sufficient to generate cash payment sufficient to cover any required tax withholding, and HoldCo will retain such amount upon sale of such BDRs. See “Material Tax Considerations—Material Brazilian Tax Considerations.”

Immediately following the completion of the Proposed Transaction:

•	JBS S.A. will be an indirect wholly owned subsidiary of JBS N.V.

•	The business conducted by the JBS Group will be the same as prior to the Proposed Transaction.

•	You will become a shareholder of JBS N.V. (initially through the holding of JBS N.V. BDRs, which can be cancelled to allow direct interest in JBS N.V. through holding JBS N.V. Class A Common Shares).

•

The shareholders of JBS N.V. will be the same as the shareholders of JBS S.A. on the Last Trading Day, and on the Closing Date, our controlling shareholders will (indirectly, through LuxCo) hold a number of JBS N.V. Class B Common Shares that represents the same economic interest in JBS N.V. as our controlling shareholders have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to shareholders of JBS S.A. resulting from the Merger of Shares and the Redemption. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders JBS N.V.), the voting power of the ultimate controlling shareholders will increase from 48.83% to 90.52% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022).

•

Our ultimate controlling shareholders will continue to control the JBS Group’s business through the indirect ownership of JBS N.V. Class B Common Shares representing 90.52% of the voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022), which represents an increase in their aggregate voting power from the 48.83% voting power in JBS S.A. they held as of December 31, 2022.

Currently, JBS S.A. Common Shares are listed on the B3. Upon completion of the Proposed Transaction, we expect to list JBS N.V. Class A Common Shares on the NYSE and to list JBS N.V. BDRs on the B3. Upon completion of the Proposed Transaction, the JBS S.A. Common Shares will no longer be listed on the B3 or any other exchange. JBS S.A. will become a wholly owned subsidiary of HoldCo.

Upon completion of the Proposed Transaction, our controlling shareholders will own (indirectly, through LuxCo) all of the issued and outstanding JBS N.V. Class B Common Shares, which will represent a majority of the voting power in the general meeting of shareholders of JBS N.V., and will effectively control all matters requiring shareholder approval. Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022, our controlling shareholders will (indirectly, through LuxCo) hold 48.83% of the then-outstanding JBS N.V. Common Shares and 90.52% of the aggregate voting power in JBS N.V, which represents an increase in their aggregate voting power from the 48.83% voting power in JBS S.A. they held as of December 31, 2022. The exact percentage of the then-outstanding JBS N.V. shares and aggregate voting power in JBS N.V. that will be held (indirectly) by our controlling shareholders upon completion of the Proposed Transaction will depend on the percentage of JBS S.A. shares that they hold on the Last Trading Day.

The charts above do not contain JBS S.A.’s subsidiaries. For a complete chart containing JBS S.A.’s subsidiaries, see “Information about JBS S.A.—Corporate Structure.”

Exchange Ratio

The Exchange Ratio means the number of HoldCo Redeemable Shares that each JBS S.A. Shareholder (excluding HoldCo) will receive per JBS S.A. Common Share in consideration for the Merger of Shares. The

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Exchange Ratio has been established so that each JBS S.A. Shareholder (excluding HoldCo) receives, upon completion of the Proposed Transaction, one JBS N.V. BDR for every two JBS S.A. Common Shares that it holds. On the Closing Date, JBS S.A. Shareholders (excluding HoldCo) will receive one HoldCo Redeemable Share for every two JBS S.A. Common Shares it holds on the Last Trading Day. Immediately thereafter, each HoldCo Redeemable Share will be redeemed in exchange for one JBS N.V. BDRs. This will result in each JBS S.A. Shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption.

Opening Price

The opening price of the JBS N.V. BDRs on the B3 will be equivalent to the closing price of the JBS S.A. Common Shares on the Last Trading Day, as adjusted by the Exchange Ratio. We expect that the opening price of the JBS N.V. Class A Common Shares on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for the JBS N.V. Class A Common Shares. However, prior to the opening trade, there will not be a price at which underwriters initially sell the JBS N.V. Class A Common Shares to the public as there would be in a traditional underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by the NYSE from various broker-dealers. Consequently, upon listing on the NYSE, the public trading price of the JBS N.V. Class A Common Shares may be more volatile than in a traditional underwritten initial public offering and could decline significantly and rapidly. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—There is no existing market for JBS N.V. Class A Common Shares or JBS N.V. BDRs, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of JBS N.V. Class A Common Shares or JBS N.V. BDRs fluctuates after completion of the Proposed Transaction, you could lose a significant part of your investment.”

Treatment of Fractional JBS N.V. BDRs

Following the Closing Date, any fractional JBS N.V. BDRs attributed to JBS S.A. Shareholders resulting from the Merger of Shares and the Redemption will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of the fractional JBS N.V. BDRs will be distributed on a pro rata basis to the former JBS S.A. Shareholders who contributed their JBS S.A. Common Shares to HoldCo in the Merger of Shares. Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. Shareholders in connection with the Proposed Transaction.

Receiving JBS N.V. Class A Common Shares

Holders of JBS S.A. Common Shares on the Last Trading Day shall initially receive JBS N.V. BDRs in connection with the Proposed Transaction because, pursuant to the rules of the B3, they are required to receive a Brazilian security in connection with the Merger of Shares and the Redemption. However, at any time, and from time to time, on or after about two business days after the Closing Date, a holder of JBS N.V. BDRs that wants to receive JBS N.V. Class A Common Shares may request the cancellation of all or a portion of its JBS N.V. BDRs by: (1) instructing its broker or custodian operating in Brazil to cancel its JBS N.V. BDRs with the JBS N.V. BDR Depositary Bank; and (2) delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the JBS N.V. BDR Deposit Agreement. The cancellation instruction to the broker or custodian must include an appropriate brokerage account outside of Brazil to receive the underlying JBS N.V. Class A Common Shares.

The Merger of Shares Protocol

In connection with the Proposed Transaction, we will enter into the Merger of Shares Protocol, as further described below.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) is a document prepared pursuant to Articles 224, 225 and 252 of the Brazilian Corporation Law, which the managements of JBS S.A. and HoldCo will each submit for approval at their respective special meetings of shareholders and which provides the shareholders with information on the terms, conditions and reasoning for the approval of the Merger of Shares contemplated by the Proposed Transaction. The terms and conditions of the Proposed Transaction are contained in the Merger of Shares Protocol are described in this prospectus, and an English translation of the Merger of Shares Protocol is included as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the Merger of Shares Protocol carefully. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol.

The Merger of Shares Protocol also establishes the justification presented by the managements of JBS S.A. and HoldCo, explaining the reasons why the Proposed Transaction is beneficial and meets the best interest of the shareholders.

Purpose of the Proposed Transaction

The purpose of the Proposed Transaction is to create a corporate structure that allows us to better reflect our global presence and diverse international operations and implement our growth strategy, which we expect will allow us to improve our rating indices and maximize shareholder value. As an NYSE-listed company, we expect to improve our access to funding sources and enhance our ability to raise financing to support our operations and fund growth, as well as lower our cost of capital.

Set forth below are significant factors our management considered when designing and selecting the structure of the Proposed Transaction.

Why the Netherlands?

In connection with the Proposed Transaction, the JBS Group’s parent company will be a Dutch holding company. In selecting the new location for its parent company, management considered the strategic geographic and logistical position of the Netherlands within the JBS Group’s global operations. The JBS Group already operates business in the Netherlands through the trading of poultry and pork from Brazil, USA and Mexico, having a physical presence in the country for more than twenty years. We further believe that the Netherlands would be an appropriate jurisdiction for JBS N.V. given that, among other things, (i) the Netherlands is a jurisdiction with political and financial stability, strong tax policy and currency, offers a well-developed legal regime and established infrastructure that is well suited to facilitate our business operations, (ii) Dutch company law allows for a tailor-made corporate structure that fully aligns with our ownership structure while ensuring due observance of stakeholder interests, and (iii) the Netherlands has a strong bilateral investment and tax treaty network and has historically been an important hub for international companies. Finally, the annual cost of maintaining a listed Dutch vehicle is lower comparable to other well-established jurisdictions.

Why a dual class structure?

In the first step in the Restructuring, prior to the Proposed Transaction, our controlling shareholders will transfer their JBS S.A. Common Shares to JBS N.V. in exchange for JBS N.V. Class B Common Shares. In the second step in the Restructuring, which includes our Proposed Transaction, JBS S.A.’s minority shareholders will receive BDRs representing JBS N.V. Class A Common Shares (see “—Why BDRs?”).

The shareholders of JBS N.V. will be the same as the shareholders of JBS S.A. on the Last Trading Day, and on the Closing Date, our controlling shareholders will (indirectly, through LuxCo) hold a number of JBS N.V. Class B Common Shares that represents the same economic interest in JBS N.V. as our controlling shareholders have in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to shareholders of JBS S.A. resulting from the Merger of Shares and the Redemption.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V. (each JBS N.V. Class A Common Share is entitled to one vote at a general meeting of shareholders of JBS N.V. and each JBS N.V. Class B Common Share is entitled to 10 votes at a general meeting of shareholders of JBS N.V.), the voting power of the ultimate controlling shareholders will increase from 48.83% to 90.52% (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022).

We believe that the proposed dual class structure is imperative to allow our company access to a cost-effective and readily available source of financing through the equity capital markets that is currently unavailable to JBS S.A. as a result of JBS S.A.’s single class structure. Currently, management proposals that require equity financing and would result in the dilution of our controlling shareholders depend on the approval of such proposals by our controlling shareholders at a general meeting of shareholders, and our controlling shareholders may not vote favorably for such proposals if such proposals would result in a loss of control. A dual-class structure, with our controlling shareholders holding high voting shares, would make it easier for our controlling shareholders to approve such proposals.

In addition, we believe that our ultimate controlling shareholders bring a long-term vision for our company that is grounded on past growth and success and ensuring our controlling shareholders’ long-term commitment and active participation is vital to safeguarding the long-term stability of our strategy and ensuring long-term value creation for all of our stakeholders, including our shareholders. For more information about the leadership of the Batista family and our company’s growth over the past 70 years, see “Information about JBS S.A.—History and Development.”

The Merger of Shares and ancillary matters, such as the Merger of Shares Protocol and related valuation reports, as described under the caption “JBS S.A. General Meeting—Agenda of the JBS S.A. General Meeting,” require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares. The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting. In addition, holders of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting must approve the Delisting. For more information about the percentage of shareholders required to approve each matter being voted upon at the JBS S.A. General Meeting, see “JBS S.A. General Meeting—Required Vote.” Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.” Our controlling shareholders, who held 48.83% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters.

Why BDRs?

Holders of JBS S.A. Common Shares on the Last Trading Day shall initially receive JBS N.V. BDRs in connection with the Proposed Transaction because, pursuant to the rules of the B3, they are required to receive a Brazilian security in connection with the Merger of Shares and the Redemption. However, at any time, and from time to time, on or after about two business days after the Closing Date, a holder of JBS N.V. BDRs that wants to receive JBS N.V. Class A Common Shares may request the cancellation of all or a portion of its JBS N.V. BDRs. See “—Receiving JBS N.V. Class A Common Shares.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Why HoldCo?

We structured the Proposed Transaction to include the intermediate steps involving HoldCo because under Brazilian law, a merger of shares (incorporação de ações), in which the merged company retains its legal identity, is only permitted between two Brazilian companies. Accordingly, the Proposed Transaction could not be implemented as a merger of shares directly between JBS S.A. (a Brazilian corporation) and JBS N.V. (a Dutch public limited liability company). As an alternative to the merger of shares, a full legal cross-border merger (incorporação) of JBS S.A. into JBS N.V. is not permitted under Dutch Law since JBS N.V. can only legally merge with an entity governed by the laws of a European Union or European Economic Area member state, which does not apply to HoldCo. Even if permitted, such merger would be unadvisable because upon its implementation, JBS S.A. would cease to exist. In such case, a large amount of human and financial resources and time would be required to implement the merger, including the succession of JBS S.A. by JBS N.V. under all of JBS S.A.’s existing agreements (financial, commercial and otherwise), permits and authorizations. This cost and time expenditure is avoided in the merger of shares structure contemplated by the Proposed Transaction, which preserves JBS S.A. as an existing entity.

Why LuxCo?

As the first step in the Restructuring, prior to the Closing Date, JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. On            , 2023, our controlling shareholders entered into a binding and unconditional agreement with JBS N.V., HoldCo and LuxCo pursuant to which: (1) JBS S.A.’s controlling shareholders will contribute all of their JBS S.A. Common Shares to LuxCo in exchange for shares of LuxCo, as a result of which LuxCo will be wholly owned by JBS S.A.’s controlling shareholders; (2) immediately thereafter, LuxCo will transfer all of its shares of JBS S.A. to JBS N.V. in exchange for JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to HoldCo in exchange for common shares of HoldCo. As a result of this step, JBS N.V. will, through HoldCo, indirectly hold the shares of JBS S.A. that are currently held directly by our controlling shareholders.

We structured the first step of the Restructuring to include LuxCo for the following reasons. First, the intermediate step involving LuxCo is tax neutral for holders of both JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares. For JBS N.V., the contribution of shares of JBS S.A. by a European Union company such as LuxCo, as opposed to by JBS S.A.’s controlling shareholders, in JBS N.V. results in an intra-EU share transfer of JBS S.A.’s shares and solidifies the recognition of the contribution of the shares of JBS S.A. on JBS N.V.’s tax balance sheet for Dutch tax purposes. Moreover, LuxCo allows the controlling shareholders to concentrate their current participations at JBS S.A. in a single vehicle that will hold JBS N.V. Class B Common Shares, solidifying the controlling shareholder’s corporate governance and facilitating the exercise of voting rights at general meetings of shareholders of JBS N.V.

Other considerations

In selecting the structure of the Proposed Transaction, our management also considered various negative aspects of the transaction, including:

•

Risks relating to our dual-class structure. Our dual-class structure may result in a lower or more volatile market price of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs or in adverse publicity or other adverse consequences, including the inability of companies with multiple equity classes to be included in certain indices, such as the S&P 500. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The difference in the voting rights of the JBS N.V. Class A Common Shares and the JBS N.V. Class B Common Shares may harm the value and liquidity of the JBS N.V. Class A Common Shares.”

•	Implementation costs. We expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

and accounting services fees related to the Proposed Transaction. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs— Failure to conclude the Proposed Transaction after approval at JBS S.A. Shareholders’ Meeting may adversely affect the market price of JBS S.A. Common Shares.”

•

Compliance costs. Following the Proposed Transaction, JBS N.V. will become a public reporting company in the United States and Brazil and will be subject to reporting, disclosure control and other applicable obligations under the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC, the NYSE, the CVM and the B3. As a result, we will incur higher legal, accounting and other expenses than before, and these expenses may increase even more in the future. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—Following the Proposed Transaction JBS N.V. will become a U.S. public reporting company subject to U.S. financial reporting rules and regulations and other requirements of the SEC. Our accounting and other management systems and resources may not be immediately prepared to meet these requirements, which may strain our resources.”

Despite these challenges, our management has chosen to proceed with the Proposed Transaction in its current form because it believes that, on balance, the benefits to our company and investors of the Proposed Transaction, including a U.S. listing, should outweigh the risks and costs.

Corporate Approvals

The board of directors of JBS S.A. must approve the Proposed Transaction. We expect that the board of directors of JBS S.A. will meet to approve the Proposed Transaction on                 , 2023.

The completion of the Proposed Transaction is also subject to the approval of JBS S.A. Shareholders at the JBS S.A. General Meeting. The Merger of Shares and ancillary matters, such as the Merger of Shares Protocol and related valuation reports, as described under the caption “JBS S.A. General Meeting—Agenda of the JBS S.A. General Meeting,” require the affirmative vote of at least the majority (50% plus 1 share) of the total outstanding JBS S.A. Common Shares. The Cash Dividend requires the affirmative vote of at least the majority (50% plus 1 share) of the outstanding JBS S.A. Common Shares present at the JBS S.A. General Meeting. In addition, holders of at least the majority (50% plus 1 share) of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting must approve the Delisting. For more information about the percentage of shareholders required to approve each matter being voted upon at the JBS S.A. General Meeting, see “JBS S.A. General Meeting—Required Vote.” Although, as described above, the minimum vote requirements to approve the different matters being voted on at the JBS S.A. General Meeting vary, all matters subject to vote at the JBS S.A. General Meeting are conditional upon each other, such that if one matter is not approved, the others will also be rejected. Since the Delisting must be approved by a majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting, the approval of all matters at the JBS S.A. General Meeting will ultimately require approval of the majority of the JBS S.A. Free Float Outstanding present at the JBS S.A. General Meeting. See “Risk Factors— Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The Proposed Transaction may be approved by a small percentage of our non-controlling shareholders.” Our controlling shareholders, who held 48.83% of the issued and outstanding JBS S.A. Common Shares as of December 31, 2022, will be counted for quorum purposes to install the JBS S.A. General Meeting but will only vote in favor of the Merger of Shares (and ancillary matters) and the Cash Dividend if the Delisting is approved and only if the controlling shareholders’ votes are necessary to reach the minimum required affirmative votes. Otherwise, our controlling shareholders will abstain from voting on such matters.

In addition, the Redemption requires the approval of JBS N.V., as sole shareholder of HoldCo, at the HoldCo General Meeting.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Conditions Precedent to the Proposed Transaction

In addition to the necessary corporate approvals, including approval of the Proposed Transaction at the JBS S.A. General Meeting, the material conditions that must be satisfied to complete the Proposed Transaction are set forth below, in chronological order:

Before the JBS S.A. General Meeting is called:

•

The registration statement filed with the SEC on Form F-4 to effect the registration under the Securities Act of the JBS N.V. Class A Common Shares, i.e., the underlying assets of the JBS N.V. BDRs, to be issued and delivered to JBS S.A. Shareholders (of which this prospectus is a part) shall have become effective prior to the date the JBS S.A. General Meeting is called, no stop order suspending the effectiveness of the Form F-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

Before the completion of the Proposed Transaction:

•	JBS N.V. Class A Common Shares shall be approved for listing on the NYSE.

•	JBS N.V. BDRs shall be approved by the CVM and for listing on B3.

•	The Australian Foreign Investment Review Board shall have approved the Proposed Transaction.

None of these conditions may be waived.

Listing of JBS N.V. Shares

We intend to apply to list the JBS N.V. Class A Common Shares on the NYSE under the symbol “JBS.” We will not seek a listing for the JBS N.V. Class B Common Shares or the JBS N.V. Conversion Shares on the NYSE or on any other exchange. Trades in JBS N.V. Class A Common Shares are expected to settle through the facilities of DTC.

Listing of JBS N.V. BDRs

We intend to apply to list the JBS N.V. BDRs on the B3 under the symbol “                .” Trades in JBS N.V. BDRs on the B3 will settle through the facilities of the Central Depositary of the B3.

To permit delivery of JBS N.V. BDRs upon completion of the Proposed Transaction, JBS N.V. will apply for its registration as a foreign issuer in Brazil and for the registration of its BDR Program with the CVM. After the Closing Date, a holder of JBS N.V. Class A Common Shares will be able to deposit its JBS N.V. Class A Common Shares with the JBS N.V. BDR Depositary Bank and receive JBS N.V. BDRs, and a holder of JBS N.V. BDRs will be able to cancel its JBS N.V. BDRs and receive underlying JBS N.V. Class A Common Shares (see “Description of BDRs and Deposit Agreement”). Additionally, in connection with the listing of JBS N.V. BDRs, JBS N.V. expects to apply to have its BDRs classified as Level II BDRs pursuant to Brazilian regulation, in which case JBS N.V. will be required to obtain a registration as a foreign issuer in Brazil before the CVM and, consequently, comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

JBS S.A. ADS Program

The JBS S.A. ADS Program will be terminated prior to the JBS S.A. General Meeting. This means that if you hold JBS S.A. ADSs, you will not be entitled to participate in the JBS S.A. General Meeting unless you surrender your JBS S.A. ADSs in accordance with the provisions of the JBS S.A. ADS Deposit Agreement and receive the underlying JBS S.A. Common Shares prior to the date of the JBS S.A. General Meeting. See “JBS S.A. General Meeting—Shareholders Entitled to Attend the JBS S.A. General Meeting and to Vote.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Pursuant to the provisions of the JBS S.A. ADS Deposit Agreement, JBS S.A. must instruct the JBS S.A. Depositary Bank to give ADS Holders at least 30 days’ notice prior to terminating the JBS S.A. ADS Program. During this 30-day period, JBS S.A. ADS Holders will be entitled to surrender their JBS S.A. ADSs and receive the underlying JBS S.A. Common Shares, subject to payment of the applicable fees and taxes in accordance with the JBS S.A. ADS Deposit Agreement. Following the termination date, the JBS S.A. Depositary Bank will not take any further action with respect to the JBS S.A. ADSs, except collecting dividends and other distributions and selling property as provided in the JBS S.A. ADS Deposit Agreement. Cash will be held by the JBS S.A. Depositary Bank on behalf of JBS S.A. ADS Holders and delivered to such ADS Holders when they validly surrender their JBS S.A. ADSs. Following the termination date, JBS S.A. ADS Holders will not be entitled to vote their JBS S.A. ADSs and the JBS S.A. Depositary Bank will not vote the underlying JBS S.A. Common Shares. With respect to any JBS S.A. ADSs that are not validly surrendered four months following the termination date, the JBS S.A. Depositary Bank may sell the underlying JBS S.A. Common Shares and distribute the net proceeds to JBS S.A. ADS Holders.

We expect to instruct the JBS S.A. Depositary Bank to give ADS Holders the notice of termination with sufficient time to enable JBS S.A. ADS Holders to surrender their JBS S.A. ADSs and receive the underlying JBS S.A. Common Shares. JBS S.A. ADS Holders are urged to contact their brokers and/or the JBS S.A. ADS Depositary Bank for additional information regarding the surrender procedures.

Certain Information on the Ownership and Management of JBS N.V. Following the Proposed Transaction

Ownership of JBS N.V. Following the Proposed Transaction

Upon completion of the Proposed Transaction, shareholder participation in JBS N.V. will be as described in the tables contained in “Principal Shareholders.”

Management of JBS N.V. Following the Proposed Transaction

Upon the completion of the Proposed Transaction, JBS N.V.’s management will be as described in “Management.”

Withdrawal Rights

JBS S.A. Shareholders will not have withdrawal rights (direito de recesso) under the Brazilian Corporation Law.

Accounting Treatment of the Proposed Transaction

As the ultimate controlling shareholders of all entities involved in the transaction are the same immediately prior to and immediately following the Restructuring, the Restructuring will be accounted for as a reorganization under common control. The consolidated operations, assets, liabilities and contingencies of JBS N.V. immediately following the Restructuring will be the same as those of JBS S.A. immediately prior to it and therefore the reorganization will be accounted for on a book value basis – the carrying amounts of JBS S.A.’s consolidated assets and liabilities will be reflected in JBS N.V.’s consolidated financial statements with no fair value adjustments. For more information, see “Presentation of Financial and Other Information—The Restructuring and the Proposed Transaction.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

INFORMATION ABOUT JBS N.V.

The issuer was incorporated on October 9, 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Violet Holdings B.V.” On February 3, 2020, its name was changed to “Swift Foods B.V.” and, on November 17, 2022, its name was changed to “JBS B.V.” Prior to the Closing Date, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “JBS N.V.” As of December 31, 2022, the issuer was a wholly-owned subsidiary of JBS S.A. and had no revenues or business operations or material assets, liabilities or contingencies. JBS S.A. intends to transfer the issuer to J&F prior to the first step of the Restructuring described below.

The JBS Group intends to conduct a corporate reorganization process (the “Restructuring”) which, as described in this prospectus, ultimately aims to migrate the JBS S.A. Shareholders to become shareholders of JBS N.V.

As the first step in the Restructuring, prior to the Closing Date, JBS N.V. will, through a series of transactions, become the indirect controlling shareholder of JBS S.A. On             , 2023, our controlling shareholders entered into a binding and unconditional agreement with JBS N.V., HoldCo and LuxCo pursuant to which: (1) JBS S.A.’s controlling shareholders will contribute all of their JBS S.A. Common Shares to LuxCo in exchange for shares of LuxCo, as a result of which LuxCo will be wholly owned by JBS S.A.’s controlling shareholders; (2) immediately thereafter, LuxCo will transfer all of its shares of JBS S.A. to JBS N.V. in exchange for JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will transfer all of its shares of JBS S.A. to HoldCo in exchange for common shares of HoldCo. As a result of this step, JBS N.V. will, through HoldCo, indirectly hold the shares of JBS S.A. that are currently held directly by our controlling shareholders. Accordingly, JBS N.V. will become the indirect controlling shareholder of JBS S.A. This step will be subject to the same exchange ratio that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption, which will result in each JBS S.A. shareholder on the Last Trading Day receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to shareholders of JBS S.A. resulting from the Merger of Shares and the Redemption. However, since the capital structure of JBS N.V. will differ from that of JBS S.A. as a result of the dual-class structure of JBS N.V., the voting power of our controlling shareholders (held indirectly, through LuxCo) will increase substantially in relation to our non-controlling shareholders.

The second and final step in the Restructuring, as further described in this prospectus, is to effect a Merger of Shares under which each JBS S.A. Common Share that is not held by HoldCo will be automatically contributed into HoldCo in exchange for a certain number of newly issued mandatorily redeemable preferred shares of HoldCo. Each JBS S.A. Shareholder will receive HoldCo shares that are mandatorily redeemable for JBS N.V. BDRs, i.e., the HoldCo Redeemable Shares. Immediately following the Merger of Shares, HoldCo will redeem all of the HoldCo Redeemable Shares and deliver to each holder thereof JBS N.V. BDRs. Following this step, all of the shareholders of JBS S.A. immediately prior to the Merger of Shares will become shareholders of JBS N.V. through the JBS N.V. BDRs and HoldCo will hold 100% of the JBS S.A. Common Shares.

Immediately prior to the Closing Date, JBS N.V. will not own any material assets other than shares of HoldCo, and HoldCo will not hold any material assets other than the shares of JBS S.A. formerly directly held by our controlling shareholders. Neither JBS N.V. nor HoldCo will have any material liability or contingency. Therefore, the business of JBS N.V. and its consolidated subsidiaries following the completion of the Proposed Transaction will be the same as the business of JBS S.A. and its consolidated subsidiaries immediately prior to the Proposed Transaction.

If the Proposed Transaction is concluded, the same shareholders of JBS S.A. will become shareholders of JBS N.V. Upon conclusion of the Proposed Transaction, 567,493,236 JBS N.V. Class A Common Shares underlying the JBS N.V. BDRs and 541,564,948 JBS N.V. Class B Common Shares will be issued and outstanding, assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022. All JBS N.V. Class B Common Shares will be held (indirectly, through LuxCo) by our controlling shareholders. For more information, see “Principal Shareholders.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The issuer’s registered office is located at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands. The issuer’s telephone number is +31 20 656 47 00. As soon as reasonably practicable after the completion of the Proposed Transaction, we plan to establish a website that will allow you to access certain information but such website or information will not constitute a part of this prospectus. The issuer’s agent for service of process in the United States is JBS USA Food Company, located at 1770 Promontory Circle, Greeley, Colorado 80634, and its telephone number is +1 (970) 506-8000.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

INFORMATION ABOUT JBS S.A.

Overview

We are the largest protein company and the largest food company in the world in terms of net revenue for the year ended December 31, 2021, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was R$350.7 billion (US$62.8 billion) and R$270.2 billion (US$48.4 billion) for the years ended December 31, 2021 and 2020, respectively. Our net income was R$20.5 billion (US$3.7 billion) and R$4.7 billion (US$0.8 billion) for the years ended December 31, 2021 and 2020, respectively. Our Adjusted EBITDA was R$45.7 billion (US$8.2 billion) and R$29.6 billion (US$5.3 billion) for the years ended December 31, 2021 and 2020, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 275,000 customers worldwide in approximately 190 countries on six continents.

As of December 31, 2021, we were:

•

the #1 global beef producer in terms of capacity, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 76,150 heads of cattle according to Nebraska Public Media;

•

the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

•

the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 131,075 hogs according to WATT Poultry;

•	a leading lamb producer in terms of capacity, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 16,310 heads;

•	a regional leading fish producer in terms of capacity, with operations in Australia and an aggregate daily processing capacity of approximately 39,200 fish; and

•	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, sheep and fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,” “Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953”, “Seara Gourmet”, “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the year ended December 31, 2021, we generated 74.0% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 26.0% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 54.5% of our net revenue from export sales in the year ended December 31, 2021, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 10.9% of our net revenue from export sales in the year ended December 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Corporate Structure

The following diagram sets forth JBS S.A.’s simplified corporate structure as of the date of this prospectus. For information about the principal shareholders of JBS S.A., see “Principal Shareholders—JBS S.A.”

(1)	Includes approximately 80% of the outstanding common stock of PPC.

History and Development

Overview

We were founded in 1953 by Mr. José Batista Sobrinho, who began by operating a small slaughterhouse in the City of Anápolis, in the State of Goiás, Brazil, with a daily slaughtering capacity of five head of cattle. Since the earliest days of our founding, Mr. José Batista Sobrinho developed techniques and know-how that were crucial to the initial success of the business. As the business and Mr. José Batista Sobrinho’s family grew, our founder took great care to pass down this know-how, as well as the values and culture that drive the results of the business, to the subsequent generations. In spite of the massive global growth that the company has experienced over the decades, JBS S.A. has held onto the know-how, culture and understanding of the protein business that propelled its early growth. In fact, Mr. José Batista Sobrinho’s legacy helps to support the company even today, as he serves as the Vice-Chairman of JBS S.A.’s board of directors. We believe that that continuity and consistency of Mr. José Batista Sobrinho’s original vision is a significant driver of our success over the past seven decades.

Following the company’s founding in 1953, Mr. Batista Sobrinho successfully expanded the operations organically, from a single slaughterhouse in Goiás to a daily slaughtering capacity of approximately 500 head of cattle as of 1970. Even as the company grew, Mr. José Batista Sobrinho focused consistently on the need to pass down the company’s culture, technique and know-how to the next generation, in order to ensure the long-term success and growth of the business. As a result, our ultimate controlling shareholders have spent the entirety of their careers working within the company that their father founded and have dedicated themselves to helping it grow into the multinational leading protein company that it is today.

By 1998, the company had expanded to slaughtering capacity to 5,800 head of cattle per day. In order to more adequately address the needs of the rapidly growing business, on December 10, 1998, the company began

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

operations under the name Friboi Ltda. in 1999, which quickly became a recognized brand in the Brazilian consumer market, representing high-quality fresh packaged beef. In 2006, the company changed its name to JBS S.A., adopting a corporate structure as a sociedade anônima that was better suited to the size and complexity that it had achieved. It continued using the “Friboi” brand, as part of a growing portfolio of consumer brands.

In 2007, our ultimate controlling shareholders led the company to the next phase of its corporate evolution, through JBS S.A.’s initial public offering of common shares in Brazil, resulting in the offering and sale of 150,000,000 common shares for total net proceeds of R$1,152.0 million. In 2010, JBS S.A. completed a follow-on equity offering of 200,000,000 common shares for total net proceeds of R$1,562.5 million.

Also in 2007, we acquired the U.S. meat packer Swift & Company for approximately US$1.5 billion. This acquisition represented our first major expansion into the United States and represented a key initial step in a new phase of our corporate development marked by significant growth through acquisitions, both in Brazil and abroad, a strategy led by our ultimate controlling shareholders.

We successfully integrated Swift into our operations and in 2009, on the heels of the successful Swift deal, we acquired a majority stake in PPC, one of the largest chicken processors in the United States, with operations in Mexico and Puerto Rico. As the result of subsequent purchases, as of December 31, 2021, we owned approximately 80% of PPC’s total capital stock. We financed the 2009 acquisition of PPC through an issuance of JBS S.A. convertible debentures for total proceeds of approximately US$2.0 billion. BNDESPar purchased substantially all of these convertible debentures, which were cancelled in May 2011 following another capital raise, whereby BNDESPar acquired approximately 19.85% of JBS S.A.’s total capital stock at the time. As of December 31, 2022, BNDESPar owned 20.81% of JBS S.A.’s total capital stock. For more information about JBS S.A.’s principal shareholders, see “Principal Shareholders.”

Since our acquisitions of Swift and PPC, we continued to grow through acquisitions, as well as organically, throughout the world. As evidenced by our success in integrating these major acquisitions, our leadership team and ultimate controlling shareholders have a decades-long track record of growth and expansion, while at the same time maintaining the culture of hard work, operational efficiency and leveraging market opportunities for growth, and know-how dating back to our founding by Mr. José Batista Sobrinho. Some of our recent acquisitions, which have helped us to expand into the leading worldwide protein company that we are today, include:

•

In 2013, we acquired rights and equity interests in certain companies that comprised Marfrig Global Foods S.A.’s Seara Brasil poultry and pork business units. In addition to increasing JBS S.A.’s presence in the poultry and pork sectors in Brazil, the acquisition of Seara represented JBS S.A.’s first major expansion into the processed food products sector.

•

From 2014 to 2017, we completed various acquisitions that enhanced our geographic and product diversification and increased our production capacity for value-added and branded food products, including Tyson Foods’ poultry operations in Brazil and Mexico and the global operations of Primo Smallgoods Group, a leader in the Australian and New Zealand markets for processed food products such as ham, sausages and bacon.

•

In 2015, we acquired companies that comprised Marfrig’s United Kingdom-based “Moy Park” business, for a purchase price of approximately US$1.5 billion. As a result of the Moy Park acquisition, we expanded our operations in Europe, including our portfolio of processed and high value-added products, as well as poultry processing, with 13 food processing and manufacturing units in the UK, France, Holland and Ireland and over 12 thousand employees. The acquisition represented an important step towards our expansion strategy in Europe.

•

In 2015, we also acquired Cargill’s pork business in the U.S., for US$1.5 billion. The transaction added to JBS USA Pork two hog processing facilities, five feed mills, and four breeding units located in the States of Arkansas, Illinois, Iowa, Missouri, Oklahoma and Texas.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•

In 2017, we acquired GNP for US$357 million. GNP is a vertically integrated poultry business based in St. Cloud, Minnesota. Through the GNP acquisition of a portfolio of certified organic, natural product lines, we further strengthened our strategic position in the U.S. chicken market.

•

Also in 2017, we acquired Plumrose USA from Danish Crown A/S for an aggregate purchase price of US$228 million, which included five prepared foods facilities, including one in Elkhart, Indiana, two in Council Bluffs, Iowa, one in Booneville, Mississippi, and one in Swanton, Vermont, and two distribution centers in South Bend, Indiana, and Tupelo, Mississippi, respectively. This acquisition marks the continuation of our strategy of expanding our portfolio of branded, prepared foods, and the strengthening of our customer base and geographical distribution in the U.S. Plumrose USA offers an array of prepared foods including bacon, hams, sliced deli meats and cooked ribs.

•

In 2019, PPC acquired Tulip Limited, a leading integrated prepared foods supplier with fresh, value-added and branded operations in the United Kingdom, from Danish Crown A/S, for an aggregate purchase price of £290.0 million.

•

Since 2020, we completed various additional strategic acquisitions, including our acquisition of Huon Aquaculture Group, Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania. Set forth below under “—Recent Acquisitions” is a summary of the material acquisitions we have completed since 2020.

We believe that the combination of our culture, as originally established by Mr. José Batista Sobrinho and passed down to the second- and third-generation leadership, including our ultimate controlling shareholders, our know-how and expertise in the protein industry dating back 70 years, our proven track record of organic growth and growth by integrating complex international acquisitions, position our company well for continued growth and success.

Recent Acquisitions

Since 2009, through acquisitions and organic growth, we have increased our production capacity and product offerings in South and North America and expanded our production capacity to Australia and Europe. We currently operate a diversified global platform through which we offer fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers around the world. Below is a brief summary of certain other material acquisitions that we have entered into since 2020.

Empire Acquisition

On February 18, 2020, JBS USA entered into an agreement with Empire to acquire its case ready production facilities and Ledbetter branded retail products, for an aggregate purchase price of US$238.0 million (R$1,328.3 million), subject to customary working capital adjustments. The Empire Acquisition includes five production facilities in the United States, along with the Ledbetter branded retail products and will expand our presence in the case ready and branded product categories. The Empire Acquisition was completed on April 6, 2020 for US$250.7 million (R$1,315.1 million).

Margarine and Mayonnaise Business Acquisition

On December 20, 2019, Seara entered into an agreement with Bunge Alimentos to acquire its margarine and mayonnaise facilities in Brazil for an aggregate purchase price of R$700 million, subject to customary working capital adjustments. The transaction includes three strategically located production facilities in the southeast, south and northeast regions of Brazil. As per the agreement, several brands were acquired including Delícia, Primor and Gradina. This acquisition was completed on November 30, 2020 for R$844.0 million, subject to working capital adjustments at the time.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Vivera Business Acquisition

On April 15, 2021, JBS USA entered into an agreement with the shareholders of Vivera Topholding BV (“Vivera”) to acquire all of the issued and outstanding shares of capital stock of Vivera. Vivera is the third-largest manufacturer of plant-based food products in Europe. Vivera offers products under the Vivera brand, as well as private labels, in more than 25 countries, with relevant market share in the Netherlands, the United Kingdom and Germany. The Vivera Business Acquisition includes three production facilities and a research and development center located in the Netherlands. The purchase price for the Vivera Business Acquisition was €341.0 million, (R$2,059.3 million), subject to working capital adjustments at the time. The Vivera Business Acquisition was completed on June 17, 2021.

Pilgrim’s Food Masters Acquisition

On June 17, 2021, PPC entered into an agreement to acquire the specialty meats and ready meals businesses of Kerry Group plc, which have subsequently changed their name to Pilgrim’s Food Masters (“PFM”). The PFM specialty meats and ready meals businesses are manufacturers of branded and private label meats, meat snacks and food-to-go products in the United Kingdom and Ireland and an ethnic chilled and frozen ready meals business in the United Kingdom. The Pilgrim’s Food Masters Acquisition was completed on September 24, 2021 for £695.3 million (R$5,097.4 million), subject to working capital adjustments at the time.

Rivalea Acquisition

On June 8, 2021, we announced that JBS Australia had executed an agreement to acquire Rivalea Holdings Pty Ltd and Oxdale Dairy Enterprise Pty Ltd. (“Rivalea”), a leading hog breeding and processing business in Australia (the “Rivalea Acquisition”). The Rivalea Acquisition was completed on January 4, 2022 for a preliminary purchase price of AUD$158.8 million (R$648.1 million).

Huon Acquisition

On August 6, 2021, JBS S.A. announced it had executed an agreement for JBS Australia to acquire Huon Aquaculture Group Ltd. (“Huon”), an Australian salmon aquaculture company, for AUD$3.85 (R$15.57) per share, representing an implied equity value of AUD$425.0 million (R$1,719.1 million). Huon is Australia’s second largest salmon aquaculture company with vertically integrated operations in Tasmania. The Huon acquisition closed on November 17, 2021 for a preliminary purchase price of AUD$413.0 million (R$1,658.3 million).

Sunnyvalley Acquisition

On October 15, 2021, Swift Prepared Foods, a consumer packaged goods company and indirect subsidiary of JBS USA announced that it had executed an agreement to acquire Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”), a producer of a variety of smoked bacon, ham and turkey products for sale to retail and wholesale customers under the Sunnyvalley brand, for US$94.0 million (R$527.7 million). The Sunnyvalley Acquisition was completed on December 1, 2021.

King Acquisition

On December 13, 2021, JBS S.A. announced it had executed an agreement to acquire King’s Group (“King”), a global leader in the production of bresaola with a presence in both Italy and the United States, for €82 million (R$$492.5 million). The King Acquisition strengthened our position in the production and distribution of Italian meat specialties, placing us among the leaders in the production of Italian salumeria. The King Acquisition was completed on February 4, 2022.

TriOak Business Acquisition

On December 2, 2022, JBS USA acquired the TriOak Foods (“TriOak”) business for US$235.7 million, subject to working capital adjustments. TriOak is an American pork producer and grain marketer. In acquiring

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

the TriOak business, JBS USA ensures access to a consistent supply of premium pork, strengthening its ability to provide high-quality pork products. JBS USA has served as the exclusive customer of TriOak market hogs since 2017.

Description of Business Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 26 to JBS S.A.’s audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reportable Segments” and “—Description of Main Statement of Income Line Items—Net revenue.” Each segment’s operating profit or loss is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures—EBITDA and Adjusted EBITDA.”

Overview

•

Brazil. Our Brazil segment includes all the operating activities from JBS S.A., mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil.

•

Seara. Our Seara segment includes all of the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products.

•

Beef North America. Our Beef North America segment includes JBS USA’s beef processing operations in North America and the plant-based businesses in Europe. Beef North America also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe.

•

Pork USA. Our Pork USA segment includes JBS USA’s pork operations, including Swift Prepared Foods. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, we will source live hogs for our pork processing operations.

•

Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated.

•

Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand.

•

Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as corporate expenses, international leather operations and other operations in Europe.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Products and Services

We generate the majority of our revenue in each segment from product sales. We sell our products domestically in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. For example, a product sold in the United States would be classified as a domestic sale if produced in one of our plants in the United States or an export sale if produced in another country.

Our range of fresh products includes: fresh and frozen beef and lamb products (including traditional cuts, prime cuts and offal); fresh and frozen pork products (including pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal); and fresh and frozen chicken products (including refrigerated and frozen whole and cut-up chickens, bone-in chicken parts and prepackaged case-ready chickens).

Our range of value-added and branded products includes: value-added and branded beef and lamb products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages); value-added and branded pork products (including ham, trimmings, bacon, sausage and deli and lunch meats); and prepared value-added and branded chicken products (including refrigerated and frozen portion-controlled breast fillets, tenderloins and strips, delicatessen products and salads, formed nuggets and patties and bone-in chicken parts).

In addition, we sell prepared food products (including ready-to-eat meals, frozen pizza and lasagna).

We also generate revenue from the services we provide, including cattle hotelling in Australia and hog farming in the United States. Cattle hotelling operations involve the custom housing and feeding of cattle that are owned by third parties in return for fees. While the feedlot operator generally sells the cattle on behalf of the owner (deducting the fees from the sale proceeds), the ultimate risk of the cattle going unsold is borne by the cattle owner, not the feedlot.

Brazil Segment

Products, Sales and Marketing

The majority of our Brazil segment revenues are generated from the sale of fresh beef (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products) and value-added and branded beef products (including frozen cooked and pre-cooked beef, beef cubes and consumer-ready products, such as hamburgers).

We sell our Brazil segment products in Brazil, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Our customers include:

•	national and regional retailers (including grocery store chains and independent grocers), wholesale distributors and food processors;

•	international retailers and wholesale distributors (including in China, Hong Kong, the United States, the Middle East, Europe and emerging markets); and

•	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

We market our products through local sales teams and agents and distribute our products both directly from our facilities and through our distribution centers.

We market our Brazil segment products under the brand names “Friboi,” “1953” and “Doriana,” among other brand names.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Raw Materials

The primary raw material for our Brazilian beef processing operations is live cattle. We seek to purchase cattle from ranchers in Brazil generally located within 500 kilometers of one or more of our beef processing plants. The close proximity of our cattle suppliers to our beef processing facilities results in reduced transportation costs and reduces the risk of weight loss and bruising of cattle during transportation.

We enter into livestock purchase agreements with our cattle suppliers, including our affiliates J&F Floresta Agropecuária and JBJ Agropecuária. For more information about our agreement with JBJ Agropecuária, see “Related Party Transactions.” We employ experienced cattle buyers who purchase cattle in the principal cattle raising areas in Brazil. Our buyers are trained to select high quality, disease-free animals, and we constantly monitor their performance. We purchase cattle only from select registered producers, based on rigorous animal selection guidelines. Our cattle suppliers are required to document the quality of their operations and verify that their use of antibiotics and agricultural chemicals complies with industry standards. All cattle that we purchase in Brazil are inspected by officials from the SIF.

Cattle supply and prices are affected by several factors, such as climate, access to capital by cattle raisers and harvest period. The majority of the cattle slaughtered in Brazil is grass-fed.

Facilities

We operate 35 beef processing facilities in Brazil, in the States of Acre, Bahia, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Pará, Rondônia, São Paulo and Tocantins. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base.

For more information about our Brazil segment processing facilities and processing capacities, see “—Properties—Operating Facilities—Brazil Segment.”

Seara Segment

Products, Sales and Marketing

The majority of our Seara segment revenues from our chicken operations in Brazil are generated from the sale of value-added and branded chicken products (which may be fully cooked, partially cooked or raw, in addition to breaded and marinated products, including chicken nuggets and patties) and fresh chicken products (including refrigerated and frozen whole chickens, breast fillets and bone-in chicken parts).

The majority of our Seara segment revenues from our pork operations in Brazil are generated from the sale of value-added and branded pork products (including trimmed cuts, marinated products, ham and bacon) and fresh pork products (including fresh and frozen pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal).

We also sell prepared food products (including ready-to-eat meals, frozen pizza and lasagna) under our Seara segment.

We sell these products in Brazil, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Our customers include:

•	national and regional retailers (including grocery store chains, independent grocers and our own retail stores), wholesale distributors and food processors;

•	international retailers and wholesale distributors (including in the Middle East, Europe, Africa, Asia and Latin America); and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

We market our Seara segment products under the brand names “Seara,” “Seara Nature,” “Seara Gourmet,” “Massa Leve,” “Macedo,” “Nhô Bento,” “Rezende,” “Excelsior,” “Frangosul,” “LeBon,” “Agrovêneto,” “Big Frango,” “Confiança,” “Pena Branca,” “Delícia,” “Primor” and “Gradina”.

Raw Materials

Chicken

We are a vertically-integrated chicken processor in Brazil and control every phase of the production of our products, including feed mills, hatcheries, incubators, processing plants and distribution centers. We own and raise breeder flocks for the production of hatching eggs. Once hatched, the chicks, or broilers, are transported to independent contract grow-out farms, where they are grown to an age of six to seven weeks. We supply our contract growers with the chicks, feed and veterinary services.

The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations. See “Risk Factors—Risks Relating to our Business and Industries— Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients.” We seek to manage certain of these risks with risk and hedge management programs, including futures and options agreements. However, these strategies do not completely eliminate these risks. In addition, these programs may also limit gains from fluctuations in commodities prices.

Pork

The primary raw material for our Brazil fresh pork processing operations is live hogs. Our Brazil fresh pork operations are mostly vertically integrated, and we own and raise hogs on feed for use in our own slaughterhouses. The raising of hogs is outsourced to contract farmers under strict supervision and control. We also purchase a small number of hogs from third parties on the spot market. The feed ingredients needed to raise hogs are substantially similar to those used to feed chickens. We generally purchase feed ingredients in the spot market or under forward purchase arrangements priced at market prices upon delivery or with fixed prices. We seek to hedge the feed ingredients we purchase in Brazil through financial instruments traded on the B3 in order to attempt to protect ourselves from price variations between the date of their purchase and the date of their delivery.

Facilities

We operate 30 fresh chicken processing and 22 value-added, branded and prepared foods facilities in Brazil. For more information about our Seara segment chicken processing facilities and processing capacities, see “—Properties—Operating Facilities—Seara Segment.”

We own and operate eight fresh pork processing facilities in Brazil, located in the States of Mato Grosso do Sul, Rio Grande do Sul, Paraná and Santa Catarina. For more information about our Seara segment pork processing facilities and processing capacities, see “—Properties—Operating Facilities—Seara Segment.”

As a vertically-integrated chicken processor, we also own and operate rendering plants, feed mills and hatcheries in Brazil.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Beef North America Segment

Products, Sales and Marketing

The majority of our beef revenues from our operations in the United States and Canada are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). In addition, we sell beef by-products to the variety meat, feed processing, fertilizer and pet food industries. Cattle hides are sold for both domestic and international use, primarily to the clothing and automotive industries. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Following the Vivera Business Acquisition, we also sell plant-based food products in Europe.

We market products under several brand names, including “Swift,” “Swift Premium,” “Swift Angus Select,” “Swift Premium Black Angus,” “Aspen Ridge” and “Miller Blue Ribbon Beef.” Our hallmark brand, Swift, was founded in 1855. We believe that our brands, marketed primarily at the wholesale level, provide a platform for further growth and expansion of our value added and premium program product lines.

We market our products through several channels including:

•	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•	prepared food companies who use our beef products as a food ingredient for prepared meals, raw materials for hamburger and by-products for pharmaceutical and leather production;

•	the foodservice industry, including foodservice distributors, restaurant and hotel chains and other institutional customers; and

•	international retailers and wholesale distributors (including Japan, Mexico, South Korea and Hong Kong).

Our largest distribution channel is retail. We intend to focus on increasing our direct sales to retail and prepared food customers and to international distribution channels, which we believe are likely to provide the higher margin opportunities over time.

Global Exports

We sell our U.S. and Canadian beef products in approximately 55 countries on six continents. The international beef market is divided between the Pacific Block (which includes the United States, Japan, Canada, Mexico and South Korea) and the Atlantic Block (Europe, Africa, the Middle East and South America). This division reflects not only historical and geographical ties but also certain common sanitary criteria.

The Pacific Block prohibits imports of fresh beef from countries or regions where there is still a risk of new outbreaks of FMD and from countries or regions that are FMD-free but implement FMD vaccination programs. However, the Pacific Block permits imports of processed beef (including cooked and pre-cooked products) from these countries.

Most countries of the Atlantic Block permit imports of fresh beef from FMD-free countries that implement FMD vaccination programs. They also recognize that FMD can be eradicated on a regional (as opposed to national) basis in certain countries, including Brazil, which has areas that are FMD-free and have vaccination programs, qualifying them to export fresh beef. Under this regionalization concept, many beef producing regions in Brazil are thus qualified to export fresh beef to countries in the Atlantic Block. Notwithstanding the foregoing,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

most countries in the Atlantic Block impose import restrictions on beef treated with growth hormones, citing health concerns. Brazil and Argentina have prohibited the use of growth hormones on their cattle.

The United States has been an FMD-free country since the eradication of the disease, and it does not implement vaccination programs. However, the United States treats most of their cattle with growth hormones, and, accordingly, the European Union and several other countries have banned imports of beef from the United States treated with growth hormones.

Raw Materials

The primary raw material for our U.S. and Canadian beef processing plants is live cattle. Vertically integrated beef processors, who own cattle on feed, can be subject to significant financial impact in terms of working capital utilization, since cattle on feed eat in the yards for 90-180 days and do not generate revenue until processed. Since cattle on feed consume feed with a replacement price that is subject to market changes, vertically integrated beef processors have direct financial exposure to the volatility in corn and other feedstock prices. We do not own cattle on feed, and we generally purchase cattle in the spot market or pursuant to market-priced supply arrangements from feedlot operators and, except as described below, typically hold cattle for less than one day before processing. After processing, we sell the beef at spot prices. Because we generally buy cattle at market prices and sell the finished beef product at market prices with just a short time between the purchase and sale, we are not exposed to changing market prices over as great a span of time as vertically integrated processors. As such we are primarily a “spread” operator, and our operating profit is largely determined by plant operating efficiency and not by fluctuations in prices of cattle and beef.

All of our U.S. cattle procurement process is centralized at our headquarters in Greeley, Colorado. We require all of our cattle suppliers to document the quality of their feedlot operations, verify that the use of antibiotics and agricultural chemicals follow the manufacturer’s intended standards and confirm that feed containing animal-based protein products, which have been associated with outbreaks of BSE, has not been used. We have in excess of 3,000 suppliers who supply us with cattle. JBS Packerland’s four processing plants purchase lean Holstein steers and cows and other cattle, primarily from feedyards, auction barns, direct contract relationships with suppliers in close proximity to processing plants and from its existing cattle feeding operations. The close proximity of these plants to most of their suppliers reduces transportation costs, shrinkage and bruising of livestock in transit.

We secure our cattle needs under forward purchase arrangements and on the spot market. Our forward purchase contracts are not fixed price contracts but are priced at market prices upon delivery, thus generally minimizing our exposure to price volatility before delivery.

On March 16, 2018, Pinnacle Arcadia Cattle Holdco, LLC, as supplier, and JBS USA Food Company, as buyer, entered into a live cattle supply agreement, pursuant to which the supplier agreed to exclusively sell, and buyer agreed to purchase, all cattle owned by the supplier and its affiliates to JBS USA Food Company and its affiliates (subject to certain limited exceptions), and the supplier shall guarantee a continuous supply of cattle per week and per year pursuant to minimum and maximum volumes and prices set forth in the agreement, for processing at buyer’s facilities. The term of the live cattle supply agreement is 10 years.

Processing Facilities

We own and operate nine beef processing facilities in the United States and one beef processing facility in Canada. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also own and operate seven and eight value-added and branded facilities that are reported in both our Beef North America and Pork USA segments, respectively, and produce consumer-ready beef and pork products for certain customers. We also operate one hide tannery and one plant-based protein processing facility in the United States. We also own and operate three plant-based protein processing facilities

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

in the Netherlands that are included in our Beef North America segment. For more information about our beef processing facilities and processing capacities in the United States and Canada, see “—Properties—Operating Facilities—Beef North America Segment.”

Our facilities utilize modern, highly-automated equipment to process and package beef products, which are typically marketed in the form of boxed beef. We also customize production and packaging of beef products for several large domestic and international customers. The designs of our facilities emphasize worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards. We have equipped our Riverside, California facility to process value-added and branded products, including, for example, the G.F. Swift 1855 brand line of premium beef products. Our Greeley, Colorado; Cactus, Texas; and Grand Island, Nebraska, facilities have been equipped for value-added and branded operations, including slicing, grinding and cubing of beef products for retail and foodservice customers.

Our JBS Packerland facilities are engineered to process both fed cattle and cows. Steers and heifers raised on concentrated rations are typically referred to in the cattle industry as “fed cattle,” and cattle not fed such concentrated rations are usually referred to as “non-fed cattle.” Many beef processing facilities in the United States are engineered to process only cows or only fed cattle. This flexibility enables us to shift operations between fed cattle and cows based upon market availability, seasonal demand and margins. In addition, JBS Packerland facilities are located near major metropolitan areas, resulting in lower freight costs compared to cattle processing plants in other localities. JBS Packerland’s Tolleson, Arizona plant is located near Phoenix, Tucson and Los Angeles; the Plainwell, Michigan plant is located near Chicago and Detroit; the Green Bay plant is located near Milwaukee and Chicago; and the Souderton, Pennsylvania plant is located near Baltimore, Philadelphia and New York. We have also invested in a ground beef operation at the Tolleson plant.

Our food safety efforts incorporate what we believe to be a comprehensive network of leading technologies, such as our MultiCheck process, that minimize the risks involved in beef processing. Two of the elements of MultiCheck are double pasteurization of carcasses prior to chilling and a chilled carcass treatment using organic acid immediately prior to carcass disassembly. SwiftTrace™ is another element we implemented as part of our ongoing commitment to animal and human safety. SwiftTrace™ is a process whereby live animals and finished animal products can be traced backward or forward in the supply chain. This process helps to build confidence from suppliers, customers and consumers in the food supply chain.

Pork USA Segment

Products, Sales and Marketing

The majority of our revenues from our pork operations in the United States are generated from the sale of fresh pork products (including fresh and frozen pork carcasses, bone-in cuts, boneless cuts, pork bellies and offal). We also sell value-added and branded pork products, including hams, bellies and trimmings, which are sold predominantly to prepared food companies who, in turn, manufacture bacon, sausage and deli and luncheon meats. Our remaining sales are derived from by-products and from value-added and branded, higher margin products. Due to the higher margins attributable to value-added and branded products, in recent years we have placed greater emphasis on the sale of moisture-enhanced, seasoned, marinated and consumer-ready pork products to the retail channel and boneless ham and skinless bellies to the prepared food channel. We sell these products in the United States, which we classify as domestic sales, and elsewhere, which we classify as export sales.

We sell our pork products in more than 20 countries on five continents. Most of our United States pork exports are sold to Asia, Mexico and Canada, since the European Union prohibits the import of animals treated with certain antibiotics and certain growth hormones commonly used in the United States. However, our Worthington, Minnesota pork processing plant is EU-certified and sells a portion of its production to the European Union.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We market our pork products through several channels, including:

•	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•	prepared food companies who use our pork products as a food ingredient for prepared meals, raw materials for sausage manufacturing and by-products for pharmaceutical and leather production;

•	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers; and

•	international retailers and wholesale distributors (including in Japan, Mexico, South Korea and China).

Raw Materials

The primary raw material for our United States pork processing operations is live hogs. We process live hogs in our production facilities and sell the finished products at spot prices. In the United States, the majority of our pork operations are not vertically integrated. Vertically-integrated pork processors, who own hogs on feed, can be subject to significant financial impact in terms of working capital utilization, since hogs on feed stay in yards for approximately 180 days. In addition, since hogs on feed consume feed with a replacement price that is subject to market volatility, vertically-integrated pork processors have direct financial exposure to the volatility in grains and feedstock prices. Because we typically acquire our live hogs within 24 hours of processing, we are not exposed to changing market prices over an extended span of time.

The majority of our live hog supply is purchased from third parties through long-term supply contracts. We employ a network of hog buyers at our processing plants and buying stations to secure our hog supply. These supply contracts are typically two to three years in duration and stipulate minimum and maximum purchase commitments with prices based in part on the market price of hogs upon delivery, with adjustments based on quality, weight, lean composition and meat quality. We purchase our remaining hogs on the spot market at a daily market price with the same general quality and yield grade as we require under our contracts.

We also own and operate four hog farms in the United States, and we raise approximately 14% of our live hog needs.

Processing Facilities

We own and operate five fresh pork processing facilities in the United States, located in close proximity to major hog growing regions. We also own and operate eight pork only value-added and branded facilities in addition to the seven shared beef and pork value-added and branded facilities described above under “—Beef North America Segment—Processing Facilities—United States and Canada.” For more information about our pork operating facilities in the United States, see “—Properties—Operating Facilities—Pork USA Segment.”

Our facilities utilize modern, highly-automated equipment to process and package pork products, which are typically marketed in the form of boxed pork. Since July 2007, we have made important capital and operational expenditures, including the installation of plate freezers and value-added and branded variety meats capture technology. We believe that these expenditures have enhanced product quality, improved customer satisfaction and increased sales potential. All of our pork facilities produce value-added and branded products, including seasoned and marinated pork items. The design of our facilities emphasizes worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards. Our Worthington, Minnesota pork plant is a European Union-certified facility that enables us to export primal cuts to Europe.

Our food safety task force consists of experts in the field of meat processing, food microbiology and quality assurance, all working together to assure compliance at all stages of the production chain and distribution

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

channels. Our internal programs, policies and standards are designed to exceed both regulatory requirements and customer specifications. Our food safety efforts incorporate what we believe is a comprehensive network of leading technologies, such as our MultiCheck process described above, that minimize the risks involved in pork processing.

Pilgrim’s Pride Segment

Products, Sales and Marketing

North America

The majority of our revenues from our chicken operations in the United States, Mexico and Puerto Rico are generated from the sale of refrigerated whole and cut-up chickens and prepackaged case-ready chicken (including various combinations of freshly refrigerated whole chickens and chicken parts ready for the retail grocer’s fresh meat counter) and prepared chicken products (including refrigerated and frozen portion-controlled breast fillets, tenderloins and strips, delicatessen products and salads, formed nuggets and patties and bone-in chicken parts). Our prepared chicken products may be fully cooked, partially cooked or raw and include breaded and marinated products. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Our customers include:

•	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•	international retailers and wholesale distributors in approximately 125 countries on five continents; and

•	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

We market our North American chicken products under the brand names “Pilgrim’s Pride,” “Pierce,” “Gold Kist Farms” and “Del Dia,” among others.

Europe

Our revenues from our chicken operations in Europe are generated from our Moy Park business, which includes the sale of fresh and frozen, value-added, branded and prepared chicken products. In the United Kingdom, our fresh chicken sales primarily consist of refrigerated and frozen whole chickens, breast fillets and bone-in chicken parts. In the United Kingdom, France and the Netherlands, we produce value-added, branded and prepared chicken products for sale to customers in retail, foodservice, agricultural and international distribution channels. We also sell a range of ready-to-cook, coated and ready-to-eat chicken products to major retailers and large foodservice customers. We maintain a new product development team and an executive chef to continue to develop new ideas for value added products across our range, and share those insights with our customers in order to drive sales. We have included new innovative products in its portfolio every year during the last five years with a growing new product development pipeline.

Our Pilgrim’s Pride segment also includes our U.K. prepared pork products business, which we acquired through PPC’s acquisition of the business of Tulip Limited (which subsequently changed its name to Pilgrim’s Pride Ltd. (“PPL”)), an integrated prepared pork supplier headquartered in Warwick, United Kingdom. We closed the PPL Acquisition on October 15, 2019.

We have strong brands with high levels of brand recognition in the markets in which such brands are sold, including “Moy Park,” “Castle Lea,” “O’Kane Limited” and the Moy Park’s “Jamie Oliver” range. We believe

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

the development of our brands is important as it provides customers with confidence in the quality and consistency of our products. Brand marketing is focused on establishing our brands through consistent quality and product innovation as well as developing relationships with key customers. We believe that our brands can be expanded throughout Europe, which provides the opportunity to sell higher-margin products in our traditional markets.

We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales. Our customers include:

•	national and regional retailers (including grocery supermarket chains, independent grocers and club stores) and wholesale distributors;

•	international retailers and wholesale distributors; and

•	the foodservice industry, including foodservice distributors, fast food and other restaurants, hotel chains and other institutional customers.

Raw Materials

We are a vertically-integrated chicken processor in North America and Europe. We control every phase of the production of our products, including farms (contract, owned, under poultry rearing agreements or under tenancy), feed mills, hatcheries and processing plants. A portion of our broilers are transported to independent contract grow-out farms, where they are grown to an age of approximately five weeks. We supply our contract growers with the chicks, feed and veterinary services.

We typically enter into long-term non-exclusive agreements with some of our suppliers for future physical delivery of feed ingredients at established prices. All of our suppliers are subject to inspection bodies and applicable laws in their area of operations. We have multiple suppliers and we believe a low risk of concentration.

The prices of poultry feed may fluctuate significantly, including within short periods, due to several factors, including supply and demand of chicken and the prices of corn and soy meal, which are feed ingredients required for our vertically integrated operations. See “Risk Factors—Risks Relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for livestock and animal feed ingredients.” We try to manage some of these risks with risk and hedge management programs, including futures and options agreements. However, these strategies do not completely eliminate these risks. In addition, these programs may also limit gains from fluctuations in commodities prices. Furthermore, in 2012 we began migrating a majority of our North American finished goods sales contracts to cost-plus contracts with certain of our customers and market-based contracts for most of our customers, thereby mitigating our exposure to grain price fluctuations.

Processing Facilities

North America

We own and operate 25 chicken processing facilities in the United States, six chicken processing facilities in Mexico and one chicken processing facility in Puerto Rico. For more information about our chicken processing facilities and processing capacities in the United States, Mexico and Puerto Rico, see “—Properties—Operating Facilities—Pilgrim’s Pride Segment.”

As a vertically-integrated chicken processor, we also own and operate rendering plants, feed mills and hatcheries in the United States, Mexico and Puerto Rico.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Europe

We own and operate four fresh chicken processing facilities, three pork processing facilities, one lamb processing facility and two hog farms in the United Kingdom. As a vertically-integrated chicken processor, we also own and operate feed mills and hatcheries in the United Kingdom.

We conduct our value-added and prepared food operations in Europe through 27 processing facilities.

For more information about our chicken, value-added, branded and prepared food processing facilities and processing capacities in the United Kingdom and Europe, see “—Properties—Operating Facilities—Pilgrim’s Pride Segment.”

Australia Segment

Products, Sales and Marketing

The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

The majority of our beef products are derived from grass-fed cattle. However, we also sell beef products derived from grain-fed cattle, which provide higher quality meat and command a premium price, primarily to Japan. During the year ended December 31, 2021, our Australian operations generated 52.1% of total net revenues as exports to foreign countries, including Japan, our largest export market, as well as the United States.

We also provide cattle “hotelling” services in Australia. We operate several feedlots that provide custom feeds for other producers on an opportunistic basis, with a one-time feeding capacity of more than 150,000 cattle. While the feedlot operator generally sells the cattle on behalf of the owner (deducting any final feed and care costs for fattening the animal and delivering the fattened animal to the meat processor from the sale proceeds), the ultimate risk of the cattle going unsold is borne by the cattle’s owner, not the feedlot.

Global Exports

Australia is an FMD-free country and does not implement vaccination programs against the disease. It also does not use growth hormones in a small part of its cattle herd and is therefore able to export to any country in the world.

As a result of this division and the sanitary restrictions between the Pacific Block and the Atlantic Block, we believe that our U.S. export operations of fresh beef today do not directly compete with our parent company’s Brazilian and Argentine export operations of fresh beef in our main export destinations. Although JBS S.A. is a large exporter of beef to the European Union, for example, we do not have relevant export volume to the European Union because of its restrictions on beef treated with growth hormones. Consequently, we do not have formal arrangements with JBS S.A. to coordinate our exports in our export markets. However, to the extent that sanitary restrictions change in the future, we could become direct competitors of our parent company in certain export markets.

Raw Materials

The primary raw materials for our Australia and New Zealand processing operations are live cattle, lamb, sheep, pork and fish. Our Australian cattle procurement function is focused on efficiently sourcing both grass-fed

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

cattle and feeder cattle for our grain-fed business. Our cattle are primarily sourced from third party suppliers with specific weight and grade characteristics. This process helps ensure that the cattle we source meet our future order requirements.

Processing Facilities

In Australia, we own and operate seven standalone beef processing plants, including the largest and what we believe to be the most technologically advanced facility in that country, one standalone lamb and sheep processing plants, one combined beef, lamb and sheep processing plant, two pork processing plants and three fish processing plants. We also operate seven value-added facilities and 16 retail locations in Australia and one value-add facility in New Zealand. Our facilities are strategically located to access raw materials in a cost effective manner and to service our global customer base. We also operate one hide processing facility in Australia. For more information about our beef, lamb and sheep and pork operating facilities in Australia and New Zealand, see “—Properties—Operating Facilities—Australia Segment.”

Since 2007, we have made important capital and operational expenditures, including the installation of plate freezers and value-added variety meats capture technology. These expenditures have enhanced product quality, improved customer satisfaction and increased sales potential. We have equipped our facilities to process value-added products and consumer-ready products. Our facilities produce additional value-added products, including seasoned and marinated beef items. The design of our facilities emphasizes worker safety to ensure regulatory compliance and to reduce worker injuries. Our facilities are also designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards.

All products are subject to stringent animal husbandry and food safety procedures. Our processing plants are subject to extensive regulation and inspection by the Australian government, through the Australian Quarantine Inspection Service (“AQIS”), the Australian equivalent of the USDA. Our Australian processing plants are currently in compliance with all AQIS international customer requirements. Our Dinmore and Beef City facilities are European Union-certified facilities, which enable us to export primal cuts to Europe. Our feedlots provide a clean and scientific feeding regimen to ensure that safe grain-fed products are delivered to our customers.

Others Segment

Our Others segment includes our global leather business, our Italian value-added and branded beef business and our trading companies.

We operate several hide tanneries around the world, including: one in Argentina, one in Uruguay and one in Italy.

We have two wholly-owned indirect subsidiaries in England and Belgium established in order to increase product sales and distribution in Europe, Asia and Africa.

Distribution and Transportation

Our distribution and transportation network enables us to sell our products throughout the world and is fundamental to our strategy of expanding into new markets and consolidating our safe and high-quality services in markets in which we already operate. We continue to seek innovative solutions to accomplish this mission. Our distribution network consists of distribution centers and sales offices.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The table below sets forth our owned and leased distribution centers by location as of December 31, 2021:

	Owned Facilities	Leased Facilities	Total
Brazil	9	21	30
Mexico	8	16	24
United States	1	1	2
Puerto Rico	—	1	1
Australia	—	7	7
New Zealand	—	1	1
Germany	1	—	1

Total	19	47	66

South America

Our transportation network in Brazil consists of owned and outsourced trucks for distribution and transportation of raw material. We use this fleet to transport raw materials, including cattle, grains and chicken to our processing plants and export finished products to various ports throughout Brazil, as well as other vehicles that serve our direct distribution network of domestic retailers and end consumers.

In order to facilitate export logistics, we have an inland container terminal on land located in Cubatão, São Paulo (near the Port of Santos, the largest port in Latin America), which we purchased in October 2007.

North America

Our transportation network in the United States consists of owned or leased trucks in the United States that are especially equipped to transport raw materials and finished products. We also utilize third-party shipping companies that provide us with additional trucks to transport our raw materials and finished products. Our diesel fuel costs are not significant because fuel costs are generally borne by the customer and are therefore largely “passed through” to the buyer of the finished goods. We do not have long-term contracts to purchase diesel fuel since we purchase most of our fuel for our trucks on the national highway system in truck stops.

Europe

In Europe, we rely on a mix of owned and contractor-operated vehicles to transport live chickens from farms to our primary production sites in specialized humane high-welfare containers. We also rely on a mix of owned and contractor-operated refrigerated vehicles to move partly finished products between our various production sites for further processing. Once processed, our products are chilled or frozen and delivered to our customers. Chilled products typically move from the processing plant to the customer within one to two days.

For deliveries to customers, we outsource distribution using a number of distribution partners, which enables us to make use of a variety of flexible solutions provided by these logistics providers. Certain of our customers are involved in our product distribution process, either by handling all of their own delivery and distribution needs (effectively taking delivery of our products at the factory door) or by acting as contractors to back-haul certain products from Northern Ireland to destinations in Great Britain. In order to mitigate the risks associated with the refrigerated transportation of perishable items, we obtain insurance for loss of goods and we secure contractual provisions transferring some of the risk to haulers. However, we are at times forced to bear certain of these risks ourselves.

Our warehousing operations are predominantly focused at site level, with external cold storage locations available for use, as needed, but with a focus on minimizing their use to reduce costs. A dedicated internal team

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

drives planning for logistical processes to ensure that operations are as low cost but as flexible as possible while maintaining the highest levels of customer service.

Our poultry by-products typically have a longer lag time between processing and delivery to the customer.

Australia and New Zealand

Our distribution network in Australia and New Zealand varies by product type. Our distribution facilities in Australia and New Zealand are strategically located near certain of our processing plants. We also sell our products to foodservice distributors that further distribute our products to restaurants and hotel chains and other customers. These foodservice distributors purchase our products from our processing plants.

Properties

Operating Facilities

The following tables set forth the number and aggregate capacities of our processing facilities by business segment and location as of December 31, 2021:

Brazil Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity (1)
Fresh Beef Processing Plants
Brazil	35	33,450

Total	35	33,450

Hide Processing Plants
Brazil	15	47,585

Total	15	47,585

(2)	Capacity measured in head of cattle (beef processing plants) or hides (hide processing plants).

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed and Prepared Foods Plants (1)
Brazil	8	22,550

Total	8	22,550

(1)	Prepared food products plants process fresh and frozen beef and other raw materials into ready-to-eat meals.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Seara Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity (1)
Fresh Chicken Processing Plants
Brazil	30	5,168,000

Total	30	5,168,000

Fresh Pork Processing Plants
Brazil	8	26,663

Total	8	26,663

(1)	Capacity measured in broilers (fresh chicken processing plants) or hogs (fresh pork processing plants).

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants (1)
Brazil	24	119,624

Total	24	119,624

(1)	Prepared food products plants process fresh and frozen chicken, pork, beef, margarine and other raw materials into ready-to-eat meals.

Beef North America Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
United States	9	28,500
Canada	1	4,200

Total	10	32,700

Hide Processing Plants
United States	1	5,000

Total	1	5,000

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
United States (1)	7	23,000
Canada	1	1,140

Total	8	24,140

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(1)	The value-added facilities in the Beef North America segment also process pork products.

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Plant-based protein Processing Plants
United States	1	810
Europe	3	590

Total	4	1,400

The operations from the Vivera Business Acquisition are included in our Beef North America segment and include three production facilities and a research and development center located in the Netherlands.

Pork USA Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United States	5	91,000

Total	5	91,000

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added and Branded Pork Processing Plants
United States	8	17,400

Total	8	17,400

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Pilgrim’s Pride Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(broilers)
Fresh Chicken Processing Plants
United States	25	6,630,000
Mexico	6	1,103,700
United Kingdom and Europe	4	887,100
Puerto Rico	1	70,000

Total	36	8,690,800

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
United Kingdom and Europe	3	9,200

Total	3	9,200

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb Processing Plant
Europe	1	4,500

Total	1	4,500

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Value-Added, Branded and Prepared Foods Plants (1)
United Kingdom (2)	21	49,700
United States	4	22,460
France	3	10,100
Mexico	2	2,800
Ireland (3)	2	7,880
The Netherlands	1	680

Total	33	93,620

(1)	Prepared food products plants process fresh and frozen chicken and pork and other raw materials into ready-to-eat meals.
(2)	Five of the United Kingdom facilities prepare meal kits with a capacity of approximately 4,200 meals per week.
(3)	One facility prepares meal kits with a capacity of 2,380 meals per week.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Australia Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Fresh Beef Processing Plants
Australia (1)	8	10,000

Total	8	10,000

(1)	Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(lambs)
Fresh Lamb and Sheep Processing Plants
Australia (1)	2	16,200

Total	2	16,200

(1)	Includes one combined beef, lamb and sheep processing plant.

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(hogs)
Fresh Pork Processing Plants
Australia	2	6,500

Total	2	6,500

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(fish)
Fresh Fish Processing Plants
Australia	3	39,200

Total	3	39,200

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(cattle)
Hide Processing Plants
Australia	1	7,900

Total	1	7,900

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(tons)
Value-Added and Branded Beef Processing Plants
Australia	7	18,200
New Zealand	1	1,350

Total	8	19,550

Others Segment

	As of December 31, 2021
	Number of Facilities	Aggregate Daily Capacity
		(tons)
Hide Processing Plants
Argentina	1	4,000
Uruguay	1	3,000
Italy	1	1,500

Total	3	8,500

	As of December 31, 2021
	Number of Facilities	Aggregate Monthly Capacity
		(tons)
Further Processed Beef Processing Plants
Italy	4	761

Total	4	761

As of December 31, 2021, we also operated nine feedlots in Brazil (of which two were owned and seven were leased) and other facilities and farms related to feed production and animal raising.

We believe our facilities are generally adequate and suitable for our current purposes; however, seasonal fluctuations in inventories and production may occur as a reaction to market demands for certain products. We regularly engage in construction and other capital improvement projects intended to expand capacity and improve the efficiency of our processing and support facilities. We also evaluate the efficiencies of our operations and may from time to time consider changing the number or type of plants we operate to align with our capacity needs.

We believe our facilities are generally adequate and suitable for our current purposes; however, seasonal fluctuations in inventories and production may occur as a reaction to market demands for certain products. We regularly engage in construction and other capital improvement projects intended to expand capacity and improve the efficiency of our processing and support facilities. We also evaluate the efficiencies of our operations and may from time to time consider changing the number or type of plants we operate to align with our capacity needs.

Competition

Beef and Pork Industries

The beef and pork sectors are highly competitive in the markets in which we operate. We believe that the main competitive factors in the beef and pork industries are operational efficiency, product availability, quality

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

and cost of raw materials, manpower, price, quality, food safety, product distribution, technological innovation and brand loyalty. Our ability to compete effectively depends on our capacity to compete in these areas. See “Risk Factors—Risks Relating to Our Business and Industries—We face competition in our business, which may adversely affect our market share and profitability.”

In the beef sector, our primary competitors are international beef producers, such as Marfrig and Minerva in Brazil, Tyson Foods, Inc., National Beef Packing Company, LLC and Cargill Inc. in the United States and Teys Bros Pty Ltd. and Nippon Meat Packers Ltd. in Australia. In the pork sector, our primary competitors are Smithfield Foods, Inc., Tyson Foods, Inc., Seaboard Foods and Hormel Foods Corporation in the United States and Cooperativa Aurora—Cooperativa Central Oeste Catarinense Ltda. in Brazil.

In addition, our United States, Canadian and Australian beef operations also compete with our South American beef operations to a limited degree. For example, our Australian operations export to markets in the European Union, Africa and the Middle East, Japan and South Korea, which are markets to which our South American operations also exports. We do not believe our intra-company competition in these markets has a material adverse effect on our current business.

Poultry Industry

The poultry sector is highly competitive in the markets in which we operate. We believe that the main competitive factors in the poultry industry vary in accordance with the market. In the retail market, we believe that competition is primarily based on product quality, brand awareness, client service and price. In the food services market, we believe that competition is primarily based on consistent quality, product development, customer service and price. Our ability to compete effectively depends on our capacity to compete in these areas. See “Risk Factors—Risks Relating to Our Business and Industries—We face competition in our business, which may adversely affect our market share and profitability.”

In the poultry sector, our primary competitors are Tyson Foods, Inc. and Sanderson Farms, Inc. in North America, BRF, S.A. in Brazil and 2 Sisters Food Group in Europe.

Seasonality

Demand

In the beef sector in the United States, seasonal demand for beef products is higher in the summer and autumn months, when weather patterns allow for more outdoor activities. There is typically an increase in the demand for higher value products, such as steaks, during such months. Both the prices for live cattle and packaged beef tend to reach seasonal highs at such times. Because of the increase in consumption and more favorable conditions for the growth and housing of confined animals in the winter months, there are generally more cattle available in the summer and autumn. Seasonal demand in Australia does not fluctuate as much as it does in the United States.

The pork sector in the United States presents similar seasonal cycles, but in different months. The greatest demand for pork occurs from October to March, when the availability of hogs combined with the holidays increase the demand for ham, pork loin and other pork products with greater aggregated value.

We experience no major seasonal fluctuations in demand in our United States, Mexico and Puerto Rico chicken business. Nevertheless, our net revenues have been historically higher in our second and third fiscal quarters, corresponding to the spring and summer in North America and lower in our first fiscal quarter, corresponding to the winter.

Generally, our sales in Brazil are not impacted by seasonality. However, in regards to our chicken segment, we have observed fluctuations in demand whereby our net revenues in Brazil from this segment are historically

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

higher in the first half of the year, coinciding with the summer and fall, and sales volume of certain of our special product lines undergo considerable variation during certain holidays, including Christmas, New Year and Easter. Nonetheless, we believe that such variations do not materially affect our results.

Our chicken and processed food businesses are generally subject to minor seasonal fluctuations in our European division, which includes operations in the United Kingdom, Ireland, France and the Netherlands. While product mix changes seasonally, with certain prepared foods and barbeque items selling in higher volumes during the summer, and certain prepared foods and raw turkeys selling in higher volumes around Christmas, there is generally a continued demand for poultry throughout the year.

Impact of Commodity Prices

Beef, pork and chicken markets are affected by fluctuations in the prices of certain commodities. Our North American beef and pork businesses are indirectly influenced by fluctuations in the prices of feed ingredients since we do not keep or raise our own cattle and we raise only about 14% of our hogs. Instead, our beef and pork businesses are more directly affected by fluctuations in the spot market for beef cattle and hogs in the regions where we buy a significant part of the beef cattle and hogs required for our operations. On the other hand, our North American chicken business is more influenced by fluctuations in the prices of corn and soy meal, which are feed ingredients required for our vertically integrated chicken operations.

A substantial portion of animal feed production used for the growing of chicken in Brazil comes from soy, soy products and corn, and although these costs are denominated in Brazilian reais, the prices of these commodities tend to follow international prices, which in turn, are denominated in U.S. dollars and are influenced by exchange rate fluctuations. As a result, our businesses are heavily influenced by fluctuations in the prices of corn and soy meal, feed ingredients that are necessary for our vertically integrated chicken operations.

Likewise, the fluctuation of commodities prices impacts the prices of raw materials, primarily wheat and soy, used to produce feed for our chicken operations in Europe.

Regulation

Our operations are subject to local, state and federal health and environmental laws and regulations in the jurisdictions in which we operate. The following presents a summary of the regulatory schemes to which we are subjects in our most significant jurisdictions.

Brazil

Our Brazilian operations are subject to Brazilian federal, state and local laws and regulations governing environmental licensing, use of water resources, interference in specially protected areas (such as legal reserve areas, indigenous areas, quilombolas communities areas, conservation units, archaeological areas and permanent preservation areas), the discharge of effluents and emissions into the environment and the management and disposal of industrial waste and others related to the environmental protection. The Brazilian Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws. In situations where there is a conflict of rules, the legislation offering greater environmental protection will normally prevail.

Our operations in Brazil are subject to environmental licensing, which is required for potentially polluting activities or those that may in any way cause environmental degradation. Environmental licensing is required for both greenfield and brownfield enterprises.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Environmental licensing is usually comprised of three stages: preliminary, installation and operating licenses. The preliminary license is granted during the preliminary phase of an enterprise or activity, to authorize its location and concept, attesting its environmental feasibility, and establishes the conditions and technical requirements to be complied in further stages of development. The installation license authorizes the facility’s construction in accordance with the specifications stated in the license and/or in the plans, programs and projects approved by the environmental authority. The operating license authorizes the commencement and continuation of operational activities after the fulfillment of the conditions and requirements stated in the installation license. The operating license also establishes conditions and technical requirements that must be fulfilled in order to maintain its validity. These licenses are also required for any significant expansion, amendments of our activities or increase of production capacity.

The renewal of environmental licenses usually must be requested within 120 (one hundred twenty) days before the end of its term of validity in order to automatically extend the validity of the licenses until the environmental authority’s definitive decision on such request. Carrying out a potentially polluting activity without the relevant and applicable environmental license is an administrative violation and a criminal offense, regardless of the legal obligation to repair any environmental damage eventually caused. In the administrative sphere, the legislation in effect authorizes the imposition of fines ranging from R$500.00 to R$10,000,000.00, among other penalties such as warning, embargo, full or partial suspension of the activities and demolition. The sanctions are also applicable in case the entrepreneur fails to comply with the technical conditions established in the related environmental license.

The Brazilian Federal Constitution provides for three different types of environmental liabilities: civil, administrative and criminal, that may be applied independently and cumulatively.

Civil liability for environmental damage is strict and applies to any individual or legal entity, whether public or private, that directly or indirectly harms the environment, irrespective of fault or intent. The proof of a causal link between the action (or omission) and the damage is enough. Brazilian law also imposes joint and several liability upon anyone who, by virtue of a given activity, facilitates or contributes to environmental damages.

Civil environmental liability in Brazil is also considered by case law as propter rem, that is, liability attaches to the real estate property. Therefore, whoever buys or holds environmentally damaged land will succeed in the liability for the clean-up or recovery and for reparation of potential damage to third parties. Moreover, Federal Law No. 9,605/98 (Environmental Crimes Act) also provides for the possibility of piercing the corporate veil when it is an obstacle to recover damage caused to the environment. As a result, the controlling legal entity can be found liable despite a limited liability legal status. In this situation, shareholders and officers may become personally liable for the damage.

At the administrative level, environmental liability may be assigned through administrative sanctions imposed by the applicable environmental entities. These sanction may lead to: (1) warnings; (2) restriction of rights; (3) suspension or interdiction of the activities; (4) prohibition to contract with the government; (5) suspension of licenses; (6) withdrawal of tax incentives and benefits; and (7) imposition of fines, ranging from R$50.00 to R$50,000,000.00, tailored to the economic capacity and track record of the offender, in addition to the severity of the facts and past performance, with the possibility of these fines being imposed at double or triple rates for repeated offenses. Administrative liability falls on the person engaged in the conduct described as an administrative offense.

Criminal liability is personal, arising directly from the unlawful conduct of the agent. Brazilian law allows criminal liability to be assigned to individual persons, as well as corporate entities. When liability is assigned to corporate entities, the individual persons making the decision that resulted in the criminal conduct (such as directors, officers, administrators, board members, members of technical entities, auditors, managers, agents or representatives) may also be penalized to the extent of their culpability. Violators may be subject to criminal penalties, such as imprisonment and/or fines. There is also a possibility of replacement of custodial sentences with restricting rights penalties in specific cases established by law.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean-up of contaminated soil and groundwater. The existence of contamination represents an environmental liability that may result in civil, administrative and criminal sanctions for the polluter, operator and/or the purchaser of the affected property. We could be liable for (1) the costs involving the remediation of any existing contamination and (2) the restoration of natural resources damaged by any release, among other proceedings requested by the environmental agency. The investigations, remediation and monitoring of contaminated areas generally are time consuming and involve significant costs. In addition to the risk of sanctions in the criminal sphere (imprisonment for up to four years for shareholders, officers or any other person that has been found liable for the offense and assessment of a fine) and administrative sphere (fines ranging from R$5,000.00 to R$50,000,000.00), and the obligation to repair the damage in the civil sphere, the existence of environmental contamination may negatively impact our image.

Our operations in Brazil are subject to extensive regulation and oversight by the Brazilian Ministry of Agriculture (Ministério da Agricultura, Pecuária e Abastecimento) (“MAPA”), the Brazilian National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária) (“ANVISA”), and other federal, state and local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of our products, including food safety standards. Recently, the food safety practices and procedures of the meat processing industry have been subject to increased scrutiny and oversight by MAPA and ANVISA. Each facility in which we operate is subject to prior licensing by state authorities and must provide veterinarian oversight of a veterinarian duly enrolled before the Veterinary Medical Regional Council—CRMV. If we fail to comply with any health laws, to renew licenses or to otherwise comply with any laws regulating our industries, we may be subject to legal and civil liability, including warnings, fines, interdiction, and suspension of permits or licenses, as well as penalties under Law No. 6,437 of August 20, 1977, Decree No. 9,013, of March 29, 2017, and others.

All of our meat processing plants in Brazil are approved by the Brazilian Federal Inspection Service (Serviço de Inspeção Federal—SIF), which regulates the export of animal products and certifies our production facilities. Our animal product exports receive an international health certificate and our transfers in Brazil receive an uncertified transfer form. U.S. and European markets are regulated by the Brazilian Federal Inspection Service (Serviço de Inspeção Federal—SIF), whose controls are stricter. Our quality control measures include the use of on-site laboratories and expert technicians. To meet international health standards, our products are handled in climate-controlled rooms and our freezing and refrigeration chambers are equipped with computerized temperature-control systems. Noncompliance with these health standards may result in the revocation of our licenses or permits or suspension of our operations in addition to any financial liability or reputational damage.

North America

Our United States operations are subject to extensive regulation by the Environmental Protection Agency (the “EPA”), the Occupational Safety and Health Administration (“OSHA”), and other state and local authorities relating to handling and discharge of waste water, storm water, air emissions, treatment, storage and disposal of agricultural and food processing wastes, handling of hazardous substances, remediation of contaminated soil, surface water and groundwater and the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations. The EPA, OSHA and/or other U.S. state and local authorities may, from time to time, adopt revisions to environmental rules and regulations with which we must comply. Such compliance may require us to incur additional capital and operating expenses which may be significant. In order to ensure ongoing compliance with existing environmental laws, rules, and regulations, we must, from time to time, replace, repair, or upgrade existing facilities, equipment, or supplies, which may require us to incur additional capital.

We are also subject to government regulation by the Center for Disease Control, the USDA and the United States Food and Drug Administration (the “FDA”), in the United States. Our processing plants in the United States are subject to on-site examination, inspection and regulation by the USDA. The FDA inspects the production of our feed mills in the United States. We believe that we are in substantial compliance with all

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

applicable laws and regulations relating to the operations of our facilities. We anticipate increased regulation by the EPA and various other state agencies concerning discharges to the environment, by the USDA concerning food safety and by the FDA concerning the use of medications in feed.

Our U.S. operations are subject to the U.S. Packers and Stockyards Act of 1921, (“PSA”). This statute generally prohibits meat packers in the livestock industry from engaging in certain anti-competitive practices. In addition, this statute requires us to make payment for our livestock purchases before the close of the next U.S. business day following the purchase and transfer of possession of the livestock we purchase, unless otherwise agreed to by our livestock suppliers. Any delay or attempt to delay payment will be deemed an unfair practice in violation of the statute. Under the PSA, we must hold our cash livestock purchases in trust for our livestock suppliers until they have received full payment of the cash purchase price.

Our Canadian and Mexican operations also are subject to extensive regulation by Canadian and Mexican environmental authorities. The Canadian and Mexican federal, state and local authorities may, from time to time, adopt revisions to environmental rules and regulations, and/or changes in the terms and conditions of our environmental permits, with which we must comply. Compliance with existing or new environmental requirements, including more stringent limitations imposed or expected in recently-renewed or soon-to be renewed environmental permits, will require capital expenditures and operating expenses which may be significant. Our Canadian and Mexican food processing plants and feed mills are also subject to on-site examination, inspection and regulation by Canadian and Mexican governmental agencies that performs functions similar to those performed by the USDA and the FDA. We believe that we are in substantial compliance with all applicable laws and regulations relating to the operations of our facilities.

Some of our facilities discharge wastewater in municipally operated wastewater treatment plants, and if such municipal plants are unable to comply with environmental rules, we may be required to make improvements or operational changes, including the installation and operation of wastewater treatment facilities, that could result in additional costs. In addition, some of our facilities have been operating for many years, and were built before current environmental, health and safety standards were imposed and/or in areas that recently have become subject to residential and commercial development pressures. We are upgrading wastewater treatment facilities at a number of our facilities, either pursuant to consent agreements with regulatory authorities or on a voluntary basis in anticipation of future permit requirements. We do not anticipate that the capital expenditures associated with these upgrades, which will be spread over a number of years, will be material. In addition, some of our facilities use hazardous substances, such as ammonia, in refrigeration systems that may leak and cause accidents that may result in liability. Some of our properties have been affected by contamination from spills and we and our predecessors have incurred costs to remediate such contamination. We also have voluntarily upgraded some of our facilities to address concerns of local governmental officials and/or our neighbors.

We are also subject to voluntary market withdrawals and recalls of our meat products in the event of suspected contamination or adulteration that could constitute food safety hazards. We maintain a rigorous program of interventions, inspections and testing to reduce the likelihood of food safety hazards. As a proactive measure, our management team expanded our testing procedures in all of our beef processing plants.

We have from time to time had incidents at our plants involving worker health and safety. These have included ammonia releases due to mechanical failures in chiller systems and worker injuries and fatalities involving processing equipment and vehicle accidents. We have taken preventive measures in response; however, we can make no assurance that similar incidents will not arise in the future. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future. See “Risk Factors—Risks Relating to Our Business and Industries—We are subject to various risks relating to worker safety.”

Some of our properties have been impacted by contamination from spills or other releases, and we have incurred costs to remediate such contamination. In addition, in the past we have acquired businesses with

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

operations such as pesticide and fertilizer production that involved greater use of hazardous materials and generation of more hazardous wastes than our current operations. While many of those operations have been sold or closed, some environmental laws impose strict and, in certain circumstances, joint and several liability for costs of investigation and remediation of contaminated sites or third-party disposal sites on current and former owners and operators of the sites, and on persons who arranged for disposal of wastes at such sites. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications.

Increasing efforts to control emissions of GHG are also likely to impact our operations. In the United States, the EPA issued a rule establishing a mandatory GHG reporting system for certain activities, including manure management systems, which exceed specified emission thresholds, and some of our facilities are subject to these reporting requirements. The EPA is regulating GHG emissions through the Clean Air Act.

Australia

Our Australian operations also are subject to extensive regulation by the AQIS, as well as Australian environmental authorities. The AQIS, and/or other Australian state and local authorities may, from time to time, adopt revisions to environmental rules and regulations with which we must comply. Such compliance may require us to incur additional capital and operating expenses which may be significant. In order to ensure ongoing compliance with existing environmental laws, rules, and regulations, we must, from time to time, replace, repair, or upgrade existing facilities, equipment, or supplies, which may require us to incur additional capital.

Some of our facilities discharge wastewater in municipally operated wastewater treatment plants, and if such municipal plants are unable to comply with environmental rules, we may be required to make improvements or operational changes that could result in additional costs. In addition, some of our facilities use hazardous substances, such as ammonia, in refrigeration systems that may leak and cause accidents that may result in liability. Some of our properties have been affected by contamination from spills and we and our predecessors have incurred costs to remediate such contamination. We also have voluntarily upgraded some of our facilities to address concerns of local governmental officials and/or our neighbors.

We are also subject to voluntary market withdrawals and recalls of our meat products in the event of suspected contamination or adulteration that could constitute food safety hazards. We maintain a rigorous program of interventions, inspections and testing to reduce the likelihood of food safety hazards. As a proactive measure, our management team expanded our testing procedures in all of our beef processing plants.

Increasing efforts to control emissions of GHG are likely to impact our operations. In Australia, the federal government has proposed a GHG cap and trade system that would cover agricultural operations, including certain of our feedlots, and at least two of our processing plants. Certain states in Australia could also adopt regulations of GHG emissions which are stricter than Australian federal regulations. While it is not possible to estimate the specific impact final GHG regulations will have on our operations, there can be no guarantee that these measures will not result in significant impacts on us.

Europe

Our operations in Europe are subject to a number of local, national and regional laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of activities, including:

•	the discharge of pollutants into the air and water;

•

the identification, generation, storage, handling, transportation, disposal, record-keeping, labelling, reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with our operations;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	noise emissions from our facilities; and

•	safety and health standards, practices and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to: (1) construct or acquire new equipment; (2) acquire or amend permits to authorize facility operations; (3) modify, upgrade or replace existing and proposed equipment; and (4) clean up or decommission waste management facilities. Our capital and operating budgets include costs and expenses associated with complying with these laws. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities, as well as seek to curtail our operations. Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury.

The presence of hazardous materials at our facilities may expose us to potential liabilities associated with the clean-up of contaminated soil and groundwater, and we could be liable for (1) the costs of responding to and remediating any release of hazardous materials and (2) the restoration of natural resources damaged by any such release, among other things. We have not incurred, nor do we anticipate incurring, material expenditures in order to comply with environmental laws or regulations. We are not aware of any environmental liabilities that we would expect to have a material adverse effect on our business.

Intellectual Property

Although we hold a number of trademarks that are registered or have been filed and are under analysis with the Brazilian Intellectual Property Office (Instituto Nacional de Propriedade Industrial), the United States Patent and Trademark Office and trademark offices in other jurisdictions, we do not depend on any specific trademark or other form of intellectual property to run our business.

Insurance

We have an insurance program that provides for protection against (1) property damages affecting most of our buildings, furniture, machinery, appliances, products and raw materials caused by fire, lightning, explosion, flooding, electrical faults, landslides, riots, strikes, lock-outs and windstorms, (2) deterioration of goods in refrigerated areas and (3) robbery and theft. We do not currently maintain insurance covering environmental liabilities. Our insurance is renewed annually. We believe that our insurance policies provide suitable coverage for the risks inherent to our operations both in terms of the type of coverage and of the insured amounts. Even though we have insurance policies, there are risks that are not covered, such as war, unavoidable and unforeseen circumstances or the interruption of some activities and losses arising from events that are not insured. If any of these events occur, we may incur significant costs which may have a material adverse effect upon our financial performance and results of operation.

We are self-insured for employee medical and dental benefits and purchase insurance policies with deductibles for certain losses related to workers’ compensation and casualty and property damage claims. We purchase stop-loss coverage in order to limit our exposure to any significant level of certain claims. We are self-insured for risks relating to environmental liability. Self-insured losses are accrued based upon periodic assessments of estimated settlements for known and anticipated claims.

Employees

As of December 31, 2021, we had 251,030 employees distributed among management, sales and manufacturing/operating areas.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The following table sets forth the number of our employees as of the dates indicated:

	As of December 31,
	2021	2020
Management	20,386	30,504
Sales	12,597	7,905
Manufacturing/operating	218,047	209,378

Total	251,030	247,787

The following table sets forth the number of our employees by location as of the dates indicated:

	As of December 31,
	2021	2020
Brazil	143,228	141,887
United States	68,045	66,175
Australia	8,616	10,072
Mexico	11,166	10,498
Argentina	493	487
Europe (including the United Kingdom and Ireland)	17,939	15,418
Others (1)	1,543	3,250

Total	251,030	247,787

(1)	“Others” refers to Canada, Uruguay, Paraguay, China, Hong Kong, Vietnam and Chile.

Employee Compensation and Benefits

General

Our compensation policy offers competitive salaries to our employees, in accordance with our budget, and enables us to retain skilled workers. Our policy is applicable to all our employees, including the employees of our subsidiaries, excluding our executive officers.

In addition to benefits we are required to provide by law, we offer meal and transportation vouchers and other benefits to all our employees in Brazil, excluding our executive officers, under our collective bargaining agreements.

In the United States and Australia, we offer certain benefits to all our employees, such as health plans, health and life insurance, reimbursement for expenses with education and employee assistance programs.

In addition to the above, we have insignificant numbers of employees in other countries and we do not offer specific benefits to them.

Incentive Award Plan

Prior to the Closing Date, our board of directors expects to adopt an incentive award plan (the “Incentive Plan”) pursuant to which all equity-based awards will be granted. The following summary describes the material terms that are expected to encompass the Incentive Plan. The maximum aggregate number of shares that may be issued pursuant to awards under the new Incentive Plan is expected to be                  shares. Any proposal to grant awards to directors will be submitted to our general meeting for approval.

The Incentive Plan will be discretionary and will enable the board of directors, or a committee delegated by the board of directors, of JBS N.V. to grant share-based incentives, including, stock options, share appreciation

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

rights, restricted shares, restricted share units, and other shared-based awards, to employees, directors and consultants of JBS N.V. and group company members. The administrator of the Incentive Plan will have full authority and discretion to take any actions it deems necessary or advisable for the administration of the Incentive Plan. Awards may be subject to the fulfilment of certain performance criteria as determined by the board or the compensation committee.

Upon a change in control, the board of directors will have the discretion to: (1) accelerate the vesting of awards; (2) agree that some or all of the outstanding awards will be assumed or substituted by the surviving company on the same terms and conditions as the original award; (3) arrange for the continuation of the outstanding awards; or (4) settle some or all of the awards in cash. In the event of an alteration or reorganization in the capital structure, the board of directors may adjust any one or more of the following: the number of shares subject to the incentive award plan, the definition of a “Share” under the Incentive Plan, the number of shares which may be delivered under an outstanding award, or the amount payable for a share, provided that this amount may not be reduced to less than the par value of a share.

No award may be granted under the Incentive Plan more than ten years after the Incentive Plan is adopted by the board of directors. The Incentive Plan may be terminated at any time by the board of directors and will terminate on the tenth anniversary of the adoption date.

Occupational Health and Safety

We have a culture that values health and safety at work and promotes health and safety standards through our Management System for Health and Safety, which integrates and makes all of our employees jointly responsible for these issues. This system is grounded in well-defined responsibilities at all levels of our company and is supported by a Self-Management Safety Program (the “PSAG”), and Internal Commissions for Accident Prevention (“CIPAs”), which are composed of members elected by our employees. Every month, the performance of these units is measured and monitored, and employees responsible for the PSAG perform periodic audits. This model also includes goals as well as awareness and prevention tools to assist in the identification, mitigation and elimination of risk conditions or behavior that lead to unsafe practices by employees. All of our employees are represented in various Committees of Safety and Health through CIPAs. In addition to the CIPAs, we have a Safety Committee, composed of members of our senior management, which analyzes indicators of health and safety indicators and all proposed improvements suggested by employees.

In April 2013, we signed Regulatory Norm No. 36 – Workplace Safety and Health in Slaughtering and Meat and Byproducts Processing Plants, issued by the Brazilian Ministry of Labor, which regulates the working conditions and structure of the meatpackers’ processing units, such as the adequacy of use of our property, plant and equipment and specific furnishings and risk monitoring, among others, in order to provide better working conditions and improve the safety and quality of life for our employees. We also conducted training in our industrial units and mobilized all managers and all areas of the business units to comply with safety standards.

Relationship with Unions

Although we are subject to labor proceedings, investigations and fines in the ordinary course of business, we believe we have good relations with our employees and the unions and other labor organizations that represent them. Certain employees worldwide are represented by labor organizations, and our relationships with these employees are governed by collective bargaining agreements.

Legal Proceedings

We are defendants in several legal and administrative proceedings incident to the ordinary course of our business, including labor claims filed by former employees and public authorities relating to overtime payments, paid leave, working hours, labor safety, occupational accidents and compensation for exposure to health hazards, civil claims involving consumer issues and contract disputes and tax claims.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We are party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable based on estimated costs determined by management as follows:

	As of December 31,
	2021	2020
	(in millions of Brazilian reais)
Labor	538.8	665.4
Civil	1,568.9	1,382.1
Tax and Social Security	560.1	457.7

Total	2,667.8	2,505.3

Brazil

Corporate Lawsuits

Arbitration Proceedings

Arbitration Proceeding No. 93/17: In August 2017, plaintiff José Aurélio Val Porto de Sá Júnior and Associação dos Investidores Minoritários ADMIN, a minority shareholder of JBS S.A., filed an arbitration proceeding with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) against our ultimate controlling shareholders in order to obtain liability indemnification for losses and damages suffered by JBS S.A., the other minority shareholders and the capital markets as a whole, in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”). The plaintiffs alleged that these actions amounted to abuses of power. We are involved in this arbitration proceeding only as an interested third party. Therefore, no provision was recognized.

Arbitration Proceeding No. 110/18: In June 2018, SPS I Fundo de Investimentos de Ações - Investimento no Exterior (SPS), a minority shareholder of JBS S.A., filed an arbitration proceeding with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) against J&F and our ultimate controlling shareholders, among other parties, in order to obtain alleged losses and damages suffered by JBS S.A. in connection with the same facts alleged in Arbitration Proceeding No. 93/17. We are involved in this arbitration proceeding only as an interested third party. Therefore, no provision was recognized.

In 2019, Arbitration Proceedings No. 93/17 and No. 110/18 were joined.

Arbitration Proceeding No. 186/21: In January 2021, in accordance with the resolution approved at an extraordinary general meeting of shareholders of JBS S.A. held in October 2020, JBS S.A. submitted an arbitration request with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) against our ultimate controlling shareholders and J&F, among others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”).

In March 2022, in light of Arbitration Proceeding No. 186/21, which was initiated by JBS S.A., we made a request to the Superior Court of Justice (Superior Tribunal de Justiça) (“STJ”) that Arbitration Proceedings No. 93/17 and No. 110/18 be dismissed on the grounds that: (i) two minority shareholders of JBS S.A. lost their standing to sue; and (ii) the subject matters of Arbitration Proceedings No. 93/17 and No. 110/18 should be solely determined in Arbitration Proceeding No. 186/21, as resolved by the shareholders of JBS S.A. at a general shareholders meeting. Since then, the validity and possibility of continuity of these procedures have been the subject of discussion between the parties, including in court. As a result of this request, in March 2022, Arbitration Proceedings No. 93/17 and No. 110/18 were suspended by decision of Arbitration Court, and they remain suspended to this day.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In June 2022, after accepting to analyze the jurisdiction conflict raised by JBS S.A., the STJ unanimously declared Arbitration Proceeding No. 186/21 competent to judge the liability of our ultimate controlling shareholders and others. A final and unappealable decision is pending.

On December 22, 2022, the arbitration court ratified a settlement agreement between the parties to Arbitration Proceeding No. 186/21, pursuant to which J&F agreed to pay to JBS the amount of R$543.2 million. The execution and ratification of this settlement agreement brings an end to Arbitration Proceeding No. 186/21.

Tax Proceedings

Profits earned by foreign subsidiaries

During 2020 and 2021, the Brazilian tax authorities issued two assessments to JBS S.A. from charges related to profits earned abroad, which allegedly should be included in the income tax calculation basis, disallowance of amounts paid by foreign subsidiaries, on the grounds that they could not been used for compensation purposes, as well as for disallowance of goodwill. These charges also involve a fine plus interest. JBS S.A. clarifies that the most significant amount relates to the collection of profits abroad refers to the items that have been required by the inspection for the purpose of consolidating the results abroad of its direct or indirect investees, being certain that JBS S.A. disagrees with the criteria being applied by the inspection. JBS S.A. filed administrative objections that are awaiting judgment. Management understands that, considering historical values related to the dates of the assessments, for R$867.9 million, there are remote chances of loss and for the amount of R$5.76 billion there are possible chances of loss, which is the reason why no provision has been made.

United States

JBS USA

Pork

U.S. Federal Litigation

Between June 2018 and July 2018, a series of putative class action complaints were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc. in U.S. District Court for the District of Minnesota (the “U.S. Federal Pork Antitrust Civil Litigation”). The plaintiffs allege violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws. Since the original filings, certain putative class members have settled or opted out of the matter and are proceeding with individual direct actions making similar claims.

In November 2020 and March 2021, JBS USA had settled all claims made by the putative direct purchaser plaintiff class, the putative consumer indirect purchaser plaintiff class and the putative commercial and institutional indirect purchaser plaintiff class in the U.S. Federal Pork Antitrust Civil Litigation. Under the terms of the settlement, JBS USA agreed to pay these classes an aggregate amount of US$57.3 million (R$319.8 million as of December 31, 2021) in settlement of all outstanding claims brought by such classes. As a result, R$177.0 million (US$32.8 million) was recognized in the year ended December 31, 2021 (R$126.4 million (US$24.5 million) in the year ended December 31, 2020) within selling, general and administrative expenses in the consolidated statement of income.

JBS USA continues to litigate against several direct action plaintiffs, including the Commonwealth of Puerto Rico, as well as parties that have opted out of the class settlements (the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. In total, US$72.6 million has been recognized to cover negotiated settlements with various Pork Opt Outs, of which R$285.2 million (US$51.1 million) was recognized in the year ended December 31, 2021 within selling, general and administrative expenses in the consolidated statement of income.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

U.S. State Litigation

In June 2021 and October 2021, the Offices of the Attorneys General in New Mexico and Alaska filed complaints against JBS USA, as well as several other pork processing companies and Agri Stats in state courts in New Mexico and Alaska, respectively. The complaints are based on allegations similar to those asserted in the U.S. Federal Pork Antitrust Civil Litigation and allege violations of relevant state antitrust, unfair trade practice, and unjust enrichment laws based on allegations of conspiracies to exchange information and manipulate the supply of pork. JBS USA has not recorded any liability for the foregoing matters as it does not believe a loss is probable or reasonably estimable at this time because the proceedings are in preliminary stages.

Beef and Cattle

U.S. Federal Litigation

Between April 2019 and May 2019, a series of putative class action complaints were filed against JBS USA Food Company, Swift Beef Company, JBS Packerland, Inc., and JBS S.A., as well as other beef packer defendants, in three different United States district courts (the “U.S. Federal Cattle Antitrust Civil Litigation”). The plaintiffs allege that the defendants engaged in a conspiracy from January 2015 to the present to reduce fed cattle prices in violation of federal antitrust laws and other federal laws by periodically reducing their slaughter volumes so as to reduce demand for fed cattle, curtailing their purchases and slaughters of cash-purchased cattle during those same periods, coordinating their procurement practices for fed cattle settled on a cash basis, importing foreign cattle at a loss so as to reduce domestic demand, and closing and idling plants. In addition, the plaintiffs, in an amended complaint, also allege the defendants colluded to manipulate live cattle futures and options traded on the Chicago Mercantile Exchange. Certain complaints were dismissed and other similar lawsuits were filed by cattle ranchers in other district courts which were then transferred to the United States District Court for the District of Minnesota and consolidated and styled as In Re Cattle Antitrust Litigation.

In April 2019, a purported class action lawsuit was filed against JBS USA Food Company Holdings, a number of other meatpackers, and Agri Stats, Inc. in U.S. District Court for the District of Minnesota on behalf of consumer indirect purchasers of beef alleging violations of federal and state antitrust, and state consumer protection laws along with claims of unjust enrichment. In September 2020, the Court granted the defendants’ motions to dismiss the complaint but allowed the plaintiffs to amend their complaint, which they did in December 2020. JBS USA filed another motion to dismiss in February 2021, which the Court denied in large part, but granted as to certain state law claims. In October 2021, the consumer indirect purchaser class plaintiffs filed an amended complaint, naming JBS USA, Swift Beef, JBS Packerland, as well as JBS S.A., as defendants.

In June 2020, two purported class action lawsuits were filed against JBS USA Holding and a number of other meatpackers in U.S. District Court for the District of Minnesota on behalf of direct purchasers and commercial and industrial indirect purchasers of beef, each alleging violations of the Sherman Antitrust Act from January 2015 to the present, among other claims, and seeking treble damages and injunctive relief. JBS USA Holding filed a motion to dismiss in February 2021, which the Court denied in large part, but granted as to certain state law claims. In October 2021, these direct and indirect purchaser class plaintiffs filed amended complaints, naming JBS USA, Swift Beef, JBS Packerland and JBS S.A. as defendants. Also in October 2021, Winn-Dixie Stores, Inc. and Bi-Lo Holding, LLC filed an amended direct action complaint against the same defendants, and other entities have since filed similar direct action complaints.

Since the original filing, certain complaints have been consolidated and certain putative class members have settled or opted out of the matter and are proceeding with individual direct actions making similar claims, and others may do so in the future.

JBS USA continues to litigate against the putative class members that have not settled and JBS USA will seek reasonable settlements where they are available. The JBS Group recognized a provision of R$283.9 million (US$52.5 million) as of December 31, 2021 to cover potential settlements with various plaintiffs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In November 2022, a purported class action lawsuit was filed against JBS USA and a number of other meatpackers as well as Webber, Meng, Sahl & Company and Agri Stats in the Colorado Court. The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to pork and beef plant workers in violation of the Sherman Act and seek damages from January 1, 2014 to the present. JBS plans to litigate against the plaintiffs in due course.

Canada Litigation

In February and March 2022, two purported class action lawsuits were filed in Canada against JBS USA, Swift Beef, JBS Packerland, JBS Canada, and a number of other meatpackers alleging similar claims to those in the Beef and Cattle Antitrust case. JBS plans to litigate against the plaintiffs in due course.

DOJ Antitrust Matters

In December 2020 and October 2021, JBS USA received civil investigative demands (“CIDs”) from the Antitrust Division of the DOJ. The CIDs request information related to the fed cattle and beef packing markets. We are cooperating with the DOJ in producing documents and information pursuant to the CIDs. The Offices of the Attorneys General for multiple states are participating in the investigation and coordinating with the DOJ.

In 2020, the DOJ served a grand jury subpoena on JBS USA. The subpoena purports to investigate human resources antitrust matters, and we continue to cooperate with the DOJ investigation.

JBS USA cannot predict the outcome of these actions nor when they will be resolved. The consequences of the pending litigation matters are inherently uncertain, and adverse actions, judgments or settlements in some or all of these matters, including investigations by the DOJ or the Offices of the Attorneys General, may result in materially adverse monetary damages, fines, penalties or injunctive relief against JBS USA, which could be material and could adversely affect JBS USA’s financial condition or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage JBS USA’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the U.S. government’s recent focus and attention on market dynamics in the meat processing industry could expose JBS USA to additional costs and risks.

Tax Claims and Proceedings

During 2017, the Australian Tax Office (“ATO”), opened a review of JBS Australia for income tax years 2015 through 2017. On September 30, 2020, the ATO issued an amended tax assessment for income tax year 2015 in regards to various tax matters for an immaterial amount. No loss has been recorded for the amounts considered in the assessment at this time.

PPC

Antitrust Litigation

In re Broiler Chicken Antitrust Litigation

Between September 2016 and October 2016, a series of purported federal class action lawsuits styled In re Broiler Chicken Antitrust Litigation (the “Broiler Chicken Antitrust Litigation”) were filed in the United States District Court for the Northern District of Illinois against PPC, as well as several other poultry processing companies. The operative complaints, which have been amended throughout the litigation, contain allegations that, among other things, assert that beginning in January 2008, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of broiler chickens in violation of United States antitrust laws. The plaintiffs seek treble damages, injunctive relief, pre- and post-judgment interest, costs, and attorneys’ fees on behalf of the putative classes. In addition, the complaints on behalf of the putative classes of indirect purchasers

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

include causes of action under various state unfair competition laws, consumer protection laws, and unjust enrichment common laws. Since the original filing, certain putative class members have opted out of the matter and are proceeding with individual direct actions making similar claims, and others may do so in the future.

In January 2021 and August 2021, PPC announced that it reached agreement to settle all claims made by the putative direct purchaser plaintiff class, the putative end-user consumer indirect purchaser plaintiff class and the putative commercial and Institutional indirect purchaser plaintiff class in the Broiler Chicken Antitrust Litigation. Under the terms of the settlement, PPC agreed to pay these classes an aggregate amount of US$195.5 million in settlement of all outstanding claims brought by such classes. As a result, R$650.2 million (US$120.5 million) was recognized in the year ended December 31, 2021 (R$386.9 million (US$75.0 million) in the year ended December 31, 2020) within selling, general and administrative expenses in the consolidated statement of income.

The class settlements with these classes do not cover the claims of the remaining opt-out plaintiffs (collectively, the “Opt Outs”). PPC will therefore continue to litigate against such Opt Outs and will seek reasonable settlements where they are available. The JBS Group recognized expense within selling, general and administrative expense in the consolidated statements of income of R$2.7 billion (US$489.3 million) in the year ended December 31, 2021 to cover settlements with various Opt Outs.

Labor Antitrust Litigation

Between August 2019 and October 2019, four purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (the “Maryland Court”), against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats. The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to plant workers in violation of the Sherman Act and seek damages from January 1, 2009 to the present.

Additional lawsuits making similar allegations were consolidated including an amended consolidated complaint containing additional allegations concerning turkey processing plants naming additional defendants. PPC moved to dismiss the amended consolidated complaint. In September 2020, the court dismissed claims against PPC and certain other defendants without prejudice. Defendants moved to dismiss the complaint in December 2020, which the Maryland Court denied in March 2021. In June 2021, PPC entered into a binding settlement agreement (“Settlement Agreement”) to settle all claims with the putative class of Plant Workers for US$29 million and paid the plaintiffs this amount during the third quarter of 2021. As a result, an expense of R$161.8 million (US$29 million) was recognized in selling, general and administrative expense in the consolidated statement of income for the year ended December 31, 2021. In December 2021, the plaintiffs filed a motion for leave to amend their complaint, which the Maryland Court granted on March 21, 2022. The Settlement Agreement is still subject to final approval by the Maryland Court.

In re Broiler Chicken Grower Litigation

In January 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and four other producers in the Eastern District of Oklahoma, alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. Plaintiffs allege violations of the Sherman Antitrust Act and the Packers and Stockyards Act and seek, among other relief, treble damages. The complaint was consolidated with a subsequently filed consolidated amended class action complaint styled as In re Broiler Chicken Grower Litigation. Additional named plaintiffs filed similar class action complaints in federal district courts in North Carolina, Colorado, Kansas and California. All actions were subsequently consolidated in the Eastern District of Oklahoma. The Oklahoma court has entered a case management order requiring all motions for summary judgment to be filed by July 31, 2023, with oppositions and replies due September 22, 2023, and October 13, 2023, respectively. In relation to this matter a provision for the estimate of probable loss was recognized within selling, general and administrative expense in the consolidated statements of income for the year ended December 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

State Antitrust Matters

The Offices of the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs requests, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. PPC is cooperating with the Offices of the Attorneys General in these states in producing documents pursuant to the CIDs.

The Offices of the Attorneys General in New Mexico and Alaska have filed complaints against PPC. The complaints are based on allegations similar to those asserted in the Broiler Chicken Antitrust Litigation. PPC has not recorded any liability for the foregoing matters as of December 31, 2021 as it does not believe a loss is probable at this time because the proceedings are in preliminary stages.

DOJ Antitrust Matters

In July 2019, the DOJ issued a subpoena to PPC in connection with its investigation arising from the Broiler Chicken Antitrust Litigation. PPC has been cooperating with the DOJ investigation.

In June 2020 and October 2020, a Grand Jury in the Colorado Court pursuant to an indictment and superseding indictment, respectively, indicted Jayson Penn, a former chief executive officer and president of PPC, William Lovette, a former chief executive officer of PPC, former employees of PPC and employees of different companies. The indictments alleged, among other charges, that the defendants entered into and engaged in a conspiracy to suppress and eliminate competition by rigging bids and fixing prices and other price-related terms for broiler chicken products sold in the U.S., in violation of Section 1 of the Sherman Antitrust Act. Mr. Penn pleaded not guilty to the charges and left PPC in June 2020.

In October 2020, PPC announced that it had entered into a plea agreement (“Plea Agreement”), with the DOJ pursuant to which PPC agreed to (i) plead guilty to one count of conspiracy in restraint of competition involving sales of broiler chicken products in the U.S. in violation of Section 1 of the Sherman Antitrust Act, and (ii) pay a fine of US$110.5 million. As a result, an expense of R$616.7 million was recognized in selling, general and administrative expenses in the consolidated statement of income for the year ended December 31, 2020. Under the Plea Agreement, the DOJ agreed not to bring further charges against PPC for any antitrust violation involving the sale of broiler chicken products in the U.S. occurring prior to the date of the Plea Agreement. In February 2021, the Colorado Court approved the Plea Agreement and assessed an amended fine of US$107.9 million (R$602.1 million as of December 31, 2021). PPC continues to cooperate with the DOJ in connection with the ongoing federal antitrust investigation into alleged price fixing and other anticompetitive conduct in the broiler chicken industry.

In July 2021, PPC learned of an additional indictment by a Grand Jury in the Colorado Court against four former employees of PPC, which alleged similar claims to the earlier indictments. In July 2022, PPC learned of a superseding indictment by a Grand Jury in the Colorado Court alleging that one of the former employees named in the July 2021 indictment engaged in witness tampering and obstruction of an official proceeding. The DOJ conducted three trials against the defendants in the indictments mentioned above. The juries did not reach a verdict in the first two trials and the court declared mistrials. In the third trial, the jury acquitted Messrs. Penn and Lovette, two additional former employees of PPC, and a former employee of a different company.

In February 2022, PPC learned that the DOJ has opened a civil investigation into human resources antitrust matters, and in October 2022, PPC learned that the DOJ has opened a civil investigation into grower contracts and payment practices. PPC has begun, and will continue, to cooperate with the DOJ in its investigations.

Mexico Tax Claims and Proceedings

During 2014 and 2015, Mexican tax authorities opened a review of a Mexican subsidiary of PPC in regards to tax years 2009 and 2010, respectively. In both instances, the Mexican tax authorities claim that controlled

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

company status did not exist for certain subsidiaries because the Mexican subsidiary of PPC did not own 50.0% of the shares in voting rights of Incubadora Hidalgo, S. de R.L. de C.V. and Comercializadora de Carnes de México S. de R.L. de C.V. (both in 2009) and Pilgrim’s Pride, S. de R.L. de C.V. (in 2010). As a result, according to the tax authorities, the Mexican subsidiary of PPC should have considered dividends paid out of these subsidiaries partially taxable since a portion of the dividend amount was not paid from the net tax profit account (CUFIN). The Mexican subsidiary of PPC is currently appealing. As of December 31, 2021, the amounts under appeal are R$184.2 million (US$33 million) and R$112.7 million (US$20.2 million) for tax years 2009 and 2010, respectively. No loss has been recorded for these amounts at this time.

In May 2022, the Mexican tax authorities issued tax assessments against Pilgrim’s Pride, S. de R.L. de C.V. and Provemex Holdings, LLC in connection with PPC’s acquisition of Tyson de México. Following the acquisition, PPC re-domiciled Provemex Holdings, LLC to Mexico. The Mexico tax authorities claim that Provemex Holdings, LLC was a Mexican entity at the time of the acquisition and, as a result, were obligated to pay taxes on the sale. The Mexican subsidiary of PPC is currently appealing these assessments. Amounts under appeal are approximately US$248.4 million for such tax assessments. No provision has been recorded for these amounts at this time.

Other Claims and Proceedings

In October 2016, a series of class action complaints were filed by a putative class of persons who purchased shares of PPC’s stock between February 21, 2014 and October 6, 2016 in the U.S. District Court for the District of Colorado (the “Colorado Court”), against PPC and its named executive officers (the “Hogan Litigation”). The operative complaints, which have been amended throughout the litigation, contain allegations that PPC’s SEC filings contained statements that were rendered materially false and misleading by PPC’s failure to disclose that (i) PPC colluded with several of its industry peers to fix prices in the broiler-chicken market as alleged in the Broiler Chicken Antitrust Litigation, (ii) its conduct constituted a violation of federal antitrust laws and (iii) PPC’s revenues during the class period were the result of illegal conduct. Since the original filing, the Colorado Court has granted various motions to dismiss and issued judgment in favor of the defendants. The plaintiff has filed a notice of appeal with the U.S. Court of Appeals for the Tenth Circuit, which is now fully briefed, including oral argument on January 17, 2023, and is awaiting a decision.

In March and April 2017, several stockholder derivative actions were brought against all of PPC’s directors and then-Chief Executive Officer, William Lovette and then-Chief Financial Officer, Fabio Sandri, in the Nineteenth Judicial District Court for the County of Weld in Colorado. The complaints alleges, among other things, that the named defendants breached their fiduciary duties by failing to prevent PPC and its officers from engaging in an antitrust conspiracy as alleged in the Broiler Chicken Antitrust Litigation, and issuing false and misleading statements as alleged in the Hogan Litigation. The complaints were consolidated and amended to add former PPC executives Jayson Penn, Roger Austin and Jimmie Little as named defendants (the “Derivative Litigation”). Since the original filings, there have been various amendments to the complaints, motions to dismiss and stays entered into by the Colorado court. PPC has filed a motion to dismiss the Derivative Litigation, which the Colorado Court granted in its entirety and with prejudice.

In July 2020, United Food and Commercial Workers International Union Local 464A (“UFCW”), acting on behalf of itself and a putative class of persons who purchased shares of PPC stock between February 9, 2017 and June 3, 2020, filed a class action complaint in the Colorado Court against PPC, and Messrs. Lovette, Penn, and Sandri (the “UFCW Litigation”). The complaint alleges, among other things, that PPC’s public statements regarding its business and the drivers behind its financial results were false and misleading due to the defendants’ purported failure to disclose its participation in an antitrust conspiracy as alleged in the Broiler Chicken Antitrust Litigation and the criminal indictment described further above. In September 2020, UFCW and the New Mexico State Investment Council (“NMSIC”), filed competing motions to be appointed lead plaintiff under the Private Litigation Securities Reform Act. In March 2021, the court appointed NMSIC as lead plaintiff. In May 2021, NMSIC filed an amended complaint and PPC and the other defendants moved to dismiss the amended complaint

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

in July 2021, which is now fully briefed. In March 2022, the Colorado Court granted the motion to dismiss with prejudice as to all claims. The plaintiffs filed a motion to amend the judgment in April 2022, which the Colorado Court denied in October 2022.

Exposure and Resolution

PPC cannot predict the outcome of these actions nor when they will be resolved. The consequences of the pending litigation matters are inherently uncertain, and adverse actions, judgments or settlements in some or all of these matters, including investigations by the DOJ or the Offices of the Attorneys General, may result in materially adverse monetary damages, fines, penalties or injunctive relief against PPC, which could be material and could adversely affect PPC’s financial condition or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage PPC’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the U.S. government’s recent focus and attention on market dynamics in the meat processing industry could expose PPC to additional costs and risks.

Other proceedings with possible outcome

As of December 31, 2021, we had other ongoing proceedings in the amount of R$13.8 billion (R$12.2 billion at December 31, 2020) which refer to civil, tax and labor proceedings whose loss potential, according to the evaluation of its legal advisors, is possible, for which the our management has not set an accrual for possible loss.

Compliance Program

Since the execution of the Brazilian Collaboration Agreements and Leniency Agreement in 2017 (see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), JBS S.A. and its subsidiaries have made substantial investments in the improvement of their anti-bribery and anti-corruption compliance program (the “ABAC Program”). In particular, the ABAC Program has been structured around the key pillars described below:

•

Leadership and tone at the top. The ABAC Program is overseen by JBS S.A.’s board of directors through reporting from compliance department leadership. Senior professionals with significant legal and compliance experience in government and private practice have been hired to oversee the day-to-day operation of each company’s compliance department. These professionals include a Global Chief Ethics and Compliance Officer and heads of compliance in the United States, Brazil, Australia and the United Kingdom. The leadership teams are supported by dedicated compliance professionals who manage the compliance function. The ABAC Program also is supported by ethics and compliance committees, which have been implemented at JBS S.A., JBS USA and PPC. The committees meet at least quarterly and include senior business leaders or other business unit leaders. The committees address a variety of compliance matters, including assisting with improvements to the ABAC Program, reviewing ethics cases and providing guidance to the compliance departments.

In June 2022, as a part of our strategy to consolidate the ABAC Program under a global structure, JBS S.A. formed the Global Compliance Committee, which is an executive committee comprised of the JBS Chief Ethics and Compliance Officer, JBS S.A. Compliance Director, PPC Head of Ethics and Compliance, JBS Australia General Counsel, J&F Investimentos SA Global Compliance Officer and the Chairman of the JBS S.A. board of directors. The goal of the Global Compliance Committee is to harmonize key compliance-related policy areas in the company’s worldwide business. Specifically, the Global Compliance Committee’s organizational document charges the Global Compliance Committee with:

•	advising, supporting and identifying matters and subjects to improve within the ABAC Program, including detecting potential violations of law, regulations or policy;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	recommending the implementation of policies to be applied globally by all of our companies;

•	helping ensure that our business is conducted with integrity and ethics, in accordance with all relevant laws and regulations, our Code of Conduct, policies and internal controls practices; and

•	preventing, detecting and correcting any ethical, behavioral, and/or any compliance-related deviation.

•

Risk assessment. JBS S.A. has conducted periodic risk assessments, with the assistance of experienced professionals, to understand the bribery and compliance risks associated with the company’s business activities. The risk assessments have been used to adapt our ABAC Program to the risks we face, including developing additional training and implementing mitigating controls.

•

Policies and procedures. We have adopted an updated global Code of Conduct, which is available in multiple languages, and have established and updated risk-based policies applicable to our business and the risks that we face. Our policies address the risks of bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third parties. Under the guidance of the Global Compliance Committee, we recently adopted a Global Anti-Bribery Anti-Corruption Policy that applies to all of our businesses.

•

Training. Our employees receive training on our Code of Conduct and our policies, including our Global Anti-Bribery and Anti-Corruption Policy. Training is provided at onboarding and periodically thereafter.

•

Ethics line and investigations. We have implemented a global ethics reporting line that is hosted by an independent third party, which allows any interested party to report potential or suspected violations of our code, policies or applicable law on an anonymous basis. We have policies and procedures that govern how we review and investigate ethics line reports and, if necessary, impose discipline and implement remedial measures. Our Code and policies prohibit retaliation against anyone making a good faith report of a violation of the law or our Code and policies.

•

Third parties. We have implemented measures to mitigate ABAC risk presented by third parties, including conducting risk-based diligence on third parties, requiring compliance with our Business Associate Code of Conduct, which is similar to our Code, third party training and other risk mitigating measures.

•

Communications. We regularly communicate with our employees to promote our policies, drive engagement and highlight the risks we face. We also periodically host compliance events or participate in company events to promote ethics and compliance priorities.

•

Controls. The ABAC Program includes risk-based controls that have been implemented to mitigate material compliance risks. The controls include KPIs that allow our compliance professionals to track risks and assess the status and effectiveness of the ABAC Program. Other controls require the approval from the compliance department of certain transactions involving government officials or prohibit transactions with certain high risk parties.

•

Monitoring. We seek opportunities on an ongoing basis to improve the ABAC Program and we have undergone internal and external reviews intended to identify such opportunities. We have hired experienced professionals, including law firms and international auditing firms, to evaluate our program and we have collaborated with those professionals to refine our program to further mitigate risk.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

THE GLOBAL PROTEIN INDUSTRY

Global Beef Industry

Beef is a rich source of protein and the third most produced and consumed protein in the world, after pork and poultry. According to data from the USDA, the world cattle herd stood at approximately 1.0 billion head in 2021, producing 58.2 million tons of beef.

Imports and Exports

According to the USDA, global beef imports reached a total of 9.9 million tons in 2021, representing a 2.3% increase from 2020. In the future, imports are expected to rise due to increased demand from developed and emerging nations and the expectation that the volume of beef imports in China will increase as the gap between domestic production and demand widens. In September 2021, Brazil suspended beef exports to China, after confirming two cases of atypical mad cow disease in separate meat plants. China resumed trade with Brazil in December 2021.

Despite being the world’s leading beef producing nation, the United States is also a significant importer of beef as domestic production is insufficient to meet the full demand of United States consumers. The European Union, China and Russia are examples of other major markets experiencing deficits in beef production, making them dependent on importing beef from foreign markets.

The United States, despite a production deficit, is the world’s second largest beef exporting nation according to the USDA, exporting premium beef cuts to the global market. Australia was the world’s third largest beef exporter in 2021. Australia and the U.S. combined for 24.9% of total exports in 2021.

Key Geographies Where We Operate

United States

Excluding India, which for religious reasons does not make a significant part of its cattle herd available for commercial purposes, the United States had the third largest commercial cattle herd in the world, with 91.9 million head of cattle, and was the world’s top beef producing nation in 2021, producing 12.7 million tons of beef, according to the USDA. The U.S. has more cattle in feedlots than any other country. Feedlots are the preferred method of raising commercial cattle in the United States due to the high quality of meat procured and the shorter time to prepare cattle for slaughter when compared to the free range method of raising cattle.

Pure U.S. beef processors generally buy cattle raised in feedlots on the spot market or pursuant to market-priced supply agreements. They process the cattle in their own facilities and sell the beef to various customers or further processors. Cattle are normally purchased at market prices and kept for less than one day before slaughter. Pure beef processors are primarily “spread” operators, and their operating profit is largely determined by the operational efficiency of their facilities, as opposed to fluctuations in market prices for cattle and beef. In the United States we operate as a pure beef processor.

Australia

Grazing is the most common method for raising and feeding cattle in Australia. This method has lower feed input costs and requires a longer period of time for cattle to reach maturity. However, Australia also has a grain-fed beef cattle segment, which supplies beef predominantly processed for export, especially to Japan and South Korea. Australia has been one of the world’s leading beef exporters for over a decade. Its largest export markets in 2021 were Japan, South Korea, China and the United States, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Brazil

According to the USDA, Brazil has the largest commercial herd of beef cattle in the world with 264.2 million head of cattle as of 2021. The Brazilian beef industry has undergone an intense process of internationalization. As a result, Brazilian beef exports have grown considerably. The increase in Brazilian beef exports is a result of increased productivity in the Brazilian beef sector and reduced production costs, intensified marketing and advertising campaigns and an increased number of export destinations.

Brazil offers a number of competitive advantages in the production of beef, the most important of which include:

•

low production costs. According to the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada) at the Luiz de Queiroz College of Agriculture at the University of São Paulo, Brazil has one of the lowest production costs for beef among the world’s leading producers;

•

high potential for production growth. Brazil currently has the largest commercial beef cattle herd in the world and still has large tracts of land available in rural areas, which also makes it possible to substantially increase the farming and production of Brazilian beef;

•

grazing method of cattle farming and other advantages. Cattle farming in Brazil is predominantly grazing. Unlike most of the world’s top beef producers (including the United States and the countries of the European Union), Brazilian cattle graze and/or are fed on vegetable-based feed, which is seen as a factor that eliminates the risk of an outbreak of BSE among Brazilian cattle. In addition, the beef produced in Brazil has a low fat content and generally does not contain growth hormones used in cattle farming in other countries. Such factors are important to the marketing position for Brazilian beef, especially for a number of developed countries; and

•

strong demand from the domestic market. Brazil has a large domestic market for beef that consumed around 76.2% of its production in 2021. This strong demand from the domestic market makes it possible to optimize the utilization and processing of each carcass, which is believed to represent a competitive advantage in relation to other beef producers around the world.

Global Pork Industry

Pork is the most consumed protein in the world with China, the United States and the European Union representing the largest markets globally. According to data from the USDA, the world hog herd in 2021 stood at approximately 784.6 million head, producing 107.6 million tons of pork.

Imports and Exports

The world pork trade is growing faster than world pork production. Declining trade barriers are allowing pork to move more freely around the globe than ever, which is beneficial for pork producers who can produce quality pork at a competitive price, according to the industry publication National Hog Farmer.

China is among the fastest growing markets for pork imports and the world’s largest pork market. A gap between consumption and production in China is fueling demand for pork imports. China imported 4.3 million metric tons of pork in 2021. This is 18.0% less than its 2020 imports but still more than any other country. Japan was previously the world’s top pork importer for more than 20 years until 2016 when China became the world’s largest importer.

The European Union was the world’s largest pork exporting region in 2021, exporting 56.5% more pork than the United States, the second largest exporter. The European Union is expected to remain the top exporter globally as it has been successfully expanding pork sales to key markets such as China, South Korea and Japan.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The weakening euro relative to the U.S. dollar has also supported growth in European pork exports. Combined, the European Union and the United States accounted for 67.0% of world pork exports in 2021, according to the USDA.

Key Geographies Where We Operate

United States

The United States had the third largest commercial hog herd in the world in 2021, with 74.5 million head and was also the third largest global producer in 2021, having produced 12.6 million tons of pork. The United States was also the third largest consumer, having consumed 9.9 million tons in 2021, according to the USDA.

In the United States, pork processors include vertically integrated companies, who own and raise hogs for use in their own processing facilities, and pure processors, who do not own hogs. Pure processors generally purchase finished hogs under long-term supply contracts at prevailing market prices, process the hogs in their own facilities and sell the finished products at spot prices. Pure processors are typically exposed to oscillations in market prices for less than two weeks and are primarily “spread” operators with their operating profit largely determined by a plant’s operating efficiency and not by fluctuations in the market prices for hogs and pork products. Our pork operations based in the United States are a mix of pure pork processors and vertically integrated processors.

Global Chicken Industry

Chicken is the second most consumed protein in the world, after pork, and the most commonly consumed protein in the United States and Brazil. The largest chicken consuming regions in the world in 2021 were the United States, followed by China, Brazil and the European Union. According to the USDA, the world produced 100.5 million tons of chicken in 2021.

Imports and Exports

According to the USDA, world chicken imports reached a total of 10.9 million tons in 2021. The largest importers of poultry products in 2021 were Japan, Mexico, China, United Kingdom, the European Union and Saudi Arabia, which together accounted for 43.3% of the world’s imports of chicken products in aggregate.

Brazil was the largest exporter with 31.7% share of global chicken exports in 2021. The United States was the world’s second largest chicken exporter in 2021, with 3.4 million tons shipped. Export demand growth will likely be driven by increased market access, removal of trade restrictions on U.S. poultry, robust Chinese demand and a continued weakness in the Brazilian real.

Key Geographies Where We Operate

United States

Chicken products are the most commonly consumed source of protein in the United States. According to the USDA, the United States represented the largest production and consumption market globally in 2021, having produced 20.4 million tons and consumed 17.2 million tons of chicken.

Large-scale chicken processors in the United States are typically vertically integrated processors. Vertically integrated processors own and raise brood hens to lay eggs for incubation. Once hatched, the chicks are transported to independently contracted growth farms where they develop until they reach the age of seven to nine weeks. The processor supplies the hired farmers with the chicks, feed and veterinary services. Additionally, since chicks consume feed (meal produced from corn and soybean meal) with a replacement price that is subject to variations in market price, vertically integrated poultry processors have direct financial exposure to volatility in such grain prices.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The United States chicken sector is characterized by daily price alterations based on seasonal consumption patterns and overall supply and demand for chicken and other meats in the United States and abroad. The prices for chicken vary over time and are affected by inventory levels, production cycles, weather, disease and bird feeding costs, among other factors.

European Union

Chicken is the second most consumed protein in the European Union, after pork. According to the USDA, in 2021 the European Union was the fourth largest chicken producer in the world, with production of 10.8 million tons and the fourth largest chicken consumer, having consumed 9.6 million tons. Over the last ten years, the European Union’s chicken production increased 14.1%, which represents an average annual growth of 1.4%.

Brazil

Chicken is the most commonly consumed protein in Brazil, followed by beef and pork. Brazil is the world’s third largest consumer of chicken, having consumed 10.3 million tons in 2021. According to World Poultry and the USDA, the Brazilian chicken industry has experienced significant growth over the past four decades, with production rising from 0.4 million tons in 1973 to 14.5 million tons in 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those discussed in the forward-looking statements for several reasons, including those described under “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and other issues discussed herein. The following analysis and discussion of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, (1) the financial statements and related notes, which are included elsewhere in this prospectus, and (2) the information presented under the sections entitled “Presentation of Financial and Other Information” and “Summary—Summary Historical Financial Data.”

Overview

We are the largest protein company and the largest food company in the world in terms of net revenue for the year ended December 31, 2021, according to Bloomberg’s Food Index and publicly available sources. Our net revenue was R$350.7 billion (US$62.8 billion) and R$270.2 billion (US$48.4 billion) for the years ended December 31, 2021 and 2020, respectively. Our net income was R$20.5 billion (US$3.7 billion) and R$4.7 billion (US$0.8 billion) for the years ended December 31, 2021 and 2020, respectively. Our Adjusted EBITDA was R$45.7 billion (US$8.2 billion) and R$29.6 billion (US$5.3 billion) for the years ended December 31, 2021 and 2020, respectively. Through strategic acquisitions and capital investment, we have created a diversified global platform that allows us to prepare, package and deliver fresh and frozen, value-added and branded beef, poultry, pork, fish and lamb products to leading retailers and foodservice customers. We sell our products to more than 275,000 customers worldwide in approximately 190 countries on six continents.

As of December 31, 2021, we were:

•

the #1 global beef producer in terms of capacity, with operations in the United States, Australia, Canada and Brazil and an aggregate daily processing capacity of approximately 76,150 heads of cattle according to Nebraska Public Media;

•

the #1 global poultry producer in terms of capacity, with operations in the United States, Brazil, United Kingdom, Mexico, Puerto Rico and Europe, and an aggregate daily processing capacity of approximately 13.8 million chickens according to WATT Poultry, a global resource for the poultry meat industries;

•

the #2 largest global pork producer in terms of capacity, with operations in the United States, Brazil, the United Kingdom, Australia and Europe, and an aggregate daily processing capacity of approximately 131,075 hogs according to WATT Poultry;

•	a leading lamb producer in terms of capacity, with operations in Australia and Europe and an aggregate daily processing capacity of approximately 16,310 heads;

•	a regional leading fish producer in terms of capacity, with operations in Australia and an aggregate daily processing capacity of approximately 39,200 fish; and

•	a significant global producer of value-added and branded meat products.

We primarily sell protein products, which include fresh and frozen cuts of beef, pork, lamb, sheep and fish, whole chickens and chicken parts, to retailers (such as supermarkets, club stores and other retail distributors), and foodservice companies (such as restaurants, hotels, foodservice distributors and additional processors). Our food products are marketed under a variety of national and regional brands, including: in North America, “Swift,” “Just Bare,” “Pilgrim’s Pride,” “1855,” “Gold Kist Farms,” “Del Dia,” “Northern Gold” and “Canadian Diamond” and premium brand “Sunnyvalley”; in Brazil, “Seara,” “Friboi, “Maturatta,” “Reserva Friboi,” “Seara Da Granja,” “Seara Nature,” “Massa Leve,” “Marba,” “Doriana,” “Delícia,” “Primor,” “Delicata,” “Incrível,”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

“Rezende,” “LeBon,” “Frango Caipira Nhô Bento,” “Seara Turma da Mônica,” and premium brands “1953”, “Seara Gourmet”, “Hans” and “Eder”; in Australia, “Great Southern” and “AMH”; and in Europe, “Moy Park” and “O’Kane.” We also produce value-added and branded products marketed, primarily under our portfolio of widely recognized consumer brands in some of our key markets, including “Seara” in Brazil, “Primo,” “Rivalea” and “Huon” in Australia and “Beehive” in New Zealand.

We are geographically diversified. In the year ended December 31, 2021, we generated 74.0% of our net revenue from sales in the countries where we operate our facilities, which we classify as domestic sales, and 26.0% of our net revenue represented export sales. The United States, Brazil and Australia are leading exporters of protein to many fast-growing markets, including Asia, Africa and the Middle East. Asia represented 54.5% of our net revenue from export sales in the year ended December 31, 2021, primarily from sales in China, Japan and South Korea. Africa and the Middle East collectively represented 10.9% of our net revenue from export sales in the year ended December 31, 2021.

Reportable Segments

Our management has defined our operating segments based on the reports that are used to make strategic decisions, analyzed by our chief operating decision maker, who is our chief executive officer. We operate in the following seven reportable business segments: (1) Brazil; (2) Seara; (3) Beef North America; (4) Pork USA; (5) Pilgrim’s Pride; (6) Australia; and (7) Others. For additional information, see note 26 to JBS S.A.’s audited financial statements and “Information about JBS S.A.—Description of Business Segments.” Each segment’s operating performance is evaluated by our chief operating decision maker based on Adjusted EBITDA. See “Presentation of Financial and Other Information—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin.”

Description of Main Consolidated Statement of Income Line Items

Net Revenue

The vast majority of our net revenue is derived from contracts which are based upon a customer ordering our products. Net revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. We account for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by us.

We evaluate the transaction for distinct performance obligations, which are the sale of our products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of net revenue. There are instances of customer pick-up at our facility, in which case control transfers to the customer at that point and we recognize net revenue. Our performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration (i.e., discounts, rebates, incentives and the customer’s right to return products). Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative net revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. We can incur incremental costs to obtain or fulfill a contract, such as broker expenses which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

We receive payments from customers based on terms established with the customer. Payments are typically due within seven days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when we have an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. We recognize net revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

We disaggregate our net revenues by (i) domestic sales, which refer to internal sales of each geographical location and; (ii) export sales, which refer to external sales of each geographical location.

We also disaggregate our net revenues between Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others to align with our segment presentation in note 26 to JBS S.A.’s audited financial statements.

Net revenue by significant category are as follows:

	For the year ended December 31,
	2021 (1)	2021	2020
	(in millions of US$)	(in millions of Brazilian reais)
Domestic sales	46,517.4	259,613.7	199,828.1
Export sales	16,320.0	91,081.8	70,376.1

Net Revenue	62,837.4	350,695.6	270,204.2

We break down our net revenue amongst our seven segments as set forth below.

•

Net Revenue from Sales of Brazil. This segment includes all of our operating activities in Brazil, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products, such as leather, collagen and other products produced in Brazil. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

•

Net Revenue from Sales of Seara. This segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Net revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chain.

•

Net Revenue from Sales of Beef North America. This segment includes JBS USA’s beef processing operations in North America and the plant-based businesses. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the United States and Vivera produces and sells plant-based protein products in Europe.

•	Net Revenue from Sales of Pork USA. This segment includes JBS USA’s pork operations, including Swift Prepared Foods. Net revenues are generated from the sale of products predominantly to retailers

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

of fresh pork, including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, net revenues are generated from the sale of case ready products, including the recently acquired Sunnyvalley business.

•

Net Revenue from Sales of Pilgrim’s Pride. Our Pilgrim’s Pride segment includes PPC’s operations, including Moy Park, Tulip, PFM, PPL and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates net revenue from the sale of prepared pork products through PPL. The segment includes PFM, and generates net revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

•

Net Revenue from Sales of Australia. Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef net revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. JBS Australia also generates net revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

•

Net Revenue from Sales of Others. Our Others segment includes certain operations not directly attributable to our primary segments set forth above, such as international leather operations and other operations in Europe.

Cost of Sales

A significant portion of our cost of sales consists of raw materials, primarily biological assets and feed ingredients. We incur costs to (1) purchase livestock (cattle, hogs and lamb) ready for slaughter in the production of beef, pork and lamb products and (2) feed live animals (chickens and hogs) for breeding and slaughter in the production of chicken and pork products in our vertically-integrated operations. Raw materials costs are generally influenced by fluctuations in prices to purchase (i) livestock in the spot market or under contracts and (ii) feed ingredients, primarily corn and soy meal, which are the main feed ingredients required in our vertically integrated operations. In addition to purchasing livestock and feed ingredients, our cost of sales also consists of other production costs (including packaging and other raw materials) and labor. The key drivers of costs by segment are as follows:

•

Brazil. In Brazil we generally purchase cattle livestock in the spot market transactions or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our Brazil operations are impacted primarily by grass-fed cattle supply. Reductions in the breeding herds can affect supply, and thus costs, over a period of years.

•	Seara. Our vertically-integrated chicken and pork operations are impacted primarily by fluctuations in the price of feed ingredients.

•

Beef North America. We generally purchase cattle livestock in the spot market or under contracts that fluctuate with market conditions as we do not keep or raise our own cattle. Our beef operations are

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

impacted primarily by fed cattle supply. Our beef business is directly affected by fluctuations in the spot market based on available supply and indirectly influenced by fluctuations in the price of feed ingredients.

•

Pork USA. In North America, we generally purchase pork livestock in the spot market or under contracts that fluctuate with market conditions and we raise only about 14% of our hogs. Our pork business is directly affected by fluctuations in the price of feed ingredients.

•	Pilgrim’s Pride. Our vertically-integrated chicken operations are impacted primarily by fluctuations in the price of feed ingredients.

•	Australia. Our Australian beef operations are impacted primarily by grass-fed cattle supply.

•

Others. Includes certain costs and expenses related to our operations not directly attributable to the primary segments, such as certain of our corporate expenses and our costs and expenses related to our international leather operations and other operations in Europe.

Adjusted EBITDA

Adjusted EBITDA is calculated by making the following adjustments, as further described in this prospectus (see “Summary—Summary Historical Financial Data”), to net income: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with the DOJ and antitrust agreements; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of JBS fund for the Amazon; and exclusion of certain other income (expenses), net

Operating Expenses

Our operating expenses consists primarily of:

•	General and Administrative Expenses. This line item primarily includes expenses relating to corporate payroll, utilities and maintenance of our corporate offices and headquarters.

•	Selling Expenses. This line item includes expenses relating to advertising, freights, payment of commissions and salaries to members of our sales team and allowances for doubtful accounts.

Net Finance Expense

Net finance expense includes expenses relating to interest incurred on our indebtedness, interest income, gains and losses related to our net exposure to foreign currencies and fair value adjustments from financing and commodity-related derivative transactions.

Items Affecting Comparability of Financial Results

Acquisitions

We have a track record of acquiring and integrating operations. Through strategic acquisitions, we have created a diversified global platform and our net revenues have increased significantly, in part, due to our acquisitions. Since 2020, we have entered into several acquisitions, including primarily: (1) the Margarine and Mayonnaise Business Acquisition, which closed on November 30, 2020; (2) the Empire Acquisition, which closed on April 6, 2020; (3) the Vivera Business Acquisition, which closed on June 17, 2021; (4) the Pilgrim’s Food Masters Acquisition, which closed on September 24, 2021; (5) the Huon Acquisition, which closed on November 17, 2021; and the (6) Sunnyvalley Acquisition, which closed on December 1, 2021.

None of the acquisitions (individually or in the aggregate) that we completed during the periods discussed below is considered significant under the rules governing the inclusion of pro forma and historical financial

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

statements in an SEC-registered offering of securities. Therefore, neither pro forma financial statements of JBS S.A. giving effect to these acquisitions nor separate historical financial statements of the acquired or divested businesses would be required to be included under Article 11 and Rule 3-05 of Regulation S-X. Accordingly, we have not included any pro forma financial information reflecting any acquisitions or any historical carve-out financial statements of any acquired businesses in this prospectus.

Currency

As a global company, our results of operations and financial condition have been, and will continue to be, affected by the rate of the depreciation or appreciation of the Brazilian real against foreign currencies. Any depreciation or appreciation of the Brazilian real against foreign currencies may impact our revenues, causing a monetary increase or decrease, provided that the other variables remain unchanged. In addition, a substantial portion of our loans and financings is denominated in foreign currencies. For this reason, any depreciation of the Brazilian real against foreign currencies may significantly increase our finance expense and our current and non-current loans and financings denominated in reais. Conversely, any appreciation of the Brazilian real against foreign currencies may significantly decrease our finance expense and current and non-current loans and financings denominated in reais.

The effect of currency translation impacts consolidated revenue and expenses generated by subsidiaries that have functional currencies other than the Brazilian real, primarily JBS USA

The average Brazilian real/U.S. dollar exchange rate was R$5.158 per US$1.00 for 2020, as compared to R$5.396 per US$1.00 for 2021, representing a depreciation of the average value of the Brazilian real of 4.4% between these periods. The Brazilian real/U.S. dollar exchange rate as of December 31, 2021 was R$5.581 per US$1.00, as compared to R$5.197 per US$1.00 as of December 31, 2020, representing a depreciation of the Brazilian real of 6.9% in 2021. The Brazilian real/U.S. dollar exchange rate as of December 31, 2020 was R$5.197 per US$1.00, as compared to R$4.031 per US$1.00 as of December 31, 2019, representing a depreciation of the Brazilian real of 22.4% in 2020.

Principal Factors Affecting our Financial Condition and Results of Operations

Our results of operations have been influenced and will continue to be influenced by a variety of factors. In addition to the factors discussed below, factors that impact the results of our operations include outbreaks of livestock and poultry disease, product contamination or recalls, our ability to implement our business plan and the level of demand for our products in the countries in which we operate. Demand for our products in those countries is affected by the performance of their respective economies in terms of GDP, as well as prevailing levels of employment, inflation and interest rates.

Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia Segments

We operate globally and during the regular course of our operations are exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in our North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others.

Our risk management department is responsible for mapping our exposure to commodity prices and proposing strategies to our risk management committee in order to mitigate such exposure. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we enter into forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations—on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

In addition to the above, our risk management department monitors a number of other metrics and indicators that affect our operations in our Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride and Australia segments, including the following:

•	production volume;

•	plant capacity utilization;

•	sales volume;

•	selling prices;

•

customer demand and preferences (see “Risk factors—Risks relating to our Business and Industries—Changes in consumer preferences and/or negative perception of the consumer regarding the quality and safety of our products could adversely affect our business”);

•

commodity futures prices for livestock (see “Risk factors—Risks relating to our Business and Industries—Our results of operations may be adversely affected by fluctuations in market prices for, and the availability of, livestock and animal feed ingredients”);

•	the spread between livestock prices and selling prices for finished goods;

•	utility prices and trends;

•	livestock availability;

•	production yield;

•	seasonality;

•	the economy performance of the countries where we sell our products;

•	competition and industry consolidation;

•	taxation;

•	perceived value of our brands;

•

currency exchange rate fluctuations (in particular, between the U.S. dollar and the Australian dollar and the relationship between the U.S. dollar and the currencies in which we market our products) (see “Risk factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations”); and

•

trade barriers, exchange controls and political risk and other risks associated with export and foreign operations (see “Risk factors—Risks relating to our business and the beef, pork and chicken industries—Our exports pose special risks to our business and operations”).

Effects of the variation of prices for the purchase of raw materials on our costs of goods sold

Our principal raw materials is livestock and feed ingredients for our chicken operations. Raw materials accounted for a majority of the total cost of products sold during the year ended December 31, 2021. Changes in the price of cattle, pork and feed ingredients have a direct impact on operating costs and are based on factors beyond our management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others. We seek to hedge the price paid for cattle purchased through financial instruments in order to attempt to protect ourselves from price variations between their date of the purchase and their date of the delivery. Our risk management department is responsible for mapping the exposures to commodity prices of the JBS Group and proposing strategies to our risk management committee, in order to mitigate such exposures. Biological assets are a very important raw material used by us. In order to maintain future supply of these materials, we participate in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, we use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations—on inventories and sales contracts. We take the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The price of cattle, pork and feed ingredients in the domestic markets has significantly fluctuated in the past, and we believe that it will continue to fluctuate over the next few years. Any increase in the price of cattle, pork and feed ingredients and, consequently, production costs may adversely impact our gross margins and our results of operations if we are not able to pass these price increases to our clients. Conversely, any decrease in the price of cattle, pork and feed ingredients and, consequently, our production costs, may positively impact our gross margins and our results of operations.

Effect of level of indebtedness and interest rates

As of December 31, 2021, our total outstanding indebtedness was R$92,518.2 million, consisting of R$11,914.3 million of current loans and financings and R$80,603.9 million of non-current loans and financings, representing 58.1% of our total liabilities, which totaled R$159,312.4 million as of December 31, 2021.

As of December 31, 2020, our total outstanding indebtedness was R$65,906.7 million, consisting of R$4,562.1 million of current loans and financings and R$61,344.6 million of non-current loans and financings, representing 54.8% of our total liabilities, which totaled R$120,257.6 million as of December 31, 2020.

The interest rates that we pay on our indebtedness depend on a variety of factors, including local and international interest rates and risk assessments of our company, our industry and the global economies.

Fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues

Domestic market prices for fresh and processed products are generally determined in accordance with market conditions. These prices are also affected by the additional markup that retailers charge end consumers. We have negotiated these margins with each network of retailers and depending on the network, with each store individually.

Effects of fluctuations in export prices of fresh and processed products on operating revenues

Fluctuations in export prices of our raw and processed products can significantly affect our net operating income. The prices of fresh and processed products that we charge in domestic and export markets have fluctuated significantly in recent years, and we believe that these prices will continue to fluctuate in the future.

Effects of fluctuations in exchange rates between the Brazilian real and foreign currencies

Our results of operations and financial condition have been, and will continue to be, affected by the rate of the depreciation or appreciation of the Brazilian real against foreign currencies.

A substantial portion of our net revenue is linked to foreign currencies because the majority of our business is conducted by entities outside of Brazil and a large part of our exports are denominated in foreign currencies, principally U.S. dollars. Any depreciation or appreciation of the Brazilian real against foreign currencies may impact our revenues, causing a monetary increase or decrease, provided that the other variables remain unchanged.

In addition, a substantial portion of our loans and financings is denominated in foreign currencies. For this reason, any depreciation of the Brazilian real against foreign currencies may significantly increase our finance expense and our current and non-current loans and financings denominated in reais. Conversely, any appreciation of the Brazilian real against foreign currencies may significantly decrease our finance expense and current and non-current loans and financings denominated in reais.

Our risk management department enters into derivative instruments previously approved by our board of directors to protect financial assets and liabilities and future cash flow from commercial activities and net

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

investments in foreign operations. Our board of directors has approved financial instruments to hedge our exposure to loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than our functional currency of reais. The primary exposures to exchange rate risk are in U.S. Dollars, Euros, British Pound, Mexican Pesos and Australian Dollars.

Impacts from Russia and Ukraine conflict

The Russia-Ukraine war began in February 2022. The impact of the ongoing war and sanctions will not be limited to businesses that operate in Russia and Ukraine and may negatively impact other global economic markets including where we operate. The impacts have included and may continue to include, but are not limited to, higher prices for commodities, such as food products, ingredients and energy products, increasing inflation in some countries, and disrupted trade and supply chains. The conflict has disrupted shipments of grains, vegetable oils, fertilizer and energy products.

The impact on the agriculture markets falls into two main categories: (1) the effect on Ukrainian crop production, as the region is key in global grain production; and (2) the duration of the disruption in trade flows. Safety and financing concerns in the region are restricting export execution, which is in turn forcing grain and oil demand to find alternative supply. The duration of the war and related volatility makes global markets extremely sensitive to growing-season weather in other global grain producing regions and has led to a large risk premium in futures prices. The continued volatility in the global markets as a result of the war has adversely impacted our costs by driving up prices, raising inflation and increasing pressure on the supply of feed ingredients and energy products throughout the global markets. In the third quarter of 2022, Ukraine resumed water-borne exports and their export volumes continue to climb. Their supply constraints did not have a material impact on our costs during the third quarter.

In addition, the U.S. government and other governments in jurisdictions in which we operate have imposed sanctions and export controls against Russia, Belarus and interests therein and threatened additional sanctions and controls. Our business may be impacted by the increase in energy prices and the availability of energy during the winter months. The impact of these measures, now and in the future, could adversely affect our business, supply chain or customers. See “Risk Factors—Risks Relating to the Markets in Which We Operate—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action” for additional information.

Impact of Inflation

Most of the countries and regions in which we operate, including the United States, Brazil, Australia, Mexico and Europe, are currently experiencing pronounced inflation. None of the locations in which we operate are experiencing hyperinflation. All segments experienced inflation in operating costs, especially in labor, freight and transportation and certain materials. We have also experienced high average sales prices impacted by the current inflationary environment. We expect these trends to continue through 2023. We have responded to inflationary challenges in 2022 by continuing negotiations with customers to recoup the extraordinary costs we have experienced. We also continue to focus on operational initiatives that aim to deliver labor efficiencies, better agricultural performance and improved yields.

For more information about the risks of inflation on our operations, see “Risk Factors—Risks Relating to the Markets in Which We Operate—Deterioration of global economic conditions could adversely affect our business” and “—We are exposed to emerging and developing country risks,” —The Brazilian government exercises, and will continue to exercise, significant influence over the Brazilian economy. These influences, as well as the political and economic conditions of the country, could negatively affect our activities” and “—Our business may be negatively impacted by economic or other consequences from Russia’s war against Ukraine and the sanctions imposed as a response to that action.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Overview of Results

We recorded a net income of R$20,529.7 million in 2021, compared to a net income of R$4,654.9 million in 2020.

Summary of Results

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

	For the year ended December 31,		% Change
	2021	2020
	(in millions of Brazilian reais)
Consolidated statement of income:
Net revenue	350,695.6	270,204.2	29.8%
Cost of sales	(284,510.6)	(224,985.9)	26.5%

Gross profit	66,185.0	45,218.3	46.4%

General and administrative expenses	(15,205.9)	(10,792.3)	40.9%
Selling expenses	(19,167.3)	(14,481.5)	32.4%
Other expenses	(177.2)	(333.6)	(46.9%)
Other income	543.0	838.6	(35.3%)

Net operating expense	(34,007.4)	(24,768.8)	37.3%

Operating profit	32,177.6	20,449.6	57.4%

Finance income	2,304.1	3,557.4	(35.2%)
Finance expense	(7,382.7)	(15,796.3)	(53.3%)

Net finance expense	(5,078.7)	(12,238.9)	(58.5%)

Share of profit of equity-accounted investees, net of tax	92.5	53.5	73.0%

Profit before taxes	27,191.5	8,264.2	229.0%

Current income taxes	(7,573.1)	(2,387.0)	217.3%
Deferred income taxes	911.3	(1,222.2)	174.6%

Total income taxes	(6,661.8)	(3,609.2)	84.6%

Net income	20,529.7	4,654.9	341.0%

Consolidated Results of Operations

Net Income

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net income	20,529.7	4,654.9	15,874.8	341.0%
Net margin (net income as percentage of net revenue)	5.9%	1.7%	—	4.1p.p.

For the reasons described below, we recorded net income of R$20,529.7 million for the year ended December 31, 2021, compared to R$4,654.9 million for the year ended December 31, 2020. The net margin was 5.8% for the year ended December 31, 2021, compared to 1.7% for the year ended December 31, 2020.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Net Revenue

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	350,695.6	270,204.2	80,491.4	29.8%

Our net revenue increased by R$80,491.4 million, or 29.8%, in 2021, as compared to 2020. Our net revenue was positively impacted by a 30.0% increase in average sales prices in all our segments, impacted by the current inflationary environment, and by an overall 4.3% decrease in our sales volumes with a decrease in sales volumes at our Brazil, Pork USA and Pilgrim’s Pride segments, which were partially offset by an increase in sales volumes at our Seara and Beef North America segments. For more information, see “—Segment Results.” In addition, our net revenue increased due to the depreciation of the Brazilian real against the U.S. dollar and its favorable impact on the currency translation of our international operations and the impact of our acquisitions in 2021. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

Cost of Sales

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Cost of sales	284,510.6	224,985.9	59,524.7	26.5%
Gross profit	66,185.0	45,218.3	20,966.7	46.4%
Cost of sales as percentage of net revenue	81.1%	83.3%	—	(2.1)p.p.

Our cost of sales increased by R$59,524.7 million, or 26.5%, in 2021, as compared to 2020, primarily due to: (1) the depreciation of the Brazilian real against the U.S. dollar and its impact on the currency translation of our international operations; (2) an increase in operating costs to R$243,361.4 million in 2021 from R$189,082.4 million in 2020 primarily resulting from (i) a 28.7% increase in the cost of raw materials due to increases in livestock and grain prices in certain regions where we operate impacted by inflation and (ii) a 14.6% increase in labor costs to R$33,347.8 million in 2021 from R$29,100.7 million in 2020 primarily due to increases in wages; and (3) the impact of our acquisitions in 2021. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

General and Administrative Expenses

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
General and administrative expenses	15,205.9	10,792.3	4,413.6	40.9%
General and administrative expenses as percentage of net revenue	4.3%	4.0%	—	0.3p.p.

Our general and administrative expenses increased by R$4,413.6 million, or 40.9%, in 2021, as compared to 2020, primarily due to (1) the depreciation of the Brazilian real against the U.S. dollar and its impact on the currency translation of our international operations; (2) an expense recognition related to the settlement agreement that JBS USA and PPC entered into with the SEC and the DOJ, respectively, totaling R$4,254.7 million in 2021 and R$1,283.1 in 2020; and (3) the impact of our acquisitions in 2021. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Selling Expenses

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Selling expenses	19,167.3	14,481.5	4,685.8	32.4%
Selling expenses as percentage of net revenue	5.5%	5.4%	—	0.1p.p.

Our selling expenses increased by R$4,685.8 million, or 32.4%, in 2021, as compared to 2020, primarily due to: (1) a 32.5% increase in freight expenses to R$16,158.8 million in 2021 from R$ 12,194.1 million in 2020 due to higher diesel prices and higher port and shipping costs; (2) a 40.7% increase in marketing and product promotion expenses to R$1,351.9 million from R$960.8 million due to expenses to promote our brands and increase consumer preference; and (3) a 20.2% increase related to labor expenses to R$968.7 million in 2021 from R$805.9 million in 2020 primarily related to increase in wages. In addition, our selling expenses increased due the depreciation of the Brazilian real against the U.S. dollar and its impact on the currency translation of our international operations; and the impact of our acquisitions in 2021. For more information, see “—Items Affecting Comparability of Financial Results—Acquisitions.”

Finance Expense, Net

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais)
Net finance expense	(5,078.7)	(12,238.9)	7,160.2	(58.5)%
Expenses from exchange rate variation	(9.8)	(7,846.1)	7,836.2	(99.9)%
Fair value income from derivatives transactions	254.5	(319.3)	573.8	(179.7)%
Interest expense	(5,264.6)	(4,770.3)	(494.3)	10.4%
Interest income	780.5	1,004.7	(224.1)	(22.3)%
Bank fees and others	(839.3)	(308.0)	(531.3)	172.5%

Our net finance expense decreased by R$7,160.2 million, or 58.5%, in 2021, as compared to 2020, primarily due to:

•

Expenses from Exchange Rate Variation – Expenses from the exchange rate variation decreased to R$9.8 million during 2021from R$7,846.1 million during 2020, primarily as a result of: the decrease in the exchange rate variation on intercompany balances to R$531.3 million in 2021 from R$7,570.6 million in 2020 as a result of the conversion of intercompany loans to equity investments that in substance form part of the reporting entity’s net investment in a foreign operation since the third quarter of 2020, and for which foreign exchange gains and losses are recognized in other comprehensive income instead of profit or loss; and (2) lower depreciation of the Brazilian real against foreign currencies during 2021 when compared to 2020, especially the Brazilian real/U.S. dollar exchange rate, which depreciated 6.9% in 2021, as compared to 22.4% in 2020; and

•

Fair value income from derivatives transactions – Fair value income from derivatives transactions of R$254.5 million during 2021 compared to a loss from derivatives transactions of R$319.3 million during 2020, substantially all of which was related to our practice of hedging our exposure against the devaluation of the Brazilian real.

Partially offset by:

•

Interest Expense – Interest expense increased by R$494.3 million, or 10.4%, in 2021, as compared to 2020, primarily because of the increase of R$255.8 million related to interest expenses from loans and financings;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	Interest Income – Interest income decreased by R$224.2 million, or 22.3%, in 2021, as compared to 2020; and

•

Bank fees and others – Bank fees and others increased by R$531.3 million, or 172.5%, mainly as a result of the expenses of redemption premiums in the amount of R$554.4 million for the year ended December 31, 2021 (R$124.0 million for the year ended December 31, 2020) incurred in connection with the redemption of JBS Finance Luxembourg’s 5.750% senior notes due 2025, PPC’s 5.750% senior notes due 2025 and JBS Finance Luxembourg 7.000% senior notes due 2026.

Current and Deferred Income Taxes

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Profit before taxes	27,191.5	8,264.2	18,927.3	229.0%
Nominal rate	(34)%	(34)%	—	—

Expected tax expense	(9,245.1)	(2,809.8)	(6,435.3)	229.0%

Current income taxes	(7,573.1)	(2,387.0)	(5,186.1)	217.3%
Deferred income taxes	911.3	(1,222.2)	2,133.5	(174.6)%

Total income taxes	(6,661.8)	(3,609.2)	(3,052.6)	84.6%

Effective income tax rate	(24.50)%	(43.67)%	19.17p.p.	—

The nominal tax rate for Brazilian income tax and social contribution is 34%. However, our effective tax rate may change in each period based on fluctuations in the taxable income generated by each of our foreign subsidiaries, different tax rates in countries where we operate and the tax credits generated by tax payments made by foreign subsidiaries, which can be used to offset taxes that would be paid in Brazil.

Therefore, the nature and timing of the permanent differences that arise during the period also affect our effective tax rate. These permanent differences generally refer to subsidies made for investments in Brazil and abroad, differences in tax rates on foreign subsidiaries, unrecognized deferred taxes in the current year, income from untaxed interest on foreign subsidiaries and the impact of taxation on companies with dual jurisdiction.

Effective income tax rate decreased 19.17 percentage points to 24.50% in 2021, compared to 43.67% in 2020, primarily due to the impact of deferred income tax not recognized which increased the effective income tax rate in 3.1% in 2021, compared to an increase of 26.5% in 2020, and the impact of profits taxed by foreign jurisdictions which increased the effective income tax rate in 4.8% in 2021, compared to an increase of 13.5% in 2020. These impacts were partially offset primarily by the effect of the difference of tax rates on the taxable income from foreign subsidiaries which decreased the effective income tax rate in 10.1% in 2021, compared to a decrease of 18.8% in 2020, and the effect of the non-taxable interest in foreign subsidiaries which decreased the effective income tax rate in 2.2% in 2021, compared to a decrease of 6.6% in 2020.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Segment Results

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais)
Net revenue
Brazil segment	53,803.3	41,707.3	12,096.0	29.0%
Seara segment	36,523.5	26,730.8	9,792.7	36.6%
Beef North America segment	114,334.9	85,011.3	29,323.6	34.5%
Pork USA segment	40,467.0	31,728.9	8,738.1	27.5%
Pilgrim’s Pride segment	79,518.3	62,008.5	17,509.8	28.2%
Australia segment	28,856.2	24,093.0	4,763.2	19.8%
Others segment	3,848.1	2,899.9	948.3	32.7%

Total reportable segments	357,351.3	274,179.8	83,171.5	30.3%
Eliminations (1)	(6,655.8)	(3,975.6)	(2,680.2)	67.4%

Total net revenue	350,695.6	270,204.2	80,491.3	29.8%

Adjusted EBITDA
Brazil segment	2,318.5	3,040.2	(721.7)	(23.7)%
Seara segment	3,860.7	4,223.9	(363.2)	(8.6)%
Beef North America segment	24,245.2	11,542.1	12,703.1	110.1%
Pork USA segment	4,241.1	3,388.0	853.1	25.2%
Pilgrim’s Pride segment	9,109.3	5,954.9	3,154.4	53.0%
Australia segment	1,764.9	1,359.5	405.4	29.8%
Others segment	191.3	57.1	134.2	235.2%

Total reportable segments	45,731.0	29,565.6	16,165.0	54.7%
Eliminations (1)	(68.7)	(11.0)	(57.7)	534.5%

Total Adjusted EBITDA	45,662.3	29,554.6	16,101.7	54.5%

(1)	Includes intercompany and intersegment transactions.

We measure our segment profitability using Adjusted EBITDA, which is calculated by making the following adjustments, as further described in this prospectus (see “Summary—Summary Historical Financial Data”), to net income: exclusion of net finance expenses; exclusion of current and deferred income taxes; exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of DOJ and exclusion of antitrust agreements; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of JBS fund for the Amazon; and certain other income (expenses), net

Brazil Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	53,803.3	41,707.3	12,096.0	29.0%
Adjusted EBITDA	2,318.5	3,040.1	(721.7)	(23.7)%

Net Revenue. Changes in our Brazil segment net revenue in 2021, as compared to 2020 were primarily impacted by a 32.9% increase in sales prices in 2021 when compared with 2020, impacted by the current inflationary environment, partially offset by a 5.7% reduction in volume sold due to a decrease in the number of cattle processed.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Adjusted EBITDA. Adjusted EBITDA in our Brazil segment decreased by R$721.7 million, or 23.7%, to R$2,318.5 million in 2021 from R$3,040.1 million in 2020, primarily due to an increase in some of our operating costs by R$12,817.7 million, or 33.1%, from R$38,667.1 million in 2020 to R$51,484.8 million in 2021, primarily due to a 35.2% increase in raw material costs as a result of the shortage of cattle, a 6.9% increase in labor expenses primarily related to higher wages.

Seara Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	36,523.5	26,730.8	9,792.7	36.6%
Adjusted EBITDA	3,860.7	4,223.9	(363.2)	(8.6)%

Net Revenue. Changes in our Seara segment net revenue in 2021 as compared to 2020 were primarily impacted by (1) a 10.3% increase sales volumes, (2) a 19.0% increase in sales prices as a result of gains in market share and consumer preference in the domestic market and (3) the impact of the Margarine and Mayonnaise Business Acquisition in 2020.

Adjusted EBITDA. Adjusted EBITDA in our Seara segment decreased by R$363.2 million, or 8.6%, to R$3,860.7 million in 2021 from R$4,223.9 million in 2020, primarily due to increases in some of our operating costs by R$10,156.0 million, or 45.1%, to R$32,662.8 million in 2021 from R$22,506.9 million in 2020, primarily due to a 45.1% increase in production costs due to an increase in production volume and a 38.1% increase in raw-material costs, notably grain prices, impacted by the current inflationary environment.

Beef North America Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	114,334.9	85,011.3	29,323.6	34.5%
Adjusted EBITDA	24,245.2	11,542.1	12,703.1	110.1%

Net Revenue. Changes in our Beef North America segment net revenue in 2021 as compared to 2020 were primarily impacted by (1) a 25.1% increase in sales prices as a result of a strong demand in the United States, (2) increase from the Empire Acquisition, which closed in 2020 and the Vivera Business Acquisition, which closed in 2021 and (3) increase from favorable currency translation impacts primarily due to the depreciation of the Brazilian real against the U.S. dollar.

Adjusted EBITDA. Adjusted EBITDA in our Beef North America segment increased by R$12,703.2 million, or 110.0%, to R$24,245.2 million in 2021, from R$11,542.0 million in 2020. The increase in our net revenue was partially offset by an increase in some of our operating costs increased by R$16,620.4 million, or 22.6%, to R$90,089.7 million in 2021 from R$73,469.2 million in 2020, primarily due to the higher sales volumes, a 16.4% increase raw material primarily in cattle costs and an increase in essential employee wages and benefits and other operating costs related to the impact of COVID-19 and higher transportation costs also contributed to the increase.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Pork USA Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	40,467.0	31,728.9	8,738.1	27.5%
Adjusted EBITDA	4,241.1	3,388.0	853.1	25.2%

Net Revenue. Changes in our Pork USA segment net revenue in 2021 as compared to 2020 were primarily impacted by: (1) a 26.9% increase in average sales prices in the domestic and export markets, impacted by the current inflationary environment, partially offset by a 3.6% decreased in sales volumes; and (2) and increase from the Empire Acquisition, which closed in 2020 and the Sunnyvalley Business Acquisition, which closed in 2021 and (3) increase from favorable currency translation impacts primarily due to the depreciation of the Brazilian real against the U.S. dollar.

Adjusted EBITDA. Adjusted EBITDA in our Pork USA segment increased by R$853.1 million, or 25.2%, to R$4,241.1 million in 2021 from R$3,388.0 million in 2020. The increase in our net revenue was partially offset by an increase in some of our operating costs of R$7,884.8 million, or 27.8%, from R$28,341.0 million in 2020 to R$36,225.8 million in 2021, primarily due to a 29.2% increase in raw material primarily hog costs. Industry-wide COVID related plant closures in the second quarter of 2020 resulted in an oversupply of hogs driving lower prices in the prior year. An increase in employee wages and transportation costs also contributed to the increase in cost of goods sold.

Pilgrim’s Pride Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	79,518.3	62,008.5	17,509.8	28.2%
Adjusted EBITDA	9,109.3	5,954.9	3,154.4	53.0%

Net Revenue. Changes in our Pilgrim’s Pride segment net revenue in 2021 as compared to 2020 were primarily impacted by: (1) a 45.5% increase in sales prices, impacted by the current inflationary environment, partially offset by a 17.1% decrease in sales volumes, (2) the increase from the Pilgrim’s Food Masters Acquisition and (3) the increase from favorable currency translation impacts primarily due to the depreciation of the Brazilian real against the U.S. dollar.

Adjusted EBITDA. Adjusted EBITDA in our Pilgrim’s Pride segment increased by R$3,154.4 million, or 53.0%, to R$9,109.3 million in 2021 from R$5,954.9 million in 2020. The increase in our net revenue was partially offset by an increase in some of our operating costs of R$14,355.4 million, or 25.6%, to R$70,409.0 million in 2021 from R$56,053.6 million in 2020, primarily due to a 22.0.8% increase in raw material as a result of higher commodity grain prices impacted by the current inflationary environment coupled with higher labor and transportation costs and the Pilgrim’s Food Masters Acquisition.

Australia Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	28,856.2	24,093.0	4,763.2	19.8%
Adjusted EBITDA	1,764.9	1,359.5	405.4	29.8%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Net Revenue. Changes in our Australia segment net revenue in 2021 as compared to 2020 were primarily impacted by: (1) a 14.4% increase in sales prices, impacted by the current inflationary environment; (2) the Huon Acquisition and; (3) increase from the favorable currency translation impact.

Adjusted EBITDA. As a result of the foregoing, Adjusted EBITDA in our Australia segment increased by R$405.4 million, or 29.8%, to R$1,764.9 million in 2021 from R$1,359.5 million in. The increase in our net revenue was partially offset by: (1) an increase in some of our operating costs of R$4,359.7, or 19.1%, to R$27,093.3 million in 2021 from R$22,733.6 million in 2020, primarily due to a 13.6% increase in raw materials, impacted by the current inflationary environment; (2) the Huon Acquisition and; (3) an increase from the favorable currency translation impact.

Others Segment

	For the year ended December 31,		Change	% Change
	2021	2020
	(in millions of reais, unless otherwise indicated)
Net revenue	3,848.1	2,899.9	948.2	32.7%
Adjusted EBITDA	191.3	57.1	134.2	235.4%

Net Revenue. Changes in our Others segment net revenue in 2021 as compared to 2020 were primarily impacted by international leather operations and other operations in Europe.

Adjusted EBITDA. Adjusted EBITDA in our Others segment increased by R$134.2 million, or 235.4%, to R$191.3 million in 2021 from R$57.1 million in 2020.The increase in our net revenue was partially offset by an increase in some of our operating costs of R$814.0 million, or 28.6%, to R$3,656.8 million in 2021 from R$2,842.8 million in 2020.

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from operations;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on our indebtedness, which affects our net financial results;

•	prevailing domestic and international interest rates, which affect our debt service requirements;

•	our ability to continue to borrow funds from financial institutions or to access the capital markets;

•	our working capital needs, based on our growth plans;

•	our capital expenditure requirements, which consist primarily of purchasing property, plant and equipment; and

•	strategic investments and acquisitions.

Our principal cash requirements consist of the following:

•	the purchase of raw materials, most of which represents the purchase of feed ingredients for the production of chicken and hogs and the purchase of livestock for our processing operations;

•	our working capital requirements;

•	the servicing of our indebtedness;

•	capital expenditures related mainly to our purchases of property, plant and equipment;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	strategic investments, and acquisitions;

•	dividends and other distributions; and

•	taxes in connection with our operations.

Our main sources of liquidity consist of the following:

•	cash flows from operating activities; and

•	short-term and long-term borrowings.

We believe that our cash on hand, cash flow from operations and remaining availability under credit lines from commercial banks will be sufficient to meet our ongoing operating requirements, make scheduled principal and interest payments on our outstanding debt and fund our capital expenditures for the foreseeable future. Our ability to continue to generate sufficient cash, however, is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond our control. For more information, see “Risk Factors.”

Cash Flows

The table below shows our cash flows from operating, investing and financing activities for the periods indicated:

	For the year ended December 31,
	2021	2020
Net cash provided by operating activities	21,480.3	23,781.8
Net cash used in investing activities	(18,858.4)	(7,833.1)
Net cash provided by (used in) financing activities	(844.5)	(9,022.1)
Effect of exchange variation on cash and cash equivalents	1,782.0	2,719.2

Change in cash and cash equivalents, net	3,559.4	9,645.8
Cash and cash equivalents at the beginning of the period	19,679.7	10,034.0

Cash and cash equivalents at the end of the period	23,239.2	19,679.7

Operating Activities

Cash flow provided by (used in) operating activities may vary from time to time according to the fluctuation of sales revenues, cost of sales, operating expenses, changes in operating activities, interest paid and received and income tax paid.

Net cash provided by operating activities for 2021 was R$21,480.3 million, compared to net cash provided by operating activities of R$23,781.83 million for 2020. This reduction in cash flow from operating activities between these periods was primarily due to:

•	an increase in cash consumption to R$7,885.9 million in 2021, related to the increase in inventories during 2021, compared with R$764.9 million in 2020;

•	an increase in cash consumption to R$4,272.2 million in 2021, related to the increase in trade accounts receivable during 2021, compared with generation of cash of R$778.5 million in 2020;

•	the payment of R$4,149.1 million related to agreements with DOJ and Antitrust during 2021 that did not occur during 2020; and

•	the increase in income tax paid to R$6,086.5 million in 2021, compared to R$3,328.7 million in 2020;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

This decrease was partially offset by:

•	an increase in non-cash adjustments to net income to R$45,944.8 in 2021, compared with R$29,694.8 in 2020; and

•	an increase in cash provided related to trade accounts payable and supply chain finance to R$6,550.1 million in 2021, compared to R$3.342,4 million in 2020.

Investing Activities

Cash flow provided by (used in) investing activities is primarily related to: (1) our acquisition of subsidiaries minus net cash at the time of acquisition; (2) our acquisition of property, plant and equipment; (3) our acquisition of intangible assets; and (4) our receipt of payment from the sale of property, plant and equipment.

For 2021, net cash used in investing activities totaled R$18,858.4 million, of which R$9,623.6 million was cash used in purchases of property, plant and equipment and R$9,337.4 million was cash used in payments of acquisitions.

For 2020, net cash used in investing activities totaled R$7,833.1 million, of which R$5,986.8 million was cash used in purchases of property, plant and equipment and R$2,185.5 million was cash used in payments of acquisitions, partially offset by R$364.3 million in cash provided by sales of property, plant and equipment.

Financing Activities

Cash flow provided by financing activities includes primarily proceeds from new loans and financings and derivatives settled in cash. Cash flow used in financing activities includes primarily principal payments on loans and financings, payments related to derivatives settled in cash, payments for purchase of treasury shares and payments of dividends.

For 2021, net cash used in financing activities totaled R$844.5 million, of which primarily R$34,108.7 million was cash used in payments of loans and financings, R$10,605.0 million in cash used in purchase of treasury shares and R$7,395.9 million was cash used in payments of dividends; partially offset by R$53,781.5 million in cash proceeds from loans and financings.

For 2020, net cash used in financing activities totaled R$9,022.1 million, of which primarily R$15,051.2 million was cash used in payments of loans and financings, R$1,574.9 million in cash used in payments of leases and R$1,441.2 million was cash used in payments of dividends; partially offset by R$11,030.4 million in cash proceeds from loans and financings.

Indebtedness and Financing Strategy

As of December 31, 2021, our total outstanding indebtedness was R$92,518.2 million, consisting of R$11,914.3 million of current loans and financings and R$80,603.9 million of non-current loans and financings, representing 58.1% of our total liabilities, which totaled R$159,312.4 million as of December 31, 2021.

As of December 31, 2020, our total outstanding indebtedness was R$65,906.7 million, consisting of R$4,562.1 million of current loans and financings and R$61,344.6 million of non-current loans and financings, representing 54.8% of our total liabilities, which totaled R$120,257.6 million as of December 31, 2020.

Our financing strategy has been and will be, over the next several years, to: (1) extend the average maturity of our outstanding indebtedness, including by refinancing short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility; and (2) reduce our financing costs by accessing lower-cost sources of finance, including through the capital markets and export finance.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Based on the profile of our indebtedness as of December 31, 2021 and our track record, we believe we will continue to be able to raise funds in U.S. dollars, euros and reais to meet our financial obligations. We further believe that our capital expenditures during recent years, in addition to capital expenditures that we intend to make in the near future, will allow us to increase our ability to generate cash, to strengthen our credit ratios and to enhance our capacity to meet our financial obligations.

We maintain lines of credit with various financial institutions to finance working capital requirements, and we believe we will continue to be able to obtain additional credit to finance our working capital needs based on our past track record and current market conditions.

Indebtedness Summary and Maturities

The table below sets forth our consolidated loans and financings as of December 31, 2021. A “foreign currency” instrument refers to an instrument whose currency is different from the functional currency of the borrower. A “local currency” instrument refers to an instrument whose currency is the same as the functional currency of the borrower.

Type	Average annual interest rate	Currency	Index	Maturity	As of December 31, 2021
					(in millions of reais)
Foreign currency:
ACC – Advances on exchange contracts	3.07%	USD	—	2023-25	6,860.3
Prepayment	2.70%	USD	Libor	2023-24	2,727.7
Credit note - export	2.68%	USD	—	2022	427.5
FINIMP	3.49%	USD and EUR	Libor and Euribor	2023-25	445.9
White Stripe credit facility	3.33%	USD and CAD	—	2022	18.3
Working capital – Dollar	3.59%	USD	Libor	2030	19.3
Scott credit facilities	4.97%	USD	—	2023	7.6

Total foreign currency					10,506.9

Local currency:
FINAME	5.25%	BRL	TJLP	2023-25	12.9
FINEP	9.00%	BRL	—	2025	16.4
Notes 5.88% PPC 2027	5.88%	USD	—	2027	4,756.9
Notes 5.75% JBS Lux 2028	5.75%	USD	—	2028	4,262.7
Notes 6.75% JBS Lux 2028	6.75%	USD	—	2028	5,109.2
Notes 6.50% JBS Lux 2029	6.50%	USD	—	2029	8,018.8
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	7,088.5
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	2,733.6
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	5,467.6
Notes 2.50% JBS Finance 2027	2.50%	USD	—	20327	5,486.1
Notes 3.63% JBS Finance 2032	3.63%	USD	—	2032	5,598.2
Notes 4.25% PPC 2031	4.25%	USD	—	2031	5,531.3
Notes 3.50% PPC 2032	3.50%	USD	—	2032	5,030.1
Term loan JBS Lux 2026	1.33%	USD	Libor	2026	10,276.8
PPC term loan	1.33%	USD	—	2026	2,811.2
Working capital – Brazilian reais	7.73%	BRL	TJLP	2023	138.3
Working capital – Euros	0.58%	EUR	Euribor	2023	47.2
Credit note – export	10.17%	BRL	CDI	2023-24	2,900.1
CDC – Direct credit to consumers	6.70%	BRL	—	2023-24	147.5

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Type	Average annual interest rate	Currency	Index	Maturity	As of December 31, 2021
					(in millions of reais)
Rural – Credit note	10.71%	BRL	CDI	2022	61.1
Rural – Credit note – Pre fixed	5.50%	BRL	—	2022	582.5
CRA – Agribusiness Credit Receivable Certificates	6.10%	BRL	CDI and IPCA	2023-36	5,485.6
Scott credit facilities	4.95%	AUD, EUR and USD	—	2023	42.9
Beardstown Pace credit facility	3.43%	USD	—	2036-50	129.2
JBS Australia Feedlot Agreement	7.75%	AUD	—	2023	201.8
Other	0.93%	Several	Several	2023-31	136.6

Total local currency					82,011.1

Total					92,518.1

Breakdown:
Current leans and financings					11,914.2
Non-current loans and financings					80,603.8

Total					92,518.1

*	Balances classified as current which have their maturities between December 31, 2021 and December 31, 2022.

The table below sets forth the payment schedule of our consolidated loans and financings in the total amount of R$92,518.2 million, as of December 31, 2021:

	As of December 31, 2021
	(in millions of reais)	(%)
Total current	11,914.3	12.88%

2023	2,899.9	3.13%
2024	2,307.7	2.49%
2025	286.4	0.31%
2026	12,071.1	13.05%
2027	10,558.1	11.41%
After 2027	52,480.7	56.72%

Total non-current	80,603.9	87.12%

Total	92,518.2	100.00%

Certain of our indebtedness is secured or guaranteed by the following: (1) receivables and inventories; (2) letters of credit; (3) guarantees by parent companies or subsidiaries; and (4) mortgages and liens on real estate, equipment and other items.

For a description of certain material debt agreements of JBS S.A. and its subsidiaries, see “Description of Material Indebtedness.”

Capital Expenditures

We make capital expenditures primarily for acquisitions, strategic investments as well as equipment purchases and maintenance, expansions and modernization of our facilities including: (1) expansion and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

modernization of our Seara plants; (2) buildings and earthwork for our facilities in the United States; (3) investments in our new business (Novos Negócios) units and (4) the construction of a new Italian specialties and pepperoni plant in Columbia, South Carolina.

Our capital expenditures for the year ended December 31, 2021 totaled R$9,623.6 million in cash used to purchase of property, plant and equipment in connection with investments primarily in facility maintenance.

Our capital expenditures for the year ended December 31, 2020 totaled R$5,986.8 million in cash used to purchase of property, plant and equipment in connection with investments primarily in facility maintenance.

The source of cash for our capital expenditures generally tends to be our own cash flows.

Contractual Obligations

The following table summarizes our significant loans and financings, including estimated interest thereon, payables related to purchases of assets, finance lease obligations, operating lease obligations and other purchase obligations as of December 31, 2021 that have an impact on our liquidity.

Contractual obligations	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Payment Value Adjustment	Total
	(in millions of reais)
Trade accounts payable and supply chain finance	32,905,175	—	—	—	—	32,905,175
Loans and financing (1)	11,914,28	5,207,529	12,357,523	63,038,818	—	92,518,154
Estimated interest on loans and financings (2)	3,933,558	7,004,031	6,588,390	10,148,817	—	27,674,796
Derivatives liabilities (assets)	773,279	—	—	—	—	773,279
Other financial liabilities	37,187	53,963	84	—	—	91,234
Payment of leases	1,625,889	2,490,976	1,592,030	3,941,192	(1,305,707)	8,344,380

(1)	Includes accrued and unpaid interest as of December 31, 2021.
(2)	Includes interest on all outstanding debt. Payments are estimated for variable rate and variable term debt based on effective interest rates at December 31, 2021, and expected payment dates.

We also have future commitments for purchase obligations whose balances at December 31, 2021 were R$183.1 billion.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks arising from our normal business activities. These market risks, which are beyond our control, primarily involve the possibility that changes in interest rates, inflation, exchange rates and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk management strategy is designed to mitigate the financial impact derived from our exposure to market risks, and accordingly, we have used and may continue to use interest rate, exchange rates and commodity derivative instruments, cash and receivables to mitigate these market risks. Our hedging activities are governed by a financial risk management department, which follows corporate governance standards and guidelines for our company that are established by our risk management committee and approved by our board of directors.

For more information about our risk management, see note 28 to JBS S.A.’s audited financial statements, which are included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	global economic conditions;

•	Brazilian economic environment;

•	effect of level of indebtedness and interest rates;

•	effect of the levels of sales of fresh and processed products in the domestic market on our results of operations;

•	effect of the levels of exports of fresh and processed products on our results of operations;

•	fluctuations in domestic market prices of fresh and processed products can significantly affect our operating revenues;

•	effects of fluctuations in export prices of fresh and processed products on operating revenues;

•	effects of the variation of prices for the purchase of raw materials on our costs of goods sold; and

•	effects of fluctuations in exchange rates between the Brazilian real and foreign currencies.

For more information, see “—Principal Factors Affecting Our Results of Operations.”

Critical Accounting Estimates

The presentation of our financial condition and results of operation in accordance with IFRS, as issued by the IASB, requires that certain judgments and estimates be made regarding the effects of matters that are inherently uncertain and that impact the carrying value of assets and liabilities. The judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. These judgments include revenue recognition, recognition of deferred tax assets, determining the fair value of biological assets, key assumptions used in the impairment test of intangible assets and goodwill, recognition and measurement of provisions and contingencies and fair value of consideration transferred, and fair value of the assets acquired and liabilities assumed. Actual results may differ from those estimated depending upon the variables, assumptions or conditions used by management.

Significant accounting policies and estimates related to accounting for business combinations and impairment of goodwill and intangible assets, biological assets, deferred and current income taxes, provisions, hedge accounting and other items are described within the notes to JBS S.A.’s audited financial statements, which are included elsewhere in this prospectus.

Recent Accounting Pronouncements

Certain new and amended accounting standards and interpretations have been adopted by JBS S.A. and are described in note 2.5 to JBS S.A.’s audited financial statements, which are included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following summarizes material indebtedness of JBS S.A. and its subsidiaries as of the date of this prospectus.

Solely for the convenience of the reader, we have translated some amounts included in this section from U.S. dollars into Brazilian reais using the selling rate as reported by the Brazilian Central Bank at December 31, 2021 of R$5.581 per US$1.00.

Fixed-Rate Notes

We have the following series of material, fixed-rate debt securities in the international capital markets as of the date of this prospectus and after giving effect to the Offerings and Refinancings.

Security	Outstanding Principal Amount	Final Maturity
(in millions)
JBS USA 2.500% Notes due 2027 (1)	US$978.0 (R$5,458.2)	July 2027
JBS USA 5.125% Notes due 2028 (1)	US$900.0 (R$5,022.9)	February 2028
JBS USA 3.000% Notes due 2029 (1)	US$600.0 (R$3,348.6)	February 2029
JBS USA 5.500% Notes due 2030 (1)	US$1,250.0 (R$6,976.3)	January 2030
JBS USA 3.750% Notes due 2031 (1)	US$500.0 (R$2,790.5)	December 2031
JBS USA 3.625% Sustainability-Linked Notes due 2032 (1)	US$923.0 (R$5,151.3)	January 2032
JBS USA 3.000% Sustainability-Linked Notes due 2032 (1)	US$1,000.0 (R$5,581.0)	May 2032
JBS USA 5.750% Notes due 2033 (1)	US$2,050.0 (R$11,441.1)	April 2033
JBS USA 4.375% Notes due 2052 (1)	US$900.0 (R$5,022.9)	February 2052
JBS USA 6.500% Notes due 2052 (1)	US$1,550.0 (R$8,650.6)	December 2052
PPC 5.875% Notes due 2027 (2)	US$850.0 (R$4,743.9)	September 2027
PPC 4.250% Sustainability-Linked Notes due 2031 (2)	US$1,000.0 (R$5,581.0)	April 2031
PPC 3.500% Notes due 2032 (2)	US$900.0 (R$5,022.9)	March 2032

(1)

These notes were issued by JBS USA, JBS USA Food Company and JBS USA Finance, Inc. and are fully and unconditionally guaranteed by JBS S.A. and certain other direct and indirect parent companies of JBS USA.

(2)	These notes were issued by PPC and are guaranteed by Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, and JFC LLC.

Holders of each series of notes set forth above (other than the PPC 5.875% Notes due 2027) benefit from registration rights set forth in registration rights agreements entered into by JBS USA or PPC, as the case may be, pursuant to which JBS USA or PPC, as the case may be, agreed to use its commercially reasonable efforts to consummate an exchange offer within 365 days of entering into such registration rights agreement to allow holders of such series of notes to exchange their notes for the same principal amount of registered exchange notes.

On January 19, 2023, PPC launched registered exchange offers (the “PPC Exchange Offers”) of up to: (1) US$1.0 billion (R$5.6 billion) aggregate principal amount of its newly issued 4.250% Sustainability-Linked Notes due 2031 (the “Registered 2031 Notes”) registered under the Securities Act, for an equal principal amount of its outstanding 4.250% Sustainability-Linked Notes due 2031 (the “Existing 2031 Notes”); and (2) US$900.0 million (R$5.0 billion) aggregate principal amount of its newly issued 3.500% Notes due 2032 (the “Registered 2032 Notes, and together with the Registered 2031 Notes, the “Registered Notes”) registered under the Securities Act, for an equal principal amount of its outstanding 3.500% Notes due 2032 (the “Existing 2032 Notes,” and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

together with the Existing 2031 Notes, the “Existing Notes”). The terms of the Registered Notes are identical in all material respects to the terms of the corresponding series of Existing Notes, except that the Registered Notes have been registered under the Securities Act. PPC will receive no proceeds from the PPC Exchange Offers. Each PPC Exchange Offer expired on February 15, 2023. PPC received tenders with respect to 99.8% of the aggregate principal amount of the Existing 2031 Notes and 98.8% of the aggregate principal amount of the Existing 2032 Notes. Upon the settlement of the PPC Exchange Offers, holders of Existing Notes who validly tendered and did not validly withdraw such Existing Notes prior to the expiration date will receive a like principal amount of Registered Notes of the applicable series. PPC expects that such settlement will occur on or about February 17, 2023.

Sustainability-Linked Bonds

As described above, we have issued three series of fixed-rate sustainability-linked debt securities in the international capital markets, as follows:

•	JBS USA’s 3.625% Sustainability-Linked Notes due January 2032 in an aggregate principal amount of US$923.0 million (R$5.2 billion);

•	JBS USA’s 3.000% Sustainability-Linked Notes due May 2032 in an aggregate principal amount of US$1.0 billion (R$5.6 billion); and

•	PPC’s 4.250% Sustainability-Linked Notes due April 2031 in an aggregate principal amount of US$1.0 billion (R$5.6 billion).

As further described below, each series of sustainability-linked notes contains certain sustainability performance targets of JBS S.A., JBS USA or PPC that if unsatisfied will result in an increase in the interest rate payable on the respective notes. However, the notes may not satisfy an investor’s requirements or any future legal, quasi legal or other standards for investment in assets with sustainability characteristics, and none of the issuers or the guarantors thereof committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green bonds, social bonds or sustainability bonds in any particular market.

The sustainability performance targets applicable to the notes are uniquely tailored to the business, operations and capabilities of JBS S.A., JBS USA and PPC, and do not easily lend themselves to benchmarking against similar sustainability performance targets, and the related performance, of other companies. Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors by the issuers or the guarantors of the notes or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by the each company (“External Verifier”) that the notes will meet any or all investor expectations regarding the notes or the respective sustainability performance targets qualifying as “green,” “social,” “sustainable” or “sustainability-linked” or that any adverse social and/or other impacts will not occur in connection with JBS S.A., JBS USA and/or PPC striving to achieve the respective sustainability performance targets or the use of the net proceeds from the offering of notes.

In addition, no assurance or representation was given by the issuers and guarantors of the notes, any second party opinion providers or any External Verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the notes or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this prospectus or the registration statement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

There can be no assurance of the extent to which JBS S.A., JBS USA and/or PPC will be successful in significantly decreasing their greenhouse gas emissions. Although a failure to achieve the applicable sustainability performance targets will give rise to an upward adjustment of the interest rate relating to the notes, any such failure will not be an event of default under the notes nor the issuers and or/guarantors thereof be required to repurchase or redeem any notes in such circumstances.

JBS USA’s 3.625% Sustainability-Linked Notes due January 2032

In June 2021, JBS S.A. adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS S.A.’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS S.A. established a Sustainability Performance Target to reduce its Global Greenhouse Gas Emissions Intensity by 16.364% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

JBS S.A. defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS S.A. defines “MTCO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS S.A.’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh, frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS S.A.’s Global Greenhouse Gas Emissions Intensity was 0.2693 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.625% Sustainability-Linked Notes due January 2032, if JBS S.A. does not satisfy the Sustainability Performance Target and provide confirmation thereof to the trustee together with a related confirmation by an External Verifier at least 30 days prior to January 15, 2027, the interest rate payable on the notes will be increased by 25 basis points from and including January 15, 2027 to and including the maturity date of January 15, 2032.

JBS USA’s 3.000% Sustainability-Linked Notes due May 2032

In November 2021, JBS USA adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Global Greenhouse Gas Emissions Intensity (as defined below). JBS USA’s long-term goal is to reduce its Global Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, JBS USA has established a Sustainability Performance Target to reduce its Global Greenhouse Gas Emissions Intensity by 20.30% by December 31, 2026, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

JBS USA defines “Global Greenhouse Gas Emissions Intensity” as MTCO2e divided by metric tonnes (“MTCO2e/MT”) produced. JBS USA defines “MT of CO2e” as the sum of Scope 1 emissions (primarily from fuels combusted, dry-ice/gaseous CO2 used as a manufacturing aid, and wastewater treatment systems) and Scope 2 emissions (primarily from electricity purchased) during a given period from JBS USA’s global operations, measured in metric tonnes of carbon dioxide equivalent, and “tonnes produced” as the sum of fresh,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

frozen and value-added beef, chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in metric tonne increments. For the year ended December 31, 2019, JBS USA’s Global Greenhouse Gas Emissions Intensity was 0.23807 MTCO2e/MT produced (Scope 1 and 2), subject to third-party verification.

Under the terms of JBS USA’s 3.000% Sustainability-Linked Notes due May 2032, if JBS USA does not satisfy the Sustainability Performance Target and provide confirmation thereof to the trustee together with a related confirmation by an External Verifier within six months after December 31, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including November 15, 2027 to and including the maturity date of May 15, 2032.

PPC’s 4.250% Sustainability-Linked Notes due April 2031

In March 2021, PPC adopted a Sustainability-Linked Bond Framework establishing its sustainability strategy priorities and setting out goals with respect to one of its key priority areas: Greenhouse Gas Emissions (as defined below). PPC’s long-term goal is to reduce its Greenhouse Gas Emissions Intensity by the end of 2030 as measured against the 2019 baseline year. As part of this goal, PPC has established a Sustainability Performance Target to reduce its Greenhouse Gas Emissions Intensity by 17.679% by December 31, 2025, based on linear annual improvements against the 2019 baseline year, that will result in a 30% reduction by the end of 2030, subject to certain exclusions related to significant acquisitions and changes in laws and regulations. The Sustainability-Linked Bond Framework is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

PPC defines “Greenhouse Gas Emissions Intensity” as tCO2e divided by 100 lbs. (“tCO2e/100 lbs.”) produced. PPC defines “tCO2e” as the sum of Scope 1 emissions (from stationary and mobile sources) and Scope 2 emissions (from indirect emissions) during a given period from global operations, including, without limitation, the use of dry ice, measured in metric tons of carbon dioxide equivalent, and “lbs. produced” as the sum of fresh, frozen and value-added chicken, pork and their respective rendered by-product parts and offal produced during a given period, measured in 100 lb. increments. For the year ended December 31, 2019, PPC’s Greenhouse Gas Emissions Intensity was 0.00988 tCO2e/100 lbs. produced, subject to third-party verification.

Under the terms of PPC’s 4.250% Sustainability-Linked Notes due April 2031, if PPC does not satisfy the Sustainability Performance Target and provide confirmation thereof to the trustee together with a related confirmation by an External Verifier at least 30 days prior to October 15, 2026, the interest rate payable on the notes will be increased by 25 basis points from and including October 15, 2026 to and including the maturity date of April 15, 2031.

JBS S.A. Revolving Credit Facility

On August 5, 2022, JBS S.A. and its subsidiaries JBS Investments Luxembourg S.à r.l., Seara Meats B.V. and Seara Alimentos Ltda., as borrowers and guarantors, entered into a US$450.0 million (R$2,511.5 million) revolving unsecured credit facility. Any borrowing made by a borrower will be guaranteed by the other three obligors. The capacity of the revolving credit facility can be increased to US$500.0 million (R$2,790.5 million) with an accordion expansion feature, which is subject to obtaining lender commitments. The revolving credit facility initially matures in August 2025 and includes two one-year extensions that can be exercised at the borrowers’ option. Pursuant to the terms of the revolving credit facility, the interest rate under any borrowings will accrue at an adjusted secured overnight financing rate (“SOFR”), plus applicable margins that are based on the corporate rating of JBS S.A. There are no outstanding borrowings as of the date of this prospectus.

JBS USA Senior Unsecured Revolving Facility

On November 1, 2022, JBS USA, JBS USA Food Company, JBS USA Finance, Inc., JBS Australia and JBS Canada, as borrowers, entered into an unsecured revolving credit facility (the “Senior Unsecured Revolving Facility”), with Bank of Montreal, as administrative agent, and the lender parties thereto. The Senior Unsecured

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Revolving Facility provides for a revolving credit commitment in an amount up to US$1,500.0 million (R$8,371.5 million) with a maturity in 2027, with two one-year extension options at each lender’s discretion. The facility is available in two tranches of US$900.0 million (R$5,022.9 million) and US$600.0 million (R$3,348.6 million) and in multiple currencies, subject to sub-limits with respect to any amounts borrowed in currencies other than amounts borrowed in Dollars. These loans bear interest at the applicable benchmark rate or the prime rate plus applicable margins that are based on the corporate credit or family rating of JBS USA. There were no outstanding borrowings as of the date of this prospectus.

Guarantees. Subject to the Collateral Cure described below, borrowings are guaranteed by JBS S.A., certain other direct or indirect parent companies of JBS USA, each of the borrowers under the Senior Unsecured Revolving Facility and any subsidiary of JBS USA that guarantees material indebtedness of any borrower or any subsidiary that is a guarantor. Following a Collateral Cure (as described below), each wholly-owned subsidiary of each borrower is required to become a guarantor.

Covenants. The Senior Unsecured Revolving Facility contains customary representations and warranties, covenants and events of default. In addition, the Senior Unsecured Revolving Facility and subject to the Collateral Cure described below, includes a financial maintenance covenant that requires compliance with a maximum total debt to capitalization of 55.0%, which shall be tested at the end of each fiscal quarter of the borrowers (the “Financial Maintenance Covenant”).

Collateral Cure. After the end of any fiscal quarter, the borrowers may give notice that they will not be in compliance with the Financial Maintenance Covenant and instead may elect to cause the borrowers, the guarantors and each subsidiary guarantor to provide security interests in the collateral that secured the prior secured revolving credit facility (the “Collateral Cure”). From and after the date of the Collateral Cure, the Financial Maintenance Covenant will no longer be in effect and availability under the Senior Unsecured Revolving Facility will be limited and subject to collateral coverage utilizing a 75% advance rate on U.S. receivables and a 50% advance rate on U.S. inventory, subject to certain exceptions.

PPC Credit Facility

On August 9, 2021, PPC and certain of its subsidiaries entered into a Fifth Amended and Restated Credit Agreement (the “PPC Credit Facility”), with CoBank, ACB, as administrative agent and collateral agent, and the other lenders party thereto. The PPC Credit Facility provides: (1) a revolving credit facility in an aggregate principal amount of US$800.0 million (R$4,464.8 million) subject to a borrowing base (the “2026 Revolving Loan”); and (2) a term loan commitment of up to US$700.0 million (R$3,906.7 million) (providing a delayed draw term loan commitment of approximately US$268.7 million (R$1,499.6 million)) (the “2026 Term Loan”). The PPC Credit Facility also includes an accordion feature that allows PPC, at any time, to increase the aggregate revolving loan and term loan commitments by an amount that does not exceed the sum of (i) US$500.0 million (R$2,790.5 million) plus (ii) the maximum amount that would result in PPC’s pro forma net senior secured leverage ratio of not more than 3.00:1.00, subject to the satisfaction of certain conditions, including obtaining the lenders’ agreement to participate in the increase. The 2026 Revolving Loan commitment and the 2026 Term Loan mature on August 9, 2026. Beginning on January 4, 2022, the 2026 Term Loan is payable in quarterly installments equal to 1.25% of the principal outstanding as of closing, with all remaining principal and interest due at maturity.

The PPC Credit Facility includes a US$80.0 million (R$502.3 million) sub-limit for swingline loans and a US$125.0 million (R$697.6 million) sub-limit for letters of credit. Outstanding borrowings under the 2026 Revolving Loan and the 2026 Term Loan bear interest at a per annum rate equal to (1) in the case of LIBOR loans, applicable LIBOR plus applicable margins based on PPC’s net senior secured leverage ratio, between LIBOR plus 1.25% and LIBOR plus 2.75%, and (2) in the case of alternate base rate loans, applicable prime rate plus applicable margins based on PPC’s net senior secured leverage ratio, between the base rate plus 0.25% and base rate plus 1.75%.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

All obligations under the PPC Credit Facility are unconditionally guaranteed by certain of PPC’s non-Mexican and non-European subsidiaries and are secured by a first priority lien on substantially all of the assets of PPC and its non-Mexican and non-European subsidiaries that are guarantors.

As of December 31, 2021, PPC had 2026 Term Loans outstanding totaling US$506.3 million (R$2,825.7 million). As of December 31, 2021, PPC had outstanding letters of credit and available borrowings under the revolving credit commitment of US$36.1 million (R$201.5 million) and US$763.9 million (R$4,263.3 million), respectively.

JBS S.A. Agribusiness Credit Receivable Certificates (Certificados de Recebíveis do Agronegócio)

From October 2019 through October 2022, JBS S.A. has issued several series of non-convertible unsecured debentures, for private placement, with maturities ranging from 2023 until 2037. These debentures are issued in Brazilian reais and accrue interest at different rates using different indexes, such as CDI and IPCA, with an annual average interest rate of 6.10% as of December 31, 2021. These debentures are part of a securitization of agribusiness receivables that resulted in the issuance of agribusiness receivables certificates (Certificados de Recebíveis do Agronegócio) (“CRAs”), for public offerings in Brazil. The net proceeds from the issuances of these debentures has been used primarily to acquire cattle. As of December 31, 2021, the outstanding aggregate principal amount of the CRAs was R$5,485.6 million.

Sustainability-Linked CRAs

In December 2021, JBS S.A. issued debentures underlying two series of sustainability-linked CRAs due 2031 and 2036, respectively, in the aggregate principal amount of R$1.1 billion. These debentures are issued in Brazilian reais and accrue interest at rates of 5.8376% per annum and 6.1977% per annum, respectively.

As further described below, these CRAs and the underlying debentures contain a sustainability performance target that if unsatisfied will result in an increase in the interest rate payable on the CRAs and the underlying debentures. However, the CRAs and the underlying debentures may not satisfy an investor’s requirements or any future legal, quasi legal or other standards for investment in assets with sustainability characteristics, and JBS S.A. has not committed to (i) allocate the net proceeds specifically to projects or business activities meeting sustainability criteria or (ii) be subject to any other limitations or requirements that may be associated with green instruments, social instruments or sustainability instruments or other financial instruments in any particular market.

The sustainability performance target applicable to the debentures and CRAs are uniquely tailored to the business, operations and capabilities of JBS S.A. and do not easily lend themselves to benchmarking against similar sustainability performance targets, and the related performance, of other companies. Furthermore, as there is currently no generally accepted definition (legal, regulatory or otherwise) of, nor market consensus as to what criteria a particular financial instrument must meet to qualify as, “green,” “social,” “sustainable” or “sustainability-linked” (and, in addition, the requirements of any such label may evolve from time to time), no assurance was or could be given to investors by JBS S.A., the issuer of the CRAs or any second party opinion providers or any qualified provider of third-party assurance or attestation services appointed by JBS S.A. (“External Verifier”) that the debentures or the CRAs will meet any or all investor expectations regarding the debentures or the CRAs or the sustainability performance target qualifying as “green,” “social,” “sustainable” or “sustainability-linked” or that any adverse social and/or other impacts will not occur in connection with JBS S.A. striving to achieve the sustainability performance target or the use of the net proceeds from the offering of the debentures or the CRAs.

In addition, no assurance or representation was given by JBS S.A., the issuer of the CRAs, any second party opinion providers or any External Verifier as to the suitability or reliability for any purpose whatsoever of any opinion, report or certification of any third party in connection with the offering of the CRAs and the underlying

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

debentures or the respective sustainability performance targets to fulfill any green, social, sustainability, sustainability-linked and/or other criteria. Any such opinion, report or certification is not, nor shall it be deemed to be, incorporated in and/or form part of this prospectus or the registration statement.

There can be no assurance of the extent to which JBS S.A. will be successful in significantly decreasing its sustainability performance globally. Although a failure to achieve the sustainability performance target will give rise to an upward adjustment of the interest rate relating to the CRAs and the underlying debentures, any such failure will not be an event of default under the CRAs or the underlying debentures nor the issuers thereof be required to repurchase or redeem the CRAs or the underlying debentures in such circumstances.

In October 2021, JBS S.A. adopted a Sustainability-Linked Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy. As part of this goal, JBS S.A. established a Sustainability Performance Target to have the number of heads of cattle related to the direct suppliers registered into its Transparent Livestock Platform by the end of 2025 equal 100% of the number of heads of cattle slaughtered by the JBS S.A. in Brazil in 2024. The Sustainability-Linked Framework is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

JBS S.A. has developed a supplier monitoring system that uses satellite images and supplier farm geo-referencing data to try to ensure that the company only buys raw-material from producers who fully meet its social and environmental criteria, including zero tolerance to illegal deforestation and invasion of protected areas such as indigenous lands or environmental conservation areas; not having areas embargoed by the Brazilian Institute of the Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis – IBAMA); and not being on the Brazilian Ministry of Economy Forced Labor Blacklist. The system also blocks livestock purchases from farmers involved in rural violence or land conflicts. As a result, JBS S.A. has blocked more than 11,000 livestock supplying farms for non-compliance to date. In 2020, JBS S.A. took on a stronger commitment to sustainability in the Amazon biome, by launching its own, privately-funded blockchain platform, the Transparent Livestock Platform, which allows JBS to advance cattle traceability and monitor its entire cattle supply chain, including suppliers of our suppliers. Direct cattle suppliers have been requested to provide information on their suppliers through the Transparent Livestock Platform that analyzes suppliers of our suppliers’ farm compliance, which will be validated by third parties. The outcome of the analysis will be sent directly to the JBS supplier who will be able to view socio-environmental compliance throughout his entire supply chain. It is our goal, through blockchain technology, to maintain the commitment to the security and confidentiality of third-party information throughout the process. Direct suppliers are responsible for registering their own suppliers (that is, our secondary suppliers) into the platform. Direct suppliers will collect their data through a specific app – developed by us – that will screen the necessary information from official documents into the platform. The platform will then automatically send over the results of social-environmental secondary suppliers’ property analysis to the direct suppliers and, thus, enabling them to manage their own supply-chain, according to JBS S.A.’s Responsible Procurement Policy.

From January 1, 2026, it will be mandatory for all JBS S.A. direct cattle suppliers to join the Transparent Livestock Platform and demonstrate their own supply chain meets JBS S.A.’s Responsible Procurement Policy. Suppliers that fail to cooperate and comply will be blocked from selling to JBS S.A. A transparent roadmap with intermediate targets to benchmark progress from now until 2025 has also been developed. This includes annual targets based on the total slaughter of the previous year and expressed in number of head of cattle for each period, to ensure incremental progress. Annual targets will be verified annually by a third party.

Under the terms of sustainability-linked CRAs, if JBS S.A. does not satisfy the Sustainability Performance Target and provide confirmation thereof by an External Verifier by May 31, 2026, the interest rate payable on the CRAs and underlying debentures will be increased by 25 basis points from and including May 31, 2026 to and including the respective maturity dates.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Other Debt

For more information about our consolidated indebtedness, including our other, smaller debt instruments and facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” and note 16 to JBS S.A.’s audited financial statements, included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

MANAGEMENT

For purposes of this section, references to “our company,” “we,” “us” and “our” refer only to the issuer.

In accordance with our articles of association that will be effective upon the execution of the deed of amendment of our articles of association implementing the governance to be in place upon listing of the JBS N.V. Class A Common Shares, JBV N.V. will be managed by a board of directors, consisting of executive directors and non-executive directors, who may appoint executive officers to manage its day-to-day operations.

Board Structure

Ultimately upon completion of the Proposed Transaction, JBS N.V. will have a one-tier board of directors. The number of directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of seven directors and a maximum of 11 directors. In addition, the board of directors shall consist of a minimum of one and a maximum of four executive directors and a minimum of three and a maximum of ten non-executive directors. Directors shall be appointed as such by our general meeting of shareholders at the nomination of the board of directors, whether or not upon the recommendation of the nominating committee of the board of directors. At the nomination of the board of directors, the general meeting of shareholders shall appoint one of the non-executive directors as lead director and appoint one of the directors as chairman of the board of directors.

Each director shall be appointed for a term of approximately one year, which period shall end immediately after the annual general meeting of shareholders that will be held in the calendar year after the date of his or her appointment. A director may be reappointed, with due observance of the provision in the previous sentence.

A director may at any time be suspended by the general meeting of shareholders by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

As of the date of this prospectus, the issuer’s management board consists of the following members:

Name	Age	Position

The business address of each management board member is                 . The following is a summary of the business experience of each management board member:                 .

Prior to our listing on the NYSE, we expect that                  and                  will become executive directors of our board of directors and                  and                  will become non-executive directors of our board of directors. At such time, the issuer will provide a summary of the business experience of each member of our board of directors.

Director Independence

Our board of directors has determined that all of its directors, other than                  ,                  ,                  and                  qualify as independent under the NYSE rules on director independence.

In addition, all of our non-executive directors, other than                  ,                  ,                  and                  qualify as independent within the meaning of the Dutch Corporate Governance Code.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Board Committees

Prior to listing on the NYSE, JBS N.V. will have an audit committee, a compensation committee and a nominating committee. Once the members of these committees are finalized prior to our listing on the NYSE, JBS N.V. will provide a summary of the business experience of each member of our board committees and the responsibilities of each of the committees.

Executive Officers

The following table sets forth the name, age and position of each of our executive officers as of December 31, 2022.

Name	Age	Position
Gilberto Tomazoni	64	Chief Executive Officer
Guilherme Cavalcanti	54	Chief Financial Officer

The following is a summary of the business experience and business address of each of our executive officers:

Gilberto Tomazoni has served as the chief executive officer of the issuer since October 2019. He was selected to this position by JBS S.A. Mr. Tomazoni has also been JBS S.A.’s Global Chief Executive Officer since December 2018. He has extensive experience in, and knowledge of, the food industry. He worked at Sadia for 27 years, where he started as a trainee and became Sadia’s chief executive officer. He served for three years as vice president of Bunge Alimentos, managing the food and ingredients business, and was also the executive director for their South and Central American business. He joined JBS S.A. as Global President of the poultry business in 2013, and subsequently led the establishment of Seara as its chief executive officer. In 2015, he was named President of JBS’ Global Operations. In 2013, he was named chairman of PPC’s board of directors. He is also a member of the International Advisory Council of Fundação Dom Cabral (FDC). He holds a degree in mechanical engineering from Universidade Federal de Santa Catarina in Santa Catarina, Brazil and a postgraduate degree in management.

Guilherme Cavalcanti has served as the chief financial officer of the issuer since October 2019. He was selected to this position by JBS S.A. Mr. Cavalcanti has also been JBS S.A.’s Global Chief Financial Officer and Investor Relations Officer since January 2019. From 2012 to 2019, he served as director of finance and investor relations at Fibria Celulose S.A., a Brazilian pulp producer. He has also served as chief financial officer and investor relations officer at Vale S.A. and as the director of treasury and planning at Grupo Globo. He holds a bachelor’s and master’s degree in economics from Pontifical Catholic University of Rio de Janeiro in Rio de Janeiro, Brazil.

JBS N.V. may appoint additional executive officers prior to the completion of the Proposed Transaction. At such time, we will provide certain information regarding any such additional executive officers, including summaries of their business experience.

Corporate Governance Practices

Foreign Private Issuer Status

JBS N.V. will be considered a “foreign private issuer” under U.S. securities laws and the NYSE rules, and we intend to rely on corporate governance exemptions available to foreign private issuers under NYSE rules. Under U.S. securities laws, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. Under NYSE rules, a foreign private issuer, such as JBS N.V., may generally follow its home country rules of corporate governance in lieu of the comparable NYSE corporate governance requirements, except for certain matters, including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. As a foreign private issuer under NYSE rules, we are exempt from the NYSE requirement to have a majority independent board, among other exemptions. For an overview of our corporate governance, see “Description of Share Capital.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Dutch Law

JBS N.V. is also subject to the Dutch Civil Code. In addition, a company having its official seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on the NYSE, is required under Dutch law to disclose in its board report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons why. The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting of shareholders) and its audit and financial reporting functions.

JBS N.V. intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code, except as may be noted from time to time in its management report.

Controlled Company Exemption

Upon completion of the Proposed Transaction, our controlling shareholders will own (indirectly, through LuxCo) all of the issued and outstanding JBS N.V. Class B Common Shares, which will represent 90.52% of the aggregate voting power in JBS N.V. (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022). As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under NYSE rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain NYSE corporate governance standards, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. If we were to lose our foreign private issuer status but remain a controlled company, we may elect in the future to avail ourselves of the “controlled company” exemptions under NYSE corporate governance rules. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable NYSE requirements” for more information.

Compensation of Executive Officers and Directors

The remuneration of the directors of JBS N.V. shall be determined by the board of directors with due observance of the remuneration policy adopted by the general meeting of shareholders. Executive directors of JBS N.V. may not take part in the decision-making process in respect of the remuneration of executive directors. A proposal with respect to a remuneration scheme in the form of shares or rights to shares is submitted by the board of directors to the general meeting of shareholders for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to executive directors and the criteria for granting or amendment.

Since its incorporation on October 9, 2019, the issuer has not paid any compensation to its directors or executive officers.

Adjustments to Variable Remuneration

Pursuant to Dutch law, the variable remuneration of board members may be reduced or board members may be obliged to repay (part of) their remuneration to our company if certain circumstances apply, which are summarized below.

Pursuant to Dutch law, the board of directors may adjust the variable remuneration to an appropriate level if payment of the variable remuneration were to be unacceptable according to the criteria of reasonableness and fairness. In addition, the board of directors will have the authority under Dutch law to recover from an executive director any variable remuneration awarded on the basis of incorrect financial data in respect of underlying targets or other circumstances of which the variable remuneration is dependent.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Exculpation, Insurance and Indemnification of Directors and Officers

Members of our board of directors, including former members, will have the benefit of the following indemnification provisions in our articles of association:

Current and former members of our board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by JBS N.V. in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of JBS N.V. shall not be entitled to any indemnification, if and to the extent:

•	Dutch law would not permit such indemnification;

•

a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

•	the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

•	JBS N.V. brought up the procedure in question before a court.

Directors’ Service Contracts

As of the date of this prospectus, there are no arrangements or understandings between JBS N.V. and any of its directors that provide for benefits upon termination of their employment or service as directors of JBS N.V.

Incentive Award Plan

Prior to the Closing Date, our board of directors expects to adopt an incentive award plan, pursuant to which all equity-based awards will be granted.

The incentive award plan will be discretionary and will enable the board of directors, or a committee delegated by the board of directors, of JBS N.V. to grant share-based incentives, including, stock options, share appreciation rights, restricted shares, restricted share units, and other shared-based awards, to employees, directors and consultants of JBS N.V. and group company members. The administrator of the plan will have full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan. Awards may be subject to the fulfilment of certain performance criteria as determined by the board or the compensation committee.

For more information, see “Information about JBS S.A.—Employees—Employee Compensation and Benefits—Incentive Award Plan.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

PRINCIPAL SHAREHOLDERS

JBS S.A.

Pursuant to the listing rules of the Novo Mercado segment of the B3, JBS S.A.’s capital stock is represented solely by common shares.

The following table sets forth the holders of the issued and outstanding JBS S.A. Common Shares and their respective shareholdings as of December 31, 2022:

Shareholder	Shares outstanding		%
J&F and FIP Formosa (1)	1,083,129,897	(1)	48.83%
BNDESPar (2)	461,661,101		20.81%
Other shareholders	673,325,372		30.36%

Total	2,218,116,370		100.00%

(1)

Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, own 100% of the capital stock of each of J&F, a corporation (sociedade anônima) incorporated under the laws of Brazil, and FIP Formosa, a Brazilian investment fund and share voting and investment powers and the right to receive the economic benefit of the shares held by these entities.

(2)

BNDESPar, a corporation (sociedade por ações) incorporated under the laws of Brazil, is a wholly-owned subsidiary of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social—BNDES) (“BNDES”) which, in turn, is wholly-owned by the Brazilian federal government. BNDESPar invests and owns equity interests in Brazilian companies. Pursuant to the bylaws of BNDESPar as publicly available on BNDES’s website, governance over BNDESPar is exercised at three levels: first, by its sole shareholder BNDES, followed by its Board of Directors and finally by its Board of Executive Officers. Directors are appointed by BNDES, as sole shareholder, and officers are appointed by the directors. Pursuant to BNDESPar’s bylaws, the Board of Executive Officers is responsible for determining the vote of BNDESPar as a shareholder of any invested company, including JBS S.A. The Board of Executive Officers of BNDESPar is comprised of 10 members, the CEO being also the CEO of BNDES and the remaining nine officers being also officers of BNDES. The decisions of the Board of Executive Officers of BNDESPar, including how the shares held by BNDESPar are to be voted and/or disposed, are taken at ordinary weekly meetings or extraordinary meetings (as necessary), by majority of the members present. The officers of BNDES are appointed by the Board of Directors of BNDES, of which 10 out of 11 members are appointed by three Ministers of the Brazilian federal government.

JBS N.V.

The JBS Group intends to conduct a corporate reorganization process which, as described in this prospectus, ultimately aims to migrate JBS S.A. Shareholders to become shareholders of JBS N.V. The following table sets forth the holders of the JBS N.V. Common Shares and their respective shareholdings immediately following the completion of the Proposed Transaction, assuming that the shareholding structure of JBS S.A. immediately prior to the Proposed Transaction will be the same as its shareholding structure as of December 31, 2022.

Shareholder	Shares Outstanding						% Voting Power (2)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
LuxCo (1)	—	—	541,564,948	100.00%	541,564,948	48.83%	90.52%
BNDESPar	230,830,550	40.68%	—	—	230,830,550	20.81%	3.86%
Other shareholders	336,662,686	59.32%	—	—	336,662,686	30.36%	5.63%

Total	567,493,236	100.00%	541,564,948	100.00%	1,109,058,184	100.00%	100.00%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(1)	J&F and FIP Formosa will hold their shares in JBS N.V. through LuxCo.
(2)

Percentage of total voting power represents voting power with respect to the aggregate voting power of all JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares combined. Holders of JBS N.V. Class B Common Shares are entitled to 10 votes per share, and holders of JBS N.V. Class A Common Shares are entitled to one vote per share at a general meeting of shareholders of JBS N.V. Holders of our JBS N.V. Class B Common Shares are at any time entitled to request conversion of their JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares pursuant to a mechanic that results in a 1:1 ratio, while JBS N.V. Class A Common Shares are not convertible into JBS N.V. Class B Common Shares under any circumstances. For more information about the rights of the JBS N.V. Common Shares, see “Description of Share Capital.”

Interests of Certain Persons in the Proposed Transaction

The following table sets forth information with respect to the anticipated beneficial ownership of the JBS N.V. Common Shares immediately following the completion of the Proposed Transaction by the following, assuming the shareholding structure of JBS S.A. immediately prior to the Proposed Transaction will be the same as its shareholding structure as of December 31, 2022:

•	each shareholder who is expected to beneficially own more than 5% of the JBS N.V. Common Shares;

•	each person expected to serve on our board of directors;

•	each person expected to be a member of our senior management; and

•	all of our directors and executive officers, as a group.

	Shares Outstanding						% Voting Power (1)
	Class A common shares		Class B common shares		Total
	Shares	%	Shares	%	Shares	%
5% Shareholder
LuxCo	—	—	541,564,948	100.00%	541,564,948	48.83%	90.52%
BNDESPar	230,830,550	40.68%	—	—	230,830,550	20.81%	3.86%
Directors and executive officers
Gilberto Tomazoni	*	*	—	—	*	*	*
Guilherme Cavalcanti	*	*	—	—	*	*	*

Total directors and executive officers (2)	*	*	—	—	*	*	*

(1)

Percentage of total voting power represents voting power with respect to the aggregate voting power of all JBS N.V. Class A Common Shares and JBS N.V. Class B Common Shares combined. Holders of JBS N.V. Class B Common Shares are entitled to 10 votes per share, and holders of JBS N.V. Class A Common Shares are entitled to one vote per share at a general meeting of shareholders of JBS N.V. Holders of our JBS N.V. Class B Common Shares are at any time entitled to request conversion of their JBS N.V. Class B Common Shares into JBS N.V. Class A Common Shares pursuant to a mechanic that results in a 1:1 ratio, while JBS N.V. Class A Common Shares are not convertible into JBS N.V. Class B Common Shares under any circumstances. For more information about the rights of the JBS N.V. Common Shares, see “Description of Share Capital.”

(2)

In connection with the Proposed Transaction or immediately thereafter, we expect to deliver JBS N.V. Class A Common Shares to certain members of our senior management. We do not expect that these JBS N.V. Class A Common Shares will exceed 1% of the total number of JBS N.V. Common Shares outstanding (or any class thereof).

*	Less than 1%.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

Brazilian Collaboration and Leniency Agreements, SEC Settlement and DOJ Plea Agreement

In 2017, following disclosures of illicit payments made to Brazilian politicians from 2009 to 2015, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada) (“Collaboration Agreements”) with the Brazilian Attorney General’s Office (Procuradoria-Geral da República) and a leniency agreement (“Leniency Agreement”) with the Brazilian Federal Prosecution Office (Ministério Público Federal). In 2020, our ultimate controlling shareholders also entered into a settlement with the SEC and J&F reached a plea agreement with the DOJ relating to the illicit conduct.

On May 3, 2017, former J&F officers, former senior executives and board members of JBS S.A. and JBS USA, as well as our ultimate controlling shareholders, entered into the Collaboration Agreement with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to violations of the law in Brazil. The details of such illicit conduct are set forth in annexes to the Collaboration Agreements. The information and documents disclosed by J&F representatives through the Collaboration Agreements enabled the authorities to launch several legal and administrative proceedings, including criminal investigations and lawsuits. The illicit conduct cited in the Collaboration Agreements related to illegal payments made to Brazilian politicians. On June 5, 2017, J&F entered into the Leniency Agreement with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the same illicit conduct, and J&F, on behalf of itself and its subsidiaries, agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, adjusted for inflation, over a 25-year period.

On October 14, 2020, J&F, JBS S.A. and our ultimate controlling shareholders (collectively, the “Respondents”), entered into a settlement agreement with the SEC relating to the facts that were the subject of the Collaboration Agreements and Leniency Agreement in Brazil. In connection with the SEC settlement, the SEC issued a cease-and-desist order (the “SEC order”), finding violations of certain provisions of Section 13(b) the Exchange Act, and the rules thereunder, in connection with illicit payments made in Brazil from 2009 to 2015 pursuant to which, among other things, JBS S.A. received support from a government official to obtain financing from BNDES, which financing facilitated JBS S.A.’s acquisition of PPC in 2009, unbeknownst to the management of PPC. The SEC order required the Respondents to cease and desist from further violations of certain provisions of Section 13(b) of the Exchange Act and rules thereunder; evaluate, review and continue to improve anti-bribery and anti-corruption compliance programs; and report to the SEC on such improvements and report any illicit payments that it discovers for a period of three years. JBS S.A. was also ordered to pay disgorgement to the SEC in the amount of US$26.9 million and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, all of which payments have been made.

Also on October 14, 2020, J&F reached an agreement with the DOJ pursuant to which J&F agreed to plead guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”) in relation to the payments referenced above. The plea agreement imposed a criminal penalty of US$256.5 million, in two payments of approximately US$128.2 million. J&F has paid US$128.2 million to the U.S. government and the balance is considered to have been offset by payments to Brazilian authorities under the Leniency Agreement. The plea agreement also required J&F to implement a compliance program that satisfies DOJ standards; review and improve its internal accounting controls, policies, and procedures regarding compliance with the FCPA; report to the DOJ regarding remediation efforts and progress on the implementation of J&F’s compliance program for three years; report evidence or allegations of violations of the anti-bribery provisions of the FCPA during the three-year period; and cooperate fully with the DOJ and other agencies in any investigation concerning J&F, its affiliates, executives, employees, or agents relating to the relevant conduct or any other conduct under investigation by the DOJ during the three-year period.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

CVM Investigations and Proceedings

Our ultimate controlling shareholders and J&F are currently subject to ongoing investigations by the CVM in Brazil and to criminal proceedings for alleged violations of Brazilian securities and corporate law, as set forth below, in which there has yet to be a final decision. JBS S.A. and Seara (a subsidiary of JBS S.A.) are party to one of these proceedings as described below. As a result of these proceedings, our ultimate controlling shareholders, J&F, JBS S.A. and Seara may be subject to penalties, as well as reputational damage.

Our ultimate controlling shareholders and J&F are under investigation by the CVM for possible violations of insider trading law involving shares of its controlled companies, including JBS S.A., and foreign exchange futures contracts. Our ultimate controlling shareholders are also facing criminal prosecution by the Brazilian Federal Prosecution Office based on similar allegations.

In addition, on May 30, 2017, CVM filed an administrative proceeding against JBS S.A. and Mr. Wesley Mendonça Batista to investigate the alleged use of privileged information in connection with the purchase of U.S. dollar futures. On December 8, 2017, the CVM filed an administrative proceeding against Seara and Eldorado Brasil Celulose S.A. to investigate the alleged use of privileged information in connection with trades of U.S. dollar derivatives contracts. On that date, the CVM joined the proceedings and began a punitive administrative proceeding (PAS 5388/2017) against JBS S.A., Seara, Mr. Wesley Mendonça Batista and Eldorado Brasil Celulose S.A. to determine the possible liability in connection with these allegations. On September 2018, the Board of Commissioners of the CVM rejected the settlement proposal submitted jointly by the defendants to end those administrative procedures. The potential penalty to which JBS S.A. may be subject in connection with these proceedings is three times the amount of gains related to the aforementioned transactions, which is approximately R$5 million. We believe that the chance of loss related to this proceeding is remote. Accordingly, we have not recorded any provisions in connection thereto.

Furthermore, as a result of its investigation into the activities of our ultimate controlling shareholders for alleged insider trading, the CVM has also alleged a lack of internal controls at JBS S.A. relating to former board members and has asserted that Mr. Wesley Mendonça Batista had sole control over hedging transactions. We have contested these allegations and dispute the CVM’s claims of lack of internal controls relating to hedging transactions and that Mr. Wesley Mendonça Batista had sole control over such operations. With respect to internal controls, JBS S.A. has implemented various internal control measures relating to corporate risks and financial risk management, including the following:

•

Global Corporate Risk Management Policy. JBS S.A.’s Global Corporate Risk Management Policy defines the rules, guidelines, responsibilities and procedures for the control and management of strategic, operational, financial, regulatory, political, technological and environmental risks. Furthermore, it establishes guidelines, processes and responsibilities related to the identification, analysis and monitoring of risks that may affect our strategic plan. The purpose of the Global Corporate Risk Management Policy is to meet legal and regulatory requirements and standardize concepts and practices; improve the reporting of information to the market, ensuring transparency for all stakeholders, market analysts and credit agencies; ensure a reliable data base for decision making and planning, providing a dynamic and efficient flow of information; and improve our corporate governance. JBS S.A.’s board of directors is responsible for approving the Global Corporate Risk Management Policy, and JBS S.A.’s statutory audit committee is responsible for assessing and monitoring compliance with such policy. JBS S.A.’s risk management and internal controls office, which, among other duties, defines and maps risk factors and advises the various business areas in identifying and assessing the impact of the various types of risks involved, reports to JBS S.A.’s statutory audit committee.

•	Global Liquidity Management Policy. JBS S.A.’s Global Liquidity Management Policy provides liquidity management guidelines for JBS S.A. and its subsidiaries, including the use of hedging

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

instruments. JBS S.A.’s financial and risk management committee, which is composed of members of JBS S.A.’s board of directors and executive officers, advises JBS S.A.’s board of directors in matters relating to the company’s financial and risk management policies, practices and strategies. JBS S.A.’s financial and risk management committee is supported by the risk management committee, whose responsibilities include defining the instruments that can be used to raise and invest funds, and JBS S.A.’s finance department, which enforces policy guidelines.

In April 2018, the CVM opened an investigation into alleged breaches by our ultimate controlling shareholders of certain provisions of Brazilian corporate law that prohibits shareholders from voting in certain corporate matters in which they have a conflict of interest. This investigation relates to the vote, by FB Participações S.A. (“FB”) (at the time, the direct controlling shareholder of JBS S.A), to approve the 2016 financial statements of JBS S.A. at JBS S.A.’s annual general shareholders’ meeting held in 2017. Mr. Wesley Mendonça Batista and Mr. Joesley Mendonça Batista, both shareholders of J&F (at the time, the controlling shareholder of FB), acted as CEO and board member of JBS S.A., respectively, during 2016. The CVM initially argued that, by virtue of the relationship between FB and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and their roles at JBS S.A., the approval of JBS S.A.’s financial statements by FB would constitute a formal conflict of interest, under which allegedly conflicted shareholders are prohibited from voting, and, as a consequence, FB should have recused itself from the vote to approve JBS S.A.’s financial statements. However, the CVM is currently deliberating the matter on the basis of a substantive theory of conflicts of interest that relies on a facts and circumstances analysis following the vote to determine whether the vote should be nullified. Irrespective of the CVM’s ultimate determination in this case, the votes of the remaining shareholders of JBS S.A. at the shareholders’ meeting in question would have sufficed to approve JBS S.A.’s financial statements. In the event the case is decided unfavorably to our ultimate controlling shareholders, we believe that the CVM will likely impose a monetary fine on them. As such, we do not anticipate any CVM sanction on JBS S.A. or any other shareholders relating to this proceeding. JBS S.A. has a conflicts of interest policy that applies to its executive officers and board members.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

RELATED PARTY TRANSACTIONS

The following summarizes the material transactions we engage in with our principal affiliates. For more information about our related party transactions, see note 9 to JBS S.A. audited financial statements, included elsewhere in this prospectus.

Transaction Documents

Merger of Shares Protocol

In connection with the Proposed Transaction, we will enter into the Merger of Shares Protocol, as further described below.

The Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) is a document prepared pursuant to Articles 224, 225 and 252 of the Brazilian Corporation Law, which the managements of JBS S.A. and HoldCo will each submit for approval at their respective special meetings of shareholders and which provides the shareholders with information on the terms, conditions and reasoning for the approval of the Merger of Shares contemplated by the Proposed Transaction. The terms and conditions of the Proposed Transaction are contained in the Merger of Shares Protocol are described in this prospectus, and an English translation of the Merger of Shares Protocol is included as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the Merger of Shares Protocol carefully. All descriptions in this summary and in this prospectus of the terms and conditions of the Proposed Transaction are qualified in their entirety by reference to the Merger of Shares Protocol.

As described in the Merger of Shares Protocol, the JBS S.A. General Meeting will vote to approve the following two third-party valuation reports required pursuant to Brazilian law: (a) since the Merger of Shares will result in the contribution of JBS S.A. Common Shares into HoldCo, a valuation report of JBS S.A. Common Shares at book value as of December 31, 2022 is required to determine the amount of the corresponding capital increase in HoldCo; and (2) a second valuation report is required to confirm that the proposed exchange ratio between JBS S.A. and HoldCo is based on the relative value of both companies determined pursuant to the same criteria. Although these valuation reports are required under Brazilian law to be prepared in connection with the Merger of Shares, the Proposed Transaction will result in each JBS S.A. shareholder on the Last Trading Day (controlling and non-controlling) receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to shareholders of JBS S.A. resulting from the Merger of Shares and the Redemption.

The Merger of Shares Protocol also establishes the justification presented by the managements of JBS S.A. and HoldCo, explaining the reasons why the Proposed Transaction is beneficial and meets the best interest of the shareholders.

Banco Original S.A.

We have entered into an assignment agreement with Banco Original S.A., pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our clients in Brazil and outside Brazil. The assignments are done at market value through a permanent transfer to Banco Original S.A. of all of the associated risks and benefits of such trade accounts receivables. As of December 31, 2021 and December 31, 2020, the unpaid balance of transferred receivables was R$1,834.6 million and R$1,498.0 million, respectively. For the years ended December 31, 2021 and December 31, 2020, we incurred a loss from the sale of the receivables of R$192.1 million and R$114.6 million, respectively, recognized as financial expenses.

As of December 31, 2021 and December 31, 2020, we held investments with Banco Original S.A. in the amounts of R$1,913.9 million and R$1,836.6 million, respectively, recognized as cash and cash equivalents. The cash investments and equivalents have similar rates of return as CDIs. For the years ended December 31, 2021

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

and December 31, 2020, we earned interest from these investments in the amounts of R$5.8 million and R$4.2 million, respectively, recognized as financial income.

Instituto Germinare

We sponsor Instituto Germinare, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the years ended December 31, 2021 and 2020, we made donations in the amounts of R$101.1 million and R$23.0 million, respectively, recognized as general and administrative expenses.

JBJ Agropecuária Ltda.

JBJ Agropecuária Ltda. (“JBJ”), is controlled by a family member of one of our ultimate controlling shareholders, who does not own any equity interests in J&F. It supplies cattle to JBS S.A.’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of JBS S.A.’s businesses, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ also shares transportation services from the JBS Group.

The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2021, the total amounts from accounts receivable and accounts payable were R$2.0 million (R$1.4 million as of December 31, 2020) and R$2.5 million (R$13.8 million as of December 31, 2020), respectively. For the year ended December 31, 2021, the total net revenue to JBJ was R$16.6 million (R$13.1 million for the year ended December 31, 2020) and the total amount of purchases made by JBJ from the JBS Group was R$944.8 million (R$517.9 million for the year ended December 31, 2020).

We have a livestock purchase agreement for future delivery with certain suppliers, including JBJ. As of December 31, 2021 and December 31, 2020, the balances of this transaction was R$167.7 million and R$100.5 million, respectively.

Flora Produtos de Higiene e Limpeza S.A.

Flora Produtos de Higiene e Limpeza S.A. (“Flora”), is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps. The transactions with Flora are recurrent and conducted in the normal course of JBS S.A.’s business.

As of December 31, 2021, the total amount of accounts receivable and accounts payable was R$34.4 million (R$26.7 million as of December 31, 2020) and R$699,000 (nil as of December 31, 2020), respectively. For the year ended December 31, 2021, the total net revenue to Flora was R$268.7 million (R$226.4 million for the year ended December 31, 2020) and the total amount of purchases made by Flora was R$704,000 (R$371,000 for the year ended December 31, 2020).

J&F Settlement Agreement

In January 2021, in accordance with the resolution approved at an extraordinary general meeting of shareholders of JBS S.A. held in October 2020, JBS S.A. submitted an arbitration request with the B3’s Arbitration Chamber (Câmara de Arbitragem do Mercado – CAM B3) (“Arbitration Proceeding No. 186/21”) against our ultimate controlling shareholders and J&F, among others in connection with the defendants’ actions disclosed the Brazilian Collaboration Agreements and Leniency Agreement (see “Principal Shareholders—Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”).

On December 22, 2022, the arbitration court ratified a settlement agreement between the parties to Arbitration Proceeding No. 186/21, pursuant to which J&F agreed to pay to JBS the amount of R$543.2 million. The execution and ratification of this settlement agreement brings an end to Arbitration Proceeding No. 186/21.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Policies and Procedures for Related Party Transactions

Our board of directors will be expected to review in advance any proposed related party transaction. All of our directors, officers and employees will be required to report to our board of directors any related party transaction prior to entering into the transaction.

It is our intention to ensure that all transactions between us and our officers, directors and principal shareholders and their affiliates are approved by our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

DESCRIPTION OF SHARE CAPITAL

For purposes of this section, references to “our company,” “we,” “us” and “our” refer only to the issuer.

The issuer was incorporated on October 9, 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Violet Holdings B.V.” On February 3, 2020, its name was changed to “Swift Foods B.V.” and, on November 17, 2022, its name was changed to “JBS B.V.” Prior to the Closing Date, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “JBS N.V.” Its registered office is located at Stroombaan 16, 5th Floor, 1181 VX, Amstelveen, Netherlands. Its telephone number is +31 20 656 47 00.

The following description of our share capital is a summary of the material terms of our articles of association that will be effective on the Closing Date. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read the complete text of our articles of association, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Share Capital

Upon completion of the Proposed Transaction, JBS N.V.’s share capital will consist of the: (1) Class A common shares, with a par value of €0.01 per share (“Class A Common Shares”): (2) Class B common shares, with a par value of €0.10 per share (“Class B Common Shares” and, together with the. Class A Common Shares, the “Common Shares”); and (3) conversion shares, with a par value of €0.09 per share (“Conversion Shares”, and, together with the Common Shares, the “Shares”).

As of the date of this prospectus, our authorized share capital is €             , divided into                Class A Common Shares, and                Class B Common Shares and                Conversion Shares. All Shares are registered.

Upon incorporation on October 9, 2019 (as Violet Holdings B.V.), we issued one share with a par value of €1.00 to JBS S.A. On February 3, 2020, the issuer issued an additional 44,999 ordinary shares with a par value of €1.00 each to JBS S.A. to meet the minimum capital requirements for the conversion of the issuer into a public limited liability company (naamloze vennootschap) under Dutch law. These 45,000 ordinary shares were converted and split into 450,000 Class B Common Shares on November 17, 2022, pursuant to an amendment to our articles of association. As of the date of this prospectus, our issued and outstanding share capital is €45,000, consisting of 450,000 Class B Common Shares, all of which have been fully paid in and held by JBS S.A.

As a matter of Dutch law, the voting right of each class of Shares is proportionate to its respective par value such that each Class A Common Share confers the right to cast one vote at a general meeting of shareholders, each Class B Common Share confers the right to cast ten votes at a general meeting of shareholders and each Conversion Share confers the right to cast nine votes at a general meeting of shareholders. See the section captioned “—General Meetings and Voting Rights” for a further description on voting rights. The Class A Common Shares carry the same economic rights as the Class B Common Shares with respect to dividends and liquidation rights, each as described further below under the sections captioned “—Dividend Rights” and “—Dissolution and Liquidation; Legal Merger and Demerger”. See also “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—The dual class structure of the JBS N.V. Common Shares has the effect of concentrating voting control with our Class B shareholders and limiting our other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of JBS N.V. Class A Common Shares may view as beneficial” for a description of certain risks relating to the dual-class structure, including among other things, our

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

ultimate controlling shareholders being able to control significant corporate activities that require a resolution by shareholders at a general meeting of shareholders including issuances of JBS N.V. Common Shares or designating the board of directors to issue shares.

A holder of Class B Common Shares may at all times provide the board of directors with a conversion request requesting conversion of one or more of its Class B Common Shares. A conversion request must at least include (i) the number of Class B Common Shares to which the request relates, (ii) an irrevocable and unconditional power of attorney from the shareholder requesting conversion to JBS N.V., with full power of substitution and governed by Dutch law, to offer and transfer the Conversion Shares resulting from the conversion to JBS N.V against no consideration (om niet), and (iii) several representations as further set out in our articles of association.

After receipt of a request for conversion of Class B Common Shares into Class A Common Shares and Conversion Shares duly completed and signed to the satisfaction of our board of directors: (i) the board of directors shall resolve to convert the number of Class B Common Shares to which the conversion request relates into Class A Common Shares and Conversion Shares, whereby each Class B Common Share is converted into one Class A Common Share and one Conversion Share and (ii) the requesting shareholder shall be obliged to offer and transfer the Conversion Shares to JBS N.V. for no consideration (om niet).

Class B Common Shares shall automatically convert into Class A Common Shares and Conversion Shares in the same ratio referred above, upon the enforcement of a security interest over such JBS N.V. Class B Common Shares (including, but not limited to, a right of pledge), which results in a transfer of such JBS N.V. Class B Common Shares. Upon the occurrence of the event described above, the shareholder concerned shall be obliged to notify the board of directors thereof by means of a written notice addressed to the board of directors.

The Conversion Shares are introduced to facilitate a 1:1 conversion of Class B Common Shares into Class A Common Shares under Dutch law. A 1:1 conversion of Class B Common Shares into Class A Common Shares would result in a capital reduction as the nominal value of the Class B Common Shares is higher than the nominal value of the Class A Common Shares. A capital reduction under Dutch law requires a resolution by the general meeting of shareholders of JBS N.V., adopted by a two/third majority if less than half of the issued capital is present or represented at the meeting. In addition, (minutes of) the resolution on the capital reduction will need to be deposited with the Dutch trade register and such is to be announced in a Dutch daily newspaper. Following the aforementioned announcement, a two-month opposition period will commence during which creditors may file an opposition to the capital reduction with the relevant Dutch court, requesting security for their claim. The resolution to reduce JBS N.V.’s capital will not be effective until the opposition period has ended and, if opposition has been filed timely, upon the withdrawal of the opposition or upon an order setting aside the opposition becoming enforceable. By converting each Class B Common Share, with a nominal value of €0.10 (equivalent to approximately R$0.55694, converted using the foreign exchange rate as at December 31, 2022), into one Class A Common Share, with a nominal value of €0.01 (equivalent to approximately R$0.055694, converted using the foreign exchange rate as at December 31, 2022), and one Conversion Share with a nominal value of €0.09 (equivalent to approximately R$0.501246, converted using the foreign exchange rate as at December 31, 2022), a conversion of Class B Common Shares will not result in a capital reduction.

If a Conversion Share is held by anyone other than JBS N.V. (the “Transferor”), such Transferor shall be obliged to offer and transfer such Conversion Shares to JBS N.V. unencumbered and for no consideration. If and for as long as the Transferor fails to offer and transfer the relevant Conversion Shares to JBS N.V., the voting rights, meeting rights and rights to receive distributions attached to the relevant Conversion Shares are suspended. As such, a Transferor will not be entitled to vote on the Conversion Shares, nor to received dividends on these shares. If the Transferor fails to offer and transfer the relevant Conversion Shares to JBS N.V. within 30 days after the conversion date, JBS N.V. is irrevocably empowered and authorized to offer and transfer the relevant Conversion Shares to JBS N.V. until such transaction occurs. We expect to periodically cancel the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Conversion Shares held in treasury by JBS N.V. No votes may be cast on Conversion Shares held by JBS N.V. or a subsidiary. For more information on the dividend rights of Conversion Shares, see the section “—Dividend Rights” below.

The end result of the conversion of Class B Common Shares and subsequent transfer to JBS N.V. of Conversion Shares is that a shareholder will hold one Class A Common Share for each Class B Common Share it held at the time of conversion.

Notwithstanding the conversion mechanics described above, JBS N.V. shall not proceed with the acquisition of Conversion Shares after receipt of a conversion request (as set out above) to the extent it would not be allowed to acquire such shares under Dutch law. In such event, the board of directors shall propose to our general meeting of shareholders that the requisite number of Shares held in treasury be cancelled in order to allow again for the acquisition of Conversion Shares.

Upon the conversion of Class B Common Shares into Class A Common Shares and Conversion Shares, the authorized share capital of JBS N.V. shall decrease with the number of Class B Common Shares so converted and shall increase with the number of Class A Common Shares and Conversion Shares into which such Class B Common Shares are converted.

Pursuant to the articles of association, each holder of Class B Common Shares can convert any number of Class B Common Shares held by such shareholder into Class A Common Shares and Conversion Shares as described above. A holder of Class A Common Shares cannot convert its Class A Common Shares into Class B Common Shares.

Shares shall be issued pursuant to a resolution of the general meeting of shareholders, or pursuant to a resolution of the board of directors if by resolution of the general meeting of shareholders, the board of directors has been authorized to issue shares. If the board of directors is authorized by the general meeting of shareholders to issue shares and limit or exclude pre-emptive rights of shareholders, this enables us to offer newly issued shares to investors free of pre-emptive rights without requiring general meeting approval. Under Dutch law, such authorizations may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time.

Pursuant to the articles of association, Shares are not subject to transfer restrictions.

Shares are registered shares represented by an entry in our shareholders’ register. JBS N.V. intends to apply to list the Class A Common Shares on the NYSE. Beneficial interests in the Class A Common Shares that are traded on the NYSE will be held through the electronic book-entry system provided by The Depository Trust Company (“DTC”). The Class B Common Shares and Conversion Shares are not, and we do not expect that they will be, listed on a stock exchange.

Under Dutch law, shareholders are in principle entitled to pursue their own interests. However, the Dutch Civil Code provides that shareholders shall act in relation to JBS N.V. and its corporate bodies as well as their fellow shareholders in keeping with the principles of reasonableness and fairness. The Dutch Corporate Governance Code adds that this includes the willingness to engage in a dialogue with JBS N.V. and the other shareholders. The foregoing means that an individual shareholder or a group of shareholders (such as the controlling shareholders) may not in all circumstances be able to exercise their shareholder rights to the fullest extent. For example, if the controlling shareholders were to exercise their shareholder rights (including, without limitation, their voting rights) in breach of these principles of reasonableness and fairness, it may result in JBS N.V. and/or other (non-controlling) shareholders successfully opposing to such exercise and may, in extraordinary circumstances, expose the controlling shareholders to liability towards the JBS N.V. and/or other (non-controlling) shareholders for damages incurred.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Directors

Set forth below is a summary description of the material provisions of our articles of association relating to our board of directors. The summary does not restate our articles of association in their entirety.

Under our articles of association, directors are appointed by the general meeting of shareholders to serve on our board of directors for a term of approximately one year, which period shall end immediately after the annual general meeting of shareholders that will be held in the calendar year after the date of his appointment. A director may be reappointed, with due observance of the provision in the previous sentence.

JBS N.V. has a one-tier board structure, comprising both executive directors having responsibility for the day-to-day management and non-executive directors having the task to supervise the performance of the directors. The number of directors shall be determined by the board of directors. The directors shall be appointed as such by our general meeting of shareholders. The board of directors, whether or not upon recommendation of the nominating committee of the board of directors, may nominate one or more candidates for each vacancy. The general meeting of shareholders determines whether a director is an executive director or a non-executive director upon his or her appointment. At the nomination of the board of directors, the general meeting of shareholders shall appoint one of the non-executive directors as lead director and appoint one of the directors as chairman of the board of directors.

The task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. Tasks that are not allocated fall within the power of the board of directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of JBS N.V. (including supervision thereof in case of non-executive directors).

In the performance of their tasks, the directors shall be guided by the interests of JBS N.V. and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The interest of the company is usually determined primarily by promoting the continued success of the enterprise affiliated to the company.

JBS N.V. has a policy in respect of the remuneration of the board of directors. With due observation of the remuneration policy, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that executive directors do not participate in the deliberations and decision-making regarding the determination of the remuneration of executive directors.

Liability to Further Capital Calls

All of the issued and outstanding Shares are fully paid and non-assessable.

Additional Issuances and Pre-Emptive Rights

Issuance of Shares. The general meeting of shareholders has the authority to resolve on any issuance of Shares. The general meeting of shareholders may also delegate this authority to the board of directors. The foregoing also applies to the granting of rights to subscribe for Shares, such as options, but does not apply to the issue of Shares to a person exercising a previously acquired right to subscribe for Shares. The designation granted pursuant to the aforesaid authorization must determine the number and class of shares that may be issued. The delegation may from time to time be extended for a period not exceeding five years. A resolution by the general meeting of shareholders to issue shares or designate the board of directors to issue shares requires a prior or simultaneous approval by each group of holders of a class of common shares whose rights are affected by the issuance or designation.

Pursuant to a resolution adopted by the general meeting of shareholders, the board of directors has irrevocably been granted the authority for a period of              years commencing on             , 2023, to resolve to issue, or to grant rights to subscribe for, up to              Class A Common Shares.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Pre-Emptive Rights. Under Dutch law and the articles of association, each shareholder has a pre-emptive right in proportion to the aggregate amount of its Class A Common Shares and Class B Common Shares upon the issuance of Class A Common Shares and Class B Common Shares (or the granting of rights to subscribe for Class A Common Shares and Class B Common Shares). No pre-emptive rights shall apply in respect of any issuance of Conversion Shares. This pre-emptive right does not apply to: (1) shares issued to employees of JBS N.V. or a group company of JBS N.V. as referred to in Section 2:24b Dutch Civil Code, (2) shares that are issued against payment other than in cash; and (3) shares issued to a person exercising a previously granted right to subscribe for shares.

The general meeting of shareholders may resolve to limit or exclude pre-emptive rights. If the general meeting of shareholders has designated this authority to the board of directors for a period not exceeding five years, the board of directors may limit or exclude pre-emptive rights, but only if the board of directors has also been designated the authority to issue shares. If less than 50% of the issued capital of JBS N.V. is represented at a general meeting of shareholders, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting of shareholders to limit or exclude a pre-emptive right or to designate this authority to the board of directors.

Pursuant to a resolution adopted by the general meeting of shareholders, the board of directors has irrevocably been granted the authority for a period of              years commencing on             , 2023, to resolve to restrict or exclude the pre-emptive rights of shareholders in respect of the issue of, or grant of rights to subscribe for, up to Class A Common Shares.

Subject to Section 2:96a of the Dutch Civil Code, when adopting a resolution to issue new shares, the general meeting of shareholders or the board of directors may determine how and during which period pre-emptive rights may be exercised.

Any issuance of Shares or grant of rights to subscribe for Shares and/or any limitation or exclusion of pre-emptive rights in respect of such issuance or grant, whether resolved upon by the general meeting of shareholders or by the board of directors, as applicable, shall be made with due observance of the applicable statutory provisions and the provisions included in the articles of association (including, without limitation, the principles of reasonableness and fairness as described above). The foregoing, for example, means that an issuance of JBS N.V. Class A Common Shares to one shareholder or a specific group of shareholders (such as the controlling shareholders) against an issue price at a discount to the trading price may not in all circumstances be effected due to such transaction not being in the corporate interest and/or it constituting a breach of the principles of reasonableness and fairness as described above.

Repurchase of Shares

JBS N.V. may acquire its own fully paid-up shares for no consideration (om niet), or subject to certain provisions of Dutch law and the articles of association for consideration, if: (1) our equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (2) JBS N.V. would thereafter not hold a pledge over shares or together with its subsidiaries hold shares with an aggregate nominal value exceeding 50% of the issued share capital; and (3) the board of directors has been authorized to do so by the general meeting of shareholders, which authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange.

JBS N.V. can, jointly with its subsidiaries, hold shares in its own capital exceeding 10% of its issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession. Owned shares pledged by JBS N.V. and its subsidiaries are taken into account in this respect. Any shares held by

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. in excess of the amount permitted shall automatically transfer to the directors jointly at the end of the last day of such three-year period. Each director shall be jointly and severally liable to compensate JBS N.V. for the value of the shares at such time, with interest at the statutory rate thereon from such time. The same applies to the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange and held by JBS N.V. for more than one year after acquisition thereof.

Reduction of Share Capital

The general meeting of shareholders may resolve to cancel shares which are held by JBS N.V. in treasury or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at a general meeting of shareholders if less than 50% of the issued capital is present or represented at the meeting. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.

Transfer of Shares

Common Shares are, in principle, freely transferable.

In accordance with the provisions of Dutch law and our articles of association, the transfer of shares or creation of a right of pledge or right of usufruct thereon requires a deed executed for that purpose and, save in the event JBS N.V. itself is a party to such legal act, written acknowledgement by JBS N.V. of the transfer. Service of notice of the deed or of a certified notarial copy or extract of that deed on JBS N.V. will be the equivalent of such acknowledgement.

Shares that have been entered into the electronic book-entry system will be registered in the name of Cede & Co. as nominee of DTC, and transfer of beneficial entitlements in shares held in the electronic book-entry system will be effected by electronic bookings. The above-mentioned requirements applicable to a transfer of the shares do not apply to the trading of such beneficial entitlements in shares.

Annual Accounts and Independent Auditor

We expect that following the completion of the Proposed Transaction, our financial year will run from January 1 to December 31 of each calendar year. JBS N.V. will be required to publish its annual accounts within five months after the end of each financial year. The annual accounts are required to be made available to the public during a period of at least ten years.

All directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted at the annual general meeting of shareholders, at which meeting the directors may be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the management report and independent auditor’s report are made available through our website to the shareholders and other persons with meeting rights for review as from the day of the notice convening the annual general meeting of shareholders.

Dividend Rights

General

The holders of Class A Common Shares and Class B Common Shares shall be entitled pari passu to distributions, as any and all distributions on the Common Shares shall be made in such a way that on each share an equal amount or value will be distributed provided that and with observance of the following order of priority: (a) in the event of a distribution of profits in respect of a financial year, a distribution for an amount equal to one

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

percent (1%) of the nominal value of each issued and outstanding Conversion Share shall first be added to the dividend reserve maintained for the holders of Conversion Shares, and (b) following such, no further distribution shall be made on Conversion Shares in respect of such financial year. Any determination to pay dividends will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements, including limitations under Dutch law, restrictions in our debt agreements that limit our ability to pay dividends to shareholders and other factors our board of directors deems relevant. For example, pursuant to the Dutch Civil Code, JBS N.V. may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up issued capital plus the reserves as required to be maintained by Dutch law.

For more information about the risks related to our dividend policy and our ability to declare dividends to our shareholders, see “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—Our ability to make dividend payments is subject to, inter alia, our future financial performance and cash flow position and by limitations under our debt agreements and Dutch law. Investors may not be able to rely on dividends to receive a return on their investment.”

Manner and Time of Dividend Payments

Profit is distributed after the adoption of the annual accounts from which it appears that distribution of such profit is admissible. In other words, JBS N.V. may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up part of the capital plus the reserves as required to be maintained by Dutch law.

Following the adoption of the annual accounts by the general meeting of shareholders, our board of directors may determine which part of the profits shall be reserved. The general meeting of shareholders may resolve that the part of the profits remaining after reservation shall be distributed as a dividend on the Shares; without such resolution, these profits shall also be reserved. Our board of directors may, without shareholder approval but subject to certain conditions, also resolve to distribute an interim dividend on the Shares.

Uncollected Dividends

A claim for any dividend declared lapses five years after the date on which those dividends were released for payment. Any dividend that is not collected within this period reverts to JBS N.V.

Taxation of Dividends

Dividend payments can be subject to withholding tax in the Netherlands. For information about the Dutch tax issues relating to dividend payments, see “Taxation—Material Dutch Tax Consequences—Ownership of JBS N.V. Class A Common Shares or JBV N.V. BDRs—Dividend Withholding Tax.”

For information about U.S. federal income issues relating to dividend payments, see “Taxation—Material U.S. Federal Income Tax Consequences—Consequences of the Ownership and Disposition of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs— Taxation of Distributions.”

General Meetings and Voting Rights

Annual Meeting. An annual general meeting of shareholders must be held within six months from the end of the preceding financial year. The agenda of the annual general meeting of shareholders shall announce, among other things, discussion of implementation of the remuneration policy, discussion and adoption of the annual accounts and other proposals brought up for discussion by the board of directors.

General Meeting and Place of Meetings. Other general meetings of shareholders will be held if requested by the board of directors, the chairman or the lead director, or by the written request (stating the exact subjects to be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of JBS N.V. (taking into account the relevant provisions of Dutch law, the articles of association of JBS N.V. and the applicable stock exchange regulations). General meetings of shareholders will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

Convocation Notice and Agenda. General meetings of shareholders can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued in accordance with Dutch law. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the general meeting of shareholders must be made on our company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting of shareholders may contain the items requested by one or more shareholders representing at least 3% of the issued share capital of JBS N.V., taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the board of directors at least 60 days before the day of the meeting.

The Dutch Corporate Governance Code provides that, if one or more shareholders intend to request that an item be put on the agenda that may result in a change in JBS N.V.’s strategy, the board of directors must be given the opportunity to invoke a response time granting a reasonable period not exceeding 180 days to respond to such intention. If invoked, the board of directors must use such response time for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, and shall explore alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response time may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response time may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened.

Admission and Registration. Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the Shares accrues, shall be authorized to attend a general meeting of shareholders, to address the general meeting of shareholders and to exercise its voting rights. The record date of each general meeting of shareholders is the twenty-eighth day prior to the date of the general meeting of shareholders so as to establish which shareholders are entitled to attend and vote at the general meeting of shareholders. Only holders of shares and other persons entitled to vote or attend the general meeting of shareholders at such record date are entitled to attend and vote at the general meeting of shareholders. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the general meeting of shareholders may register and exercise their rights. Those entitled to attend a general meeting of shareholders may be represented at a general meeting of shareholders by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically. Directors have the right to render their advice at a general meeting of shareholders.

Voting Rights. Each Class A Common Share confers the right to cast one vote at a general meeting of shareholders, and each Class B Common Share confers the right to cast ten votes at a general meeting of shareholders. If and to the extent voting rights are not suspended, each Conversion Share confers the right on the holder to cast nine vote at a general meeting of shareholders. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the articles of association of JBS N.V. prescribe a larger majority.

No votes may be cast at a general meeting of shareholders on Shares held by JBS N.V. or its subsidiaries. Also no voting rights may be cast at a general meeting of shareholders in respect of Common Shares for which depositary receipts have been issued that are owned by JBS N.V. or its subsidiaries. Nonetheless, the holders of a right of usufruct or pledge in respect of shares held by JBS N.V. and its subsidiaries in our share capital are not excluded from the right to vote on such shares, if the right of usufruct or pledge was granted prior to the time

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

such shares were acquired by JBS N.V. or its subsidiaries. Neither JBS N.V. nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge.

Under Dutch law and/or the articles of association of JBS N.V., the following matters require at least two-thirds of the votes cast at a meeting if less than 50% of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to restrict or exclude rights of pre-emption; or

•	a resolution to authorize the board of directors to restrict or exclude shareholder rights of pre-emption.

Shareholders’ Votes on Certain Transactions. Under Dutch law any important change in the identity or character of JBS N.V. must be approved by the general meeting of shareholders, including (i) the transfer of the enterprise of JBS N.V. or practically the entire enterprise of JBS N.V. to a third party, (ii) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or its subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V. and (iii) the acquisition or disposal by JBS N.V. or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V. The absence of such approval of the general meeting of shareholders does not affect the authority of the board of directors or directors to represent JBS N.V.

Amendments to the Articles of Association

The general meeting of shareholders may resolve to amend the articles of association of JBS N.V. The rights of shareholders may be changed only by amending the articles of association in compliance with Dutch law.

Dissolution and Liquidation; Legal Merger and Demerger

The general meeting of shareholders may resolve to dissolve JBS N.V. In the event of dissolution, JBS N.V. will be liquidated in accordance with Dutch law and the articles of association and the liquidation shall be arranged by the members of the board of directors, unless the general meeting of shareholders appoints other liquidators. During liquidation, the provisions of the articles of association will remain in force as long as possible.

During liquidation, to the extent possible the articles of association shall continue to apply. The Class A Common Shares and Class B Common Shares have equal economic rights at liquidation such that any balance remaining after payment of the debts of JBS N.V. shall be transferred to the shareholders pro rata in proportion to the number of Class A Common Shares and Class B Common Shares held by each shareholder, provided that and with observance of the following order of priority: an amount equal to the nominal value of a Conversion Share shall first be transferred on each Conversion Share to the holders of the Conversion Shares.

A resolution by the general meeting of shareholders regarding the legal merger or demerger of JBS N.V. requires a simple majority. If less than half of the issued capital of JBS N.V. is present or represented at the general meeting of shareholders concerned, a resolution regarding the legal merger or demerger of JBS N.V. requires a two-thirds majority.

Liability of Directors

Under Dutch law, the management of a company is a joint undertaking and each director can be held jointly and severally liable to JBS N.V. for damages in the event of improper or negligent performance of their duties. In such a scenario, all directors are jointly and severally liable to JBS N.V. for failure of one or more co-directors. An individual director is only exempted from liability if such director proves that he or she cannot be held liable

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

for serious culpable conduct for the mismanagement and that he or she has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard, a director may refer to the allocation of tasks between the directors. Further, individual directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code (Burgerlijk Wetboek). In certain circumstances, including in the event of bankruptcy of our company, directors may incur additional specific civil and criminal liabilities. See “Management — Exculpation, Insurance and Indemnification of Directors and Officers” for a description of the indemnification provisions in our articles of association.

Squeeze-Out Provisions

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who (alone or together with its group companies) holds at least 95 percent of the issued share capital of JBS N.V. may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Dutch Enterprise Chamber of the Amsterdam Court of Appeals (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

Cooling-off Period

Pursuant to Dutch law, a statutory cooling-off period of up to 250 days can be invoked by the board of directors, during which the general meeting of shareholders of JBS N.V. would not be able to dismiss, suspend or appoint members of the board of directors (or amend the provisions in the JBS N.V. articles of association governing these matters) unless these matters were proposed by the board of directors. This cooling-off period could be invoked by the board of directors in the event:

•

shareholders, using either their shareholder proposal right or their right to request a general meeting of shareholders, propose an agenda item for the JBS N.V. general meeting to dismiss, suspend or appoint a director (or to amend any provision in the JBS N.V. articles of association dealing with those matters); or

•	a public offer for JBS N.V. has been announced or made without agreement having been reached with JBS N.V. on such offer.

provided, in each case, that in the opinion of the board of directors such proposal or offer materially conflicts with the interests of JBS N.V. and its business.

The cooling-off period, if invoked, ends upon the earliest of the following events:

•	the expiration of 250 days from:

(a) in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal for the next general meeting of shareholders has expired;

(b) in case of shareholders using their right to request a general meeting of shareholders, the day when they obtain court authorization to do so; or

(c) in case of a public offer as described above being made without agreement having been reached with JBS N.V. on such offer, the first following day.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	the day after a public offer without agreement having been reached with JBS N.V. on such offer, having been declared unconditional; or

•	the board of directors deciding to end the cooling-off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling-off period is invoked, may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•

the board of directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of JBS N.V. and its business;

•	the board of directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;

•

if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the board of directors must gather all relevant information necessary for a careful decision-making process. In this context, the board of directors must at least consult with shareholders representing at least 3% of JBS N.V.’s issued share capital at the time the cooling-off period was invoked and with the JBS N.V.’s works council (if applicable). Formal statements expressed by these stakeholders during such consultations must be published on JBS N.V.’s website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our company website. This report must also remain available for inspection by the shareholders and others with meeting rights under Dutch law at JBS N.V.’s office and must be tabled for discussion at the next general meeting of shareholders.

Comparison of Dutch Corporate Law and U.S. Corporate Law

The rights of the shareholders of JBS N.V. and the relative powers of our board of directors are governed primarily by Dutch corporate law and our articles of association. Because JBS N.V. is, as of the date of this prospectus, a Dutch public limited liability company (naamloze vennootschap), the rights of shareholders of JBS N.V. will be governed by applicable Dutch law and by our articles of association.

The following is a summary comparison of certain differences between the rights JBS N.V. shareholders will have as shareholders under applicable Dutch law, including Book 2 of the Dutch Civil Code, and our articles of association effective upon completion of the Proposed Transaction, and the rights of shareholders under the Delaware general corporation law (the “DGCL”), in a corporation incorporated in Delaware. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements or on our governance or other policies. Such rights, obligations or provisions generally apply equally to the Shares.

	JBS N.V.	Delaware Entity
Authorized and Outstanding Capital Stock; Payment on Shares	Under Dutch law, at least 20% of the authorized capital of a (listed) public limited liability company must be issued and at least 25% of the par value of the issued shares	Under the DGCL, capital stock issued by a Delaware corporation may be paid for in such form and manner as the board of directors determines, such payment to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity

(and obligated share capital) must be paid up. The issued and paid-up capital must amount to at least €45,000. Payment on shares in kind is possible. The articles of association include the authorized capital. All of the issued and outstanding Shares are fully paid and non-assessable.

Under Dutch law, the general meeting of shareholders is authorized to issue shares or delegate (by resolution or in the articles of association) such authority to the board of directors. For a period of             as from             , 2023 the board of directors shall be irrevocably authorized to issue Class A Common Shares up to             .

consist of cash, any tangible or intangible property or any benefit to our company, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by our company’s board of directors.

Under the DGCL, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.

Delaware corporations generally provide their authorized capital stock in their certificate of incorporation.

Consolidation and Division; Subdivision	Under Dutch law, the general meeting of shareholders may resolve to reduce the issued capital by reducing the nominal value of shares by amending the articles of association or by cancelling shares which our company holds. The issued shares may also be combined into a smaller number of shares or split into a greater number of shares through an amendment of the articles of association.	Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation approved by shareholders.

Preemption Rights	Under Dutch law, each shareholder has pre-emptive rights on any issue of shares pro rata to the aggregate nominal value of his shares, except inter alia if shares are issued for a non-cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares. The general meeting of shareholders is in principle authorized to limit or exclude pre-emptive rights or to delegate such authority to the board of directors. The general meeting of shareholders of JBS	Under the DGCL, shareholders have no pre-emptive rights on any issuances of stock or security convertible into such stock unless, and to the extent, such rights are expressly provided for in the certificate of incorporation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
N.V. can delegate such authority to the board of directors for a period not exceeding five years. No pre-emptive rights shall apply in respect of any issuance of Conversion Shares.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

JBS N.V. can only make distributions insofar its equity exceeds the aggregate of the paid up and called up part of the issued capital increased with the reserves to be maintained by law. This rule applies to both dividend distributions (out of profit) and distributions of freely distributable reserves (such as share premium).

The board of directors may determine which part of the profits shall be reserved for purposes of a distribution, and the general meeting of shareholders may subsequently resolve to distribute any part of such profits to shareholders as dividend after the adoption of JBS N.V.’s annual accounts demonstrating that such distribution is legally permitted.

From time to time during the course of the year, the board of directors may also make interim distributions or distributions from reserves, without shareholder approval but subject to certain conditions. Such distributions may only be made if there are sufficient freely distributable reserves available based on the (interim) financial statements. The interim financial statements should reflect the financial position of JBS N.V. no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

Repurchase

The board of directors may – subject to several capital

Distributions / Dividends

Under the DGCL, a Delaware corporation’s board of directors may declare and pay dividends to the holders of such corporation’s capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of such corporation’s capital stock or in other property.

Repurchases / Redemptions

Unless otherwise restricted in a Delaware corporation’s certificate of incorporation and subject to notice requirements under the DGCL, a Delaware corporation may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If a Delaware corporation designates and issues shares of a series of preferred stock that are redeemable in accordance with its terms, such terms will govern the redemption of such shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. Shares that have

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
	protection rules – repurchase shares if authorized thereto by the general meeting of shareholders. No authorization of the general meeting of shareholders is required if shares are acquired by JBS N.V. with the intention of transferring such shares to employees of JBS N.V. or any group company of JBS N.V. under an equity compensation plan, provided that such shares are listed on a stock exchange. The general meeting of shareholders of JBS N.V. may each year authorize the board of directors to repurchase shares for a period of 18 months.	been repurchased but have not been cancelled may be resold by a corporation for such consideration as the board may determine in its discretion.

Dividends in Shares; Bonus Issues	It is intended that the payment of dividends in U.S. dollars, if declared, will be made in cash. However, JBS N.V. may also declare dividends in kind by issuing new shares or otherwise.	The DGCL does not restrict distributions of capital stock to shareholders in the form of a share dividend.

Lien on Shares, Calls on Shares and Forfeiture of Shares	Upon a subscription for Shares, the nominal amount thereof, and any share premium, must be paid. Shares may only be issued against payment in full of the amount. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash.	Under the DGCL, a Delaware corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.

Share Certificates	Dutch law allows a public limited liability company to issue share certificates, provided these are kept by a central institute or intermediary within the meaning of article 1 of the Giro Securities Act (Wet Giraal Effectenverkeer). The articles of association of JBS N.V. do not allow the issuance of share certificates.	The DGCL does not restrict use of physical share certificates or book-entry shares.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
Election of Directors	Our executive directors and non-executive directors shall be appointed by the general meeting of shareholders. The board of directors, whether or not upon recommendation of the nominating committee, may nominate one or more candidates for each vacancy. The board of directors shall consist of a minimum of seven directors and a maximum of 11 directors. In addition, the number of executive directors and the number of non-executive directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of one and a maximum of four executive directors and a minimum of three and a maximum of ten non-executive directors. At the nomination of the board of directors, the general meeting of shareholders shall appoint one of the non-executive directors as lead director and appoint one of the directors as chairman of the board of directors.	A Delaware corporation’s directors are elected by shareholders at an annual meeting of shareholders. The board of directors may determine the number of board members who will serve on the board, or such number may be fixed in the certificate of incorporation. The DGCL provides that shareholders of a corporation do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation of the corporation.

Removal of Directors; Vacancies

Suspension / Dismissal

A director may at any time be suspended or dismissed by the general meeting of shareholders by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

Vacancies

In the event of a vacancy, a new director shall be appointed by the JBS N.V. general meeting of shareholders, for which vacancy the board of directors, whether or not upon recommendation of the nominating committee, may

Removal of Directors

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
nominate one or more candidates. The JBS N.V. articles of association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act of all directors, our company secretary shall temporarily be responsible for the management of JBS N.V. until the vacancies have been filled, and will as soon as possible take the necessary measures required for a permanent solution.

of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies

Delaware corporations may specify in their certificate of incorporation or bylaws the procedure for addressing board vacancies, which may be filled by the board of directors or by the shareholders at a meeting.

Duties of Directors

Under Dutch law, the board of directors, consisting of executive directors and non-executive directors, is responsible for JBS N.V.’s management, the general affairs of the company’s business and the general affairs of its subsidiaries.

It is also charged with determining JBS N.V.’s strategy and outlining its policy. In the performance of their tasks, the directors shall be guided by the interests of JBS N.V. and the enterprise connected with it. Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The JBS N.V. board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the

Under the DGCL, a corporation’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its shareholders. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees.

and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

Conflicts of Interest of Directors	According to Dutch law, a director shall not take part in the deliberation and decision-making if he or she has a direct or indirect personal interest therein, which is in conflict with the interests of our company and its business. In case all directors have a conflict of interest, the resolutions will be adopted by the general meeting of shareholders, unless the articles of association provide otherwise. The JBS N.V. articles of association provide that if there is a personal conflict of interest in respect of all directors, the decision shall nevertheless be taken by the board of directors, and shall be disclosed

Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

•  the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•  the material facts with respect to such interested

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity

and explained by the board of directors in the board report.

If a director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification and the director may be held liable towards our company. This nullification, however, only has internal effect and does not affect the external representation.

director’s relationship or interest are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•  the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Indemnification of Officers and Directors	Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the JBS N.V. articles of association, current and former directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of the director or former director is proper under the	Under the DGCL, a corporation has the power to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity

circumstances because he or she had met the applicable standard of conduct set.

A director or former director shall not be entitled to any indemnification, if and to the extent: (a) Dutch law would not permit such indemnification; (b) a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director or former director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of such director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness; (c) the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or (d) JBS N.V. brought the procedure in question before a court.

had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware court or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

Limitation on Director Liability

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to our company for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

The JBS N.V. board of directors will be insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as a member of the board of directors.

Under the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages for breach of his fiduciary duties as a director, provided that it does not eliminate or limit the liability of a director:

•  for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  under Section 174 of the DGCL (i.e., unlawful payment of dividends or

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
unlawful purchase or redemption of shares); or • for any transaction from which the director derived an improper personal benefit.

Annual Meetings of Shareholders

Under Dutch law, public limited liability companies are required to hold at least one physical meeting each year. This annual general meeting must take place within six months from the end of the preceding financial year.

The general meeting of shareholders of JBS N.V. shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

A subject for discussion at the general meeting that has been requested in writing by one or more shareholders who individually or jointly represent at least three percent of our company’s issued share capital shall be included in the notice of the general meeting, provided that our company has received the request no later than 60 days before the day of the meeting.

The DGCL provides that if a corporation has not held its annual meeting of shareholders for a period of 30 days after the date designated, or if no date has been designated, for a period of 13 months after its last annual meeting, a court may summarily order a meeting to be held upon the application of any shareholder or director.

The bylaws of a Delaware corporation generally provide for procedure for the determination of the date, time and place of the annual meeting of shareholders. The content of the meeting is dictated by the board of directors and included in the notice of a meeting. The bylaws also generally include advance notice provisions, which provide a means for a shareholder to raise a proposal at a meeting, and may further provide for proxy access, which enables a shareholder to include a proposal in the notice and proxy statement for a meeting.

Calling Special Meetings of Shareholders	Other general meetings of shareholders will be held if requested by the board of directors, the chairman or the lead director, or by written request of one or more shareholders representing in aggregate at least 10% of our issued share capital.	Under the DGCL, special meetings of shareholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

Notice Provisions	The convocation notice of the general meeting of shareholders of JBS N.V. shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting	Under the DGCL, without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders given by a corporation under any provision of the DGCL, its certificate of incorporation or its bylaws may be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
	whether or not by written proxy- holder, the address of the website of JBS N.V. and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication. The notice of the meeting shall also state the record date and the manner in which the persons entitled to attend or vote at a meeting may procure their registration and exercise their rights.	given in writing directed to the shareholder’s mailing address (or by electronic transmission directed to the shareholder’s electronic mail address, as applicable) as it appears on the records of the corporation.

Quorum at Shareholder Meetings	Pursuant to Dutch law, the validity of a resolution of the general meeting of shareholders is not dependent on the question which part of the share capital is represented at such meeting, unless Dutch law or the articles of association describes otherwise.	Under the DGCL, and as typically provided for in certificates of incorporation or bylaws, the presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum at any meeting of shareholders, unless otherwise specified in the certificate of incorporation or bylaws. In no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Voting Rights	Each JBS N.V. Class A Common Share confers the right to cast one vote at a general meeting of shareholders and each JBS N.V. Class B Common Share confers the right to cast ten votes at a general meeting of shareholders of JBS N.V. If and to the extent voting rights are not suspended, each JBS N.V. Conversion Share confers the right on the holder to cast nine votes at a general meeting of shareholders of JBS N.V. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the articles of association of JBS N.V. prescribe a larger majority.	Under the DGCL, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise.

Shareholder Action by Written Consent	The JBS N.V. articles of association do not provide that resolutions of the general meeting of shareholders can be adopted by written consent. However, for as	Under the DGCL, shareholders may, unless the certificate of incorporation otherwise provides, act by written consent with the minimum number of votes that

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
	long as JBS N.V. Class B Common Shares or JBS N.V. Conversion Shares, as applicable, are not admitted to listing and trading on a stock exchange with cooperation of JBS N.V., resolutions of the meeting of holders of JBS N.V. Class B Common Shares or holders of JBS N.V. Conversion Shares, as applicable, may be adopted in writing without holding a meeting provided such resolutions are adopted by the unanimous vote of all holders of JBS N.V. Class B Common Shares or JBS N.V. Conversion Shares, as applicable.	would be needed to approve such a matter at an annual or special meeting of shareholders.

Shareholder Suits	Under Dutch law, in the event that a third party is liable to JBS N.V., only JBS N.V. itself can bring civil action against that party. Shareholders of JBS N.V. do not have the right to bring an action on behalf of JBS N.V. Only in the event that the cause for the liability of a third party to JBS N.V. also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. See section “Enforcement of Civil Liabilities” below.	Generally, Delaware corporations may be sued under federal securities law, and under the DGCL, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Inspection of Books and Records

Under Dutch law, the board of directors is required to provide the general meeting of shareholders in good time with all information that a shareholder requires during a general meeting of shareholders, unless this would be contrary to an overriding interest of our company. If the board invokes an overriding interest, it must give reasons.

On application by a shareholder or a pledgee or usufructuary of Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a share.

Under the DGCL, a shareholder or his or her agent has a right to inspect the corporation’s ledger, a list of all of its shareholders and its other books and records during the usual hours of business upon written demand stating his or her purpose (which must be reasonably related to such person’s interest as a shareholder). If the corporation refuses to permit such inspection or fails to reply to the request within five business days after the demand, the shareholder may apply to a Delaware court for an order to compel such inspection.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
Disclosure of Interests in Shares	Under Dutch law, each shareholder of a company admitted to listing and trading on an EU regulated market who holds a substantial holding in that company should forthwith notify the competent authority of such substantial holding. Substantial holding means the holding of at least 3% of the shares or the ability to vote on at least 3% of the voting rights of such shares. Because the Shares will not be admitted to listing and trading on an EU regulated market, these (EU-regulated) disclosure provisions do not apply.	Although the DGCL requires Delaware corporations to maintain a list of registered stockholders and record transfers of registered shares, there is no requirement under the DGCL for shareholders to provide notifications of their share ownership. Such notification requirements are governed by the U.S. federal securities laws.

Shareholder Approval of Transaction(s)	Under Dutch law, any important change in the identity or character of JBS N.V. must be approved by the general meeting of shareholders, including: (i) the transfer of the enterprise of JBS N.V. or practically the entire enterprise of JBS N.V. to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or its subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V.; and (iii) the acquisition or disposal by JBS N.V. or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V. The absence of any such approval of the general meeting of shareholders does not affect the authority of the board of directors or directors to represent JBS N.V.

Under the DGCL, in general, the affirmative vote of a majority of the outstanding voting power of a corporation entitled to vote on the matter is required to amend the certificate of incorporation and approve mergers and consolidations involving the incorporation (with certain exceptions), the dissolution of the corporation and the sale, lease or exchange of all or substantially all of the assets of the corporation.

Under the DGCL, if a parent entity owns 90% of the outstanding shares of each class of shares of a subsidiary corporation that otherwise would be entitled to vote on such merger, such corporation may be merged into its parent without the approval of shareholders of either entity.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
Rights of Dissenting Shareholders	The concept of dissenting rights does not exist under Dutch law. However, pursuant to article 2:92a of the Dutch Civil Code, a shareholder who for its own account (or together with its group companies) provides at least 95% of our company’s issued capital may institute proceedings before the Enterprise Chamber against our company’s other shareholders jointly for the transfer of their shares to that shareholder. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Under the DGCL, shareholders have appraisal rights in connection with mergers and consolidations, provided the shareholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 shareholders.

However, even if the target corporation’s shares were listed on a national exchange or held by more than 2,000 holders, when the target shareholders receive consideration of any form other than shares, depository receipts in respect thereof, cash in lieu of fractional shares, or any combination thereof, the right to demand appraisal still applies.

Anti-Takeover Measures

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Dutch law does not contain anti-takeover measures that are applicable by operation of law.

Our articles of association contain a dual-class share structure that gives greater voting power to the JBS N.V. Class B Common Shares owned by our controlling shareholders that, although do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of the JBS N.V. Class A Common Shares and adversely affect the trading price of the JBS N.V. Class A Common Shares and the voting and other rights of the

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise.

Under the DGCL, unless required by its certificate of incorporation, mergers in which 20% or less of a corporation’s shares are issued generally do not require shareholder approval. In addition, unless required by its certificate of incorporation, mergers in which one corporation owns 90% or more of each class of shares of a

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

	JBS N.V.	Delaware Entity
	holders of the JBS N.V. Class A Common Shares.	second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares.

Variation of Rights Attaching to a Class or Series of Shares	Dutch law provides for different classes of shares with different voting rights or preferred entitlement to profits. However, a class of shares without voting or profit rights is not possible with regard to public limited liability companies such as JBS N.V.	Under the DGCL, Delaware corporations may provide for different rights for its different classes of shares and may provide such information in the corporation’s certificate of incorporation and/or bylaws.

Amendments of Governing Documents	The general meeting of shareholders of JBS N.V. may resolve to amend the JBS N.V. articles of association.	Under the DGCL, after a corporation has received payment for any of its shares, a corporation’s certificate of incorporation may be amended with approval of the board of directors and a majority of the outstanding shares entitled to vote.

Rights Upon Liquidation	The general meeting of shareholders may resolve to dissolve JBS N.V.

Under the DGCL, if a dissolution is initially approved by the board of directors, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Under the DGCL, if the board has not approved a proposal to dissolve, a dissolution must be approved by the written consent of shareholders holding 100% of the total voting power of the corporation.

Enforcement of Civil Liabilities Against Foreign Persons	Judgments in civil and commercial matters obtained from U.S. federal or state courts may be enforced in the Netherlands. However, no assurance can be given that such judgments will be enforceable.	A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

COMPARISON OF THE RIGHTS OF HOLDERS OF JBS N.V. SHARES AND JBS S.A. COMMON SHARES

JBS S.A. is a corporation (sociedade por ações) incorporated under the laws of Brazil. As a result of the Proposed Transaction, JBS S.A. Shareholders will become shareholders of JBS N.V. (initially through the holding of JBS N.V. BDRs, which can be cancelled to allow direct interest in JBS N.V. through holding JBS N.V. Class A Common Shares). JBS N.V. Shares will be governed by Dutch law and the JBS N.V. articles of association. Following the completion of the Proposed Transaction, former JBS S.A. Shareholders will have different rights as JBS N.V. shareholders than they did as JBS S.A. Shareholders. Each JBS N.V. Share will be issued in connection with, and will carry with it the rights and obligations set forth in the JBS N.V. articles of association and the applicable Dutch law.

This section summarizes some of the material differences between the rights of JBS S.A. Shareholders before completion of the Proposed Transaction and the rights of JBS N.V. shareholders after completion of the Proposed Transaction. These differences in shareholder rights result from the differences between the respective constitutional documents of JBS N.V. and JBS S.A., the listing rules applicable to each company, and the applicable governing law. The following summary does not include a description of rights or obligations under the U.S. federal securities laws, Brazilian securities laws or NYSE listing requirements or standards.

The following summary is not a complete statement of the rights of the shareholders of JBS N.V. or JBS S.A. Shareholders or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to Dutch law, the Brazilian Corporation Law, CVM rulings, and JBS N.V.’s and JBS S.A.’s constitutional documents, which you are urged to read carefully.

We have attached JBS N.V.’s constitutional documents to this registration statement and we will send copies of both JBS N.V.’s and JBS S.A.’s constitutional documents to you, without charge, upon your request.

References in this section to JBS N.V.’s articles of association are references thereto as they will be in effect upon completion of the Proposed Transaction. If JBS N.V.’s articles of association are amended, the below summary may cease to accurately reflect them as so amended.

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Authorized Share Capital

It is anticipated that, as of the completion of the Proposed Transaction, JBS N.V.’s articles of association will provide for an authorized share capital in the amount of € , consisting of JBS N.V. Class A Common Shares with a nominal value of €0.01 each, JBS N.V. Class B Common Shares with a nominal value of €0.10 each and JBS N.V. Conversion Shares with a nominal value of €0.09 each.

As of December 31, 2021, JBS S.A.’s share capital was R$23,576,206 divided into 2,373,866,570 common shares, with no par value.

Pursuant to the bylaws of JBS S.A.in effect as of the date of this registration statement, JBS S.A. is authorized to increase the share capital up to a limit of 1,375,853,183 common shares with no par value, irrespective of any amendment to the JBS S.A. bylaws, upon resolution of the board of directors of JBS S.A.

As of December 31, 2022, there were 2,218,116,370 JBS S.A. Common Shares issued and outstanding.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Shareholders’ Voting Rights

Each JBS N.V. Class A Common Share confers the right to cast one vote at a general meeting of shareholders and each JBS N.V. Class B Common Share confers the right to cast ten votes at a general meeting of shareholders of JBS N.V. If and to the extent voting rights are not suspended, each JBS N.V. Conversion Share confers the right on the holder to cast nine votes at a general meeting of shareholders of JBS N.V.

Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the articles of association of JBS N.V. prescribe a larger majority.

Resolutions at a general meeting of shareholders can be adopted irrespective of the number of issued JBS N.V. Shares present or represented at such general meeting of shareholders, subject to any provision of mandatory Dutch law. Certain resolutions can only be adopted by an enhanced majority of the votes, representing a certain part of the issued share capital.

A holder of JBS N.V. Shares may be represented at a general meeting of shareholders by a proxy in writing.

Each JBS S.A. common share shall grant the right to one vote in the resolutions of the JBS S.A. Shareholders’ meetings.

Other than the exceptions provided for in the JBS S.A. bylaws, the Brazilian Corporation Law or Novo Mercado Rules, as the case may be, the affirmative vote of JBS S.A. Shareholders representing at least the majority of its issued and outstanding common shares present in person or represented by a proxy at a shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of JBS S.A. Shareholders representing at least 50% of the JBS S.A. issued and outstanding voting capital is required to approve certain enumerated matters.

A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting. Such proxy must be a shareholder, a JBS S.A. director or officer, a lawyer or a financial institution. An investment fund must be represented by its manager or a proxy.

Transfer and Listing of Shares

Upon completion of the Proposed Transaction, the JBS N.V. Class A Common Shares will be listed on NYSE and the JBS N.V. BDRs will be listed on B3.

JBS N.V. BDRs Class B Common Shares will not be freely tradable and will not be listed on any exchange. Each JBS N.V. Class B Common Share may be converted into one JBS N.V. Class A Common Share and one JBS N.V. Conversion Share upon (i) a resolution by the board of directors following delivery of a conversion request to the board of directors, or (ii) automatically upon the enforcement of a security interest over such JBS N.V. Class B Common Share (including, but not limited to, a right of pledge), which results in a transfer of such JBS N.V. Class B Common Share.

Each JBS S.A. common share is listed on B3 and freely-transferable, subject to private agreements entered into by their respective holders and generally applicable regulatory limitations.

Structure of Board of Directors

JBS N.V. executive directors and non-executive directors shall be appointed by the general meeting of shareholders. The board of directors, whether or not upon recommendation of the nominating committee, may nominate one or more candidates for each vacancy. The board of directors shall consist of a minimum of seven directors and a maximum of 11 directors. In	Pursuant to the JBS S.A. Bylaws, JBS S.A.’s board of directors must consist of a minimum of five and a maximum of eleven members, and alternatives, if any, including one chairman and one vice-chairman, who may or may not be JBS S.A.’s shareholders.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
addition, the number of executive directors and the number of non-executive directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of one and a maximum of four executive directors and a minimum of three and a maximum of ten non-executive directors.

The members of the JBS S.A.’s board of directors are elected at a general shareholders’ meeting and serve a term of up to two years, reelection permitted. Board members are subject to removal at any time by the JBS S.A.’s shareholders. The members of the JBS S.A.’s board of directors must remain in office until their successor is elected and takes office.

Chairperson

At the nomination of the board of directors, the general meeting of shareholders of JBS N.V. shall appoint one of the non-executive directors as lead director and appoint one of the directors as chairman of the board of directors. The non-executive director appointed as lead director will serve as chairman of the board of director as referred to under Dutch law.	The chairman of JBS S.A.’s board of directors shall be elected by a majority of the board members present at the first meeting of the Board of Directors held immediately after the investiture of its members, or whenever he/she resigns or the function is vacant.

Shareholder’s Derivative Actions

Derivative actions are not recognized under Dutch law. In the event that a third party is liable to JBS N.V., only JBS N.V. itself can bring civil action against that party. Shareholders of JBS N.V. do not have the right to bring an action on behalf of JBS N.V. Only in the event that the cause for the liability of a third party to JBS N.V. also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. See section “Enforcement of Civil Liabilities” below.

The Brazilian Corporation Law provides that any shareholder that has suffered direct losses may individually file judicial proceedings against the company or its directors. The Brazilian Corporation Law also authorizes derivative actions against the company’s directors. Once the shareholders’ meeting resolves to file a derivative lawsuit, if the lawsuit has not been initiated within three months following this resolution, any shareholder may do so on behalf of the company. If the shareholders’ meeting votes against filing a derivative lawsuit, shareholders representing at least 5% of the company’s capital stock are entitled to file such lawsuit, notwithstanding the voting result.

Further, the Brazilian Corporation Law provides that shareholders representing at least 5% of the company’s capital stock may bring claims against the controlling shareholder to recover damages caused by the breach of its fiduciary duties.

The Brazilian Corporation Law permits a wide variety of bases for shareholder lawsuits. For example, shareholders are entitled to file lawsuits to:

i. void the act of incorporation of the company (limitation period of one year);

ii. void decisions taken by irregular meetings (limitation period of two years);

iii. claim civil liabilities against experts and capital subscribers (limitation period of one year);

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

iv. claim the payment of dividends (limitation period of 3 years, calculated as from the date on which such dividends were made available to the shareholder);

v. claim civil liabilities against the founders, shareholders, managers, liquidators, auditors or controlling companies, in the case of violation of the law or bylaws (limitation period of 3 years); and

vi. claims against the company for whatever reason (limitation period of 3 years).

As prescribed by CVM Resolution No. 70, dated March 22, 2022, the threshold to file either a derivative action against the company’s directors or a claim against the controlling shareholder for the breach of its fiduciary duties, considering JBS S.A.’s current capital, is of 1% of JBS S.A.’s voting capital stock.

Approval of Mergers and Business Combinations

Under Dutch law, any important change in the identity or character of JBS N.V. must be approved by the general meeting of shareholders, including: (i) the transfer of the enterprise of JBS N.V. or practically the entire enterprise of JBS N.V. to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by JBS N.V. or its subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to JBS N.V.; and (iii) the acquisition or disposal by JBS N.V. or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of JBS N.V. The absence of any such approval of the general meeting of shareholders does not affect the authority of the board of directors or directors to represent JBS N.V.	The affirmative vote of shareholders representing at least 50% of JBS S.A.’s issued voting capital (including the vote of the preferred shares) is required to approve any merger into or consolidation with another company.

Cumulative Voting

The holders of JBS N.V. Shares will not have the option of requesting cumulative voting rights.	The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing a minimum percentage of JBS S.A.’s voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors of Banco Inter. The shareholders holding, individually or jointly, at least

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

15% of the JBS S.A. common shares are entitled to vote separately to appoint one director.

As prescribed by CVM Resolution No. 70, dated March 22, 2022, the threshold to trigger cumulative voting rights may vary from 5% to 10% of the total voting capital stock. Taking into consideration JBS S.A.’s current capital, JBS S.A. Shareholders representing 5% of JBS S.A.’s voting capital stock may request the adoption of cumulative voting to elect the members of the board of directors of JBS S.A. If cumulative voting is not requested, the board of directors of JBS S.A. shall be elected by the majority vote of the holders of JBS S.A. common shares, in person or represented by a proxy. JBS S.A. directors are elected by JBS S.A. Shareholders at an annual shareholders meeting for a term of up to two years.

Nomination and Appointment of Directors

JBS N.V. executive directors and non-executive directors shall be appointed by the general meeting of shareholders. The board of directors, whether or not upon recommendation of the nominating committee, may nominate one or more candidates for each vacancy.

Election and removal of members of the board of directors of JBS S.A. shall be approved exclusively in a JBS S.A. Shareholders meeting.

According to the Novo Mercado rules and JBS S.A. bylaws, at least 2 or 20%, whichever is greater, of the members of the board of directors of JBS S.A. must be independent directors.

Removal of Directors and Vacancies

A director may at any time be suspended or dismissed by the general meeting of shareholders by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

In the event of a vacancy, a new director shall be appointed by the JBS N.V. general meeting of shareholders, for which vacancy the board of directors, whether or not upon recommendation of the nominating committee, may nominate one or more candidates. The JBS N.V. articles of association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act

JBS S.A. directors hold office for two-year terms and may be reelected. Directors are subject to removal at any time by the JBS S.A. Shareholders. The members of the board of directors of JBS S.A. remain in office until their successor is elected and takes office.

In the case of permanent vacancy of a seat of the board of directors of JBS S.A. the alternate, if any, shall take his/her place. If there is no alternate, his/her replacement shall be appointed by the remaining board members. Such interim director will hold office until the next shareholders’ meeting.

The Vice-Chairman shall perform the duties of the Chairman in the event of his/her absence and temporary impediment, regardless of any formality. In the event of absence or temporary impediment of the Chairman or Vice-Chairman, the duties of the Chairman shall be performed by another Board Member appointed by the majority of members of the Board of Directors. If the absence is permanent, the directors shall elect a new chairperson.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

of all directors, our company secretary shall temporarily be responsible for the management of JBS N.V. until the vacancies have been filled, and will as soon as possible take the necessary measures required for a permanent solution.

JBS N.V. articles of association do not include a mandatory retirement age for directors.

A director shall be appointed for a term of approximately one year, which term of office shall lapse immediately after the close of the annual general meeting of shareholders held in the year after his appointment.

In the case of absence of the chairperson of the board of directors of JBS S.A., the chairperson will nominate a director to perform the chairperson’s duties. If the chairperson does not make such nomination, the eldest director will exercise the chairperson’s duties during the chairperson’s absence. If the absence is permanent, the directors shall elect a new chairperson.

Permanent vacancy means, in relation to a director, the occurrence of any of the following events: (i) removal; (ii) resignation; (iii) permanent incapacity; or (iv) interdiction.

JBS S.A. bylaws do not include a mandatory retirement age for directors.

Executive Officers

Under Dutch law, the board of directors, consisting of executive directors and non-executive directors, is responsible for JBS N.V.’s management, the general affairs of the company’s business and the general affairs of its subsidiaries.

It is also charged with determining JBS N.V.’s strategy and outlining its policy. In the performance of their tasks, the directors shall be guided by the interests of JBS N.V. and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The JBS N.V. board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the manner in which decisions are taken, the composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees.

JBS S.A.’s executive officers are JBS S.A.’s legal representatives and are principally responsible for JBS S.A.’s day-to-day management and for implementing the policies and general guidelines established by the board of directors of JBS S.A. According to the Brazilian Corporate Law, all of JBS S.A.’s officers must be residents of Brazil and may or may not be JBS S.A. Shareholders.

JBS S.A. bylaws defines the roles and responsibilities of each JBS S.A. executive officer. The board of directors of JBS S.A. may further specify or create new roles for the executive officers.

JBS S.A.’s executive officers are elected at a meeting of the board of directors of JBS S.A. for three-year terms, reelection being permitted. The board of directors of JBS S.A. may elect to remove JBS S.A.’s executive officers at any time.

According to the JBS S.A. bylaws, JBS S.A. must have a minimum of 2 and a maximum of seven executive officers, each of whom need not own any JBS S.A. shares.

Fiscal Council

The concept of a fiscal council as a corporate body of the company does not exist under Dutch law.	Under the Brazilian Corporate Law, the fiscal council (conselho fiscal) is an optional, non-permanent corporate governance body that, if constituted, must be independent from a company’s management and its external independent auditors. As such, it may not include members of the board of directors of JBS S.A. or executive officers or their spouses or relatives. In

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

addition, a company’s fiscal council may not include employees of that company’s subsidiaries or of any entity that participates in its management.

The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report its findings to shareholders. Members of a company’s fiscal council are entitled to at least 10% of the average compensation paid to that company’s executive officers, excluding benefits, representation fees and profit sharing.

Any fiscal council must be appointed at a JBS S.A. Shareholders’ meeting upon the request of JBS S.A. Shareholders representing at least 10% of the outstanding JBS S.A. common shares, and its term ends at the first annual JBS S.A. shareholders meeting following its creation. The request to establish a fiscal council can be submitted during any JBS S.A.’ meeting, at which time the elections of members of the fiscal council would occur.

According to the JBS S.A. bylaws, JBS S.A.’s fiscal council may consist of a minimum of three and a maximum of five members and an equal number of alternates, all of whom must be residents of Brazil.

Committees

Prior to the listing of JBS N.V. Class A Common Shares on the NYSE, the board of directors of JBS N.V. shall appoint from its non-executive directors an audit committee, a compensation committee and a nominating committee. The board of directors shall remain collectively responsible for decisions prepared by committees. The board of directors may appoint additional committees from time to time, as it deems necessary and appropriate to carry out its responsibilities and oversight function.

JBS S.A. bylaws provides for a statutory audit committee.

JBS S.A.’s statutory audit committee consists of a minimum of three and a maximum of five members elected by the board of directors of JBS S.A., with a term of up to ten years each, reelection permitted. This committee assists the board of directors in issues related to, among others, selecting, monitoring, and removing the independent auditors; monitor the quality of any of JBS S.A.’s financial statements; and monitoring the effectiveness of internal compliance controls.

The board of directors of JBS S.A. may further create other committees not provided for in the bylaws. Such committees may, but need not, have a director as a member.

Currently, the following committees are in place: Socio-Environmental Responsibility Committee, Financial and Risk Management Committee, Governance, Compensation and Nomination

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Committee, Related Parties Committee and Diversity and Inclusion Committee.

Annual Meetings of Shareholders

Under Dutch law, public limited liability companies are required to hold at least one physical meeting each year. This annual general meeting of shareholders must take place within six months from the end of the preceding financial year.

The general meeting of shareholders of JBS N.V. shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

The Brazilian Corporation Law requires corporations to hold an annual general meeting of shareholders within four months following the end of the fiscal year to deliberate on the following matters:

i.   management accounts and year-end financial statements;

ii.  allocation of the net profits for the fiscal year and distribution of dividends;

iii.   if applicable, election and associated remuneration of directors, and members of the fiscal council; and

iv. approval of the annual monetary adjustment to the capital stock, whenever applicable.

Notice of Shareholder Meetings

A JBS N.V. general meeting of shareholders may be requested in writing by one or more shareholders who individually or jointly represent at least three percent of JBS N.V.’s issued share capital; provided that JBS N.V. has received the request no later than 60 days before the day of the meeting.

Other general meetings of shareholders will be held if requested by the board of directors, the chairman or the lead director, or by written request of one or more shareholders representing in aggregate at least 10% of our issued share capital.

The convocation notice of the general meeting of shareholders of JBS N.V. shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting whether or not by written proxy-holder, the address of the website of JBS N.V. and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication. The notice of the meeting shall also state the record date and the manner in which the persons entitled to attend or vote at a meeting may procure their registration and exercise their rights.

Pursuant to the Brazilian Corporate Law, all of JBS S.A.’s general meetings of shareholders must be called by means of at least three publications in Jornal Valor Econômico. The first notice must be published no later than 21 days before the date of the meeting (or 30 days in case distance voting is required or permitted), and the second, no later than eight days before the date of the meeting.

The CVM may also, upon the request of any JBS S.A. Shareholder, suspend the summoning process for a particular shareholders’ meeting in order to understand and analyze the proposals to be submitted at the meeting. In any event, notices of JBS S.A. Shareholders’ meetings must include the place, date, time and the agenda of the meeting and, in certain cases, a detailed description of the matters to be discussed.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Quorum at Shareholder Meetings

Pursuant to Dutch law, the validity of a resolution of the general meeting of shareholders is not dependent on the question which part of the share capital is represented at such meeting, unless Dutch law or the articles of association describes otherwise.

As a general rule, the Brazilian Corporate Law provides that a quorum for purposes of convening a shareholders’ meeting shall consist of shareholders representing at least 25% of a company’s issued and outstanding voting capital stock on the first call, and if that quorum is not reached, quorum consists of shareholders representing any percentage of the voting capital stock on the second call. JBS S.A. bylaws adopt this rule.

Other than certain exceptions provided for in the JBS S.A. bylaws, the Brazilian Corporation Law sets forth that the affirmative vote of shareholders representing at least the majority of the issued JBS S.A. shares entitled to vote in the matter at hand present in person or represented by a proxy at a JBS S.A. Shareholders’ meeting is required to approve any matter. Abstentions are not taken into account. However, the affirmative vote of JBS S.A. Shareholders representing at least 50% of JBS S.A.’s issued capital entitled to vote in the matter at hand is required to approve the following:

•  a change in JBS S.A.’s corporate purpose;

•  a reduction in the percentage of minimum mandatory dividends to be distributed to JBS S.A. Shareholders;

•  any merger into or consolidation with another company;

•  any spin-off of JBS S.A.’s assets;

•  JBS S.A.’s participation in a centralized group of companies (as defined by the Brazilian Corporate Law);

•  application for cancellation of any voluntary liquidation;

•  JBS S.A.’s dissolution; and

•  merging all JBS S.A. shares into another company.

In the case of Brazilian publicly held corporations with a significant free float, if the prior shareholders’ meetings of JBS S.A. were attended by JBS S.A. common shareholders representing less than 50% of its total voting capital stock, the CVM may authorize a reduction of such quorum.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Shareholder Action by Written Consent

The JBS N.V. articles of association do not provide that resolutions of the general meeting of shareholders can be adopted by written consent. However, for as long as JBS N.V. Class B Common Shares or JBS N.V. Conversion Shares, as applicable, are not admitted to listing and trading on a stock exchange with cooperation of JBS N.V., resolutions of the meeting of holders of JBS N.V. Class B Common Shares or holders of JBS N.V. Conversion Shares, as applicable, may be adopted in writing without holding a meeting provided such resolutions are adopted by the unanimous vote of all holders of JBS N.V. Class B Common Shares or JBS N.V. Conversion Shares, as applicable.	The Brazilian Corporation Law requires shareholders’ meetings to be held live, virtually or both live and virtually. Remote voting is also permitted for shareholders of publicly held companies. Publicly held companies are required to offer remote voting in connection with annual shareholders’ meetings, any shareholders’ meeting taking place on the same date as the annual meeting or any other shareholders’ meeting that will resolve on the election of board members or fiscal council members.

Mandatory Tender Offer

Considering the JBS N.V. Class A Common Shares will be admitted to listing and trading on the NYSE only, and not on an EU regulated market, no mandatory tender offer rules apply.

Other than the general tender offer modalities set forth in CVM regulation applicable to publicly-held companies such as JBS S.A., the Novo Mercado rules provide that a change of control of JBS S.A., resulting from a transaction or a series of transactions is subject to the condition that a mandatory tender offer for all of the JBS S.A. shares is launched by the acquirer. The tender offer must bear the same terms and conditions of the transaction effecting the change of control and must comply with the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In the event of an indirect change of control, the acquirer must disclose the value assigned to JBS S.A. for the purpose of defining the price of the tender offer, as well as the assumptions and calculations underlying such valuation.

Also, Article 45 of the bylaws of JBS S.A. provides that any shareholder or person that acquires or becomes the holder of an equity stake in JBS S.A. representing 20% or more of the JBS S.A. shares is required to launch a tender offer to acquire all of the remaining JBS S.A. shares in accordance with the provisions of the applicable regulations of the CVM, Novo Mercado Rules and JBS S.A. bylaws. The tender offer is not applicable under certain circumstances, such as the Transaction.

Related Party Proposed Transactions

A director shall not participate in deliberations and the decision-making process in the event of a direct or	In accordance with the Brazilian Corporate Law and the JBS S.A. bylaws, decisions with respect to related

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

indirect personal conflict of interest between that director and JBS N.V. and the enterprise connected with it, in accordance with Dutch law and/or as further stipulated in the regulations of the board of directors. Such transaction must be concluded on terms which are customary in the market concerned and be approved by the board of directors. The lead director shall procure that transactions in respect of which directors have a conflict of interest will be referred to in the board report with reference to the conflict of interest and a declaration that the board regulations were complied with in this respect. If the board of directors is unable to adopt a resolution as a result of all directors being unable to participate in the deliberations and decision-making process due to such a conflict of interest, the decision shall nevertheless be taken by the board of directors.

The Dutch Corporate Governance Code provides the following best practice recommendations in relation to conflicts of interests in respect of directors:

•  Directors are alert to conflicts of interest and should in any case refrain from the following: (i) competing with the company, (ii) demanding or accepting substantial gifts from JBS N.V. for themselves or their spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree, (iii) providing unjustified advantages to third parties at JBS N.V.’s expense, (iv) taking advantage of business opportunities to which the company is entitled for themselves or for their spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree.

•  A director should report any potential conflict of interest in a transaction that is of material significance to JBS N.V. and/or to such director to the lead director and to the other members of the board of directors without delay. The director should provide all relevant information in that regard, including the information relevant to the situation concerning his spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. If the lead director has a conflict of interest, he or she should report this to the vice-chairman of the board of directors without delay.

party transactions are made by the JBS S.A. Shareholders or JBS S.A.’s board of directors, as the case may be. No director may participate in deliberations with respect to any transaction in which such director has a conflict of interest with JBS S.A.

In accordance with JBS S.A.’s related party transaction policy, all related party transactions must be entered into arm’s length terms, in written instruments and the approval of such transactions shall expressly describe the reasons why the transaction is not entered by and between JBS S.A. and third parties.

Under JBS S.A.’s related party transaction policy, the company’s financial reports are required to include information regarding related party transactions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

•  The board of directors should decide, outside the presence of the director concerned, whether there is a conflict of interest.

•  All transactions in which there are conflicts of interest with directors should be agreed on terms that are customary in the market.

•  Decisions to enter into transactions in which there is a conflict of interest with a director that is of material significance to JBS N.V. and/or to such director, should require the approval of the board of directors. Such transactions should be published in JBS N.V.’s management report (included in the annual report), together with a statement of the conflict of interest and a declaration that the relevant best practice provisions of the Dutch Corporate Governance Code have been complied with.

Appraisal and Dissenters’ Rights

The concept of dissenting rights does not exist under Dutch law. However, pursuant to article 2:92a of the Dutch Civil Code, a shareholder who for its own account (or together with its group companies) provides at least 95% of our company’s issued capital may institute proceedings before the Enterprise Chamber against our company’s other shareholders jointly for the transfer of their shares to that shareholder. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Any of the JBS S.A. Shareholders that disagree with certain decisions made in a shareholders’ meeting have the right to withdraw from JBS S.A. and receive reimbursement for the value of their shares.

Pursuant to the Brazilian Corporate Law, the right of withdrawal may be exercised under the following circumstances:

any spin-off in the circumstances described below;

•  a reduction of JBS S.A.’s minimum mandatory dividends;

•  a change in JBS S.A.’s corporate purpose;

•  the merger of shares involving JBS S.A., in accordance with article 252 of the Brazilian Corporate Law;

•  JBS S.A.’s participation in a corporate group (as defined in the Brazilian Corporate Law);

•  the acquisition by JBS S.A. of the control of another company for a price that exceeds the limits established in paragraph two of article 256 of the Brazilian Corporate Law;

•  a change in Banco JBS S.A.’s corporate form; or;

•  Banco JBS S.A.’s merger into or consolidation with another company.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

However, under the Brazilian Corporate Law, a spin-off will not trigger withdrawal rights, unless it:

•  causes a change in JBS S.A.’s corporate purpose, except if the assets and liabilities spun off were transferred to a company whose primary activities are consistent with JBS S.A.’s corporate purpose;

•  reduces JBS S.A.’s minimum mandatory dividends; or

•  results in JBS S.A.’s participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In cases involving (i) JBS S.A.’s merger into or consolidation with another company, or (ii) JBS S.A.’s participation in a corporate group (as defined in the Brazilian Corporate Law), JBS S.A. Shareholders will not be entitled to withdrawal rights if the JBS S.A. Shares (such as the Proposed Transaction):

•  are “liquid,” meaning they are part of B3 Index or other stock exchange index (as defined by the CVM); and

are widely held, such that JBS S.A.’s controlling shareholder or its affiliates hold less than 50% of the JBS S.A. shares.

The withdrawal right expires 30 days after publication of the minutes of the relevant JBS S.A. Shareholders’ meeting. In addition, JBS S.A. is entitled to reconsider any action that may give rise to withdrawal rights for ten days after the expiration of the withdrawal right exercise period if JBS S.A. deems that the payment of the redemption amount to the dissenting shareholders would jeopardize JBS S.A.’s financial stability.

Upon the exercise of withdrawal rights, JBS S.A. Shareholders are entitled to receive the net worth of their JBS S.A. Shares, based on JBS S.A.’s most recent statement of financial position approved by the JBS S.A. Shareholders. If the resolution giving rise to the withdrawal rights is made later than 60 days after the date of JBS S.A.’s most recent approved statement of financial position, the shareholder may demand, together with the redemption, that his or her JBS S.A. shares be valued according to a new statement of financial position dated no more than 60 days before the resolution date. In this case, JBS S.A. must immediately pay 80% of the net worth of the JBS S.A.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
Shares, calculated on the basis of the most recent statement of financial position approved by the JBS S.A. Shareholders, and the balance must be paid within 120 days after the date of the resolution of the JBS S.A. Shareholders’ meeting.

Shareholder Information Rights

Under Dutch law, the board of directors is required to provide the general meeting of shareholders in good time with all information that a shareholder requires during a general meeting of shareholders, unless this would be contrary to an overriding interest of our company. If the board invokes an overriding interest, it must give reasons. On application by a shareholder or a pledgee or usufructuary of JBS N.V. Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a share.

Under the Brazilian Corporation Law, shareholders have the right to:

i.   request copies of the minutes of general meetings of shareholders and resolutions of JBS S.A.;

ii.  receive copies of support documents for resolutions in annual or extraordinary JBS S.A. general meetings (i.e., management and auditors’ reports and statements of financial position); and

iii.   receive certificates of corporate books if a certain share ownership threshold is met.

Amendments of Constituent Documents

The general meeting of shareholders of JBS N.V. may resolve to amend the JBS N.V. articles of association.	Amendment of JBS S.A. bylaws requires approval by an extraordinary shareholders’ meeting.

Indemnification of Directors and Officers & Limitation on Personal Liability of Directors and Officers

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Pursuant to the JBS N.V. articles of association, current and former directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of the director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

A director or former director shall not be entitled to any indemnification, if and to the extent: (a) Dutch law would not permit such indemnification; (b) a Dutch

Subject to certain exceptions, JBS S.A. may, directly or through any of its subsidiaries, enter into indemnity agreements with the members of the board of directors of JBS S.A., of any advisory committees, of its executive board or of its direct and indirect subsidiaries, and all other employees with management powers in JBS S.A. and/or any of its direct or indirect subsidiaries, in the event of any damage or loss actually suffered by the beneficiaries as a result of the regular exercise of their duties at JBS S.A., without prejudice to the contracting of a specific insurance contract in favor of such beneficiaries.

JBS S.A. has also obtained third-party insurance coverage to protect its directors and officers against civil liabilities incurred by them while exercising their corporate functions during the coverage period, subject to certain exclusions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director or former director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of such director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness; (c) the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or (d) JBS N.V. brought the procedure in question before a court.

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to our company for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

The JBS N.V. board of directors will be insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as a member of the board of directors.

Pre-emptive Rights

With respect to pre-emptive rights, under Dutch law, each shareholder has pre-emptive rights on any issue of shares pro rata to the aggregate nominal value of his shares, except inter alia if shares are issued for a non-cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares. The general meeting of shareholders is in principle authorized to limit or exclude pre-emptive rights or to delegate such authority to the board of directors. The general meeting of shareholders of JBS N.V. can delegate such authority to the board of directors for a period not exceeding five years. No pre-emptive rights shall apply in respect of any issuance of JBS N.V. Conversion Shares.

JBS S.A. shares are not entitled to pre-emptive rights upon transfer.

JBS S.A. Shareholders have a general pre-emptive right (subject to certain exceptions) to subscribe to shares in any capital increase in proportion to their shareholding at the time of such capital increase. JBS S.A. Shareholders also have a general pre-emptive right to subscribe to any debenture convertible into JBS S.A. Shares and subscription warrants that JBS S.A. may issue, no pre-emptive rights apply to actual conversions of debentures, acquisitions of shares resulting from the exercise of subscription warrants and granting of call options and issuance of shares as a result of their exercise. A period of at least 30 days following the publication of the notice of the capital increase or issuance of convertible debentures or subscription warrants is allowed for the exercise of the pre-emptive right. Shareholders may waive their pre-emptive rights.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)

However, pursuant to the Brazilian Corporate Law and the JBS S.A. bylaws, the board of directors of JBS S.A. is authorized to exclude pre-emptive rights or reduce their exercise period with respect to the issuance of new shares, convertible debentures and subscription warrants, up to the limit of the authorized stock capital, if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Dividends

JBS N.V. can only make distributions insofar its equity exceeds the aggregate of the paid up and called up part of the issued capital increased with the reserves to be maintained by law. This rule applies to both dividend distributions (out of profit) and distributions of freely distributable reserves (such as share premium).

The board of directors may determine which part of the profits shall be reserved for purposes of a distribution, and the general meeting of shareholders may subsequently resolve to distribute any part of such profits to shareholders as dividend after its adoption of our company’s annual accounts demonstrating that such distribution is legally permitted.

From time to time during the course of the year, the board of directors may also make interim distributions or distributions from reserves, without shareholder approval but subject to certain conditions. Such distributions may only be made if there are sufficient freely distributable reserves available based on the (interim) financial statements. The interim financial statements should reflect the financial position of JBS N.V. no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

The Brazilian Corporate Law requires that the bylaws of a Brazilian corporation specify a minimum percentage of income available for the annual distribution of dividends, known as the mandatory dividend, which must be paid to shareholders either as dividends or interest on equity.

Pursuant to the Brazilian Corporate Law and JBS S.A. Bylaws, at least 25% of JBS S.A.’s adjusted net income should be allotted for the distribution and payment of the mandatory dividend to JBS S.A. Shareholders. JBS S.A.’s net income for this purpose is adjusted by reducing net income allocated to JBS S.A.’s legal reserve and other reserves, and by increasing net income by any reversals of the reserves.

While JBS S.A. is required under the Brazilian Corporate Law to pay a mandatory distribution every year, JBS S.A. is also allowed to suspend the mandatory distribution of dividends if the board of directors of JBS S.A. reports to JBS S.A.’s annual shareholders’ meeting that the distribution would be inadvisable given JBS S.A.’s financial condition. In addition, JBS S.A.’s management must submit a report setting out the reasons for the suspension to the CVM. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as soon as the financial condition of JBS S.A. permits such payments.

Repurchases and Redemptions

The board of directors may – subject to several capital protection rules – repurchase shares if authorized thereto by the general meeting of shareholders. No authorization of the general meeting of shareholders is required if shares are acquired by JBS N.V. with the intention of	According to the Brazilian Corporate Law, JBS S.A. may redeem its shares subject to the approval of the JBS S.A. Shareholders at a special shareholders’ meeting, where JBS S.A. Shareholders representing at least 50% of the JBS S.A. shares that would be

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. (a Dutch public limited liability company)	JBS S.A. (a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil)
transferring such shares to employees of JBS N.V. or any group company of JBS N.V. under an equity compensation plan, provided that such shares are listed on a stock exchange. The general meeting of shareholders of JBS N.V. may each year authorize the board of directors to repurchase shares for a period of 18 months.	affected approve it. Redemption can be paid with JBS S.A.’s profits, profit reserves or capital reserve.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

DESCRIPTION OF JBS N.V. BDRS AND DEPOSIT AGREEMENT

The rights of JBS N.V. BDR holders are set forth in the JBS N.V. BDR Deposit Agreement between us and                 , as JBS N.V. BDR Depositary Bank. There are differences between holding JBS N.V. BDRs and holding JBS N.V. Common Shares.

In connection with the listing of JBS N.V. BDRs, JBS N.V. will be required to register with the CVM as a foreign issuer and, consequently, comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Brazilian Depositary Receipts

Each JBS N.V. BDR will represent one JBS N.V. Class A Common Share, maintained in custody by the custodian in the offices of                 , at                 . Each JBS N.V. BDR will also represent other securities, cash or other property which may be held by the JBS N.V. BDR Depositary Bank. The JBS N.V. BDR Depositary Bank’s office at which the JBS N.V. BDRs will be administrated is located at                 .

As a JBS N.V. BDR holder, you will not be treated as one of our shareholders and, as a result, you will not have any shareholder rights. The rights of JBS N.V. shareholders are governed by Dutch law and the provisions of our articles of association. See “Description of Share Capital.” The rights of JBS N.V. BDR holders are governed by the laws of Brazil and the provisions of the JBS N.V. BDR Deposit Agreement.

The following is a summary of the material provisions of the JBS N.V. BDR Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

•

the rules and regulations applicable to JBS N.V. BDRs, particularly Brazilian Central Bank Circular No.277, of December 31, 2022, CVM Instructions No. 332, as amended, CVM Resolution No. 80 and the Brazilian Central Bank Circular No. 3,691, of December, 2013, as amended; and

•	JBS N.V. BDR Deposit Agreement, copies of which are available for review, from the date of the offering.

JBS N.V. BDR Deposit Agreement

Scope

The JBS N.V. BDR Deposit Agreement governs the relationship between JBS N.V. and the JBS N.V. BDR Depositary Bank, with respect to the issuance, cancellation and registration, in Brazil, of the JBS N.V. BDRs representing JBS N.V. Class A Common Shares held by the JBS N.V. BDR Custodian. The JBS N.V. BDR Deposit Agreement also governs the actions of the JBS N.V. BDR Depositary Bank with respect to the management of the BDR program and the services to be performed by the JBS N.V. BDR Depositary Bank for holders of JBS N.V. BDRs.

JBS N.V. BDR registry book; ownership and trading of JBS N.V. BDRs

Pursuant to the JBS N.V. BDR Deposit Agreement, the JBS N.V. BDRs may be issued and cancelled, as the case may be, by means of entries in the JBS N.V. BDR registry book, which will be kept by the JBS N.V. BDR Depositary Bank. The JBS N.V. BDR registry book will record the total number of JBS N.V. BDRs issued in the name of the depository, the fiduciary holder of the JBS N.V. BDRs. The JBS N.V. BDRs will be held and blocked in a custody account with the B3 Central Depository and held for trading on B3 after the offering.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Neither over-the-counter transfers of the JBS N.V. BDRs, nor transfers of the JBS N.V. BDRs conducted in any private transaction market other than B3 or in a clearinghouse other than the B3 Central Depository will be admitted. Any transfer of JBS N.V. BDRs (including transfers made by U.S. persons) will be conducted through broker or custodians or institutions authorized to operate on B3.

Ownership of the JBS N.V. BDRs is determined by entry of the beneficial holder’s name in the B3 Central Depository records, and evidenced by the custodial account statement issued by the B3 Central Depository. The B3 Central Depository will inform the names of the JBS N.V. BDRs holders to the JBS N.V. BDR Depositary Bank.

Issuance and cancellation of JBS N.V. BDRs

The JBS N.V. BDR Depositary Bank will issue the JBS N.V. BDRs in Brazil after confirmation by the custodian that a corresponding number of JBS N.V. Class A Common Shares were deposited with the JBS N.V. BDR Custodian, and after confirmation that all fees and taxes due in connection with this services were duly paid, as set forth in the JBS N.V. BDR Deposit Agreement.

As a result, an investor may at any time give instructions to a broker or custodian to purchase shares on the NYSE, to be further deposited with the JBS N.V. BDR Custodian in order to allow the JBS N.V. BDR Depositary Bank to issue JBS N.V. BDRs.

To settle a purchase of JBS N.V. Class A Common Shares in order to create a JBS N.V. BDR, an investor will need to enter into a foreign exchange agreement, which must be done based on the JBS N.V. BDR program certificate registered with the Brazilian Central Bank together with a broker certificate evidenced by the purchase of JBS N.V. Class A Common Shares.

A holder of JBS N.V. BDRs may at any time, and from time to time, on or after about two business days after the Closing Date, request the cancellation of all or part of their JBS N.V. BDRs, by giving instructions to a broker or custodian operating in Brazil to provide for the cancellation of the JBS N.V. BDRs with the JBS N.V. BDR Depositary Bank, and delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the JBS N.V. BDR Deposit Agreement.

Issuance of JBS N.V. BDRs Without Underlying Shares

In no event may the JBS N.V. BDR Depositary Bank issue JBS N.V. BDRs without confirmation by the JBS N.V. BDR Custodian that a corresponding number of JBS N.V. Class A Common Shares were deposited with the JBS N.V. BDR Custodian.

Dividends and Other Case Distributions

The JBS N.V. BDR Depositary Bank will distribute any dividends or other cash distributions paid by us in connection with the JBS N.V. Class A Common Shares. The dividends will be paid to the JBS N.V. BDR Depositary Bank who will transfer them to the JBS N.V. BDR beneficiary holders recorded in its books. The distributions will be made proportionately with the number of JBS N.V. Class A Common Shares represented by JBS N.V. BDRs. For distribution purposes, amounts in Brazilian reais will be rounded to the next lower whole cent.

Before making a distribution, any withholding taxes that must be paid under any applicable law will be deducted.

Share Distributions

In the event of distributions of JBS N.V. Class A Common Shares or a share split or reverse split, the JBS N.V. BDR Depositary Bank will issue new JBS N.V. BDRs corresponding to such new shares deposited with the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS N.V. BDR Custodian and will credit them in the depositary account. The JBS N.V. BDR Depositary Bank, in turn, will credit new JBS N.V. BDRs to the beneficiary holders recorded in its books. The JBS N.V. BDR Depositary Bank will distribute only whole JBS N.V. BDRs. If any fractions of JBS N.V. BDRs result and are insufficient to purchase a whole JBS N.V. BDR, the JBS N.V. BDR Depositary Bank will use its best efforts to add such fractions and sell them in an auction on B3, and the proceeds of the sale will be credited to JBS N.V. BDR holders, proportionally with their holdings recorded in the depositary books.

Other Distributions

The JBS N.V. BDR Depositary Bank will use its best efforts to distribute to JBS N.V. BDR holders any other distribution paid in connection with shares deposited with the JBS N.V. BDR Custodian.

The JBS N.V. BDR Depositary Bank is not responsible if it decides that it is unlawful or impractical to make a distribution available to any JBS N.V. BDR holder. We have no obligation to register JBS N.V. BDRs, shares, rights or other securities under Brazilian legislation. We also have no obligation to take any other action to permit the distribution of JBS N.V. BDRs, shares, rights or anything else to BDR holders. This means that you may not receive distributions we make on JBS N.V. Common Shares or any value for them if it is illegal or impractical for us to make them available to you.

Pre-emptive Rights

If we offer holders of JBS N.V. Class A Common Shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to JBS N.V. BDR holders through the JBS N.V. BDR Depositary Bank, which will exercise these rights directly or indirectly, in the name of the JBS N.V. BDR holders that have instructed the JBS N.V. BDR Depositary Bank to do so. A JBS N.V. BDR holder is free to exercise or negotiate such rights, subject to applicable law.

Changes Affecting Deposited Shares

If we do any of the following	Then all the following will apply

• Split up any of the deposited shares • Reverse split shares • Recapitalize, amalgamate, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action

•  Each JBS N.V. BDR will automatically reflect its equal value of the new deposited shares.

•  The JBS N.V. BDR Depositary Bank will effect an immediate cancellation of the JBS N.V. BDRs required to reflect the new amount of JBS N.V. Class A Common Shares deposited with the JBS N.V. BDR Custodian.

•  The JBS N.V. BDR Depositary Bank will effect an immediate cancellation of the JBS N.V. BDRs required to reflect the new amount of JBS N.V. Class A Common Shares deposited with the JBS N.V. BDR Custodian.

Voting of Deposited Shares

You have the right to instruct the JBS N.V. BDR Depositary Bank to vote the amount of JBS N.V. Class A Common Shares represented by your JBS N.V. BDRs. See “Description of Share Capital.” However, you may not know about a meeting sufficiently in advance to timely instruct the JBS N.V. BDR Depositary Bank to exercise your voting rights with respect to JBS N.V. Class A Common Shares held by the JBS N.V. BDR Custodian.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If we ask the JBS N.V. BDR Depositary Bank to ask for your instructions, the JBS N.V. BDR Depositary Bank will notify you of the upcoming meeting and will arrange to deliver our meeting materials to you. The materials will:

•	describe the matters to be voted on; and

•	explain how you, on a certain date, may instruct the JBS N.V. BDR Depositary Bank to vote the underlying shares as you direct.

For instructions to be valid, the JBS N.V. BDR Depositary Bank must receive them on or before the date specified in the notice to you. The JBS N.V. BDR Depositary Bank will try, to the extent practical, subject to Dutch law and the provisions of JBS N.V.’s articles of association, to vote the underlying shares or other deposited securities as you instruct.

The JBS N.V. BDR Depositary Bank will use its best efforts to vote or attempt to vote JBS N.V. Class A Common Shares held by the JBS N.V. BDR Custodian only if you have sent voting instructions and your instructions have been timely received. If we timely request the JBS N.V. BDR Depositary Bank to solicit your voting instructions but the JBS N.V. BDR Depositary Bank does not receive voting instructions from you by the specified date, it will consider that there is no voting instruction to be followed and will not exercise the voting rights related to our common shares that it holds on your behalf.

We cannot ensure that you will receive voting materials in time to allow you to timely deliver your voting instructions to the JBS N.V. BDR Depositary Bank. In addition, the JBS N.V. BDR Depositary Bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and you may not have any recourse if your JBS N.V. Class A Common Shares are not voted as you requested. In addition, your ability to bring an action against us may be limited.

Reports and Other Communications

The JBS N.V. BDR Depositary Bank will make available to you for inspection any reports and communications from us or made available by us at its principal executive office. The JBS N.V. BDR Depositary Bank will also, upon our written request, send to registered holders of JBS N.V. BDRs copies of such reports and communications furnished by us under the JBS N.V. BDR Deposit Agreement.

Any such reports and communications furnished to the JBS N.V. BDR Depositary Bank by us will be furnished in Portuguese when so required under any Brazilian legislation.

Fees and Expenses

Persons depositing or withdrawing JBS N.V. Class A Common Shares and JBS N.V. BDR holders must pay:	For:
• R$ per JBS N.V. BDR

•  Issuance of JBS N.V. BDRs, including issuances resulting from a distribution of shares or rights or other property; and

•  Cancellation of JBS N.V. BDRs for the purpose of withdrawal, including if the JBS N.V. BDR Deposit Agreement terminates

• R$ per transaction	• Any transfer of the final beneficiary of JBS N.V. BDRs not effected within B3

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The cost of other services to be provided by the JBS N.V. BDR Depositary Bank to the holder of JBS N.V. BDRs will be agreed between the JBS N.V. BDR Depositary Bank and the JBS N.V. BDR holder requesting such services.

The JBS N.V. BDR Depositary Bank collects its fees for delivery and surrender of JBS N.V. BDRs directly from investors depositing shares or surrendering JBS N.V. BDRs for the purpose of withdrawal or from intermediaries acting for them. The JBS N.V. BDR Depositary Bank will charge for the services directly from the holder of JBS N.V. BDR to be paid in the     th day of each month or in the first business day after the service is provided to such holder.

The costs of the services described above will be adjusted yearly pursuant to the IPCA index or by other index that substitutes it.

Amendment and Termination of the JBS N.V. BDR Deposit Agreement

Pursuant to Brazilian law, we may agree with the JBS N.V. BDR Depositary Bank for any reason to amend the JBS N.V. BDR Deposit Agreement and the rights granted by the JBS N.V. BDRs without your consent. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, SWIFT, e-mail or fax transmission costs, delivery costs or other such expenses, or prejudices an important right of BDR holders, it will become effective only 90 days after the JBS N.V. BDR Depositary Bank notifies you in writing of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your JBS N.V. BDRs, to agree to the amendment and to be bound by the new terms of the deposit agreement and the rights granted by the JBS N.V. BDRs.

The JBS N.V. BDR Depositary Bank will terminate the JBS N.V. BDR Deposit Agreement, if we ask it to do so, by mailing a notice of termination to you at least 90 days before termination. The JBS N.V. BDR Depositary Bank may also terminate the JBS N.V. BDR Deposit Agreement if the JBS N.V. BDR Depositary Bank has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In addition, in the event that the JBS N.V. BDR Depositary Bank or the JBS N.V. BDR Custodian shall be advised in writing by reputable independent Brazilian, Dutch, or U.S. counsel, as the case may be, that the JBS N.V. BDR Depositary Bank reasonably could be subject to criminal, or material, civil liabilities, as reasonably determined by the JBS N.V. BDR Depositary Bank, as a result of our having failed to provide information or documents to the CVM, the NYSE, the SEC or to any regulatory authority, the JBS N.V. BDR Depositary Bank shall have the right to terminate the JBS N.V. BDR Deposit Agreement, upon at least 90 days’ prior notice to you and us, and the JBS N.V. BDR Depositary Bank will not be subject to any liability on account of such termination or such determination.

After termination, for a period of up to ten days, the JBS N.V. BDR Deposit Agreement requires the JBS N.V. BDR Depositary Bank and its agents to do only the following under the JBS N.V. BDR Deposit Agreement:

•	collect dividends and other distributions on the deposited securities;

•	sell rights and other property; and

•	deliver shares and other deposited securities upon surrender of JBS N.V. BDRs.

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your JBS N.V. BDRs or on JBS N.V. Class A Common Shares deposited with the JBS N.V. BDR Custodian. See “Material Tax Considerations - Material Brazilian Tax Considerations.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Limitations on Obligations and Liability to Holders of JBS N.V. BDRs

The JBS N.V. BDR Deposit Agreement expressly limits our obligations and the obligations of the JBS N.V. BDR Depositary Bank, as well as our liability and the liability of the JBS N.V. BDR Depositary Bank. We and the JBS N.V. BDR Depositary Bank:

•	are obligated only to take the actions specifically set forth in the JBS N.V. BDR Deposit Agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the JBS N.V. BDR Deposit Agreement;

•	are not liable if either of us exercises discretion permitted under the JBS N.V. BDR Deposit Agreement; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

Neither we nor the JBS N.V. BDR Depositary Bank will be liable for any failure to carry out any instructions to vote any of JBS N.V. Class A Common Shares deposited with the JBS N.V. BDR Custodian, or for the manner any vote is cast or the effect of any such vote, provided that any action or non-action is in good faith. The JBS N.V. BDR Depositary Bank has no obligation to become involved in a lawsuit or other proceeding related to the JBS N.V. BDRs or the JBS N.V. BDR Deposit Agreement on your behalf or on behalf of any other person.

In the JBS N.V. BDR Deposit Agreement, we and the JBS N.V. BDR Depositary Bank agree to indemnify each other under certain circumstances.

Requirements for Depositary Services

Before the JBS N.V. BDR Depositary Bank delivers or registers transfers of JBS N.V. BDRs, makes a distribution on JBS N.V. BDRs or permits withdrawal of JBS N.V. Class A Common Shares, the JBS N.V. BDR Depositary Bank may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The JBS N.V. BDR Depositary Bank may refuse to deliver, transfer or register transfers of JBS N.V. BDRs generally when the books of the JBS N.V. BDR Depositary Bank are closed or at any time if the JBS N.V. BDR Depositary Bank believes it advisable to do so.

General

Except as otherwise provided in the applicable rules and regulations, including the rules and regulations of the Brazilian Central Bank regarding registration of a JBS N.V. BDR program, neither we nor the JBS N.V. BDR Depositary Bank will have any liability or responsibility whatsoever or otherwise for any action or failure to act by any owner or holder of JBS N.V. BDRs relating to the owner’s or holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of shares deposited with the JBS N.V. BDR Custodian, including, without limitation, (i) any failure to comply with a requirement to register the investment pursuant to the terms of any applicable Brazilian law or regulation prior to

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

such withdrawal, or (ii) any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be. Each owner or holder of JBS N.V. BDRs will be responsible for the report of any false information relating to foreign exchange transactions to the JBS N.V. BDR Depositary Bank, the CVM or the Brazilian Central Bank in connection with deposits or withdrawals of shares deposited with the JBS N.V. BDR Custodian.

Service Requests to the JBS N.V. BDR Depositary

A JBS N.V. BDR holder may make any request for the services to be performed by the JBS N.V. BDR Depositary Bank provided for in the JBS N.V. BDR Deposit Agreement to the branch located at                 .

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Proposed Transaction, there has been no public market for JBS N.V. Class A Common Shares or JBS N.V. BDRs. Future sales, or the perception of future sales, of substantial amounts of JBS N.V. Class A Common Shares (including JBS N.V. Class A Common Shares issued upon the conversion of JBS N.V. Class B Common Shares) or JBS N.V. BDRs in the public market after the Proposed Transaction, or the possibility of these sales occurring, could adversely affect the prevailing market price for JBS N.V. Class A Common Shares or JBS N.V. BDRs or impair our ability to raise equity capital.

Assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022, JBS N.V. will have up to 567,493,236 JBS N.V. Class A Common Shares outstanding (including in the form of BDRs), representing 51.17% of the then-outstanding JBS N.V. Common Shares. The JBS N.V. Class A Common Shares delivered pursuant to the Proposed Transaction will be freely tradable without restriction or further registration under the Securities Act, except for those JBS N.V. Class A Common Shares received by persons who are affiliates of JBS N.V., who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

JBS N.V. intends to apply to list the JBS N.V. Class A Common Shares on the NYSE. JBS N.V. Class B Common Shares will not be listed on any exchange and, pursuant to JBS N.V.’s articles of association, each JBS N.V. Class B Common Share may be converted into one JBS N.V. Class A Common Share and one JBS N.V. Conversion Share upon (i) a resolution by the board of directors following delivery of a conversion request to the board of directors, or (ii) automatically upon the enforcement of a security interest over such JBS N.V. Class B Common Share (including, but not limited to, a right of pledge), which results in a transfer of such JBS N.V. Class B Common Share.

Upon the completion of the Proposed Transaction, a total of 541,564,948 JBS N.V. Class B Common Shares, representing 48.83% of the then-outstanding JBS N.V. Common Shares (assuming the ownership structure of JBS S.A. on the Last Trading Day is the same as on December 31, 2022), will be held indirectly by our ultimate controlling shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under the Securities Act. Sales of these shares in the public market (including sales of JBS N.V. Class B Commons Shares, after converted into JBS N.V. Class A Common Shares), or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of the provisions of Rule 144 (as described below) or any other available exemption under the Securities Act, the restricted securities will be available for sale in the public market.

Resales of “Control Securities”

The JBS N.V. Class A Common Shares delivered pursuant to the Proposed Transaction will be freely transferable, except for those JBS N.V. Class A Common Shares received by persons who are affiliates of JBS N.V., Persons who may be considered affiliates of JBS N.V. include those who control, are controlled by or are under common control with JBS N.V., as those terms generally are interpreted for U.S. federal securities law purposes. J&F, FIP Formosa, BNDESPar and some or all of JBS N.V.’s directors and executive officers may be considered affiliates of JBS N.V. Such persons will hold “control securities” and will be permitted to sell their common shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder (“Rule 144”). For example, under Rule 144, persons who hold “control securities” will be able to freely transfer their common shares if the conditions and restrictions applicable to resales of securities by affiliates of an issuer, as described below under “—Resales of “Restricted Securities—Rule 144,” are met, except that the initial six-month holding period will not apply to resales involving securities that are not also “restricted securities” as defined below.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Resales of “Restricted Securities”

“Restricted securities” are securities acquired in unregistered, private sales from an issuer or from an affiliate of an issuer. A person who receives “restricted securities” is permitted to sell such securities only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144.

Rule 144

Rule 144 allows public resales of “restricted securities” if a number of conditions are met. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” of a company subject to the reporting requirements of the Exchange Act may not sell such securities until such person has beneficially owned them for at least six months.

Affiliates

After the initial six-month holding period has passed, an affiliate beneficial owner of “restricted securities” of JBS N.V. may sell within any three-month period a number of our common shares of a particular class that do not exceed the greater of: (1) 1% of the then-outstanding common shares of such class as shown by the most recent report or statement published by JBS N.V. and (2) the average reported weekly trading volume of such class of shares on the NYSE during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale. Sales under Rule 144 will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about JBS N.V. and may be effected only through unsolicited brokers’ transactions.

Non-Affiliates

After the initial six-month holding period has passed, a non-affiliate beneficial owner of “restricted securities” of JBS N.V. (who has not been an affiliate for at least three months prior to the proposed resale) will be able to freely transfer such “restricted securities,” provided that JBS N.V. is current in its Exchange Act filings. After beneficially owning such “restricted securities” for at least one year, a non-affiliate beneficial holder of “restricted securities” of JBS N.V. may engage in unlimited resales thereof.

Equity Incentive Plan

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the JBS N.V. Class A Common Shares that JBS N.V. may issue upon exercise of stock options, share appreciation rights, restricted shares, restricted share units, and other shared-based awards or in connection with other equity compensation it may grant to employees, directors and consultants of JBS N.V. and group company members pursuant to an incentive award plan that JBS N.V. plans to adopt. Accordingly, shares registered under such registration statement may be available for sale in the open market following the effective date of such registration statement, if applicable. For more information about the incentive award plan, see “Information about JBS S.A.—Employees—Employee Compensation and Benefits—Incentive Award Plan.”

Sales of these shares in the public market or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the Proposed Transaction or the acquisition, ownership and disposition of JBS N.V. Common Shares or JBS N.V. BDRs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Proposed Transaction to a U.S. Holder (as defined below) of JBS S.A. Common Shares and of considerations that are likely to be relevant with respect to the purchase, ownership and disposition of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs by a U.S. Holder. No assurance can be given that the IRS will not successfully assert a position contrary to any of the tax aspects set forth below. Moreover, no advance rulings have been or will be sought from the IRS with respect to the U.S. federal income tax consequences of the Proposed Transaction or regarding any matter discussed in this proxy statement/prospectus. Accordingly, U.S. Holders are urged to consult their own tax advisors with regard to the U.S. federal income tax consequences to U.S. Holders of the Proposed Transaction, as well as the effects of state, local and non-U.S. tax laws.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, available and in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular holder of JBS S.A. Common Shares with respect to the Proposed Transaction or to a particular investor’s decision to purchase, hold, or dispose of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs. In particular, this summary is directed only to U.S. Holders that hold the JBS S.A. Common Shares, the JBS N.V. Class A Common Shares or the JBS N.V. BDRs as capital assets and does not address the tax considerations relevant to a holder of JBS N.V. Class B Common Shares or particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing the mark to market method of tax accounting, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 5% or more of our stock by vote or value, persons holding the JBS S.A. Common Shares, the JBS N.V. Class A Common Shares or the JBS N.V. BDRs as part of a hedge, straddle, conversion, constructive sale, integrated transaction or similar transaction, persons owning the JBS S.A. Common Shares, the JBS N.V. Class A Common Shares or the JBS N.V. BDRs in connection with a trade or business conducted outside the United States, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of participating in the Proposed Transaction or of acquiring, holding or disposing of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the JBS S.A. Common Shares, the JBS N.V. Class A Common Shares or the JBS N.V. BDRs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such JBS S.A. Common Shares, JBS N.V. Class A Common Shares or JBS N.V. BDRs.

This disclosure assumes that a holder of JBS N.V. BDRs will be treated for U.S. federal income tax purposes as the beneficial owner of the underlying JBS N.V. Class A Common Shares represented by those

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

BDRs and that, accordingly, no gain or loss will be recognized if a U.S. Holder exchanges JBS N.V. BDRs for the underlying JBS N.V. Class A Common Shares represented by those BDR.

Consequences of the Proposed Transaction

Consequences of the Merger of Shares and Redemption

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” based on the current structure of the Restructuring and the consideration that JBS S.A. Shareholders receive in exchange for their JBS S.A. Common Shares, the Merger of Shares and Redemption, when taken together with certain other steps of the Restructuring, including the LuxCo transfer of shares of JBS S.A. to JBS N.V. in exchange for JBS N.V. Class B Common Shares, are expected to be treated as part of an integrated transaction qualifying as a nonrecognition transaction. The Restructuring is a novel transaction, however, that is not clearly addressed by the Code, Treasury Regulations or guidance from the U.S. Department of the Treasury. Thus, it is not certain whether the Merger of Shares and Redemption will qualify for such tax treatment. For example, while it is expected that certain steps of the Restructuring will be disregarded as transitory for U.S. federal income tax purposes and that the Merger of Shares and Redemption, together with other steps of the Restructuring, will be treated as part of an integrated transaction, the relevant authorities do not clearly address whether this treatment is correct.

Based upon the foregoing and subject to the qualifications, assumptions and limitations set forth herein and in the U.S. federal income tax opinion filed as an exhibit to the registration statement of which this prospectus is a part, it is the view of White & Case LLP, counsel to JBS N.V., that it is more likely than not that the Merger of Shares and the Redemption will qualify as a nonrecognition transaction. This tax treatment, however is not free from doubt and the IRS could disagree with this treatment.

Consequences if the Merger of Shares and Redemption Qualify as a Nonrecognition Transaction

If the Merger of Shares and Redemption qualify as a nonrecognition transaction, then the Merger of Shares and Redemption will be treated as if a U.S. Holder of JBS S.A. Common Shares transferred its JBS S.A. Common Shares to either (i) JBS N.V. in exchange for JBS N.V. BDRs or JBS N.V. Class A Common Shares, as applicable or (ii) to HoldCo in exchange for HoldCo Redeemable Shares, followed by a transfer of such Holdco Redeemable Shares to JBS N.V. for JBS N.V. BDRs or JBS N.V. Class A Common Shares, in a tax-deferred transaction.

In this case, in general, except as described below with respect to the Cash Dividend, (i) a U.S. Holder will not recognize any taxable gain or loss with respect to the Merger of Shares and Redemption; and (ii) a U.S. Holder’s tax basis and holding period in any JBS N.V. BDRs or JBS N.V. Class A Common Shares received in the exchange, as the case may be, will reflect such U.S. Holder’s tax basis and holding period in the JBS S.A. Common Shares exchanged in the Merger of Shares.

To the extent that there are any Brazilian income taxes imposed upon the receipt of the consideration pursuant to the Merger of Shares and Redemption, a U.S. holder generally would not be eligible to claim a foreign tax credit but might be able to elect to deduct such Brazilian income taxes in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the application of the rules under their particular circumstances and their ability to claim a credit or deduction in respect of any Brazilian income taxes imposed in connection with the Proposed Transaction.

Even if the Merger of Shares and Redemption qualify as a nonrecognition transaction, if JBS S.A. were treated as a PFIC at any time during the U.S. Holder’s holding period, certain Proposed Treasury Regulations, if finalized, could cause the Merger of Shares and Redemption to be taxable with respect to a U.S. Holder that

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

exchanges JBS S.A. Common Shares in the Proposed Transaction, unless an exception applied or JBS S.A. ceased to be a PFIC and the U.S. Holder made a special purging election. If these Proposed Treasury Regulations were finalized as currently drafted, however, an exception likely would apply to the Merger of Shares and Redemption and the Merger of Shares and Redemption likely would not be treated as taxable for U.S. federal income tax purposes under these Proposed Treasury Regulations.

Based on JBS S.A.’s financial statements, the composition of its income and assets, the sources and the nature of its income, and relevant market and shareholder data, we do not believe that JBS S.A. was treated as a PFIC for U.S. federal income tax purposes for the 2021 taxable year. U.S. Holders that held JBS S.A. shares in the 2020 taxable year or earlier years should consult their own tax advisors regarding JBS S.A.’s PFIC status and the application of the PFIC rules to their particular circumstances. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate that JBS N.V. or JBS S.A. will be treated as a PFIC for the current taxable year.

U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to the Merger of Shares and Redemption under their particular circumstances, including the consequences to them if JBS S.A. was treated as a PFIC in a prior year.

Consequences if the Merger of Shares and Redemption Fail to Qualify as a Nonrecognition Transaction

If the Merger of Shares and Redemption fail to qualify as a nonrecognition transaction and are treated as a taxable transaction for U.S. federal income tax purposes, then, in general, except as described below with respect to the Cash Dividend, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the exchange and its tax basis in the JBS S.A. Common Shares exchanged, in each case determined in U.S. dollars. The amount realized on the exchange will be the fair market value of any JBS. N.V. BDRs or JBS N.V. Class A Common Shares, as applicable, received on the date of exchange, as determined in U.S. dollars. A U.S. Holder will have a tax basis in any JBS N.V. BDRs or JBS N.V. Class A Common Shares received in the exchange equal to the fair market value of such JBS N.V. BDRs or JBS N.V. Class A Common Shares on the date of the exchange, and its holding period with respect to such JBS N.V. BDRs or JBS N.V. Class A Common Shares will begin on the day after the date of the exchange.

As a result of recently issued Treasury Regulations that impose additional requirements for foreign taxes to be eligible for a foreign tax credit, there can be no assurance that a U.S. Holder will be able to claim a credit against its U.S. federal income tax liability for any Brazilian income taxes imposed upon the receipt of the consideration pursuant to the Merger of Shares and Redemption. A U.S. Holder may be able to elect to deduct such Brazilian income taxes in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the application of the rules under their particular circumstances and their ability to claim a credit or deduction in respect of any Brazilian income taxes imposed in connection with the Proposed Transaction.

Consequences of the Cash Dividend

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the Cash Distribution will be a distribution paid on the JBS S.A. Common Shares which will be treated (i) as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), (ii) to the extent of any amount of such distribution in excess of our current and accumulated earnings and profits, as a non-taxable return of capital, thereby reducing a U.S. Holder’s adjusted tax basis in the JBS S.A. Common Shares (but not below zero), and (iii) thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held the JBS S.A. Common Shares for more than one year as of the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

time such distribution is actually or constructively received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the Cash Distribution generally will be reported to U.S. Holders as a dividend, and taxable at ordinary income tax rates.

The amount of a dividend on the JBS S.A. Common Shares will include any amounts that we withhold in respect of Brazilian taxes. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code or for the reduced rate of tax available to certain non-corporate U.S. Holders for “qualified dividend income”. A dividend will be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend. The amount of any dividend income paid in Brazilian reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S.-source ordinary income or loss.

As a result of recently issued Treasury Regulations that impose additional requirements for foreign taxes to be eligible for a foreign tax credit, there can be no assurance that a U.S. Holder will be able to claim a credit against its U.S. federal income tax liability for any Brazilian income taxes imposed upon the receipt of the Cash Dividend pursuant to the Proposed Transaction. A U.S. Holder may be able to elect to deduct such Brazilian income taxes in computing its taxable income for U.S. federal income tax purposes, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the application of the rules under their particular circumstances and their ability to claim a credit or deduction in respect of any Brazilian income taxes imposed in connection with the Proposed Transaction.

Consequences of the Ownership and Disposition of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs

Taxation of Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to the JBS N.V. Class A Common Shares or the JBS N.V. BDRs, as the case may be, that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder actually or constructively receives the dividend, in the case of the JBS N.V. Class A Common Shares, or the date the depositary actually or constructively receives the dividends, in the case of JBS N.V. BDRs, and will not be eligible for the dividends-received deduction allowed to corporations under the Code. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

For a U.S. Holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs, dividends paid in a currency other than U.S. dollars generally will be includible in such U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividends, in the case of the JBS N.V. Class A Common Shares, or the date the depositary receives the dividends, in the case of the JBS N.V. BDRs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by a U.S. Holder that is an individual with respect to the JBS N.V. Class A Common Shares will be subject to taxation at a preferential rate if the dividends give rise to “qualified dividend income.” Dividends paid on the JBS N.V. Class A Common Shares or JBS N.V. BDRs will be treated as qualified dividends if:

•

either (i) such shares or BDRs are readily tradable on an established securities market in the United States, or (ii) JBS N.V. is eligible for the benefits of a qualifying income tax treaty with the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

JBS N.V. Class A Common Shares will be listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our financial statements, the composition of our income and assets, the sources and the nature of our income, and relevant market and shareholder data, we do not believe that JBS N.V. was treated as a PFIC for U.S. federal income tax purposes for the 2021 taxable year and we do not anticipate that JBS N.V. will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future. Although JBS N.V. BDRs are not listed on a U.S. exchange, per IRS guidance, the income tax treaty between The Netherlands and the United States (the “US-Netherlands Tax Treaty”) is a qualifying income tax treaty, and dividends received with respect to JBS N.V. BDRs are expected to be treated as qualified dividends provided that JBS N.V. qualifies for the benefits of the US-Netherlands Tax Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to the JBS N.V. Class A Common Shares or the JBS N.V. BDRs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. The rules relating to the foreign tax credit or deduction, if elected, are complex and U.S. Holders should consult their own tax advisors concerning their availability in their particular circumstances.

U.S. Holders that receive distributions of additional JBS N.V. Class A Common Shares or JBS N.V. BDRs, or rights to subscribe for such shares or BDRs, as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of the JBS N.V. Class A Common Shares and the JBS N.V. BDRs

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of JBS N.V. Class A Common Shares or JBS N.V. BDRs, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in such JBS N.V. Class A Common Shares or JBS N.V. BDRs, as determined in U.S. dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if such JBS N.V. Class A Common Shares or JBS N.V. BDRs, as applicable, have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs generally will be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the creditability or deductibility of any non-U.S. tax imposed on the disposition of Class A Common Shares in their particular circumstances.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

If a U.S. Holder sells or otherwise disposes of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate in effect on the date of sale or other disposition (or, if such shares or BDRs are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. Holder generally will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares.

Deposits and withdrawals of the JBS N.V. Class A Common Shares by U.S. Holders in exchange for the JBS N.V. BDRs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

U.S. shareholders of passive foreign investment companies are subject to potentially adverse U.S. federal income tax consequences. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

Based on our financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not believe that JBS S.A. or JBS N.V. was treated as a PFIC for the 2021 taxable year and we do not anticipate that JBS N.V. or JBS S.A. will be treated as a PFIC for the current taxable year or in the reasonably foreseeable future. However, the determination whether a non-U.S. corporation is a PFIC must be made annually after the close of each taxable year based on the facts and circumstances at that time, such as the valuation of its assets, including goodwill and other intangible assets, which may depend on the market price of the non-U.S. corporation’s shares which can be expected to vary from time to time. Accordingly, there can be no assurance that JBS N.V. or JBS S.A. will not be treated as a PFIC for the current or any future taxable year.

If we are a PFIC, and a U.S. Holder does not make a mark-to-market election, as described below, such U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. Holder holds JBS N.V. Class A Common Shares or JBS N.V. BDRs.

“Excess distributions” generally are any distributions received by a U.S. Holder in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs at death.

If a non-U.S. corporation is a PFIC for any taxable year that a U.S. Holder holds its shares (or BDRs), the non-U.S. corporation will continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) the non-U.S. corporation ceases to be a PFIC and (ii) the U.S. Holder makes a special “purging” election under the PFIC rules.

If we are a PFIC and have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraphs by electing to mark its JBS N.V. Class A Common Shares or JBS N.V. BDRs to market, provided such shares or BDRs are considered “marketable.” The JBS N.V. Class A Common Shares or the JBS N.V. BDRs will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the NYSE or on a foreign stock exchange that meets certain requirements. If a U.S. Holder makes this mark-to-market election, such U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s JBS N.V. Class A Common Shares or JBS N.V. BDRs at the end of the U.S. Holder’s taxable year over the U.S. Holder’s basis in those shares or BDRs. If at the end of a U.S. Holder’s taxable year, such U.S. Holder’s basis in the JBS N.V. Class A Common Shares or the JBS N.V. BDRs exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. Holder’s net mark-to-market gains from previous years. A U.S. Holder’s adjusted tax basis in the JBS N.V. Class A Common Shares or the JBS N.V. BDRs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain a U.S. Holder recognizes upon the sale of its JBS N.V. Class A Common Shares or the JBS N.V. BDRs will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of such U.S. Holder’s net mark-to-market gains from previous years.

A mark-to-market election, as described above, generally cannot be made for any Subsidiary PFICs. Consequently, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by JBS N.V. that are treated as Subsidiary PFICs for U.S. federal income tax purposes.

The JBS N.V. Class A Common Shares or the JBS N.V. BDRs, as applicable, will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. U.S. Holders should consult their own tax advisors regarding the availability to them of a mark-to-market election and the consequences to them of making such an election.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Foreign Account Tax Compliance Act

Under sections 1471 through 1474 of the Code, Treasury regulations promulgated thereunder, intergovernmental agreements entered into between the United States and other countries and implementing laws in respect of the foregoing (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), investors in the JBS N.V. Class A Common Shares or the JBS N.V. BDRs may be required to provide substantial information regarding their identities as well of that of their direct and indirect owners and this information may be reported to the IRS or other relevant tax authorities. In addition, it is possible that “passthru payments,” as defined under FATCA, on the JBS N.V. Class A Common Shares or the JBS N.V. BDRs may be subject to a withholding tax of 30%. Regulations implementing this rule have not yet been adopted or proposed and the IRS has indicated that any such regulations would not be effective for payments made prior to two years after the date on which final regulations on this issue are published. Holders of the JBS N.V. Class A Common Shares or the JBS N.V. BDRs should consult their own tax advisors to obtain a more detailed explanation of FATCA and to learn how FATCA might affect each holder in its particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the JBS N.V. Class A Common Shares or the JBS N.V. BDRs to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Material Brazilian Tax Consequences

The Restructuring

Capital Gains

According to Brazilian tax rules, gains on the disposition of assets located in Brazil by a holder who resides in Brazil (a “Brazilian Holder”) or by a holder deemed to not be domiciled in Brazil for Brazilian tax purposes (a “Non-Brazilian Holder”) are subject to Brazilian taxation.

The Merger of Shares (incorporação de ações) of JBS S.A. Common Shares into HoldCo and the subsequent redemption of HoldCo Redeemable Shares may trigger the recognition of gains subject to taxation in Brazil. The applicable tax rates would depend on the type, domicile and regime of the corresponding holder (such as the special tax regime currently ruled by Resolution No. 4,373/2014), including the liability for collection (and potential withholding of income tax by HoldCo).

•

Brazilian Resident Investors. Potential gains earned by a Brazilian Holder, including individuals and legal entities, investment funds or other entities, may be subject to income tax and other taxes as a result of the Proposed Transaction, in accordance with the legal and regulatory rules applicable to each

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

category of investor. Such investors should consult their advisors on the applicable taxation and shall be solely responsible for taxes payment due, if any.

•

Non-Resident Investors: HoldCo is required to withhold taxes due with respect to capital gains from Non-Brazilian Holders, in accordance with the legal and regulatory rules applicable to each investor, as described below. The capital gain will correspond to the positive difference, if any, between (i) the book value of JBS S.A. Common Shares contributed into HoldCo as part of the Merger of Shares; and (ii) the acquisition cost of the JBS S.A. Common Shares. The capital gains tax withheld and collected by HoldCo will be deducted from the Cash Dividend due to such shareholders or, alternatively, HoldCo may retain a certain amount of BDRs, sell them in B3 and use the funds to withhold the income taxes over capital gains.

In connection with the Proposed Transaction, HoldCo may be required to withhold and collect Brazilian taxes imposed on capital gains assessed, if any, due by certain non-Brazilian JBS S.A. Shareholders that hold their investment under the special tax regime of CMN Resolution No. 4,373/2014.

•

In order to enable the calculation of any capital gain, Non-Brazilian Holders must deliver electronically to HoldCo certain information about the acquisition cost of the JBS S.A. Common Shares such Non- Brazilian Holder holds, as well as their tax residence. HoldCo will use the information provided to it to calculate the income tax it is required to withhold, and the JBS S.A. Shareholders will be responsible for the veracity of such information.

•

Such information must be provided after the JBS S.A. General Meeting, in accordance with the procedures that will be publicly announced prior to the date of the JBS S.A. General Meeting. The information that need be delivered to HoldCo will be available notice of the JBS S.A. General Meeting and/or in the documents relating thereto and also at JBS S.A.’s Investor Relations website (ri@jbs.com.br). If HoldCo determines based on such information that withholding will be required, or if such 4,373 Holder fails to provide such information, HoldCo has the right, at its sole discretion, to: (1) deduct any amount required to be withheld by HoldCo from the Cash Dividend payable by JBS S.A. to such 4,373 Holder; and (2) retain JBS N.V. BDRs which such 4,373 Holder is entitled to receive, in an amount sufficient to generate cash payment sufficient to cover any required tax withholding, and HoldCo will retain such amount upon sale of such BDRs.

HoldCo, pursuant to the provisions of the legislation and regulations of the Brazilian Internal Revenue Service: (i) will consider equal to zero the acquisition cost for non-resident JBS S.A. Shareholders who fail to deliver the appropriate information to HoldCo as indicated above; and (ii) will apply the 25% tax rate on the gains of Non-Brazilian Holders who within the same deadlines fail to inform their country or dependency of residence or tax domicile. None of JBS S.A., HoldCo or JBS N.V. will be liable, under any circumstances, to Non-Brazilian Holders for any adjustment or refund of any amount paid in excess of that provided.

The income tax rate applicable to Non-Brazilian Holder generally vary from 15% to 22.5% or may be a flat rate of 25% in case of a Non-Brazilian Holder resident of or domiciled in a “No Taxation or Low Taxation Jurisdiction” (as defined pursuant to Brazilian law). The income tax rate for a Brazilian Holder may vary widely, for example, from 15% to 22.5% for individuals, or 34% for Brazilian companies not qualified as financial institutions. Law No. 13,259/16 currently provides the following rates: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million.

The Brazilian House of Representatives approved in September 2021 a first bill of Tax Reform. This bill of law is still subject to analysis and approval by the Brazilian Senate and sanction of the Brazilian President.

The terms of the Tax Reform and their impact on JBS N.V. will not be known until the final version of the Tax Reform is approved by Congress and sanctioned by the Brazilian President, if that ever happens.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Due to the complexity of the Proposed Transaction and the detailed analysis and procedures relating to the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, including the application of potential tax exemptions, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation with respect to the Proposed Transaction.

Discussion of “No Taxation or Low Taxation Jurisdictions”

Brazilian tax rules set forth different concepts of “No Taxation or Low Taxation Jurisdictions” and “privileged tax regimes,” which may impact the tax treatment applicable to Non-Brazilian Holders. Nevertheless, on June 7, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered to be “No Taxation or Low Taxation Jurisdictions” and (ii) the privileged tax regimes.

Accordingly, we recommend that prospective investors consult their own tax advisors for a more thorough analysis of whether they could face any possible tax consequences from a potential characterization of a “No Taxation or Low Taxation Jurisdiction” or a “privileged tax regime.”

Holders of JBS N.V. Class B Common Shares

As described above, the Merger of Shares and the Redemption are considered taxable events under Brazilian law. Our controlling shareholders will not participate in the Merger of Shares or the Redemption and, accordingly, with not be subject to taxation in connection therewith. Instead, as the first step in the Restructuring, they will receive JBS N.V. Class B Common Shares in a series of transactions that will take place prior to the completion of the Merger of Shares and the Redemption, as follows: (1) our controlling shareholders will contribute all of their JBS S.A. Common Shares into LuxCo; (2) immediately thereafter, LuxCo will contribute such JBS S.A. Common Shares into JBS N.V. in exchange for JBS N.V. Class B Common Shares; and (3) immediately thereafter, JBS N.V. will contribute such JBS S.A. Common Shares into HoldCo. Similarly to the contribution of JBS S.A. Common Shares by the non-controlling shareholders to HoldCo in connection with the Merger of Shares, the contribution of the JBS S.A. Common Shares by our controlling shareholders will be made at book value, subject to the same exchange ratios that will be applied to JBS S.A.’s non-controlling shareholders, which will result in each JBS S.A. shareholder on the Last Trading Day (controlling and non-controlling) receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. shareholder had in JBS S.A. on the Last Trading Day, except for the effect of the sale of any fractional JBS N.V. BDRs attributed to shareholders of JBS S.A. resulting from the Merger of Shares and the Redemption. In addition, prior to the time the JBS S.A. General Meeting to approve the Merger of Shares is called, JBS N.V. will contribute a certain number of JBS N.V. Class A Common Shares to HoldCo, which shares HoldCo will deliver to our non-controlling shareholders in the form of JBS N.V. BDRs to complete the Redemption. The contributions of JBS S.A. Common Shares by our controlling shareholders in connection with the first step of the Restructuring are not are not expected to generate taxable gains to the controlling shareholders in Brazil. The Restructuring was structured in this manner to allow HoldCo to hold JBS N.V. BDRs in an amount sufficient to properly conduct the Redemption and implement the Merger of Shares and the Redemption

Investment in JBS N.V. Class A Common Shares and JBS N.V. BDRs

This section describes the main tax implications in Brazil for holders of JBS N.V. Class A Common Shares and JBS N.V. BDRs (owned by Brazilian Holders). For the avoidance of doubt, this section does not address tax implications in Brazil for holders of JBS N.V. Class B Common Shares.

Taking into consideration the peculiarities concerning the tax treatment that may apply to Brazilian Holders and Non-Brazilian Holders, we advise such investors to consult their own lawyers and tax advisors for specific advice regarding their particular situation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Non-Brazilian Holder of JBS N.V. Class A Common Shares

Dividends and Other Income

Dividends or other similar income arising from JBS N.V. Class A Common Shares and paid by JBS N.V. in favor of a Non-Brazilian Holder should not be subject to income tax in Brazil when paid in favor of a Non-Brazilian Holder.

Gains

According to Law No. 10,833/03, dated December 29, 2003, gains assessed on the sale or other disposition of assets located in Brazil are generally subject to income tax in Brazil, regardless of whether the sale or disposition is made by a Non-Brazilian Holder, to a resident or person domiciled in Brazil or to a non-resident.

As a general rule, gains realized as a result of a disposition or sale transaction are determined by the positive difference between the amount realized on the disposition or sale of the relevant common shares and their acquisition cost. It is unclear whether the capital gain realized by a Non-Resident Holder on a sale or disposition of shares in Brazil is to be determined in foreign or in local currency (the tax authorities clearly take the position that it has to be determined in local currency, but this position is debatable).

Regardless of potential discussions regarding the indirect sale of Brazilian assets, JBS N.V. Class A Common Shares should, in principle, not be treated as an asset located in Brazil and therefore, their disposal should not generate income tax in Brazil.

Brazilian Holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs

Dividends and Other Income

Dividends or other similar income arising from JBS N.V. Class A Common Shares and JBS N.V. BDRs earned by Brazilian Holders are subject to income tax in accordance with applicable rules for investments held outside Brazil, including (i) Individuals Income Tax (“IRPF”), at progressive rates up to 27.5%, and (ii) Corporate Income Taxes -Corporate Income Tax (Imposto de Renda Pessoa Jurídica) (“IRPJ”) and the Social Contribution on Net Income tax (Contribuição Social Sobre o Lucro Líquido) (“CSLL”) at a combined rate of 34% in the case of JBS N.V. Class A Common Shares and JBS N.V. BDRs held by legal entities domiciled in Brazil (potential impacts of Brazilian CFC Regime ruled by Law N. 12.973/2014 should be carefully evaluated by this type of investors). In the case of legal entities domiciled in Brazil, other similar income arising from JBS N.V. Class A Common Shares and JBS N.V. BDRs may be also subject to taxes on gross revenues (PIS/Cofins) up to a combined rate of 9.25%, depending on the applicable regime, accounting treatment and nature of recognized revenues.

Gains on the sale of JBS N.V. Class A Common Shares

Gains assessed by Brazilian Holder deriving from the direct sale of JBS N.V. Class A Common Shares are subject, as a general rule, to taxation in Brazil depending on the legal nature of such Brazilian Holder, including (i) IRPF at rates varying from 15% up to 22.5% in case of individuals resident in Brazil (please refer to the exemption rule below), and (ii) IRPJ and CSLL at a combined 34% in case of JBS N.V. Class A Common Shares held by legal entities domiciled in Brazil. Depending on the nature of the investment for the legal entity, potential taxes on gross revenue (PIS/Cofins) may also be imposed.

Brazilian tax laws provide that gains deriving from the sale of assets in which the total sale value does not exceed R$35,000.00 in one month are exempted from income taxation. This exemption rule is specifically applicable to sales performed by individual’s resident in Brazil. Brazilian tax authorities issued Consultation Procedure COSIT N. 320/2017 ruling, under a formal and binding approach, that this exemption rule should be applicable to the sale of stocks abroad such as JBS N.V. Class A Common Shares.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Gains on the sale of JBS N.V. BDRs

Gains assessed on the disposal of JBS N.V. BDRs performed on the Brazilian stock exchange are subject to taxation in Brazil. In case of individuals resident in Brazil, the sale of JBS N.V. BDRs should have the same tax treatment applicable to the sale of stocks performed on the Brazilian stock exchange, which are subject, as a rule, to income tax imposed at a 15% flat rate (and not progressive rates from 15% to 22.5%, depending on the amount of the capital gains assessed) on net gains (positive difference between the acquisition cost and disposal price supported by proper and reliable document).

Although Brazilian legislation is not clear regarding the application of exemptions rules to such transaction performed by individuals on the stock exchange such as (i) gains assessed on the sale of Brazilian stocks in which the total sale value does not exceed R$20,000.00 in one month; or (ii) gains deriving from the sale of assets in which the total sale value does not exceed R$35,000.00 in one month. Brazilian tax authorities issued Consultation Procedure COSIT N. 39/2022 ruling, under a formal and binding approach, that this exemption rules should not be applicable to the sale of BDRs performed on the Brazilian stock exchange by individuals. We strongly recommend that each investor consult its own tax advisor regarding this controversy, who can provide specific advice regarding their particular situation.

If Brazilian Holder decides to dispose BDRs in Brazil and considering that this disposal is carried out on the stock exchange or on the OTC market, this transaction may be subject to withholding tax at a rate of 0.005% on its corresponding disposal amount. In this case, the withholding tax paid can be offset with the income tax.

Gains assessed by legal entities domiciled in Brazil are subject, as rule, to IRPJ/CSLL at a combined 34% rate. Taxes on gross revenue (PIS/Cofins) may also be imposed depending on the nature and accounting treatment of recognized revenues.

IOF/FX

Conversions of Brazilian currency into foreign currency and foreign currency into Brazilian currency are subject to a tax on foreign exchange (“IOF/FX”). As a rule, a Brazilian Holder may be subject to IOF/FX currently at a rate of 0.38% (this general rate will be reduced to zero as of 2029, pursuant to Decree N. 10.997/2022 currently in force), including in the case of currency conversions in connection with the inflow of dividends or proceeds related to the sale of JBS N.V. Class A Common Shares. The Brazilian Government is permitted to increase the rate of the IOF/FX at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after this increase in rate and not retroactively, including the potential reduction of the applicable rate.

Other Brazilian Taxes

Brazilian inheritance, gift or succession taxes might apply on the ownership, transfer or disposition of JBS N.V. Class A Common Shares by a Brazilian Holder, depending on the rules imposed by certain Brazilian states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of JBS N.V. Class A Common Shares or JBS N.V. BDRs.

Offsetting of Taxes Potentially Withheld Abroad

We advise any Brazilian Holder to consult their own lawyers and tax advisors regarding the viability of offsetting Brazil taxes potentially withheld abroad because of the ownership and transactions involving JBS N.V. Class A Common Shares and JBS N.V. BDRs.

Material Dutch Tax Consequences

This summary solely addresses the principal Dutch tax consequences of the Proposed Transaction and acquisition, ownership and disposal of JBS N.V. Class A Common Shares or JBS N.V. BDRs and does not

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the Proposed Transaction and the offer to a particular holder will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the Proposed Transaction, including the applicability and effect of Dutch tax laws. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that JBS S.A., Holdco and JBS N.V. are organized, and that their respective businesses will be conducted, in the manner outlined in this prospectus. A change to such organizational structure or to the manner in which JBS S.A., Holdco or JBS N.V. conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this prospectus. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Material Dutch tax consequences paragraph does not address the Dutch tax consequences for a holder of JBS S.A. Common Shares, HoldCo Redeemable Shares, JBS N.V. Class A Common Shares or JBS N.V. BDRs who:

(i)

is a person who may be deemed an owner of JBS S.A. Common Shares, HoldCo Redeemable Shares, JBS N.V. Class A Common Shares or JBS N.V. BDRs for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)

is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from JBS S.A. Common Shares, HoldCo Redeemable Shares, JBS N.V. Class A Common Shares or JBS N.V. BDRs;

(iii)	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)	is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

(v)

owns JBS S.A. Common Shares, HoldCo Redeemable Shares, JBS N.V. Class A Common Shares or JBS N.V. BDRs in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(vi)

has a substantial interest or a deemed substantial interest in JBS S.A., Holdco or JBS N.V. for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person – either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes – owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of JBS S.A., Holdco or JBS N.V., or rights to acquire, directly or indirectly, such an interest in the shares of JBS S.A., Holdco or JBS N.V. or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of JBS S.A., Holdco or JBS N.V., or (b) such person’s shares, rights to acquire shares or profit participating certificates in JBS S.A., Holdco or JBS N.V. are held by him following the application of a non-recognition provision; or

(vii)	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

For the avoidance of doubt, this summary does not address the Dutch tax consequences for a holder of JBS N.V. Class B Common Shares.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

The Proposed Transaction

Taxes on Income and Capital Gains

Resident holders of JBS S.A. Common Shares or HoldCo Redeemable Shares

A holder of JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with JBS S.A. Common Shares or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with JBS S.A. Common Shares or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with JBS S.A. Common Shares or HoldCo Redeemable Shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares is an individual whose situation has not been discussed before in the section entitled “—Resident holders of JBS S.A. Common Shares or HoldCo Redeemable Shares,” the value of his JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares forms part of the yield basis for purposes of tax on benefits from savings and investments. For the years 2023 and onwards, a new law has recently been passed. This amends the regime for the taxation on benefits from savings and investments. The deemed benefit rate that covers amongst other the income on shares or products derived from shares is (preliminary) determined at 6.17% of the asset value in 2023 (generally the FMV of the shares on January 1, 2023 less a certain threshold). This deemed benefit is taxed at the rate of 32% in 2023. As such, actual benefits derived from or in connection with the JBS S.A. Common Shares or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, are not subject to Dutch income tax in 2023.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with JBS S.A. Common Shares, or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax.

General

A holder of JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the Proposed Transaction, including the redemption of the HoldCo Redeemable Shares in exchange for JBS N.V. BDRs.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Non-resident holders of JBS S.A. Common Shares or HoldCo Redeemable Shares

Individuals

If a holder of JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with JBS S.A. Common Shares or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, except if:

(i)

he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his JBS S.A. Common Shares, or HoldCo Redeemable Shares are attributable to such permanent establishment or permanent representative;

(ii)

he derives benefits or is deemed to derive benefits from or in connection with JBS S.A. Common Shares or HoldCo Redeemable Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)

he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his JBS S.A. Common Shares or HoldCo Redeemable Shares are attributable.

Corporate entities

If a holder of JBS S.A. Common Shares, or following the Merger of Shares, HoldCo Redeemable Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with JBS S.A. Common or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, except if:

(i)

it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its JBS S.A. Common Shares, or HoldCo Redeemable Shares are attributable; or

(ii)

it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its JBS S.A. Common Shares or HoldCo Redeemable Shares are attributable.

General

If a holder of JBS S.A. Common Shares, or following the Merger of Shares, HoldCo Redeemable Shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of the Proposed Transaction, including the redemption of HoldCo Redeemable Shares in exchange for JBS N.V. BDRs.

Dividend Withholding Tax

The Proposed Transaction should not be subject to Dutch dividend withholding tax.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Ownership of JBS N.V. Class A Common Shares or JBV N.V. BDRs

Taxes on Income and Capital Gains

Resident holders of JBS N.V. Class A Common Shares or JBS N.V. BDRs

A holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares is an individual whose situation has not been discussed before in the section entitled “—Resident holders of JBS S.A. Common Shares or HoldCo Redeemable Shares,” the value of his JBS S.A. Common Shares, and following the Merger of Shares, HoldCo Redeemable Shares forms part of the yield basis for purposes of tax on benefits from savings and investments.

For the years 2023 and onwards, a new law has recently been passed. This amends the regime for the taxation on benefits from savings and investments. The deemed benefit rate that covers amongst other the income on shares or products derived from shares is (preliminary) determined at 6.17% of the asset value in 2023 (generally the FMV of the shares on January 1, 2023 less a certain threshold). This deemed benefit is taxed at the rate of 32% in 2023. As such, actual benefits derived from or in connection with the JBS S.A. Common Shares or HoldCo Redeemable Shares, including in connection with the Merger of Shares and the redemption of HoldCo Redeemable Shares, are not subject to Dutch income tax in 2023.

If a holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs is an individual whose situation has not been discussed before in this section “Material Dutch tax consequences – Taxation of Holders of JBS N.V. Class A Common Shares - Taxes on income and capital gains – Resident holders of JBS N.V. Class A Common Shares or JBS N.V. BDRs”, the value of his JBS N.V. Class A Common Shares or JBS N.V. BDRs forms part of the yield basis for purposes of tax on benefits from savings and investments.

For the years 2023 and onwards, a new law has recently been passed. This amends the regime for the taxation on benefits from savings and investments. The deemed benefit rate that covers amongst other the income on shares or products derived from shares is (preliminary) determined at 6.17% of the asset value in 2023

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

(generally the FMV of the shares on January 1, 2023 less a certain threshold). This deemed benefit is taxed at the rate of 32% in 2023. Actual benefits derived from or in connection with the JBS N.V. Class A Common Shares or JBS N.V. BDRs are not subject to Dutch income tax in 2023.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax.

General

A holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the documents relating to the issue of JBS N.V. Class A Common Shares or JBS N.V. BDRs or the performance by JBS N.V. of its obligations under such documents or under the JBS N.V. Class A Common Shares or JBS N.V. BDRs.

Non-resident holders of JBS N.V. Class A Common Shares or JBS N.V. BDRs

Individuals

If a holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs, except if:

(i)

he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his JBS N.V. Class A Common Shares or JBS N.V. BDRs are attributable to such permanent establishment or permanent representative;

(ii)

he derives benefits or is deemed to derive benefits from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)

he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his JBS N.V. Class A Common Shares or JBS N.V. BDRs are attributable.

Corporate entities

If a holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs, except if:

(i)

it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its JBS N.V. Class A Common Shares or JBS N.V. BDRs are attributable; or

(ii)

it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its JBS N.V. Class A Common Shares or JBS N.V. BDRs are attributable.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

General

If a holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of holding JBS N.V. Class A Common Shares or JBS N.V. BDRs or the performance by JBS N.V. of its obligations under the JBS N.V. Class A Common Shares or JBS N.V. BDRs.

Dividend Withholding Tax

General

JBS N.V. is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by JBS N.V., subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs’ individual circumstances.

The concept “dividends distributed by JBS N.V.” as used in this material Dutch tax consequences paragraph includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of JBS N.V. Class A Common Shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of JBS N.V. Class A Common Shares issued by JBS N.V. to a holder of JBS N.V. Class A Common Shares or an increase of the par value of JBS N.V. Class A Common Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting of shareholders of JBS N.V. has resolved in advance to make such repayment and (b) the par value of the JBS N.V. Class A Common Shares concerned has been reduced by an equal amount by way of an amendment to JBS N.V.’s articles of association.

Additional withholding tax

Further, as from 1 January 2024, an additional Dutch withholding tax may apply with respect to dividends distributed or deemed to be distributed by JBS N.V. if the dividends are distributed or deemed to be distributed to a related party, which (i) is resident in a low-tax or non-cooperative jurisdiction as specifically listed in an annually updated Dutch regulation, (ii) has a permanent establishment in any such jurisdiction to which the dividend is attributable, (iii) is neither resident in the Netherlands nor in a low-tax or non-cooperative jurisdiction, and is entitled to the dividend with the main purpose or one of the main purposes to avoid withholding tax of another person, (iv) is a hybrid entity, or (v) is not resident in any jurisdiction, within the meaning of the Dutch Withholding Tax Act 2021. The additional Dutch withholding tax rate will be equal to the highest Dutch corporate income tax rate at the time of the dividend payment, which is currently 25.8%. Subject to further conditions, the additional Dutch withholding tax on dividends may be reduced by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution.

Gift and Inheritance Taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of JBS N.V. Class A Common Shares or JBS N.V. BDRs by way of gift by, or upon the death of, a holder of JBS

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

N.V. Class A Common Shares or JBS N.V. BDRs who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of JBS N.V. Class A Common Shares or JBS N.V. BDRs becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of JBS N.V. Class A Common Shares or JBS N.V. BDRs made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of JBS N.V. Class A Common Shares or JBS N.V. BDRs, the performance by JBS N.V. of its obligations under such documents, or the transfer of JBS N.V. Class A Common Shares or JBS N.V. BDRs, except that Dutch real property transfer tax may be due upon an acquisition in connection with JBS N.V. Class A Common Shares or JBS N.V. BDRs of real property situated in the Netherlands, (an interest in) an asset that qualifies as real property situated in the Netherlands, or (an interest in) a right over real property situated in the Netherlands, for the purposes of Dutch real property transfer tax.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

EXPENSES OF THE PROPOSED TRANSACTION

The following table sets forth all expenses payable by us in connection with the Proposed Transaction. All the amounts shown are estimates except for the SEC registration fee and the NYSE listing fee.

Amount (in U.S. dollars)
SEC registration fee
NYSE listing fee
Financial, legal, accounting and advisory fees
Printing and mailing expenses
Miscellaneous fees and expenses

Total

DETERMINATION OF OFFERING PRICE

For information about the consideration to be paid to holders of JBS S.A. Common Shares pursuant to the Proposed Transaction, see “The Proposed Transaction.”

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

LEGAL MATTERS

We will receive an opinion from Loyens & Loeff N.V., Amsterdam, the Netherlands, with respect to the validity under Dutch law of the JBS N.V. Class A Common Shares to be issued in connection with the Proposed Transaction. We will receive an opinion from Machado Meyer Sendacz e Opice Advogados, São Paulo, Brazil, with respect to the validity under Brazilian law of the JBS N.V. BDRs to be issued in connection with the Proposed Transaction and with respect to certain Brazilian tax matters. We will receive an opinion from White & Case LLP, New York, with respect to certain U.S. federal income tax matters. We will receive an opinion from Ernst & Young Belastingadviseurs LLP, Amsterdam, the Netherlands, with respect to certain Dutch tax matters.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

EXPERTS

The consolidated financial statements of JBS S.A. as of and for the years ended December 31, 2021 and 2020, have been included herein in reliance upon the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Auditor Independence

In anticipation of the filing of the registration statement of which this prospectus is a part (this “Registration Statement”), we engaged KPMG Auditores Independentes Ltda. (“KPMG”) to perform audits of JBS S.A.’s consolidated financial statements for the audit periods presented in this Registration Statement (the “Audit Periods”) and we requested that KPMG affirm its independence relative to the rules and regulations of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC (the “SEC/PCAOB Independence Rules”).

KPMG identified a former KPMG partner (the “Former Partner”) serving in a financial reporting oversight role at JBS S.A. – as a member of JBS S.A.’s Audit Committee and its Related Parties Committee and as an alternate member of its Fiscal Council (Conselho Fiscal) (“Fiscal Council”) — who had a financial relationship with KPMG during a portion of the Audit Periods. KPMG and/or its affiliated member firms, had previously served as external auditor for subsidiaries of JBS S.A. – JBS USA Holding and Seara – under private company auditing standards. The Former Partner resigned from KPMG in 2018. In 2019, the Former Partner joined JBS S.A.’s Audit Committee and Related Parties Committee, joining JBS S.A.’s Fiscal Council as an alternate member in 2020.

KPMG has advised us that it retained an unremitted capital balance from the Former Partner as collateral against a contingent obligation of KPMG based on an outstanding legal matter involving certain KPMG partners, including the Former Partner, in a Brazilian court. None of JBS S.A. or any of its affiliates are involved in the underlying legal matter. KPMG has advised us that to date: (i) a final decision in the legal matter has not been made; (ii) on September 6, 2022, KPMG transferred the retained capital balance to an independent third party custodian and has instructed the custodian to release the funds only in accordance with the Brazilian court’s final decision in the underlying legal matter; and (iii) in the event that the amount due by KPMG exceeds the amount of the capital balance, the Former Partner, jointly with other KPMG partners, has agreed to indemnify KPMG for such additional amount.

Applicable SEC/PCAOB Independence Rules provide that an accountant is not independent if, at any point during the audit and professional engagement period, the accountant has an employment relationship with an audit client, such as if a former partner of an accounting firm who has a capital balance in the accounting firm is in an accounting role or financial reporting oversight role at an audit client. JBS S.A. and KPMG have considered various factors in the context of the applicability of the SEC/PCAOB Independence Rules and KPMG’s ability to exercise objective and impartial judgment. KPMG has further advised us that in all relevant periods the Former Partner did not have direct involvement or interaction with KPMG in the context of KPMG’s prior work on audits of JBS USA Holding and Seara and did not participate in discussions relating to audit results, audit fees or auditor hiring processes or approvals in relation to such audits. The Former Partner will also recuse himself from any decision-making related to KPMG’s appointment and execution as auditor of the JBS Group in relation to KPMG’s audits of financial statements until such time that KPMG has completed the audit of the financial statements included in this Registration Statement. Moreover, we and KPMG have considered the Former Partner’s indemnification of KPMG. None of JBS S.A. or any affiliate or person in a financial reporting oversight role (including the Former Partner) is a party to the underlying litigation. As such, there is no adversarial relationship between KPMG and JBS S.A. There is also no adversarial relationship between KPMG and the Former Partner as these parties have previously agreed on the treatment of any claims resulting from the underlying litigation (i.e., via the retention of the capital balance and the indemnification arrangement).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Accordingly, each of KPMG and JBS S.A. has determined that there are no factors or conflicts, including the Former Partner’s relationship with KPMG, that would render KPMG incapable of exercising objective and impartial judgment on issues encompassed within KPMG’s engagement as the independent auditor of the JBS Group for the Audit Periods under SEC/PCAOB Independence Rules.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

ENFORCEABILITY OF CIVIL LIABILITIES

The Netherlands

The issuer was incorporated on October 9, 2019 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Violet Holdings B.V.” On February 3, 2020, its name was changed to “Swift Foods B.V.” and, on November 17, 2022, its name was changed to “JBS B.V.” Prior to the Closing Date, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “JBS N.V.” As of December 31, 2022, the issuer was a wholly-owned subsidiary of JBS S.A. and had no revenues or business operations or material assets, liabilities or contingencies. JBS S.A. intends to transfer the issuer to J&F prior to the first step of the Restructuring described in this prospectus.

Some of JBS N.V.’s directors, executive officers and experts named herein are not residents of the United States. In addition, a substantial portion of our assets and some of the assets of our directors and executive officers are located outside the United States. Certain disputes between, among others, our (former) directors and us must be exclusively submitted to Dutch courts. As a result, investors in our common shares may have difficulty enforcing their rights.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process; (2) does not contravene public policy of the Netherlands; (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law; and (5) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands.

Under Dutch law, in the event that a third party is liable to JBS N.V., only JBS N.V. itself can bring civil action against that party. Shareholders of JBS N.V. do not have the right to bring an action on behalf of JBS N.V. Only in the event that the cause for the liability of a third party to JBS N.V. also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can act as a class representative and has standing to commence proceedings if certain criteria are met. All members of the class who are residents of The Netherlands and who did not opt out will in principle be bound to the outcome of the case. Unless otherwise ordered by a competent court, residents of other countries must in principle actively opt in in order to be able to benefit from the class action. If a settlement is reached, a Dutch court may declare the settlement agreement binding upon the relevant class, subject to an opt-out choice. An individual injured party may also itself institute a civil claim for damages. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in the Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a court of competent jurisdiction in the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Netherlands. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

Brazil

Machado, Meyer, Sendacz e Opice Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of Brazil would, respectively: (1) recognize or enforce judgments of United States courts obtained against JBS S.A., JBS N.V. or JBS S.A.’s or JBS N.V.’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (2) entertain original actions brought in Brazil against JBS S.A., JBS N.V. or JBS S.A.’s or JBS N.V.’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

A substantial portion of our assets are located in Brazil. In addition, as of December 31, 2022, a majority of the members of JBS S.A.’s and JBS N.V.’s board of directors and all of JBS N.V.’s officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon JBS N.V., JBS S.A. or these persons, or to enforce against JBS N.V. or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed JBS USA Food Company, located at 1770 Promontory Circle, Greeley, Colorado 80634, as JBS N.V.’s agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this Proposed Transaction.

A judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against JBS S.A., JBS N.V. or JBS S.A.’s or JBS N.V.’s directors or officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça) (“STJ”). That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement;

•	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015);

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•

is duly apostilled by a competent authority of the United States, according to The Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication (the “Hague Convention”). If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

•	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against JBS N.V., JBS S.A., or the members of either of their boards of directors or either of their executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to JBS N.V. Class A Common Shares or with respect to JBS S.A.’s Common Shares, payment shall be made in Brazilian reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to JBS N.V. Class A Common Shares would be expressed in Brazilian reais. See “Risk Factors—Risks Relating to the Proposed Transaction, the JBS N.V. Common Shares and the JBS N.V. BDRs—Judgments of Brazilian courts to enforce our obligations with respect to JBS N.V. Class A Common Shares or JBS N.V. BDRs may be payable only in Brazilian reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement that we have filed with the SEC on Form F-4 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. As soon as reasonably practicable after the completion of the Proposed Transaction, we plan to establish a website that will allow you to access such reports and other information free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information that will be contained in, or that will be accessed through, our website is not part of this prospectus.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of the Proposed Transaction, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information will be available without charge on the SEC’s website. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will be required to file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. In addition, we will be required to promptly disclose on Form 6-K any material information that we (1) make or are required to make public pursuant to the law of our domicile, incorporation or organization, (2) file or are required to file with a stock exchange on which our securities are traded and which was made public by that exchange or (3) distribute or are required to distribute to our security holders.

As of the date of this prospectus, JBS S.A. is subject to the informational requirements of the CVM and B3 and files reports and other information relating to its businesses, financial condition and other matters with the CVM and B3. You may read these reports, statements and other information about JBS S.A. at the public reference facilities maintained by the CVM at http://www.gov.br/cvm and the website maintained by B3 at http://www.b3.com.br. The public filings of JBS S.A. with the SEC and the CVM are also available to the public free of charge through JBS S.A.’s website at https://ri.jbs.com.br/en/. The information included on or that can be accessed through the mentioned websites is not included in this prospectus or the registration statement and is not incorporated into this prospectus or the registration statement by reference.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful and does not constitute an offer of securities to the public in the European Union within the meaning of Article 3(1) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, (the “Prospectus Regulation”). This prospectus is not a prospectus or an offer document within the meaning of the Prospectus Regulation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

JBS S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of JBS S.A. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2021 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of income tax expense

As discussed in Notes 2.6 and 10 to the consolidated financial statements, the Company reported R$ 6,661,799 thousand of income tax expense for the year ended December 31, 2021. The Company is domiciled in Brazil and conducts business globally and, consequently is subject to income taxes in Brazil and foreign income taxes in many of the jurisdictions in which it operates. Income tax expense is an estimate based on the Company’s understanding of current enacted tax laws and tax rates and their application to the Company’s business.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

We identified the evaluation of the income tax expense as a critical audit matter. Evaluating the application of the current tax regulations in various foreign jurisdictions to the Company’s business, including the Company´s assessment of the effects of significant transactions and corporate restructurings and changes to tax regulations on the income tax expense, required complex auditor judgment and the use of tax professionals with specialized skills.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s income tax process. This included controls over the identification of changes to tax laws in the jurisdictions in which the Company operates and the Company´s evaluation of the tax consequences in various tax jurisdictions of certain significant transactions and corporate restructurings. We involved income tax professionals with specialized skills and knowledge in various tax jurisdictions, who assisted in evaluating the Company’s interpretation and application of tax regulations, including the associated income tax consequences of changes in those regulations. They also assisted in assessing certain significant transactions and corporate restructurings, including reviewing the underlying documentation and evaluating the impact on the Company’s income tax calculations.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2022.

São Paulo, Brazil

November 23, 2022

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statement of financial position

In thousands of Brazilian Reais - R$

	Note	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4	23,239,150	19,679,743
Margin cash	4	1,245,354	—
Trade accounts receivable	5	19,877,408	14,001,211
Inventories	6	26,542,009	17,586,744
Biological assets	7	7,420,848	5,115,720
Recoverable taxes	8	3,204,923	2,849,898
Derivative assets		468,292	228,840
Other current assets		1,927,978	1,075,143

TOTAL CURRENT ASSETS		83,925,962	60,537,299

NON-CURRENT ASSETS
Recoverable taxes	8	7,890,699	8,546,495
Biological assets	7	2,245,019	1,778,565
Related party receivables	9	417,702	382,019
Deferred income taxes	10	1,730,122	1,590,194
Derivative assets		246,703	41,769
Other non-current assets		1,186,038	1,094,113

		13,716,283	13,433,155

Investments in equity-accounted investees		243,190	171,096
Property, plant and equipment	11	56,916,306	47,173,505
Right of use assets	12	7,958,911	5,784,709
Intangible assets	13	11,783,916	7,816,434
Goodwill	14	32,564,548	28,885,608

TOTAL NON-CURRENT ASSETS		123,183,154	103,264,507

TOTAL ASSETS		207,109,116	163,801,806

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statement of financial position

In thousands of Brazilian Reais - R$

	Note	December 31, 2021	December 31, 2020
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	30,217,201	22,197,441
Supply chain finance	15	2,687,974	2,101,001
Loans and financing	16	11,914,284	4,562,101
Income taxes	17	988,897	206,433
Other taxes payable	17	744,094	676,620
Payroll and social charges	18	6,963,119	5,677,401
Lease liabilities	12	1,625,889	1,293,073
Dividends payable	19	156	1,093,230
Provisions for legal proceedings	20	1,338,422	1,091,832
Derivative liabilities		773,279	287,536
Other current liabilities		2,558,923	1,648,563

TOTAL CURRENT LIABILITIES		59,812,238	40,835,231

NON-CURRENT LIABILITIES
Loans and financings	16	80,603,870	61,344,604
Income and other taxes payable	17	569,596	840,175
Payroll and social charges	18	2,930,082	4,115,068
Lease liabilities	13	6,718,391	4,811,416
Deferred income taxes	10	6,573,946	6,186,715
Provisions for legal proceedings	20	1,329,419	1,413,438
Derivative liabilities		—	9,207
Other non-current liabilities		774,854	701,763

TOTAL NON-CURRENT LIABILITIES		99,500,158	79,422,386

EQUITY	21
Share capital - common shares		23,576,206	23,576,206
Capital reserve		(385,856)	(434,913)
Other reserves		43,957	49,430
Profit reserves		10,447,755	6,862,731
Accumulated other comprehensive income		10,437,230	10,065,868

Attributable to company shareholders		44,119,292	40,119,322
Attributable to non-controlling interest		3,677,428	3,424,867

TOTAL EQUITY		47,796,720	43,544,189

TOTAL LIABILITIES AND EQUITY		207,109,116	163,801,806

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statements of income

For the years ended December 31, 2021 and 2020

In thousands of Brazilian Reais - R$

	Note	2021	2020
NET REVENUE	22	350,695,561	270,204,212
Cost of sales	27	(284,510,576)	(224,985,889)

GROSS PROFIT		66,184,985	45,218,323

General and administrative expenses	27	(15,205,901)	(10,792,292)
Selling expenses	27	(19,167,311)	(14,481,462)
Other expenses		(177,160)	(333,580)
Other income		542,979	838,627

NET OPERATING EXPENSES		(34,007,393)	(24,768,707)

OPERATING PROFIT		32,177,592	20,449,616
Finance income	23	2,304,091	3,557,443
Finance expense	23	(7,382,742)	(15,796,346)

Net finance expense		(5,078,651)	(12,238,903)

Share of profit of equity-accounted investees, net of tax		92,511	53,479

PROFIT BEFORE TAXES		27,191,452	8,264,192

Current income taxes	10	(7,573,118)	(2,387,038)
Deferred income taxes	10	911,319	(1,222,205)

TOTAL INCOME TAXES		(6,661,799)	(3,609,243)

NET INCOME		20,529,653	4,654,949

ATTRIBUTABLE TO:
Company shareholders		20,486,561	4,598,311
Non-controlling interest		43,092	56,638

		20,529,653	4,654,949

Basic and diluted earnings per share - common shares (R$)	24	8.26	1.73

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statements of comprehensive income

For the years ended December 31, 2021 and 2020

In thousands of Brazilian Reais - R$

	Note	2021	2020
Net income	26	20,529,653	4,654,949
Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain on foreign currency translation adjustments		1,485,994	9,832,630
Loss on net investment in foreign operations	21 e.1	(1,288,075)	(445,003)
Gain on cash flow hedge	28	212,909	—
Deferred income tax on cash flow hedge		(72,389)	—
Valuation adjustments to equity in subsidiaries		69,569	67,076
Items that will not be reclassified to statement of income:
Gains (losses) associated with pension and other postretirement benefit obligations		231,690	(160,231)
Income tax on gains (losses) associated with pension and other postretirement benefit obligations		(40,805)	29,174
Total other comprehensive income		598,893	9,323,646

Comprehensive income		21,128,546	13,978,595

Total comprehensive income attributable to:
Company shareholders		20,857,923	13,038,862
Non-controlling interests		270,623	939,733

		21,128,546	13,978,595

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statements of changes in equity

For the years ended December 31, 2021 and 2020

In thousands of Brazilian Reais - R$

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	VAE	FCTA	Retained earnings	Total	Non-controlling interest	Total equity
BALANCE ON JANUARY 1, 2020		23,576,206	211,879	(490,533)	44,947	54,374	(605,722)	774,049	4,446,449	—	7,188	1,618,129	—	29,636,966	2,845,083	32,482,049

Net income		—	—	—	—	—	—	—	—	—	—	—	4,598,311	4,598,311	56,638	4,654,949
Loss on net investment in foreign operations (4)		—	—	—	—	—	—	—	—	—	—	(445,003)	—	(445,003)	—	(445,003)
Foreign currency translation adjustments (2)		—	—	—	—	—	—	—	—	—	—	8,922,011	—	8,922,011	910,619	9,832,630
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	67,076			67,076	—	67,076
Gains (losses) associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	(103,533)	—	—	(103,533)	(27,524)	(131,057)

Total comprehensive income (expense)		—	—	—	—	—	—	—	—	—	(36,457)	8,477,008	4,598,311	13,038,862	939,733	13,978,595
Purchase of treasury shares	21 d1	—	—	—	—	—	(1,272,751)	—	40	—	—	—	—	(1,272,711)	—	(1,272,711)
Cancellation of treasury shares	21 d1	—	—	—	—	—	1,565,036	—	(1,565,036)	—	—	—	—	—	—	—
Share-based compensation	21 b2	—	—	(1,820)	(3,181)	—	—	—	—	—	—	—	—	(5,001)	(249)	(5,250)
Treasury shares used in stock option plan	21 d1	—	—	—	(9,504)	—	9,872	—	(368)	—	—	—	—	—	—	—
Realization of other reserves		—	—	—	—	(4,944)	—	—	—	—	—	—	4,944	—	—	—
Legal reserve	21 d2	—	—	—	—	—	—	229,916	—	—	—	—	(229,916)	—	—	—
Investments statutory reserve	21 d3	—	—	—	—	—	—	—	1,862,209	—	—	—	(1,862,209)	—	—	—
Declared dividends	16.2	—	—	—	—	—	—	—	—	—	—	—	(1,092,099)	(1,092,099)	—	(1,092,099)
Additional dividends to be distributed		—	—	—	—	—	—	—	—	1,419,037	—	—	(1,419,037)	—	—	—

F-8

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	VAE	FCTA	Retained earnings	Total	Non-controlling interest	Total equity
Dividends reversal		—	—	—	—	—	—	—	—	—	—	—	6	6	—	6
Purchase of Pilgrim’s Pride Corporation treasury shares repurchase		—	—	(185,426)	—	—	—	—	—	—	—	—	—	(185,426)	(361,464)	(546,890)
Pilgrim’s Pride Corporation dissolution of non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	4,727	4,727
Scott’ Technology dividend to non-controlling interest		—	—	—	—	—	—	—	—	—	—	—	—	—	(3,491)	(3,491)
Increase in JBS Embalagens Metálicas’ participation		—	—	(1,275)	—	—	—	—	—	—	—	—	—	(1,275)	—	(1,275)
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	528	528

BALANCE ON DECEMBER 31, 2020		23,576,206	211,879	(679,054)	32,262	49,430	(303,565)	1,003,965	4,743,294	1,419,037	(29,269)	10,095,137	—	40,119,322	3,424,867	43,544,189

Net income		—	—	—	—	—	—	—	—	—	—	—	20,486,561	20,486,561	43,092	20,529,653
Foreign currency translation adjustments (2)		—	—	—	—	—	—	—	—	—	—	1,295,522	—	1,295,522	190,472	1,485,994
Loss on net investment in foreign operations (4)		—	—	—	—	—	—	—	—	—	—	(1,288,075)	—	(1,288,075)	—	(1,288,075)
Gain on cash flow hedge (5)	38 b3.1	—	—	—	—	—	—	—	—	—	140,520	—	—	140,520	—	140,520
Valuation adjustments to equity in subsidiaries (3)		—	—	—	—	—	—	—	—	—	69,568	—	—	69,568	1	69,569
Gains (losses) associated with pension and other postretirement benefit obligations, net of tax		—	—	—	—	—	—	—	—	—	153,827	—	—	153,827	37,058	190,885

Total comprehensive income		—	—	—	—	—	—	—	—	—	363,915	7,447	20,486,561	20,857,923	270,623	21,128,546
Purchase of treasury shares	21 d1	—	—	—	—	—	(10,604,975)	—	—	—	—	—	—	(10,604,975)	—	(10,604,975)
Sale of treasury shares	21 d1	—	—	—	—	—	3,980	—	(3,980)	—	—	—	—	—	—	—
Cancellation of treasury shares	21 d1	—	—	—	—	—	7,862,199	—	(7,862,199)	—	—	—	—	—	—	—
Share-based compensation	25	—	—	50,855	—	—	—	—	—	—	—	—	—	50,855	12,571	63,426

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

			Capital reserves				Profit reserves				Other comprehensive income
	Note	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Treasury shares	Legal	Investments statutory	Additional dividends	VAE	FCTA	Retained earnings	Total	Non-controlling interest	Total equity
Treasury shares used in stock option plan	21 d1	—	—	—	(1,798)	—	4,523	—	(2,725)	—	—	—	—	—	—	—
Realization of other reserves		—	—	—	—	(5,473)	—	—	—	—	—	—	5,473	—	—	—
Legal reserve	21 d2	—	—	—	—	—	—	1,024,328	—	—	—	—	(1,024,328)	—	—	—
Investments statutory	21 d3	—	—	—	—	—	—	—	14,582,910	—	—	—	(14,582,910)	—	—	—
Additional dividends to be distributed		—	—	—	—	—	—	—	—	(1,419,037)	—	—	—	(1,419,037)	—	(1,419,037)
Dividends distributed	19	—	—	—	—	—	—	—	—	—	—	—	(4,884,805)	(4,884,805)	(29,431)	(4,914,236)
Dividends reversal	16.2	—	—	—	—	—	—	—	—	—	—	—	9	9	—	9
Others		—	—	—	—	—	—	—	—	—	—	—	—	—	(1,202)	(1,202)

BALANCE ON DECEMBER 31, 2021		23,576,206	211,879	(628,199)	30,464	43,957	(3,037,838)	2,028,293	11,457,300	—	334,646	10,102,584	—	44,119,292	3,677,428	47,796,720

(1)	Refers to reflex changes in the equity arising from PPC’s share repurchase and share-based compensation from subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(3)	Valuation Adjustments to Equity (VAE) arising from derivative financial instruments and defined benefit plans in the indirect subsidiary JBS USA.
(4)

Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and JBS Investments II, which will be converted into capital in JBS Investments II. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

(5)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statements of cash flows

For the years ended December 31, 2021 and 2020

In thousands of Brazilian Reais - R$

	Notes	2021	2020
Cash flows from operating activities
Net income		20,529,653	4,654,949
Adjustments for:
Depreciation and amortization	7, 11, 12 and 13	9,027,770	7,837,405
Expected credit losses	5	65,460	33,173
Share of profit of equity-accounted investees		(92,511)	(53,479)
Gain on sales of assets		(26,750)	(41,606)
Tax expense	10	6,661,799	3,609,243
Net finance expense	23	5,078,651	12,238,903
Share-based compensation	25	63,426	(5,250)
Provisions for legal proceedings	20	250,183	340,453
Impairment of property, plant and equipment		—	19,870
Net realizable value inventory adjustments	6	58,855	25,434
DOJ (Department of Justice) and antitrust agreements	20	4,254,697	1,283,142
Gain on bargain purchase		—	15,538
Fair value adjustment of biological assets	7	174,616	158,003
Extemporaneous tax credit		(101,073)	(421,014)

		45,944,776	29,694,764
Changes in assets and liabilities:
Trade accounts receivable		(4,272,233)	778,491
Inventories		(7,885,888)	(764,905)
Recoverable taxes		(24,783)	(143,645)
Other current and non-current assets		(1,171,626)	(30,542)
Biological assets		(3,899,421)	(2,767,811)
Trade accounts payable and supply chain finance		6,550,102	3,342,405
Taxes paid in installments		(345,775)	(545,946)
Other current and non-current liabilities		537,874	767,511
DOJ and Antitrust agreements payment		(4,149,067)	—
Income taxes paid		(6,086,477)	(3,328,749)

Changes in operating assets and liabilities		(20,747,294)	(2,693,191)

Cash provided by operating activities		25,197,482	27,001,573

Interest paid		(3,944,154)	(3,504,686)
Interest received		226,981	284,923

Net cash flows provided by operating activities		21,480,309	23,781,810

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Consolidated statements of cash flows

For the years ended December 31, 2021 and 2020

In thousands of Brazilian Reais - R$

	Notes	2021	2020
Cash flows from investing activities
Purchases of property, plant and equipment	11	(9,623,572)	(5,986,801)
Purchases of intangible assets	13	(53,155)	(48,034)
Proceeds from sale of property, plant and equipment	11	234,665	364,316
Additional investments in equity-accounted investees		(6,165)	—
Acquisitions, net of cash acquired	3	(9,337,447)	(2,185,482)
Dividends received		31,000	30,000
Related party transactions		—	(8,064)
Other		(103,691)	931

Cash used in investing activities		(18,858,365)	(7,833,134)

Cash flows from financing activities
Proceeds from loans and financing	16.2	53,781,509	11,030,414
Payments of loans and financing	16.2	(34,108,712)	(15,051,175)
Derivative instruments received/settled		182,461	(161,806)
Margin cash		(730,185)	—
Dividends paid		(7,395,932)	(1,441,177)
Dividends paid to non-controlling interest		(29,431)	(3,491)
Purchase of PPC treasury shares		—	(546,890)
Purchase of treasury shares	21 d1	(10,604,975)	(1,272,711)
Payments of leasing contracts	12	(1,940,995)	(1,574,941)
Others		1,756	(347)

Cash used in financing activities		(844,504)	(9,022,124)

Effect of exchange rate changes on cash and cash equivalents		1,781,967	2,719,224

Net change in cash and cash equivalents		3,559,407	9,645,776
Cash and cash equivalents beginning of period		19,679,743	10,033,967

Cash and cash equivalents at the end of period		23,239,150	19,679,743

Non-cash transactions:
Non-cash additions to right of use assets and lease liabilities	12.2	3,437,056	1,810,490
Treasury shares used in stock option plan	21 b2	1,798	9,504
Dividends reversal	19	9	6
Reclassification of trademarks from other assets to intangible assets		(8,720)	—
Capitalized interest	11	(199,812)	(130,043)
Cancellation of treasury shares	21 d1	(7,862,199)	(1,565,036)
Declared dividends not paid		—	(1,092,099)

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

1 Background Information

1.1	Reporting entity

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. The consolidated financial statements comprise the Company and its subsidiaries (collectively, the ‘Group’) for the year ended December 31, 2021 and were authorized by the Board of Directors on November 23, 2022. The Company has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Company operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Company has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Ozo, Friboy, Maturatta and Swift, in order of total net revenue.

These financial statements include the Company’s operations in Brazil as well as the activities of its subsidiaries. Below is a summary of the Company’s main operating activities by entity and geographic location, as well as the ownership percentage of interest in the main subsidiaries as of December 31, 2021 and 2020:

Main activities Company:

Entities	Activities	Operating Units	Country
JBS S.A. (JBS, Company)	- Beef processing: slaughtering, refrigerating, industrializing and production of canned beef by-products.	78	Brazil
	- Leather production, processing, and commercialization.
	- Production and commercialization of steel cans, plastic resin, soap base for production, soap bar, biodiesel, glycerin, olein, oily acid, collagen and wrapper derived from cattle tripe; industrial waste management; purchase and sale of soybeans, tallow, palm oil, caustic soda, stearin; transportation services; dog biscuits; electric power production, cogeneration, and commercialization.
	- Distribution centers and harbors.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Main activities in Brazil

Entities	Activities	Operating Units	Country	Participation	December 31, 2021	December 31, 2020

Seara Alimentos Ltda. (Seara Alimentos)	- Chicken and pork processing: raising, slaughtering, and processing of broiler chickens and hogs; production and commercialization of beef and food products; and production of pet food and concentrates.	266	Brazil	Indirect	100%	100%
	- Distribution centers, transportation services and harbors.
	- Direct sales to customers of beef and by-products in stores named “Mercado da Carne”.
Meat Snacks Partners do Brasil Ltda (Meat Snacks)	- Beef Jerky production.	2		Indirect	50%	50%
JBS Confinamento Ltda. (JBS Confinamento)	- Cattle fattening services.	11		Direct	100%	100%
Brazservice Wet Leather S.A (Brazservice)	- Wet blue leather production, processing, and commercialization.	1		Direct	100%	100%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Main activities outside of Brazil

Entities	Activities	Operating Units	Country	Participation	December 31, 2021	December 31, 2020
JBS USA Holding Lux, S.à.r.l. (JBS USA)	- Beef processing: slaughtering, refrigerating, industrializing and production of by-products. - Cattle fattening services; - Transportation services.	270	Australia, Canada, Luxembourg, Mexico, New Zealand, Netherlands, United Kingdom and United States of America.	Indirect	100%	100%
	- Pork processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.
	- Chicken processing: raising, slaughtering, and processing of broiler chickens, production and commercialization of by-products derived and prepared meal from processing operations.
	- Fish processing: raising, slaughtering, industrializing and commercialization of by-products derived from processing operations.
	- Plant based processing: industrializing and commercialization of by-products derived from processing operations.

JBS Global (UK) Ltd. (JBS Global UK)	- Trading fresh and processed beef, pork, lamb, chicken, and fish products for the European market.	1	United Kingdom	Indirect	100%	100%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Entities	Activities	Operating Units	Country	Participation	December 31, 2021	December 31, 2020

JBS Toledo NV (Toledo)	- Trading operations for the European market; cooked frozen meat commercialization and canned products; logistics operations; warehousing.	1	Belgium	Direct	100%	100%

Rigamonti Salumificio SpA (Rigamonti)	- Production and commercialization of bresaola and pork products: ham, cooked ham, mortadella, among others.	4	Italy	Indirect	100%	100%

Conceria Priante (Priante)	- Semi-finished and finished leather production.	1	Italy	Direct	100%	100%

JBS Leather International (Leather International)	- Wet blue, semi-finished and finished leather production.	11	Argentina, Germany, China, Uruguay, and Vietnam.	Direct	100%	100%

Seara Holding Europe B.V. (Seara Holding)	- Animal protein products trading; - Food products industrialization and commercialization.	11	China, Netherlands, Saudi Arabia, South Africa, United Arab Emirates, United Kingdom, Japan, and Singapore	Indirect	100%	100%

1.2	Main events occurred during the year

1.2.1	Cancellation of shares held in treasury and a new share buyback program (Note 21 - Equity items a and d)

During the year ended December 31, 2021, the Company canceled the total amount of 249,507,076 common shares held in treasury, approved by the Board of Directors. As result of the cancellation, the capital stock on December 31, 2021 comprised of 2,373,866,570 common shares of R$23,576,206. In addition, a new Share

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Buyback Program was approved which the Company may acquire up to 10% of its outstanding shares, in compliance with the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Instruction 567. The share buyback program is valid for 18 months, starting on November 10, 2021.

1.2.2	Plea bargain agreement, Leniency agreement

In May 2017 certain executives and former executives of J&F Investimentos S.A. (“J&F”), the parent company of a group of companies that belong to the “J&F Group,” took over certain obligations in the Plea Bargain Agreement with the District Attorney General’s Office, and in 2017, J&F entered into a Leniency Agreement (“Agreement”) with the Federal Public Prosecutor’s Office (“MPF”). The Group entered into the Agreement on September 6, 2017.

In the Agreement, J&F, on behalf of itself and its subsidiaries, committed to reimburse the Brazilian government R$10.3 billion over a 25 years period and to cooperate voluntarily with the Government and carrying out internal investigations. J&F conducted an internal investigation in accordance with the terms of the Leniency Agreement, and engaged outside advisors to assist in the investigation. The Company engaged external legal counsel to: (i) conduct an independent investigation in connection with matters disclosed in the Leniency Agreement and the Plea Bargain Agreements; and (ii) communicate with relevant US authorities, including the Department of Justice, regarding the factual findings of that investigation.

On June 7, 2021, the Company was notified by its shareholder J&F that the independent internal investigation had been concluded. The report and the independent internal investigation conclusions were presented to the MPF and no new facts or illicit actions were raised from those already presented in the Agreement annexes.

2 Basis of preparation

These consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board (IASB).

The presentation of the Group´s financial condition and results of operations requires that certain judgments and estimates be made regarding the effects of matters that are inherently uncertain and that impact the carrying value of assets and liabilities. The judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. These judgments include revenue recognition, recognition of deferred tax assets, determining the fair value of biological assets, key assumptions used in the impairment test of intangible assets and goodwill, recognition and measurement of provisions and contingencies and fair value of consideration transferred, and fair value of the assets acquired and liabilities assumed. Actual results may differ from those estimated depending upon the variables, assumptions or conditions used by management.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

2.1	Functional and presentation currency

These consolidated financial statements are presented in Brazilian reais (R$), which is the Group’s presentation and functional currency. All financial information is presented in thousands of reais, except when indicated otherwise.

2.2	Foreign currencies

Transactions in foreign currencies other than the Group’s functional currency are initially measured in the respective functional currencies of each entity using the exchange rates effective at the dates of the transactions. Balance sheet accounts are translated by the exchange rate effective at the reporting date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing exchange rate at the reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, under the caption “Finance income” or “Finance expense”.

2.3	Translation of subsidiaries financial statements

The consolidated financial statements of foreign subsidiaries are prepared using each subsidiary’s respective functional currency. The results and financial position of all entities with a functional currency different from its immediate parent’s functional currency and the Group’s presentation currency (R$) are translated into the parent’s functional and Group’s presentation currency as follows:

i.	assets and liabilities are translated at the current rate at the date of each closing period;

ii.	income and expenses are translated at the average rate at the date of each closing period; and

iii.

all exchange rate translation differences are recognized in other comprehensive income (loss), and are presented in the statement of comprehensive income (loss) as foreign currency translation adjustments.

2.4	Basis of consolidation

The Company consolidates all majority-owned subsidiaries. The Company controls an entity when the Company is exposed to or has rights to variable returns resulting with its involvement with the entity and has the ability to affect those returns through its ownership over the entity. Subsidiaries are consolidated from the date that the control is obtained by to the Group. Consolidation is discontinued from the date that control ceases.

Investments in equity-accounted investees are recognized under the equity method. An associate is an entity over which the Company has significant influence but does not exercise effective control. Joint ventures are all entities over which the Company shares control with one or more parties.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with policies adopted by the Group. Intercompany transactions, balances, income and expenses transactions between group companies are eliminated in consolidation.

Non-controlling interests represent the portion of consolidated subsidiaries not owned by the Group and is presented in the consolidated financial statements as a part of shareholder’s equity. The net income (loss) attributable to non-controlling interests is presented in the statement of income.

When the Company acquires or disposes of non-controlling interest of an entity that it already controls, any gains or losses arising from the difference between the amount paid or received and the carrying amount of the non-controlling interest on a per share basis is recognized in shareholder’s equity under the caption “Capital transactions”.

2.5	New standards, amendments and interpretations

a.	New and amended standards and interpretations adopted by the Group

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments to IFRS for Interest Rate Benchmark Reform are effective for annual periods beginning on or after January 1, 2021. The Group has loans and borrowings that are currently indexed to LIBOR (Note 16 - Loans and financing).

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

In line with the LIBOR and other Interbank Offered Rates (IBORs) transition project, the Group has been following the evolution of this matter with its partner banks and been discussing how to replace the index in current contracts. The new contracts are negotiated at the Overnight Guaranteed Financing Rate (“SOFR”), and the current contracts remain indexed to LIBOR until the settlement date, without conversion impacts.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

b.	New and amended standards and interpretations not yet adopted by the Group

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments specify which costs an entity needs to include when assessing whether a contract is onerous. The costs directly related to the fulfillment of the contract must be considered in the cash flow assumptions (Ex: Cost of labor, materials and other expenses related to the operation of the contract).

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 to contracts existing at the date when the amendments are first applied. The Group has assessed its contracts and understands that this standard will not have impacts on its consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates. The amendments clarify about the distinction between changes in accounting estimates and changes accounting policies and correction of errors.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The Group is following the discussions and has so far not identified any significant impacts as a result of this change.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption (IRE) so that it no longer applies to transactions that, among other things, on initial recognition, give rise to equal taxable and deductible temporary differences. As a result, a deferred tax asset and a deferred tax liability should be recognized for temporary differences arising on initial recognition of a lease and decommissioning provision.

The amendments apply for annual reporting periods beginning on or after January 1, 2023 and may be applied early. The Group is following the discussions and has so far not identified any significant impacts as a result of this change.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

2.6	Significant accounting judgements and estimates

The following are the most significant accounting policies impacted by how Management forms its judgments about future events, including the variables and assumptions underlying estimates, and the sensitivity of those judgments to different variables and conditions:

a.	Accounting for business combinations and impairment of goodwill and intangible assets

Goodwill is initially measured as the excess of the consideration transferred and the fair value of any non-controlling interest in the acquiree (when applicable), and the fair value acquisition date of any previous equity interest in the acquisition over the fair value of the net assets acquired, as described in Note 14 - Goodwill. When the consideration is less than he fair value of the net assets acquired, the gain is recognized directly in the statement of income for the period as a gain from a bargain purchase.

Management uses judgment to identify tangible and intangible assets and liabilities, in valuing such assets and liabilities, and in determining their remaining useful lives. The valuation of these assets and liabilities is based on assumptions and criteria, which include in some cases, estimates of future cash flows discounted at the appropriate rates. The use of different assumptions for valuation purposes, including future cash flows or discount rates, may result in differences in the estimates of the value of assets acquired and liabilities assumed.

Assets and liabilities are initially recognized at the best estimate of fair value. Third party valuation firms are usually engaged to assist in valuing the acquired assets and liabilities. When third parties are involved in developing these estimates, Management evaluates the appropriateness of the significant inputs and assumptions used in the valuation estimates, which often involves an interactive process with the appraisers. The qualifications and reputation of the third party appraisers are also evaluated. The Group assess the reasonableness of the overall fair value measurements through comparison to other acquisitions.

The estimates of the fair value of assets and liabilities assumed may be adjusted during the measurement period (which shall not exceed one year from the acquisition date) or additional assets and liabilities are recognized to reflect new information relating to the facts and circumstances existing at the acquisition date which, if known, would have affected the amounts recognized on that date. These adjustments are infrequent and have historically not been material.

For impairment testing, assets grouped together into the group of assets which generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (CGUs), as described in Note 14 - Goodwill. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. CGUs are tested for impairment annually or whenever events and circumstances indicate that the recoverable amount of the CGU is less than its carrying amount. The recoverable amount is the higher of fair value less cost to sell or value in-use. The Group first estimates the value in-use of CGUs and if lower than the carrying amount, the Group will estimate the fair value less cost to sell. During the years ended December 31, 2021

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

and 2020, our estimates of the CGU groups’ value in-use exceeded their carrying amounts and therefore estimates of fair value less cost to sell were not determined. The Group estimates of value in-use contain uncertainties due to judgments used in assumptions, including revenue growth, costs and expenses, capital expenditures, working capital and discount rates as described in Note 14 - Goodwill. The assumptions are based on Management’s estimates as well as comparable data available for market and economic conditions which generate the cash flows.

b.	Biological assets

Management uses estimates and judgments in determining the fair value of biological assets that include market prices, average lifecycle growth, as well as the laying and reproduction profile. The fair value from assets already includes all losses related to the breeding process, as described in Note 7 – Biological assets.

c.	Deferred and current income taxes

The Group recognizes deferred tax assets on tax loss carry forwards and cumulative temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, as described in Note 10 – Income taxes. Income taxes are estimated based on regulations in the various jurisdictions where we conduct business. This requires that the Group estimates its actual current tax exposure and assesses temporary differences that result from the different treatment of certain items for tax and accounting purposes.

The carrying amount of a deferred tax asset is reviewed each quarter for recoverability and will only be recognized if it is probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax asset over goodwill amortization only will be recognized if there is goodwill tax amortization in the tax calculation.

The Group’s tax calculations relate to uncertainties due to judgment used to calculate tax liabilities in the application of complex and evolving tax regulations across the tax jurisdictions where it operates. Additionally, judgment is required to determine the appropriate tax treatment for certain significant transactions and restructurings in the Group. The Group analysis of unrecognized deferred tax assets contains uncertainties based on judgment used to apply the more likely than not recognition and measurement thresholds.

Changes in tax laws and rates might impact recorded deferred tax assets and liabilities in the future. Other than those potential impacts, management does not believe there is a reasonable likelihood there will be a material change in the tax related balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities or a change in the effective tax rate in a given financial statement period could be materially impacted. An unfavorable tax settlement would require an outflow of the Group´s cash and generally result in an increase in the effective tax rate in the period of resolution. A favorable tax settlement would generally be recognized as a reduction in the effective tax rate in the period of resolution.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

In compliance with the interpretation IFRIC 23, management analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Group. Regarding the known uncertain tax positions, management reviewed the corresponding legal opinions and jurisprudence and recognized an accrual for such matters. Periodically, the Group assesses the tax positions assumed in which there are uncertainties about the adopted tax treatment and, if needed and applicable, recognizes a provision.

d.	Provisions

The preparation of these consolidated financial statements requires Management to make estimates and assumptions regarding civil, labor and tax matters which affect the valuation of assets and liabilities at the reporting date, as well as the revenues and expenses during the reported period, as described in Note 19 – Provisions for legal proceedings. Due to the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant judgment from the Management and the outcome may differ when liabilities are realized.

The Group is subject to lawsuits, investigations and other claims related to employment, environmental, product, taxes and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes, as well as the amount of probable losses, for these matters.

Provisions are recognized when losses are considered probable and the amount can be reliably measured. No provision is recognized if the risk of loss is assessed to be reasonably possible but not probable. Reasonably possible losses are disclosed in the notes to these financial statements. If the risk of loss is assessed as remote, no provision or disclosure is necessary.

e.	Hedge accounting

The indirect subsidiary Seara Alimentos applies the cash flow hedge for the firm grains purchase commitments. The effective amount of the instrument’s gain or loss is recognized under the caption “Other comprehensive income”, as described in Note 28 – Risk management and financial instruments – b3. Hedge accounting of Seara Alimentos.

3 Business Combination

The Group applies the acquisition method to account for business combinations with entities which are not under common control. The consideration transferred is measured at fair value which is calculated by the sum of the assets transferred, the liabilities incurred to the former owners of the acquiree and the cash or equity interests issued by the group. The measurement period should not exceed a year from the acquisition date. Generally, all

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

identifiable assets acquired and liabilities and contingent liabilities that are present obligation assumed in a business combination are measured initially at their fair values as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. Acquisition costs are expensed as incurred and reflected within other expenses in the Company’s Consolidated Statement of Income.

Goodwill is initially measured as the excess of the sum of i) the consideration transferred; ii) the fair value of any non-controlling interest in the acquiree (when applicable); and iii) the fair value at the acquisition date of any previous equity interest in the acquisition, over the fair value of net assets acquired. When the consideration is less than the fair value of the net assets acquired, the gain is recognized directly in the statement of income of the period as “Gain on bargain purchase” and the acquisition-related expenses including transaction and integration costs are expensed as incurred.

Business combinations during the current and comparative periods are considered significant when the total of assets exceeds R$100,000.

Acquisitions	Acquiror	(%) of voting interests acquired	Background and rationale for acquisition	Goodwill deductible for tax	Date of acquisition	Acquisition price	Goodwill
Sunnyvalley Smoked Meats, Inc. (“Sunnyvalley”)	Plumrose USA, Inc.	100%	Operates in the United States and produces a variety of quality smoked bacon, ham and turkey products for sale to retail and wholesale customers. This acquisition expands the Company’s presence in the value-added and branded product categories.	No	12.01.21	527,732	101,722

Huon Aquaculture Group Ltd. (“Huon”)	JBS Aquaculture Pty Ltd.	100%	Operates in Australia and it’s the second largest salmon aquaculture company with vertically integrated operations situated in Tasmania’s pristine environment spanning across hatcheries, marine farming, harvesting, processing, marketing, sales and distribution. This acquisition expands the Company’s presence in Australia and enter into the salmon business.	No	11.17.21	1,658,353	—

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Acquisitions	Acquiror	(%) of voting interests acquired	Background and rationale for acquisition	Goodwill deductible for tax	Date of acquisition	Acquisition price	Goodwill

Pilgrim’s Food Masters (“PFM”)	Pilgrim’s Pride Corporation	100%	Operates in the United Kingdom. The transaction strengthens PPC’s branded portfolio of value-added products and expands presence in Europe.	No	09.24.21	5,097,446	1,862,265

Vivera Topholding B.V (“Vivera”)	Planterra Holdings B.V.	100%	Operates in the Netherlands and expands the Company’s presence in the value-added and branded product categories and strengthen global plant-based food platform.	No	06.17.21	2,059,327	708,155

Margarine and Mayonnaise	Seara Alimentos Ltda	100%	The Margarine and Mayonnaise businesses strengthens Seara’s position in the margarine and mayonnaise markets in Brazil by optimizing its distribution platform and is in line with the strategy of expanding the portfolio of products with higher added value and with brand.	Yes (1)	11.30.20	843,988	374,085

Empire Packing Company L.P. (“Empire”)	JBS USA Food Company	100%	Empire’s acquisition expands the presence in the case ready and branded product categories.	Partially	04.06.20	1,315,103	290,829

(1)

All goodwill generated in these business combinations in Brazil is eligible to be deducted for tax purposes, but it effectively becomes tax deductible only after a legal merger between the parent company and the acquired company occurs. Therefore, up until the merger is consummated, the goodwill is not deductible for tax purposes. The Company intends to take all necessary steps in order to cause the goodwill arising from these acquisitions to be tax deductible in the future.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The assets acquired and liabilities assumed in the business combinations were measured at fair value as presented below:

	Acquisitions
	2021				2020
FAIR VALUE	Sunnyvalley	Huon	PFM (2)	Vivera (3)	Margarine and Mayonnaise	Empire
Cash and cash equivalents	8,042	69,080	604	56,496	—	65,849
Trade accounts receivable	57,779	130,286	39,468	53,566	—	72,821
Inventories	35,629	101,138	322,396	59,356	175,761	28,300
Biological assets	—	1,033,574	—	—	—	—
Deferred income taxes assets	—	397,638	—	—	—	—
Property, plant and equipment	175,136	1,044,830	1,320,406	144,352	551,634	502,085
Right of use assets	—	696,647	78,261	26,632	—	2,220
Intangible assets	269,319	71,472	2,218,144	1,426,898	135,293	476,130
Other assets	1,561	60,266	11,017	26,954	—	1,784

ASSETS	547,466	3,604,931	3,990,296	1,794,254	862,688	1,149,189

Trade accounts payable	36,893	338,164	26,832	89,069	—	71,043
Loans and financing	—	667,135	—	—	—	—
Accrued income taxes, other taxes, payroll and social charges	—	—	—	—	33,617	—
Lease liabilities	—	622,623	101,494	26,637	—	2,220
Current and deferred income taxes	78,936	232,699	612,836	295,346	—	44,957
Other liabilities	5,627	85,957	13,953	32,030	—	6,695

LIABILITIES	121,456	1,946,578	755,115	443,082	33,617	124,915

Total identifiable net assets fair value	426,010	1,658,353	3,235,181	1,351,172	829,071	1,024,274
Goodwill	101,722	—	1,862,265	708,155	14,917	290,829

Purchase consideration transferred (1)	527,732	1,658,353	5,097,446	2,059,327	843,988	1,315,103

(1)	Purchase consideration transferred was settled with cash on hand, unless otherwise indicated below.
(2)	The acquisition price was paid with the funds raised from the Notes 3.50% PPC 2032, issued by PPC, together with other existing borrowings.
(3)	The acquisition price was paid with the funds raised from the Notes 3.75% JBS Lux 2031, issued by JBS USA.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	From the acquisition date through each year ended on December 31,		From the acquisition date through each year ended on December 31,
	2021		2020
Company	Net revenue	Net income (loss)	Net revenue	Net income (loss)
Sunnyvalley	68,333	3,496	n/a	n/a
Huon	207,477	(29,430)	n/a	n/a
PFM	1,584,007	12,549	n/a	n/a
Vivera	278,988	(35,122)	n/a	n/a
Margarine and Mayonnaise	n/a	n/a	61,304	(8,765)
Empire	n/a	n/a	1,089,207	(112,573)

Pro forma information:

Net revenue and net income on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition are as follows:

	2021	2020
Pro forma net revenue	356,973,692	271,442,907
Pro forma net income (loss)	20,381,550	4,787,460

This pro-forma financial information does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

The non-material acquisitions for the years ended December 31, 2021 and 2020 are demonstrated below:

Business	Acquirer	Acquisition date	% of voting interests acquired	Acquisition price	Goodwill	Goodwill deductible for tax
Randall Parker	Pilgrim’s Pride Corporation	November/2021	100%	72,516	9,831	No
BMF	Seara Alimentos Ltda.	May/2021	48.8%	21,412	8,421	Yes
FAMPAT/Plan Pro	Pilgrim’s Pride Corporation	April/2020	100%	15,599	11,513	No

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

4 Cash and cash equivalents and Margin Cash

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an immaterial risk of changes in fair value to be cash equivalents. The carrying value of these assets approximates their fair values.

	December 31, 2021	December 31, 2020
Cash on hand and at banks	17,287,352	15,496,570
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	5,951,798	4,183,173

	23,239,150	19,679,743

(1)

CDBs are held at high quality financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Group to fund daily operations. The balance of restricted cash also include investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

	December 31, 2021	December 31, 2020
Margin cash (Restricted cash)	451,784	—
Investments in Treasury Bills	793,570	—

	1,245,354	—

5 Trade accounts receivable

Trade accounts receivable correspond to amounts owed by customers in the ordinary course of business. If the receivable is due within one year or less the account receivable is classified as a current asset, otherwise the receivable is classified as a non-current asset. Accounts receivables are presented at amortized cost less any

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

impairment. Accounts receivable denominated in currencies other than the entities’ functional currency are remeasured using the exchange rate in effect at the end of the reporting period. The age of accounts receivable along with the expected credit losses and present value adjustment are as follows:

	December 31, 2021	December 31, 2020
Current receivables
Domestic sales	10,925,146	8,730,955
Foreign sales	6,138,726	2,890,773

Subtotal	17,063,872	11,621,728 (*)

Overdue receivables:
From 1 to 30 days	2,109,894	2,069,211
From 31 to 60 days	391,861	144,492
From 61 to 90 days	140,951	48,390
Above 90 days	655,633	541,910
Expected credit losses	(459,378)	(413,856)
Present value adjustment (1)	(25,425)	(10,664)

Subtotal	2,813,536	2,379,483

Trade accounts receivable, net	19,877,408	14,001,211

(1)

The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on December 31, 2021 and 2020 were, mostly in Brazil, 0.91% and 0.82% respectively. Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

Within trade accounts receivable, the diversity of the portfolio significantly reduces overall credit risk. To further mitigate credit risk, parameters have been put in place when credit is provided to customers such as requiring minimum financial ratios, analyzing the operational health of customers, and reviewing references from credit monitoring entities.

The Group does not have any customer that represents more than 10% of its trade receivables or revenues.

Expected credit losses are estimated based on an analysis of the age of the receivable balances and the client’s current situation. An allowance is recorded for long standing and overdue receivables, considering the probability of loss based on historical experience. The Group writes-off accounts receivables when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected. The resulting bad debt

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

expense is recognized in the statement of income within “Selling Expenses”. Below are the changes in the allowance for expected credit losses:

Changes in expected credit losses:

	December 31, 2021	December 31, 2020
Initial balance	(413,856)	(345,473)
Additions	(65,460)	(33,173)
Write-offs	45,121	49,177
Exchange rate variation	(25,183)	(84,387)

Closing balance	(459,378)	(413,856)

6 Inventories

Inventories are stated at the lower of the average cost of acquisition or production and their net realizable value. In the case of finished products and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity, such as purchased raw materials, livestock purchase costs, livestock grow out costs (primarily feed, livestock grower pay and catch and haul costs), labor, manufacturing and production overheads. Biological assets are reclassified to work in progress inventory at the time of slaughter based on their carrying amounts, which is historical cost as described in accounting policies in Note 7 - Biological assets.

	December 31, 2021	December 31, 2020
Finished products	16,871,878	11,126,005
Work in process	2,042,101	1,138,863
Raw materials	3,502,493	2,239,584
Supplies	4,125,537	3,082,292

	26,542,009	17,586,744

The changes in the net realizable value inventory adjustments provision, which are recognized in the income statement under “Cost of sales”, are presented below:

	December 31, 2021	December 31, 2020
Initial balance	(182,409)	(137,436)

Additions	(234,876)	(163,591)
Write-offs	176,021	138,157
Exchange rate variation	(7,373)	(19,539)

Closing balance	(248,637)	(182,409)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

7 Biological assets

The Group’s live animals consist of chickens, cattle, hogs and fish and are segregated into consumables and bearer assets. The animals classified as consumables are those intended for slaughtering to produce in-natural meat or processed and by-products. Until they reach the appropriate weight for slaughtering, they are classified as immature. The slaughtering and production processes occur in a very short period of time and, as a consequence, only live animals transferred to slaughter are classified as mature. The animals designated as bearer assets (breeder chickens, hogs, fish), are those which are intended to produce other biological assets. Until they reach the age of reproduction they are classified as immature and when they are able to start the reproductive cycle are classified as mature.

Biological assets (live animals) are measured at their fair value, using the cost approach technique to live animals. In determining the fair value of live animals, all losses inherent to the breeding process are already considered. For assets kept for production the cost is amortized over time, considering the reduction already recognized during its life cycle.

Forests are eucalyptus plantations used for sanitary barriers and when they reach maturity, the wood from felled trees is used in the production process. The Group measures forests using discounted cash flows since there is no active market to obtain enough market participant comparisons to apply the market approach.

The measurement of the fair value of biological assets falls within Level 3 of the measurement hierarchy at fair value accordingly to IFRS 13 due to complex market prices, mathematical models, and subjective assumptions used in the discounted cash flow models. These are assets with unobservable inputs such as weight, price of feed inputs, storage costs, medicines, discount rate, wood age, among others. Fair value for live animals might change due to increase or decrease in feed costs, storage costs and outgrowers costs; for forests, the fair value might change due to increase or decrease in discount rate, price of wood or age.

Chicken and eggs:

Current (consumable) - are broiler chickens that will be slaughtered upon maturity. Broiler chickens remain in development for a period of 30 to 48 days to produce fresh meat and/or commercialized products.

Non-current (bearer assets) - are breeder chickens that are set aside for breeding and have an estimated useful life of 68 weeks (476 days). The animals in this category are segregated between mature, when they are in the breeding stage and immature when they are under development. The costs associated to breeder chickens are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce eggs (mature). Amortization of the mature hen is included under the caption “Cost of sales” in the statement of income.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Cattle:

Current (consumable) - are owned cattle in feedlots and grass-fed cattle which remains under development for 90 to 120 days.

Non-current (bearer assets) - are breeder bulls that are set aside for breeding and have an estimated useful life of 5 years (1,825 days). The costs associated to breeder bulls are accumulated up to the production stage (immature) and amortized over their productive lives based on an estimate of their capacity to produce new assets (cattle). Amortization of mature bulls is included under the caption “Cost of sales” in the statement of income.

Hogs:

Current (consumable) - are hogs that will be slaughtered upon maturity. Hogs remain in development for a period of 170 to 175 days to produce fresh meat and/or industrialized products.

Non-current (bearer assets) - are hogs that are set aside for breeding which have an estimated useful life of 27 months (810 days). The costs associated with breeder hogs are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets (hogs). Amortization of breeder hogs is included under the caption “Cost of sales” in the statement of income.

Fish and eggs:

Current (consumable) - Refers to live finfish weighing more than approximately 1kg that are destined for slaughter after the maturation period. Finfish at this stage are measured at fair value less cost to sell.

Non-current (developing stage) - Refers to eggs, juveniles, smolt and live finfish below approximately 1kg. The estimated time period for eggs to develop to fish being placed at sea is approximately 24 months. These biological assets are measured at cost.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Non-current (bearer assets) - Refers to breed stock that are set aside for breeding which have an estimated useful life of 36 months (1,095 days). The costs associated with breed stock fish are accumulated up to the production stage and amortized over their productive lives based on an estimate of their capacity to produce new assets. Amortization of breed stock fish is included under the caption “Cost of goods sold” in the statement of income.

Current biological assets (consumable):	December 31, 2021		December 31, 2020
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Chicken and eggs	3,313,591	562,314	2,590,938	550,430
Cattle	308,891	57	324,347	72
Hogs	2,827,733	5,961	2,200,435	7,391
Fish biomass kg	970,633	25,407	—	—

Total current	7,420,848		5,115,720

Non-current biological assets (bearer assets and developing stage):	December 31, 2021		December 31, 2020
	Amount	Quantity (thousands)	Amount	Quantity (thousands)
Mature chickens (breeding stage)	774,549	23,716	694,300	22,482
Immature chickens (in development) and eggs	895,171	19,322	687,019	17,709
Cattle	6,842	—	4,838	—
Hogs	465,667	561	381,688	521
Mature fish biomass (kg)	9,866	101	—	—
Immature fish biomass (kg)	82,117	433	—	—
Eucalyptus Forests (*)	10,807	2,232	10,720	2,187

Total non-current	2,245,019		1,778,565

Total of biological assets:	9,665,867		6,894,285

(*)	Expressed in hectares.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Changes in biological assets:	Current		Non-current
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Initial balance	5,115,720	3,906,004	1,778,565	1,382,559

Acquired in business combination (1)	952,738	—	80,836	—
Increase by reproduction (born) and cost to reach maturity	54,243,224	38,600,959	3,198,452	2,407,343
Reduction for slaughter ,sale or consumption	(56,177,174)	(40,029,277)	(285,443)	(237,973)
Purchases	2,287,634	1,398,551	865,509	866,676
Decrease by death	(180,346)	(192,359)	(52,435)	(46,109)
Fair value adjustments	(175,014)	(158,955)	398	952
Reclassification from non-current to current	1,138,400	900,139	(1,138,400)	(900,139)
Exchange rate variation	215,666	690,658	98,307	309,748
Changes in fair value (including amortization of breeders)	—	—	(2,300,770)	(2,004,492)

Closing balance	7,420,848	5,115,720	2,245,019	1,778,565

(1)	Refers to Huon acquisition, in the fourth quarter 2021, as described in the Note 3 - Business Combination.

8 Recoverable taxes

Recoverable taxes as of December 31, 2021 and 2020 was comprised of the following:

	December 31, 2021	December 31, 2020
Value-added tax on sales and services – ICMS/ IVA / VAT / GST	4,370,426	3,524,264
Social contribution on billings - PIS and COFINS	2,507,232	2,906,283
Withholding income tax - IRRF/IRPJ	3,963,352	4,507,261
Excise tax - IPI	165,950	299,751
Reintegra	47,069	48,061
Other	41,593	110,773

	11,095,622	11,396,393

Current	3,204,923	2,849,898
Non-current	7,890,699	8,546,495

	11,095,622	11,396,393

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Value-added tax on sales and services (ICMS/ IVA / VAT / GST): Refers to excess credits derived from purchases of raw materials, packaging and other materials over tax charges due on domestic sales, since exports are exempt. Since these credits do not expire, the Company expects to recover the total amount of the tax credit, including Brazilian ICMS credits from other states (based on the difference between the statutory rate of tax and the effective rate for ICMS collection in the state of origin) either through offsetting tax charges on domestic sales or through purchases of fixed assets, packaging, electricity, and other vendors.

Social contribution on billings - PIS and COFINS: Refers value added taxes (non-cumulative PIS and COFINS credits) arising from purchases of raw materials, packaging and other materials used in products sold in markets outside of Brazil. Such credits do not expire and can be offset against other federal taxes, such as income taxes, or used to settle, administrative or judicial proceedings. The Company started to offset the PIS and COFINS credits generated, starting in August 2018 with social security debts.

Withholding income tax - IRRF/IRPJ: Refers mainly to income tax paid from foreign subsidiaries, Brazilian withholding income tax levied on short-term investments and income tax and social contribution prepayments paid by estimate. As of December 31, 2021 the amount of R$2,883,290 (R$3,392,827 as of December 31, 2020) relates to advances of income taxes in foreign jurisdictions, which do not expire.

Excise tax – IPI: Refers to value added taxes incurred upon the production of goods in Brazil. The rates may differ according to the type of product, volume or selling price. These credits do not expire and can be used to pay other federal taxes or reimbursed in cash.

Reintegration of the Special Tax Values - Reintegra: Refers to tax incentives for exports which can be fully or partially reimbursed in cash. Tax credit amounts are calculated by multiplying the statutory rate by gross revenue from the export of certain commercial products. These credits do not expire and can be offset against other federal taxes, such as income taxes, or reimbursed in cash.

9 Related party transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for any period, between related parties are presented below. Cost recharges include borrowing costs, interest and management fees, when applicable. Information on the Group’s structure is provided in Note 1.1 - Reporting entity.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Related party receivables

	December 31, 2021	December 31, 2020
J&F Oklahoma Holdings Inc (1)	417,702	371,901
JBS Ontario	—	10,118

	417,702	382,019

(1)

In December 2019, the Company assumed receivables previously held by its indirect subsidiary Moyer Distribution with J&F Oklahoma arising from a credit line granted due to cattle purchase operations in the USA.

Other financial transactions in the Group

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary from the parent company J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at market value through a permanent transfer to Banco Original S.A. of all of the associated risks and benefits of such trade accounts receivables. As of December 31, 2021, the unpaid balance of transferred receivables was R$1,834,625 (R$1,498,079 as of December 31, 2020). As of December 31, 2021, the Company incurred in a loss from the sale of the receivables of R$192,117 (R$114,667 as of December 31, 2020), recognized as financial expenses.

As of December 31, 2021, the Company held investments with Banco Original, of R$1,913,998 (R$1,836,669 as of December 31, 2020), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the year ended December 31, 2021, the Company earned interest from these investments of R$5,844 (R$4,209 at December 31, 2020), recognized as financial income.

The Group is the sponsor of Institute Germinare, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the years ended December 31, 2021 and 2020, the Company made donations of R$101,233 and R$23,073, respectively, recognized as general and administrative expenses.

JBJ Agropecuária Ltda., or JBJ, a related party, supplies cattle to JBS S.A.’s slaughterhouses. Transactions with JBJ are recurrent and conducted in the normal course of JBS S.A.’s business, in accordance with its needs and JBJ’s capacity to deliver cattle. JBJ shared transportation services from the Group.

The value of the transactions varies in accordance with the number of animals processed and pursuant to market conditions. As of December 31, 2021, the total amounts of accounts receivable and accounts payable were R$2,063 (R$1,455 as of December 31, 2020) and R$2,562 (R$13,851 as of December 31, 2020), respectively. As

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

of December 31, 2021, the total net revenue to JBJ was R$16,629 (R$13,120 as of December 31, 2020) and the total amount of purchases made by JBJ from the Group was R$944,872 (R$517,908 as of December 31, 2020).

We have a livestock purchase agreement for future delivery with certain suppliers, including JBJ. As of December 31, 2021, the balance of this transaction was R$167,700 (R$100,559 as of December 31, 2020).

Flora Produtos de Higiene e Limpeza S.A., or Flora, is controlled by J&F. Flora purchases products (beef tallow, palm oil, babassu oil and cans) from JBS S.A. and manufactures soaps.

As of December 31, 2021, the total amounts from accounts receivable and accounts payable were R$34,460 (R$26,723 as of December 31, 2020) and R$699 (nil as of December 31, 2020), respectively. As of December 31, 2020, the total net revenue to Flora was R$268,756 (R$226,483 as of December 31, 2020) and the total amount of purchases made by Flora was R$704 (R$371 as of December 31, 2020).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the years ended December 31, 2021 and 2020.

Remuneration of key management

The Company’s key management is comprised of its executive officers. The aggregate amount of compensation received by the Company’s key management during the years ended December 31, 2021 and 2020 was:

	2021	2020
Salaries and wages	33,450	28,654
Variable cash compensation	56,891	44,500
Share-based payments	57,344	14,313

	147,685	87,467

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officers are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

10 Income taxes

Current taxes

Current tax comprises expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The current income tax charge is calculated using enacted or substantively enacted tax rates at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in which applicable tax regulation is subject to interpretation and recognizes an accrual, if needed, for probable payments of income tax.

Deferred taxes

Deferred income tax is recognized using the asset and liability method, for temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be utilized. Such reductions are reversed when the probability of future taxable profits improves.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right to offset current tax assets against liabilities and when they are related to income taxes levied by the same taxation authority on the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Foreign subsidiaries’ income before taxes, except for the foreign exchange, is taxed in Brazil at the statutory nominal rate of 34%. Income tax paid by a foreign subsidiary can be deducted up to the amount of tax payable in Brazil in relation to the foreign income.

	December 31, 2021	December 31, 2020
Deferred income taxes assets	1,730,122	1,590,194
Deferred income taxes liabilities	(6,573,946)	(6,186,715)

	(4,843,824)	(4,596,521)

Realization of deferred income tax and social contribution

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is imprecise and is linked to several factors that are not under the control of the Group.

In estimating the realization of deferred tax assets, constituted on tax losses and negative basis of social contribution, the Group considers its adjusted budget and strategic plan, based on estimates of the main tax additions and exclusions. Based on this estimate, the Group believes that it is probable that these deferred tax credits will be realized, as shown below:

December 31, 2021
2022	449.673
2023	456.644
2024	386.117
2025	452.504
2026	554.751
2027	631.289
Maturities thereafter	2.699.416

5.630.394

a.	Deferred income tax and social contribution

a1.	Unrecognized tax benefit

The Company’s unrecognized tax benefits as of December 31, 2021 were R$2,458,975 (R$1,892,331 at December 31, 2020), respectively. These net operating losses were generated primarily in Brazil and do not expire under Brazilian tax regulations.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

a2.	Composition of deferred tax income and social contribution

	Balance at 1 January 2021	Income statement	Exchange variation	Other adjustments (1)	Balance at 31 December 2021
Tax losses and negative basis of social contribution	1,876,040	506,219	25,730	—	2,407,989
Expected credit losses on trade accounts receivable	111,303	15,533	(27)	—	126,809
Provisions for contingencies	502,988	41,144	—	—	544,132
Present value adjustment - Trade accounts receivable	29,515	16,049	—	—	45,564
Tax credits	51,017	18,385	5,497	94	74,993
Biological assets	59,820	(19,858)	3,650	—	43,612
Labor accident accruals	209,228	(7,811)	17,358	—	218,775
Pension plan	175,058	(15,673)	13,639	(52,054)	120,970
Trade accounts payable accrual	943,048	228,129	75,805	—	1,246,982
Share-based payments	1,314	(1,314)	—	—	—
Non-deductible interest	2,502	30,637	(250)	—	32,889
Right of use assets	40,579	(8,008)	1,252	—	33,823
Other temporary differences - assets	510,584	18,911	9,508	—	539,003
Goodwill amortization	(3,622,479)	(290,557)	(24,818)	—	(3,937,854)
Present value adjustment - Trade accounts payable	1,580	(35,148)	—	—	(33,568)
Business combinations	(1,682,069)	135,542	(163,789)	(854,980)	(2,565,296)
Customer return accruals	(169,824)	(1,295)	(15,359)	—	(186,478)
Inventory valuation	(504,563)	667,737	(31,581)	—	131,593
Hedge operations	1,450	(78,494)	1,222	(74,864)	(150,686)
Realization of other reserves	(607,537)	15,333	—	—	(592,204)
Accelerated depreciation and amortization	(2,169,080)	(427,422)	(152,283)	—	(2,748,785)
Other temporary differences - liabilities	(356,995)	103,280	57,598	30	(196,087)

Deferred taxes, net	(4,596,521)	911,319	(176,848)	(981,774)	(4,843,824)

(1)

Changes in deferred tax balance sheet accounts that do not directly impact profit & loss accounts. These changes refer mainly to deferred taxes on cash flow hedge operations and actuarial expenses recognized in equity, carried out by the subsidiary Seara Alimentos and impacts related to the acquisitions of the meat and meals businesses of Huon in Australia, PFM Consumer Foods in the United Kingdom and Ireland, and of Vivera in Europe.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

	Balance at 1 January 2020	Income statement	Exchange variation	Other adjustments (1)	Balance at 31 December 2020
Tax losses and negative basis of social contribution	1,851,565	(70,126)	89,269	5,332	1,876,040
Expected credit losses	92,771	17,676	856	—	111,303
Provisions	451,491	51,497	—	—	502,988
Present value adjustment - Trade accounts receivable	11,255	18,260	—	—	29,515
Tax credits	47,893	(11,159)	14,283	—	51,017
Biological assets	43,333	3,935	12,552	—	59,820
Labor accidents accruals	153,142	9,874	46,212	—	209,228
Pension plan	109,666	3,627	33,499	28,266	175,058
Trade accounts payable accrual	392,804	461,826	88,418	—	943,048
Share-based payment	6,708	(5,394)	—	—	1,314
Non-deductible interests	508,645	(603,830)	97,687	—	2,502
Right of use asset	39,988	(9,130)	9,721	—	40,579
Other temporary differences - assets	422,856	56,656	31,072	—	510,584
Goodwill amortization	(2,867,011)	(475,333)	(98,784)	(181,351)	(3,622,479)
Present value adjustment - Trade accounts payable	(13,292)	14,872	—	—	1,580
Business combination	(1,141,235)	199,498	(738,901)	(1,431)	(1,682,069)
Customer returns accruals	(127,541)	(5,360)	(36,923)	—	(169,824)
Inventory valuation	(241,102)	(211,390)	(52,071)	—	(504,563)
Hedge operations	6,545	(8,999)	(236)	4,140	1,450
Realization of other reserves	(605,696)	(1,841)	—	—	(607,537)
Accelerated Depreciation and Amortization	(1,514,227)	(575,177)	(79,676)	—	(2,169,080)
Other temporary differences - liabilities	(216,028)	(82,187)	(57,307)	(1,473)	(356,995)

Deferred taxes, net	(2,587,470)	(1,222,205)	(640,329)	(146,517)	(4,596,521)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

b.	Reconciliation of income tax and social contribution expense:

	2021	2020
Profit before income taxes (PBT)	27,191,452	8,264,192
Nominal rate	(34)%	(34)%
Expected tax expense	(9,245,094)	(2,809,825)
Adjustments to reconcile taxable income:
Equity method income	31,453	18,183
Non-taxable tax benefits (1)	889,157	580,248
Difference of tax rates on taxable income from foreign subsidiaries	2,739,338	1,554,834
Transfer pricing adjustments	(32,281)	(16,799)
Profits taxed by-foreign jurisdictions (2)	(1,314,679)	(1,119,237)
Deferred income tax not recognized	(854,598)	(2,187,509)
Non-taxable interest - Foreign subsidiaries	598,432	543,475
Administrative fines and penalties	—	(199,944)
“Fazer o Bem Faz Bem” program and JBS Fund For The Amazon	(13,702)	(91,292)
SELIC interest on tax credits (3)	288,349	—
Other permanent differences	251,826	118,623

Current and deferred expense tax benefit	(6,661,799)	(3,609,243)

Current income tax	(7,573,118)	(2,387,038)
Deferred income tax	911,319	(1,222,205)

	(6,661,799)	(3,609,243)

Effective income tax rate	(24.50)%	(43.67)%

(1)

Government grants by State governments are mainly presumed and/or granted ICMS (Value-added tax on sales and services) credits which are granted as an encouragement to implement or expand economic enterprises. In other jurisdictions, the Company recognizes government grants for energy and training expenses. Conditions to allow for the recognition of government grants and deductibility of related expenses were met in the year ended December 31, 2021. This is recognized under the caption “Sales deductions - Sales taxes” in the consolidated income statements.

(3)	Recognition of the income tax exemption on interest income on tax credits, due to a ruling of the STF (Federal Court of Justice), on September 23, 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

11 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the purchase of the items and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Group and they can be measured reliably. The carrying amount of the replaced items or parts are derecognized. All other repairs and maintenance costs are charged to the statement of income in the period in which they are incurred.

Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Assets are depreciated to their residual values. Land and construction in progress is not depreciated.

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Company compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

The assets’ residual values and useful lives are reviewed and adjusted, if needed, at the end of each reporting period and the effect of any change in estimates is accounted for prospectively.

At each reporting date, management assesses whether there is an indication that an asset may be impaired. In that case, the estimated recoverable amount will be measured to determine if the asset is impaired. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. When an asset’s or CGU’s carrying amount it is higher than its estimated recoverable amount, it is written down immediately to the recoverable amount. The recoverable amount is the higher amount of the estimate of the assets’ fair value less cost to sell and value in use. For the year ended December 31, 2021 and 2020 there were no indicative of impairment.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are recognized within the statement of income.

The Company’s construction in progress relates to investments for expansion, modernization and adaptation of plants for the purposes of increasing productivity and obtaining new certifications required by the market. When

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

these assets are completed and placed in service, they are transferred to property, plant and equipment and depreciation commences.

				Net amount
	Useful life	Cost	Accumulated depreciation	December 31, 2021	December 31, 2020
Buildings	10 to 50 years	28,951,224	(9,448,914)	19,502,310	17,141,017
Land	—	5,291,972	—	5,291,972	4,848,897
Machinery and equipment	3 to 25 years	43,489,949	(23,298,548)	20,191,401	16,747,022
Facilities	10 to 20 years	4,324,464	(1,606,606)	2,717,858	2,333,026
Computer equipment	2 to 15 years	1,908,197	(1,228,186)	680,011	519,600
Vehicles (land and air)	3 to 10 years	1,352,734	(637,563)	715,171	637,099
Construction in progress	—	6,805,741	—	6,805,741	4,116,712
Others	5 to 25 years	2,646,189	(1,634,347)	1,011,842	830,132

		94,770,470	(37,854,164)	56,916,306	47,173,505

Changes in property, plant and equipment

For the year ended December 31, 2021, the amount of capitalized interest added to construction in progress and included in additions was R$199,812 (R$130,043 on December 31, 2020). The capitalization rate used was 0.34% p.a., in Brazil and 3.88% p.a. in the United States (December 31, 2020 – 0.47% p.a., in Brazil and 4.78% p.a. in the United States)

	Balance at 1 January 2021	Acquired in business combinations (2)	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at 31 December 2021
Buildings	17,141,017	700,968	2,153,337	(73,547)	(1,103,573)	684,108	19,502,310
Land	4,848,897	153,197	158,114	(21,326)	—	153,090	5,291,972
Machinery and equipment	16,747,022	1,741,101	3,726,593	(55,991)	(2,733,783)	766,459	20,191,401
Facilities	2,333,026	—	529,759	(2,861)	(145,953)	3,887	2,717,858
Computer equipment	519,600	16,987	330,391	(1,377)	(219,352)	33,762	680,011
Vehicles (land and air)	637,099	1,414	246,377	(45,722)	(142,277)	18,280	715,171
Construction in progress	4,116,712	114,836	2,398,556	—	—	175,637	6,805,741
Other	830,132	10,844	280,257	(7,091)	(153,384)	51,084	1,011,842

	47,173,505	2,739,347	9,823,384	(207,915)	(4,498,322)	1,886,307	56,916,306

(1)	Additions for each category includes transfers from construction in progress during the period.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

(2)

Refers to the acquisitions during the year ended December 31, 2021 of Vivera and BMF (Bait Almakoolat Food Industries), in the second quarter, PFM, in the third quarter, and Huon, Sunnyvalley and Randall Park, in the fourth quarter, as described in Note 3 - Business combination.

	Balance at 1 January 2020	Acquired in business combinations (1)	Additions net of transfers	Disposals	Depreciation	Exchange rate variation	Balance at 31 December 2020
Buildings	14,122,917	415,187	1,264,956	(62,635)	(918,246)	2,318,838	17,141,017
Land	4,119,281	147,267	97,108	(75,864)	—	561,105	4,848,897
Machinery and equipment	13,281,113	460,554	3,105,627	(113,488)	(2,401,956)	2,415,172	16,747,022
Facilities	2,131,205	17,598	345,505	(21,964)	(144,153)	4,835	2,333,026
Computer equipment	360,956	5,377	238,942	(863)	(188,625)	103,813	519,600
Vehicles (land and air)	559,199	1,573	189,992	(42,317)	(132,455)	61,107	637,099
Construction in progress	2,909,243	—	710,456	—	—	497,013	4,116,712
Other	615,904	27,754	164,258	(5,579)	(130,426)	158,221	830,132

	38,099,818	1,075,310	6,116,844	(322,710)	(3,915,861)	6,120,104	47,173,505

(1)

Refers to FAMPAT/Plan Pro and Empire acquisitions during the second quarter of 2020 and the “Margarina” business during the fourth quarter of 2020. In addition, includes Marba’s price allocation conclusion, which was acquired in December/2019.

12 Leases

The Group recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost and subsequently, at cost less any accumulated depreciation and impairment and adjusted for certain remeasurement of lease liabilities.

The lease liability is initially measured at the present value of the lease payments that were not paid at the start date, discounted at the interest rate implicit in the lease agreement. When the implicit rate cannot be readily determined, the incremental borrowing rate is used as discount rate.

The Group when measuring and remeasuring its lease liabilities and the right of use, used the discounted cash flow technique without considering projected future inflation in the flows to be discounted. Such technique generates significant distortions in the information provided, given the current reality of long-term interest rates in the Brazilian economic environment.

The nature of the expenses related to these leases is recognized as cost of depreciation of right of use assets. Financial expenses on lease obligations are recognized and demonstrated as interest expense.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 7.86% as of December 31, 2021 and 2020.

12.1	Right of use asset

				Net amount
	Average lease term	Cost	Accumulated amortization	December 31, 2021	December 31, 2020
Growing facilities	1 to 11 years	4,738,743	(1,332,347)	3,406,396	2,545,166
Buildings	1 to 30 years	2,949,410	(786,528)	2,162,882	1,583,905
Vehicles (land, air and sea)	1 to 15 years	1,963,951	(868,685)	1,095,266	792,168
Machinery and equipment	1 to 10 years	1,764,702	(1,016,065)	748,637	644,569
Operating plants	1 to 11 years	155,958	(42,353)	113,605	110,010
Land	1 to 30 years	498,226	(133,199)	365,027	82,315
Computer equipment	1 to 5 years	82,692	(15,688)	67,004	26,457
Furniture and appliances	1 to 3 years	152	(58)	94	119

		12,153,834	(4,194,923)	7,958,911	5,784,709

Changes in the right of use asset:

	Balance at 1 January 2021	Acquired in business combinations (1)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at 31 December 2021
Growing facilities	2,545,166	—	1,812,926	(525,004)	(560,472)	133,780	3,406,396
Buildings	1,583,905	189,037	732,651	(60,637)	(320,361)	38,287	2,162,882
Vehicles (land, air and sea)	792,168	279,191	450,631	(43,451)	(423,693)	40,420	1,095,266
Machinery and equipment	644,569	49,931	322,242	(7,902)	(301,835)	41,632	748,637
Operating plants	110,010	4,760	22,907	(4,359)	(19,734)	21	113,605
Land	82,315	283,381	1,766	(85)	(9,780)	7,430	365,027
Computer equipment	26,457	—	53,281	(47)	(12,678)	(9)	67,004
Furniture and appliances	119	—	23	—	(49)	1	94

	5,784,709	806,300	3,396,427	(641,485)	(1,648,602)	261,562	7,958,911

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

(1)

Refers to the acquisitions during the year ended December 31, 2021, Vivera and BMF (Bait Almakoolat Food Industries), in the second quarter, PFM, in the third quarter, and Huon, Sunnyvalley and Randall Park, in the fourth quarter, as described in Note 3 - Business combination.

	Balance at 1 January 2020	Acquired in business combinations (1)	Additions	Terminated contracts	Amortization	Exchange rate variation	Balance at 31 December 2020
Growing facilities	1,896,334	—	731,508	—	(469,610)	386,934	2,545,166
Buildings	1,236,127	1,800	417,313	(93,734)	(285,930)	308,329	1,583,905
Machinery and equipment	587,265	—	208,296	(29,447)	(284,976)	163,431	644,569
Vehicles (land, air and sea)	668,777	420	333,539	(46,391)	(340,627)	176,450	792,168
Land	69,905	—	2,184	(726)	(9,180)	20,132	82,315
Operating plants	111,461	—	76,246	(67,308)	(18,219)	7,830	110,010
Computer equipment	3,590	—	29,584	(518)	(6,203)	4	26,457
Furniture and appliances	64	—	176	(66)	(55)	—	119

	4,573,523	2,220	1,798,846	(238,190)	(1,414,800)	1,063,110	5,784,709

(1)	Refers to Empire’s acquisition during the second quarter of 2020.

12.2	Lease liabilities

	December 31, 2021	December 31, 2020
Undiscounted lease payments	10,129,125	7,506,332
Present value adjustment	(1,784,845)	(1,401,843)

	8,344,280	6,104,489

Breakdown:
Current liabilities	1,625,889	1,293,073
Non-current liabilities	6,718,391	4,811,416

	8,344,280	6,104,489

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Changes in the lease liability:

	Balance at 1 January 2021	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2021
Lease liability	6,104,489	755,663	3,437,056	348,273	(1,940,995)	(647,455)	287,249	8,344,280

	Balance at 1 January 2020	Acquired in business combinations	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	December 31, 2020
Lease liability	4,715,444	2,219	1,810,490	311,110	(1,574,941)	(252,196)	1,092,363	6,104,489

The non-current portion of the lease liability schedule is as follows:

December 31, 2021
2023	1,382,957
2024	1,108,018
2025	883,991
2026	708,039
2027	569,629
Maturities after 2027	3,371,564

Total Future Minimum Lease Payments	8,024,198
Less: Imputed Interest =	(1,305,807)

Present Value of Lease Liabilities	6,718,391

13 Intangible assets

Intangible assets are carried at acquisition cost, net of accumulated amortization and impairment, if applicable. Intangible assets are recognized when it is expected that the assets will generate future economic benefits, taking into consideration the intangible assets’ economic and technological viability. Intangible assets are primarily comprised of trademarks, customer relationships, water and mineral rights, supplier contracts, software and others.

Intangible assets with finite useful lives are amortized over the period of effective use using the straight-line method or a method that reflects the economic benefits of the asset. Intangible assets that are subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

amount may not be recoverable. An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher amount of an asset’s fair value less costs to sell and its value in use.

The carrying value of indefinite-lived intangible assets, which refers to trademarks and water rights, are tested at least annually for impairment or more frequently if events or changes in circumstances indicate that the assets may be impaired. If impairment exists, a loss is recognized to write down the indefinite-lived assets to their recoverable amount.

Management understands that certain trademarks have indefinite lives due to verifiable history, the nature of the assets and expected use of the asset by the Group. These acquired trademarks have no legal, regulatory or contractual limits on their use, do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other forms of deterioration in value.

Intangible assets acquired in a business combination are recognized at fair value based on valuation methodologies and techniques that often involve the use of a third-party valuation firm’s expertise to calculate estimates of discounted cash flows. Intangible assets are composed as follows:

		Net amount
	Useful life	December 31, 2021	December 31, 2020
Trademarks	Indefinite	5,962,710	4,513,933
Trademarks	2 to 20 years	1,871,992	380,613
Software	2 to 15 years	92,689	72,550
Water rights	Indefinite	64,706	61,191
Customer relationships	3 to 20 years	3,602,262	2,597,087
Supplier contracts	10 to 17 years	183,974	186,732
Other	3 to 15 years	5,583	4,328

		11,783,916	7,816,434

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Changes in intangible assets:

	Balance at 1 January 2021	Acquired in business combination (1)	Additions	Disposals	Amortization	Exchange rate variation	Balance at 31 December 2021
Amortizing:
Trademarks	380,613	1,514,192	—	—	(103,717)	80,904	1,871,992
Software	72,550	33	42,088	(109)	(22,723)	850	92,689
Customer relationships	2,597,087	1,248,091	—	—	(431,041)	188,125	3,602,262
Supplier contracts	186,732	—	11,000	—	(19,700)	5,942	183,974
Others	4,328	4,044	—	—	(2,895)	106	5,583
Non-amortizing:
Trademarks	4,513,933	1,219,506	8,787	—	—	220,484	5,962,710
Water rights	61,191	—	—	—	—	3,515	64,706

	7,816,434	3,985,866	61,875	(109)	(580,076)	499,926	11,783,916

(1)

Refers to acquisitions during the year ended December 31, 2021, Vivera and BMF (Bait Almakoolat Food Industries), in the second quarter, PFM, in the third quarter, and Huon, Sunnyvalley and Randall Park, in the fourth quarter, as described in Note 3 - Business combination.

	Balance at 1 January 2020	Acquired in business combination (1)	Additions	Business combination adjustments	Disposals	Amortization	Exchange rate variation	Balance at 31 December 2020
Amortizing:
Trademark	291,219	50,544	7,223	—	—	(44,751)	76,378	380,613
Software	63,125	—	28,791	—	(931)	(22,506)	4,071	72,550
Customer relationships	2,017,589	435,386	—	6,097	—	(410,694)	548,709	2,597,087
Supplier contract	183,064	—	—	—	—	(18,248)	21,916	186,732
Others	8,598	—	896	—	—	(6,053)	887	4,328
Non-amortizing:
Trademarks	3,447,855	125,500	4,598	2,652	—	—	933,328	4,513,933
Water rights	41,504	—	6,526	—	—	—	13,161	61,191

	6,052,954	611,430	48,034	8,749	(931)	(502,252)	1,598,450	7,816,434

(1)

Refers to FAMPAT/Plan Pro and Empire acquisitions during the second quarter of 2020 and the “Margarina” business during the fourth quarter of 2020. In addition, includes Marba’s price allocation conclusion, which was acquired in December/2019.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

14 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Goodwill is an indefinite lived asset and is required to be tested for impairment annually or whenever there is evidence of a decline in fair value. Assets and liabilities are grouped into CGU’s (Cash generating units) for impairment testing purposes. Any impairment loss is recognized immediately in the statement of income and cannot be reversed.

Upon the sale of a business, the goodwill or corresponding portion of goodwill is included in the calculation of profit or loss on disposal.

Changes in goodwill:

	December 31, 2021	December 31, 2020
Initial balance	28,885,608	24,497,750

Acquired in business combinations (1)	2,692,220	480,098
Exchange rate variation	986,720	3,907,760

Closing balance	32,564,548	28,885,608

(1)

Refers to the acquisitions during the year ended December 31, 2021 of Vivera and BMF (Bait Almakoolat Food Industries), in the second quarter, PFM, in the third quarter, and Huon, Sunnyvalley and Randall Park, in the fourth quarter, as described in Note 3 - Business combination. As of December 31, 2020, refers to the acquisitions during the year ended December 31, 2020 of Margarinas and Empire.

Impairment test of goodwill

At December 31, 2021 and 2020, the Group tested the recoverability of goodwill of each CGU group using the concept of value in use through discounted cash flow models based on the balances at September 30, 2021 and 2020. The determination of the value in use involves using assumptions about cash flows, such as rates of revenue growth, costs and expenses, capital expenditures, working capital requirements and discount rates.

Management projects cash flows for a maximum period of 5 years for the CGU groups of Brazil Beef and USA Pork, to better reflect the long cycle of each group when it refers to the useful life of the animals used in production. The terminal value was assigned based on an expected growth rate of perpetuity for the CGU groups.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The weighted average rate of the cost of capital (WACC), used as the discount rate, was estimated on a post-tax basis based on the historical industry performance for to each CGU group and external sources of information regarding market risks.

For the purposes of impairment testing CGUs have been aggregated into the following groups representing the lowest level within the Group at which the goodwill is monitored for internal management purposes and that have significant amounts of goodwill allocated to them:

CGU Groups	December 31, 2021	December 31, 2020
Brazil Beef	9,069,926	9,069,926
Seara (*)	3,709,233	3,699,242
Moy Park	4,612,311	4,341,869
USA Pork	3,875,847	3,609,285
Australia Meat	1,664,540	1,630,007
Australia Smallgoods	1,840,449	1,802,725
Vivera (1)	740,499	—
PFM (1)	1,892,839	—
Others CGUs without significant goodwill	5,158,904	4,732,554

Total	32,564,548	28,885,608

(1)	Vivera and PFM CGU groups were not tested for impairment in the year ended December 31, 2021, since their acquisitions occurred during the year.

For the years ended December 31, 2021 and 2020 there were no indicators of impairment of goodwill within any CGU group.

i.	Brazil Beef

The key assumptions used in the estimation of the value in-use are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from external and internal sources.

	2021	2020
Discount rate (pretax)	12.0%	11.8%
Terminal value growth rate	4.2%	4.3%
Estimated growth rate (average for the next 5 years)	6.4%	6.9%

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Estimated growth rate was projected considering past experiences and forecasts as follows:

•

Revenue of this CGU group includes sales from beef operations in Brazil. Revenue growth was projected considering the availability of livestock, total slaughtering capacity and utilization of production facilities, and price increases/decreases based on estimates of inflation for the domestic market and exchange rate variation for exports.

•

Operating costs and expenses were projected considering the historical performance of the CGU group and price trends of primary raw materials, especially cattle. In addition, it was considered efficiency improvements related to the integration of acquisitions.

•	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2021 and 2020, estimated value in use exceeded the carrying amount of the CGU group.

ii.	Seara

The key assumptions used in the estimation of the value in-use are set out below:

	2021	2020
Discount rate (pretax)	13.2%	13.5%
Terminal value growth rate	3.1%	3.3%
Estimated growth rate (average for the next 5 years)	13.4%	14.0%

Estimated growth rate was projected considering past experiences and forecasts as follows:

•

Revenue includes sales from pork, chicken and other products in Brazil. Revenue growth was projected considering the availability of livestock, total slaughtering capacity and utilization of production facilities, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•

Operating costs and expenses were projected considering the historical performance of the CGU group and price trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

•	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

For the years ended December 31, 2021 and 2020, estimated value in use exceeded the carrying amount of the CGU group.

iii.	Moy Park

The key assumptions used in the estimation of the value in-use are set out below:

	2021	2020
Discount rate (pretax)	9.2%	8.7%
Terminal value growth rate	2.0%	1.5%
Estimated growth rate (average for the next 5 years)	9.5%	2.1%

Estimated growth rate was projected considering past experiences and forecasts as follows:

•

Revenue of this CGU group includes sales from chicken operations in UK and Europe, which consists of Moy Park’s operations. Revenue growth was projected considering the availability of livestock, total slaughtering capacity and utilization of production facilities, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•

Operating costs and expenses were projected considering the historical performance of the CGU group and price trends of primary raw materials. In addition, it was considered efficiency improvements related to the integration of acquisitions.

•	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2021 and 2020, estimated value in-use exceeded the carrying amount of the CGU group.

iv.	USA Pork

The key assumptions used in the estimation of the value in-use are set out below:

	2021	2020
Discount rate (pretax)	12.1%	13.5%
Terminal value growth rate	0.5%	0.5%
Estimated growth rate (average for the next 5 years)	(1.8)%	(2.4)%

Estimated growth rate was projected considering past experiences and forecasts as follows:

•

Revenue of this CGU group includes sales from pork operations in the U.S. Revenue growth was projected considering the availability of livestock, total slaughtering capacity and utilization of production facilities,

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•	Operating costs and expenses were projected considering the historical performance of the CGU group and price trends of primary raw materials.

•	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2021 and 2020, estimated value in use exceeded the carrying amount of the CGU group.

v.	Australia Meat

The key assumptions used in the estimation of the value in-use are set out below:

	2021	2020
Discount rate (pretax)	9.4%	9.7%
Terminal value growth rate	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	1.9%	1.9%

Estimated growth rate was projected considering past experiences and forecasts as follows:

•

Revenue of this CGU group includes sales from beef operations in Australia. Revenue growth was projected considering the availability of livestock, total slaughtering capacity and utilization of production facilities, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•

Operating costs and expenses were projected considering the historical performance of the CGU group and price trends of primary raw materials. In addition, we considered efficiency improvements related to the integration of the acquisition.

•	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2021 and 2020, estimated value in use exceeded the carrying amount of the CGU group.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

vi.	Australia Smallgoods

The key assumptions used in the estimation of the value in-use are set out below.

	2021	2020
Discount rate (pretax)	9.4%	9.6%
Terminal value growth rate	2.0%	2.0%
Estimated growth rate (average for the next 5 years)	9.0%	8.8%

Estimated growth rate was projected considering past experiences and forecasts as follows:

•

Revenue of this CGU group includes sales from the Smallgoods operations in Australia, consisting of Primo’s operations. Revenue growth was projected considering the availability of livestock, total slaughtering capacity and utilization of production facilities, and price increases/decreases based on estimated inflation for the domestic market and exchange rate variation for exports.

•

Operating costs and expenses were projected considering the historical performance of the CGU group and price trends of primary raw materials, primarily hogs. In addition, we considered efficiency improvements related to the integration of the acquisition.

•	Capital expenditures were estimated assuming the maintenance of existing infrastructure in order for operations to continue in perpetuity.

For the years ended December 31, 2021 and 2020, estimated value in use exceeded the carrying amount of the CGU group.

15 Trade accounts payable

Trade accounts payable are amounts owed to suppliers in the ordinary course of business. If amounts are due in one year or less, they are classified as current liabilities, otherwise they are classified as non-current liabilities. Accounts payable are recognized initially at their fair value and are subsequently measured at amortized cost

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

using the effective interest method. Accounts payable by major type of supplier is as follows at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Domestic:
Commodities	8,835,488	7,071,936
Materials and services	19,536,239	13,416,872
Finished products	171,439	136,588
Present value adjustment	(73,919)	(15,243)

	28,469,247	20,610,153

Foreign:
Commodities	630,511	451,346
Materials and services	1,103,529	1,126,677
Finished products	13,914	9,265

	1,747,954	1,587,288

	30,217,201	22,197,441

Supply chain finance (1)	2,687,974	2,101,001

Total	32,905,175	24,298,442

(1)

The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. On December 31, 2021 the average discount rates of supply chain finance transactions disbursed by our suppliers to financial institutions were 0.64% p.m. (0.42% p.m. at December 31, 2020). Operationally and commercially, there are no identifiable changes to the conditions applied in the negotiations with suppliers such as price or flexibility on payment terms. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

In its normal course of business and in order to guarantee cattle supply, the Company enters into purchase agreements for livestock with certain suppliers, including the related party JBJ Agropecuária, ensuring a fixed price when purchasing cattle, with no cash outflows until the commitments are settled. On December 31, 2021 the Company had commitments to purchase livestock cattle of R$237,051 (R$128,127 at December 31, 2020), of which R$100,559 were with JBJ Agropecuária.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

16 Loans and financings

Loans and financing are initially recognized at fair value upon receipt of the proceeds, net of transaction costs, and subsequently measured at amortized cost. Below is a schedule showing the Groups loans and financing instruments by foreign and local currency. Local currency indicates loans denominated in the functional currency of the borrower. All borrowings denominated in currencies other than the presentation currency (Brazilian Reais) are translated to presentation currency each reporting period. Current amounts include accrued but unpaid interest at period-end. Premiums, discounts and transaction costs are amortized to finance expense using the effective interest method.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

	Average annual interest rate	Currency	Indexer	Payment terms / non-current debt	Current		Non-current
Type					December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Foreign currency
ACC—Advances on exchange contracts	3.07%	USD	—	2023 - 25	5,736,093	703,870	1,124,259	—
Prepayment	2.70%	USD	Libor	2023 - 24	818,234	767,607	1,909,535	2,236,916
Credit note – export	2.68%	USD	—	2022	427,540	—	—	—
FINIMP – Import Financing	3.49%	USD and EUR	Libor and Euribor	2023 - 25	401,071	150,456	44,890	167,587
White Stripe credit facility	3.33%	USD and CAD	—	2022	18,332	3,955	—	—
Working capital—Dollar	3.59%	USD	Libor	2030	1,853	1,971	17,513	17,721
Scott credit facilities	4.97%	USD	—	2023	—	1,803	7,651	6,454

					7,403,123	1,629,662	3,103,848	2,428,678

Local currency
FINAME (1)	5.25%	BRL	TJLP	2023 - 25	5,930	8,513	6,960	12,799
FINEP (2)	9.00%	BRL	—	2025	4,634	18,138	11,784	16,345
Notes 5.75% JBS Lux 2025	5.75%	USD	—	2025	—	11,329	—	5,442,125
Notes 5.75% PPC 2025	5.75%	USD	—	2025	—	85,491	—	5,179,666
Notes 7.0% JBS Lux 2026	7.00%	USD	—	2026	—	162,174	—	5,162,836
Notes 5.88% PPC 2027	5.88%	USD	—	2027	67,345	63,436	4,689,557	4,358,389
Notes 5.75% JBS Lux 2028	5.75%	USD	—	2028	108,295	99,884	4,154,385	3,868,766
Notes 6.75% JBS Lux 2028	6.75%	USD	—	2028	124,306	116,635	4,984,921	4,644,120
Notes 6.50% JBS Lux 2029	6.50%	USD	—	2029	101,565	95,895	7,815,714	7,290,513
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	172,650	161,768	6,915,881	6,444,043
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	7,556	—	2,766,014	—
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	12,093	—	5,455,469	—
Notes 2.50% JBS Finance 2027	2.50%	USD	—	2027	15,114	—	5,471,002	—
Notes 3.63% JBS Finance 2032	3.63%	USD	—	2032	112,385	—	5,485,833	—
Notes 4.25% PPC 2031	4.25%	USD	—	2031	47,434	—	5,483,528	—
Notes 3.50% PPC 2032	3.50%	USD	—	2032	56,157	—	4,973,945	—
Term loan JBS Lux 2026	1.33%	USD	Libor	2026	123,502	115,414	10,153,296	9,535,082
PPC term loan	1.33%	USD	Libor	2026	144,753	132,448	2,666,419	2,188,746
Working capital—Brazilian Reais	7.73%	BRL	TJLP	2023	552	587	137,760	136,168
Working capital—Euros	0.58%	EUR	Euribor	2023	43,668	67,058	3,569	5,407
Credit note—export	10.17%	BRL	CDI	2023 - 24	2,076,285	784,154	823,772	1,812,616
CDC—Direct credit to consumers	6.70%	BRL	—	2023 - 24	109,329	76,063	38,196	60,983
Rural—Credit note	10.71%	BRL	CDI	2022	60,959	40,178	—	59,739
Rural—Credit note—Prefixed	5.50%	BRL	—	2022	582,549	788,286	—	—
CRA—Agribusiness Credit Receivable Certificates	6.10%	BRL	CDI and IPCA	2023 - 36	455,721	34,214	5,029,891	2,354,875
Scott credit facilities	4.95%	USD, EUR e AUD	—	2023	42,568	44,240	335	2,515
Beardstown Pace credit facility	3.43%	USD	—	2036 - 50	2,349	1,169	126,856	85,517
JBS Australia Feedlot Agreement	7.75%	AUD	—	2023	—	—	201,774	197,615
Other	0.93%	Several	Several	2023 - 31	33,462	25,365	103,161	57,061

					4,511,161	2,932,439	77,500,022	58,915,926

					11,914,284	4,562,101	80,603,870	61,344,604

(1)	FINAME - Government Agency for Machinery and Equipment Financing
(2)	FINEP - Research and projects financing

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI , TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.2 billion (R$12.2 billion) at December 31, 2021 and US$2.0 billion (R$10.40 billion) at December 31, 2020.

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	December 31, 2021
2023	2,899,854
2024	2,307,676
2025	286,428
2026	12,071,094
2027	10,558,089
Maturities after 2027	52,480,729

80,603,870

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

16.1	Guarantees and contractual restrictions (“covenants”)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default	December 31, 2021
ABL Revolving Facility of JBS Lux

‘Borrower:

JBS USA LUX S.A. (JBS LUX)

JBS USA Food Company (JBS USA)

JBS Australia Pty. Limited

JBS Food Canada ULC

Guarantors:

JBS S.A. (JBS S.A.)

JBS USA Holding Lux S.à. r.l. (JBS Holding Lux)

JBS Global Luxembourg S.à r.l (JBS Global Lux)

JBS Holding Luxembourg S.à. r.l.

JBS Global Meat Holdings Pty. Limited (JBS Global Meat)

‘Both the ABL Revolving Facility and Term Loan contain negative covenants that limit JBS Lux’s and its restricted subsidiaries’ ability to, among other things:

- incur additional indebtedness;

- create liens;

- sell or dispose of assets;

- declare or pay dividends or make distributions related to securities issued by JBS Lux;

- permit restrictions on dividends and other restricted payments to restricted subsidiaries;

- prepay or cancel certain indebtedness;

- enter into certain transactions with affiliates;

- enter into certain sale/leaseback transactions; and

- make certain investments and loans;

- consolidate or enter into a merger or dispose of all assets to another company;

- enter joint ventures (except where permitted) or create other subsidiaries.

However, these restrictions are subject to certain exceptions, which can be material.

These facilities also restrict JBS S.A. and its restricted subsidiaries from incurring any debt and making restricted payments and other distributions, in each case, subject to certain exceptions, which can be material.

			The facility contains customary events of default. (1)	(availability up to US$900 million (R$5 billion as of December 31, 2021), subject to the borrowing base)
Term loan JBS Lux 2026	S&C Resale Company Swift Beef Company Miller Bros. Co., Inc. Swift & Company International Sales Corporation Swift Pork Company Swift Brands Company JBS Green Bay, Inc. JBS Carriers, Inc. JBS Plainwell, Inc. JBS Packerland, Inc. JBS Souderton, Inc. Mopac of Virginia, Inc. JBS Tolleson, Inc. Cattle Production Systems, Inc. Skippack Creek Corporation		The facility contains customary events of default. (1)	10,276,798

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default	December 31, 2021
	JBS USA Food Company Holdings JBS Live Pork, LLC Plumrose Holdings, Inc. Plumrose USA, Inc.

Notes 2.50% JBS Finance 2027	Issuer: JBS Finance Luxembourg S.a. r.l. Guarantor: JBS S.A.	There are covenants that restrict our ability and the ability of our significant restricted subsidiaries that guarantee the notes to create certain liens on future principal property and merge, consolidate, sell or otherwise dispose of all or substantially all of our assets. However, these restrictions are subject to certain significant exceptions.	The covenants contains customary events of default. (1)	5,486,116
Notes 3.63% JBS Finance 2032	Issuer: JBS Finance Luxembourg S.a. r.l. Guarantor: JBS S.A.			5,598,218

Notes 5.75% JBS USA 2028	Issuer: JBS USA Food Company (JBS USA) Guarantors: JBS S.A.	As a result of the Company obtaining investment grade rating status by two major rating agencies, the covenants under the 5.75% 2028 notes were suspended, except for covenants regarding limitations on liens, sale and leaseback transactions, change of control, and merger and consolidation customary covenants. These limitations are subject to certain exceptions, which can be material.	‘The facility contains customary events of default. (1)	4,262,680

Notes 6.75% JBS Lux 2028	Issuer: JBS USA Lux S.A. (JBS Lux) JBS USA Food Company (JBS USA) JBS USA Finance Inc.	During the fourth quarter of 2021, JBS Lux earned investment grade rating status by two major credit rating agencies suspending covenants on the 6.75% Notes 2028, 6.5% Notes 2029, 5.5% Notes 2030 and 3.75% senior unsecured notes due 2031 except for covenants regarding limitations on liens, sale and leaseback transactions, change of control, and merger and consolidation customary covenants. These limitations are subject to certain exceptions, which can be material.	‘The facility contains customary events of default (1).	5,109,227

Notes 6.50% JBS Lux 2029	Guarantors: JBS S.A. (JBS S.A.) JBS USA Holding Lux S.à. r.l. (JBS Holding Lux) JBS Global Luxembourg S.à r.l (JBS Global Lux) JBS Holding Luxembourg S.à. r.l. JBS Global Meat Holdings Pty. Limited (JBS Global Meat)	The 3.0% senior unsecured notes due 2032 issued on December 1, 2021 were issued under investment grade format and contain restrictive covenants applicable to the Company and its Significant subsidiaries including limitation on liens, limitation on sale and leaseback transactions, limitation on merger, consolidation and sale of assets. These limitations are subject to certain exceptions, which can be material.		7,917,279

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default	December 31, 2021

Notes 5.50% JBS Lux 2030	S&C Resale Company Swift Beef Company Miller Bros. Co., Inc. Swift & Company International Sales Corporation			7,088,531

Notes 3.75% JBS Lux 2031	Swift Pork Company Swift Brands Company JBS Green Bay, Inc. JBS Carriers, Inc. JBS Plainwell, Inc. JBS Packerland, Inc. JBS Souderton, Inc. Mopac of Virginia, Inc. JBS Tolleson, Inc.			2,773,570

Notes 3.00% JBS Lux 2032	Cattle Production Systems, Inc. Skippack Creek Corporation JBS USA Food Company Holdings JBS Live Pork, LLC Plumrose Holdings, Inc. Plumrose USA, Inc.			5,467,562

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default	December 31, 2021

Notes 5.88% PPC 2027	‘Issuer: Pilgrim’s Pride Corporation Guarantors: Pilgrim’s Pride Corporation of West Virginia, Inc. Gold’N Plump Poultry, LLC Gold’N Plump Farms, LLC JFC LLC

There are covenants that limit PPC’s and its restricted subsidiaries’ ability to, among other things:

- incur additional indebtedness;

- create liens;

- sell or dispose of assets;

- declare or pay dividends or make distributions related to securities issued by JBS Lux;

- permit restrictions on dividends and other restricted payments to restricted subsidiaries;

- prepay or cancel certain indebtedness;

- enter into certain transactions with affiliates;

- enter into certain sale/leaseback transactions; and

- undergo a change of control.

However, these restrictions are subject to certain exceptions, which can be material.

			‘The facility contains customary events of default. (1)	4,756,902
Notes 4.25% PPC 2031				5,530,962
Notes 3.50% PPC 2032				5,030,102

Term loan PPC PPC revolving credit facility (US Credit facility)	Borrowers: Pilgrims Pride Corporation To-Ricos Ltd. To-Ricos Distribution, LTD.

- Secured by a first priority lien on i) the accounts receivable and inventories of PPC and its non-Mexico subsidiaries; ii) 100% of the equity interests in PPC’s domestic subsidiaries, To-Ricos, Ltd. and To-Ricos Distribution Ltd., and 65% of the equity interests in PPC’s direct foreign subsidiaries; iii) substantially all of the personal property and intangibles of the borrowers and guarantors under the U.S. Credit Facility; and iv) substantially all of the real estate and fixed assets of PPC and the guarantors.

The facility also contains negative covenants that may limit PPC’s ability and certain of its subsidiaries ability to, among other things:

- incur certain additional indebtedness;

- create certain liens;

- pay certain dividends and other restricted payments;

- sell or dispose of certain assets;

- enter into certain transactions with affiliates; and

- consolidate, merge or dissolve substantially all the assets of PPC.

Covenants in the facility also require PPC to use the proceeds it receives from certain asset sales and specified debt or equity issuances and upon the occurrence of other events to repay outstanding borrowings under the facility.

			The facility also contains customary events of default. (1)	2,811,172 (availability up to US$800 million (R$4.6 billion as of December 31, 2021))

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default	December 31, 2021

Moy Park Revolving Credit Facility	Borrowers: Moy Park Limited Moy Park (NewCo) Limited Moy Park (Bondco) PLC Kitchen Range Foods Limited Moy Park Holdings (Europe) Limited.

The facility also contains covenants that may limit Moy Park’s ability and certain of its subsidiaries ability to, among other things:

- incur certain additional indebtedness;

- create certain liens;

- pay certain dividends and other restricted;

- sell or dispose of certain assets;

- enter into certain transactions with affiliates; and

- consolidate, merge or dissolve substantially all the assets of Moy Park.

			The facility also contains customary events of default. (1)	(availability up to (GBP100 million (R$752,420 as of December 31, 2021))

Primo ANZ credit facility

Borrowers:

Primo Foods Pty Ltd.

Guarantors:

Industry Park Pty Ltd

Primo Foods Pty Ltd

Australian Consolidated Food Holdings Pty Limited

Australian Consolidated Food Investments Pty Limited

Primo Group Holdings Pty Limited

Primo Meats Pty Ltd

Hans Continental Smallgoods Pty Ltd

P & H Investments 1 Pty Ltd

Hunter Valley Quality Meats Pty Limited

Seven Point Pork Pty Ltd

P & H Investments 2 Pty Ltd

Primo Retail Pty Ltd

Primo Meats Admin Pty Ltd

Premier Beehive Holdco Pty Ltd

Premier Beehive NZ

Customary covenants that may limit Primo’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

			The facility also contains customary events of default. (1)	(availability up to AUD200 million (R$808,940 as of December 31, 2021))

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Type	Issuer and guarantors	Covenants / Guarantees	Events of default	December 31, 2021

AMI ING credit facility	Borrower: Andrews Meat Industries Pty Ltd

Customary covenants that may limit AMI’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

			The facility also contains customary events of default. (1)	(availability up to AUD20 million (R$80,890 as of December 31, 2021))

WSF NAB credit facility	Borrower: White Stripe Foods Pty Ltd

Customary covenants that may limit WSF’s ability and the ability of certain subsidiaries to, among other things:

- sell or dispose of certain assets;

- change the general nature of the core business of the company;

- incur certain additional indebtedness;

- declare certain dividends, share premiums, or repurchases of equity.

			The facility also contains customary events of default. (1)	(availability up to AUD8.5 million (R$34,380 as of December 31, 2021))

4th Issuance of Debentures (CRA)	Borrower: JBS S.A.	Customary negative covenants that may limit the Company’s ability and the ability of its subsidiaries to, among other things: - incur additional indebtedness unless the net debt/EBITDA ratio is lower than 4.75/1.0. - create liens; - sell or dispose of assets; - dissolve, consolidate or merge of the issuer or its subsidiaries; and - pay any dividends if the issuer is in default of any of its pecuniary obligations under the Debenture Deed.	The facility contains customary events of default. (1)	634,570
5th Issuance of Debentures (CRA)				2,022,799
6th Issuance of Debentures (CRA)				1,717,615
7th Issuance of Debentures (CRA)				1,110,612

(1)

Customary events of default include failure to perform or observe terms, covenants or other agreements in the facility, defaults on other indebtedness if the effect is to permit acceleration, failure to make a payment on other indebtedness unless waived or extended within the applicable grace period, entry of unsatisfied judgments or orders against the issuer or its subsidiaries and certain events related to bankruptcy and insolvency matters.

On December 31, 2021 and on December 31, 2020 the Group did not have any financial covenant clauses related to its loans and borrowings agreements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

16.2 Reconciliation of movement of liabilities to cash flows arising from financing activities

		Liabilities				Assets		Equity
	Note	Loans and financings - short and long term	Lease liability	Derivative liabilities	Other liabilities	Derivatives assets	Margin cash	Profit reserve: Treasury shares	Profit reserve and accumulated income: Dividends	Non - controlling interest	Others
Balance at 1 January 2021		(65,906,706)	(6,104,489)	(287,536)	(3,788,002)	228,840	—	303,565	(7,215,727)	(3,424,867)	434,913

Changes in financing cash flows:
Proceeds from loans and financings	16	(53,781,509)	—	—	—	—	—	—	—	—	—
Payments of loans and financings	16	34,108,712	—	—	—	—	—	—	—	—	—
Payments of leases	12	—	1,940,995	—	—	—	—	—	—	—	—
Derivative instruments received/settled	28	—	—	(418,609)	—	236,148	—	—	—	—	—
Margin cash	4	—	—	—	—	—	730,185	—	—	—	—
Dividends paid		—	—	—	2,511,126	—	—	—	4,884,806	—	—
Dividends paid to non-controlling interest		—	—	—	1,008	—	—	—	—	29,431	(1,008)
Purchase of treasury shares	21	—	—	—	—	—	—	10,604,975	—	—	—
Other changes		—	—	—	—	—	—	—	—	(1,756)	—

Total of changes in financing cash flows		(19,672,797)	1,940,995	(418,609)	2,512,134	236,148	730,185	10,604,975	4,884,806	27,675	(1,008)

Exchange rate variation changes		(5,069,422)	(289,008)	4,993	(422,319)	(24,033)	75,534	—	—	(184,142)	(14,705)
Other changes:
Derivatives fair value adjustment	23	—	—	29,170	—	223,914	1,438	—	—	—	—
Interest expenses	23	(4,473,740)	266,272	(1,243)	(10,648)	(737)	—	—	—	—	—
Interest paid	23	3,471,970	(134)	—	4,331	—	—	—	—	—	—
Capitalized Interest	11	(199,812)	—	—	—	—	—	—	—	—	—
Changes in operating activities		—	—	(283,711)	(872,073)	215,432	438,197	—	—	(27,224)	—
Net income attributable to non-controlling interest		—	—	—	—	—	—	—	—	(43,092)	—
Net income attributable to Company shareholders		—	—	—	—	—	—	—	(20,486,561)	—	—
Non-cash transactions		(667,647)	(4,157,916)	183,657	54,690	(164,570)	—	(7,870,703)	9,287,929	(25,778)	(34,400)
Business Combination	3	(667,647)	(755,780)	—	(13,600)	—	—	—	—	(13,631)	—
Sale of treasury shares	21	—	—	—	—	—	—	(7,858,219)	7,858,219	—	—
Cancellation of treasury shares	21	—	—	—	—	—	—	(2,879,309)	(11,703,602)	—	—
Dividends reversal	19	—	—	—	—	—	—	—	(9,325)	—	—
Non-cash transactions		—	(3,402,136)	183,657	68,290	(164,570)	—	2,866,825	13,142,637	(12,147)	(34,400)

Total of other liabilities changes		(1,869,229)	(3,891,778)	(72,127)	(823,700)	274,039	439,635	—	—	—	—

Total of other equity changes		—	—	—	—	—	—	(7,870,703)	(11,198,632)	(96,094)	(34,400)

Balance at 31 December 2021		(92,518,154)	(8,344,280)	(773,279)	(2,521,887)	714,994	1,245,354	3,037,837	(13,529,553)	(3,677,428)	384,800

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

		Liabilities				Assets	Equity
	Note	Loans and financings - short and long term	Lease liability	Derivative liabilities	Other liabilities	Derivatives assets	Profit reserve: Treasury shares	Non- controlling interest	Others
Balance at 1 January 2020		(53,028,044)	(4,715,444)	(251,964)	(2,689,558)	62,053	605,722	(2,845,083)	—

Changes in financing cash flows:
Proceeds from loans and financings		(11,030,414)	—	—	—	—	—	—	—
Payments of loans and financings		15,051,175	—	—	—	—	—	—	—
Payments of leases	12	—	1,574,941	—	—	—	—	—	—
Derivatives instruments received/settled		—	—	72,538	—	89,268	—	—	—
Dividends paid		—	—	—	1,441,177	—	—	—	—
Dividends paid to non-controlling interest		—	—	—	(966)	—	—	4,457	—
PPC share repurchase		—	—	—	—	—	—	361,464	185,426
Purchase of treasury shares		—	—	—	—	—	1,272,711	—	—
Other changes		—	—	—	—	—	—	347	—

Total of changes in financing cash flows		4,020,761	1,574,941	72,538	1,440,211	89,268	1,272,711	366,268	185,426

Exchange rate variation changes		(16,182,531)	(1,092,363)	(132,186)	(166,375)	229,334	—	(889,662)	—
Other changes:
Derivatives fair value adjustment		—	—	(1,055)	—	(318,229)	—	—	—
Interest expenses		(3,852,362)	(336,353)	—	(4,432)	—	—	—	—
Interest paid		3,219,320	25,243	—	—	—	—	—	—
Changes in operating activities		—	—	209,557	(695,608)	(18,012)	—	1,274	—
Net income attributable to non-controlling interest		—	—	—	—	—	—	(56,638)	—
Non-cash transactions		(83,849)	(1,560,513)	(184,426)	(580,142)	184,426	(1,574,868)	(1,026)	—
Dividends declared		—	—	—	(1,092,099)	—	—	—	—

Total of other liabilities changes		(716,891)	(1,871,623)	24,076	(2,372,281)	(151,815)	—	—	—

Total of other equity changes		—	—	—	—	—	(1,574,868)	(56,390)	—

Balance at 31 December 2020		(65,906,705)	(6,104,489)	(287,536)	(3,788,003)	228,840	303,565	(3,424,867)	185,426

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

17	Income and other taxes payable

Income and other taxes payable are comprised of the following:

	December 31, 2021	December 31, 2020
Taxes payable in installments	578,688	839,863
PIS / COFINS tax payable	151,799	157,890
ICMS / VAT / GST tax payable	163,157	124,862
Withholding income taxes	41,568	80,154
Others	378,478	314,026

Subtotal	1,313,690	1,516,795

Income taxes payable	988,897	206,433

Total	2,302,587	1,723,228

Breakdown:
Current liabilities	1,732,991	883,053
Non-current liabilities	569,596	840,175

	2,302,587	1,723,228

Decree 8,426/2015—PIS/COFINS over financial income: In July 2015, the Group filed an injunction to suspend the enforceability of PIS and COFINS debts over financial income. The Decree 8,426/2015 reestablished the levy of PIS and COFINS on financial revenues obtained by companies subject to the PIS and COFINS non- cumulative regime, at the rates of 4.65%. In March, 2020, the STF (Federal Supreme Court) judged the Extraordinary Appeal n. 1.043.313/RS (Theme 939 of the General Repercussion and ADIN n. 5277/DF) and recognized the constitutionality of the rates established in Decree 8426/15, however, the sentence obtained by the Company has not yet been amended.

On November 11, 2021 the Company received infractions notices for the years 2017 and 2018, related to PIS and COFINS on financial incomes and other incomes in the total amount of R$37,928. The Company paid the amount of R$11,351, that it understood to be due, and presented an objection to the incomes, which it considers to be a zero rate or no incidence of those contributions, and the classification of loss for the contested part is possible.

As of December 31, 2021 the Group has recognized under the caption “Income taxes and other taxes payable” the amount of R$146,127 (R$149,054 at December 31, 2020) regarding to PIS/COFINS over financial income.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

18 Payroll and social charges

Payroll and social charges are comprised of the following:

	December 31, 2021	December 31, 2020
Social charges in installments	2,308,503	3,170,262
Bonus and vacation along with related social charges	4,767,693	3,979,650
Salaries and related social charges	2,517,580	2,392,508
Others	299,425	250,049

	9,893,201	9,792,469

Breakdown:
Current liabilities	6,963,119	5,677,401
Non-current liabilities	2,930,082	4,115,068

	9,893,201	9,792,469

19 Dividends payable

The Company’s bylaws require the payment of dividends of at least 25% of the annual net income attributable to company shareholders. The Company recognizes a liability at year-end for the minimum unpaid yearly dividend amount up to the limit of the mandatory minimum dividend. Dividends payables are recognized as a liability at December 31 of each year.

	December 31, 2021	December 31, 2020
Declared dividends on 2017—Residual	—	12
Declared dividends on 2018—Residual	2	2
Declared dividends on 2019—Residual	16	61
Declared dividends on 2020—Residual	77	1,093,155
Declared dividends on 2021—Mandatory	61	—

Total declared dividends	156	1,093,230

The residual amount of dividends corresponds to the unpaid dividends due to a lack of updated payment information. This pending information related to some minority shareholders precludes the Company from fully paying the dividends declared. The Company sends notification to such shareholders to update their payment information so the amount can be paid. The reversal of dividends is absorbed under the caption “Profit reserves” due to the non-distribution after three years.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

A liability for unpaid dividends is maintained during the statutory period and classified as short term, as when shareholder’s information is updated, payments are made.

During the year ended December 31, 2021 the Company distributed interim dividends of R$4,884,805, representing 25.1% of net income in the period.

The declared dividends per share were:

	2021	2020
Dividends to be distributed	4,884,805	2,511,136
Number of outstanding shares of share capital–ordinary shares	2,244,801,870	2,511,135,770
Dividends per share	2.18	1.00

20 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

	December 31, 2021	December 31, 2020
Labor	538,804	665,439
Civil	1,568,873	1,382,089
Tax and Social Security	560,164	457,742

Total	2,667,841	2,505,270

Breakdown:
	December 31, 2021	December 31, 2020
Current liabilities	1,338,422	1.091.832
Non-current liabilities	1,329,419	1,413,438

	2,667,841	2,505,270

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Changes in provisions

	Balance at 1 January 2021	Additions, reversals and changes in estimates	Payments	Monetary correction	Exchange rate variation	Balance at 31 December, 2021
Labor	665,439	335,563	(486,812)	26,805	(2,191)	538,804
Civil	1.382,089	4,076,986	(3,994,952)	32,888	71,862	1,568,873
Tax and social security	457,742	92,331	(12,201)	22,475	(183)	560,164

Total	2,505,270	4,504,880	(4,493,965)	82,168	69,488	2,667,841

	Balance at 1 January 2020	Additions, reversals and changes in estimates	Payments	Monetary correction	Exchange rate variation	Balance at 31 December 2020
Labor	687,986	242,373	(306,889)	41,907	62	665,439
Civil	237,243	1.201.626	(65,475)	24,983	(16,288)	1.382,089
Tax and social security	390,597	28,464	(600)	39,379	(98)	457,742

Total	1,315,826	1.472,463	(372,964)	106,269	(16,324)	2,505,270

Brazil

Corporate Lawsuits

Arbitration Proceeding No. 93/17, 110/18 and 186/21

On August 16, 2017, José Aurélio Val Porto de Sá Júnior and Associação dos Investidores Minoritários ADMIN filed an arbitration proceeding with Câmara de Arbitragem do Mercado – CAM B3 and the Company´s ultimate controlling shareholders in order to obtain liability indemnification for losses and damages suffered by us for the defendants’ actions.

On June 15, 2018, SPS I Fundo de Investimentos de Ações—Investimento no Exterior (SPS) filed an arbitration proceeding with Câmara de Arbitragem do Mercado – CAM B3 against FB Participações S.A., Banco Original S.A., Banco Original do Agronegócio S.A., J&F Investimentos S.A., ZMF Participações Ltda., WWMB Participações Ltda., JJMB Participações Ltda., J&F Participações Ltda, Pinheiros Fundo de Investimentos em Participações, Wesley Mendonça Batista, Joesley Mendonça Batista and JBS S.A. in order to obtain alleged losses and damages suffered by it. The Company is involved in this arbitration proceeding only as an interested third party.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

In 2019, proceedings No. 93/17 No. 110/18 were joined. The Company was involved in both arbitration proceedings only as an interested third party. Therefore, no provision was recognized.

In accordance with the resolution approved at an extraordinary general meeting of our shareholders held on October 30, 2020, the Company submitted, on January 28, 2021, to arbitration a request against the Company´s ultimate controlling shareholders, J&F Investimentos S.A. and the Company´s former officer Francisco de Assis e Silva and the Company´s former fiscal council member Florisvaldo Caetano de Oliveira, registered by Câmara de Arbitragem do Mercado – CAM B3 as arbitration proceeding No. 186/21.

Considering the arbitration proceeding No. 186/21, the Company has requested that arbitration proceedings No. 93/17 and No. 110/18 referred to above be dismissed on the grounds that: (i) two minority shareholders of JBS S.A. lost their standing to sue; and (ii) the subject matters of these arbitration proceedings No. 93/17 and No. 110/18 should be solely determined in the arbitration proceeding No. 186/21 as resolved by the shareholders of JBS S.A. at a general shareholders meeting. Since then, the validity and possibility of continuity of these procedures have been subject of discussion between the parties, including in court. The arbitration proceeding is a penal matter and the Company was not able to estimate any possible outflow of cash.

Tax proceedings

Profits earned by foreign subsidiaries

During 2020 and 2021, the Brazilian tax authorities issued two assessments to JBS S.A. from charges related to profits earned abroad, which allegedly should be included in the income tax calculation basis, disallowance of amounts paid by foreign subsidiaries, on the grounds that they could not been used for compensation purposes, as well as for disallowance of goodwill. These charges also involve a fine plus interest. The Company clarifies that the most significant amount relates to the collection of profits abroad refers to the items that have been required by the inspection for the purpose of consolidating the results abroad of its direct or indirect investees, being certain that the Company disagrees with the criteria being applied by the inspection. The Company filed administrative objections that are awaiting judgment. Management understands that, considering historical values related to the dates of the assessments, for R$867,907, there are remote chances of loss and for the amount of R$5.76 billion there are possible chances of loss, which is the reason why no provision has been made.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

United States

JBS USA

Pork Antitrust Litigation

U.S. Federal Litigation

Between June 2018 and July 2018, a series of putative class action complaints were filed against JBS USA, a number of other pork producers, and Agri Stats, Inc. in U.S. District Court for the District of Minnesota (the “U.S. Federal Pork Antitrust Civil Litigation”). The plaintiffs allege violations of federal and state antitrust, unfair competition, unjust enrichment, deceptive trade practice, and consumer protection laws. Since the original filings, certain putative class members have settled or opted out of the matter and are proceeding with individual direct actions making similar claims.

In November 2020 and March 2021, JBS USA had settled all claims made by the putative direct purchaser plaintiff class, the putative consumer indirect purchaser plaintiff class and the putative commercial and institutional indirect purchaser plaintiff class in the U.S. Federal Pork Antitrust Civil Litigation. Under the terms of the settlement, JBS USA agreed to pay these classes an aggregate amount of US$57.3 million in settlement of all outstanding claims brought by such classes. As a result, R$176,989 (US$32.8 million) was recognized in the year ended December 31, 2021 (R$126,371 (US$24.5 million) in the year ended December 31, 2020) within selling, general and administrative expenses in the consolidated statement of income.

JBS USA continues to litigate against several direct action plaintiffs, including the Commonwealth of Puerto Rico, as well as parties that have opted out of the class settlements (the “Pork Opt Outs”). JBS USA will seek reasonable settlements where they are available. In total US$72.6 million has been recognized to cover negotiated settlements with various Pork Opt Outs, of which R$285,160 (US$51.1 million) was recognized in the year ended December 31, 2021 within selling, general and administrative expenses in the consolidated statement of income.

U.S. State Litigation

In June 2021 and October 2021, the Offices of the Attorneys General in New Mexico and Alaska filed complaints against JBS USA, as well as several other pork processing companies and Agri Stats in state courts in New Mexico and Alaska, respectively. The complaints are based on allegations similar to those asserted in the U.S. Federal Pork Antitrust Civil Litigation and allege violations of relevant state antitrust, unfair trade practice, and unjust enrichment laws based on allegations of conspiracies to exchange information and manipulate the supply of pork. JBS USA has not recorded any liability for the foregoing matters as it does not believe a loss is probable or reasonably estimable at this time because the proceedings are in preliminary stages.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Cattle Antitrust Litigation

U.S. Federal Litigation

Between April 2019 and May 2019, a series of putative class action complaints were filed against JBS USA Food Company, Swift Beef Company, JBS Packerland and JBS S.A., as well as other beef packer defendants, in three different United States district courts (the “U.S. Federal Cattle Antitrust Civil Litigation”). The plaintiffs allege that the defendants engaged in a conspiracy from January 2015 to the present to reduce fed cattle prices in violation of federal antitrust laws and other federal laws by periodically reducing their slaughter volumes so as to reduce demand for fed cattle, curtailing their purchases and slaughters of cash-purchased cattle during those same periods, coordinating their procurement practices for fed cattle settled on a cash basis, importing foreign cattle at a loss so as to reduce domestic demand, and closing and idling plants. In addition, the plaintiffs, in an amended complaint, also allege the defendants colluded to manipulate live cattle futures and options traded on the Chicago Mercantile Exchange. Certain complaints were dismissed and other similar lawsuits were filed by cattle ranchers in other district courts which were then transferred to the United States District Court for the District of Minnesota and consolidated and styled as In Re Cattle Antitrust Litigation.

In April 2019, a purported class action lawsuit was filed against JBS USA Food Company Holdings, a number of other meatpackers, and Agri Stats, Inc. in U.S. District Court for the District of Minnesota on behalf of consumer indirect purchasers of beef alleging violations of federal and state antitrust, and state consumer protection laws along with claims of unjust enrichment. In September 2020, the Court granted the defendants’ motions to dismiss the complaint but allowed the plaintiffs to amend their complaint, which they did in December 2020. JBS USA filed another motion to dismiss in February 2021, which the Court denied in large part, but granted as to certain state law claims. In October 2021, the consumer indirect purchaser class plaintiffs filed an amended complaint, naming JBS USA, Swift Beef, JBS Packerland, as well as JBS S.A., as defendants.

In June 2020, two purported class action lawsuits were filed against JBS USA Holdings and a number of other meatpackers in U.S. District Court for the District of Minnesota on behalf of direct purchasers and commercial and industrial indirect purchasers of beef, each alleging violations of the Sherman Antitrust Act from January 2015 to the present, among other claims, and seeking treble damages and injunctive relief. JBS USA Holdings filed a motion to dismiss in February 2021, which the Court denied in large part, but granted as to certain state law claims. In October 2021, these direct and indirect purchaser class plaintiffs filed amended complaints, naming JBS USA, Swift Beef, JBS Packerland and JBS S.A. as defendants. Also in October 2021, Winn-Dixie Stores, Inc. and Bi-Lo Holding, LLC filed an amended direct action complaint against the same defendants, and other entities have since filed similar direct action complaints.

Since the original filing, certain complaints have been consolidated and certain putative class members have settled or opted out of the matter and are proceeding with individual direct actions making similar claims, and others may do so in the future.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

JBS USA continues to litigate against the putative class members that have not settled and JBS USA will seek reasonable settlements where they are available. The Group recognized a provision of R$283,890 (US$52,5 million) as of December 31, 2021 to cover potential settlements with various plaintiffs.

DOJ Antitrust Matters

In December 2020 and October 2021, JBS USA received civil investigative demands (“CIDs”) from the Antitrust Division of the DOJ. The CIDs request information related to the fed cattle and beef packing markets. We are cooperating with the DOJ in producing documents and information pursuant to the CIDs. The Offices of the Attorneys General for multiple states are participating in the investigation and coordinating with the DOJ.

In 2020, the DOJ served a grand jury subpoena on JBS USA. The subpoena purports to investigate human resources antitrust matters, and we continue to cooperate with the DOJ investigation.

JBS USA cannot predict the outcome of these actions nor when they will be resolved. The consequences of the pending litigation matters are inherently uncertain, and adverse actions, judgments or settlements in some or all of these matters, including investigations by the DOJ or the Offices of the Attorneys General, may result in materially adverse monetary damages, fines, penalties or injunctive relief against JBS USA, which could be material and could adversely affect JBS USA’s financial condition or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage JBS USA’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the U.S. government’s recent focus and attention on market dynamics in the meat processing industry could expose JBS USA to additional costs and risks.

Tax Claims and Proceedings

During 2017 the Australian Tax Office (“ATO”), opened a review of JBS Australia for income tax years 2015 through 2017. On September 30, 2020, the ATO issued an amended tax assessment for income tax year 2015 in regards to various tax matters for an immaterial amount. No loss has been recorded for the amounts considered in the assessment at this time.

PPC

Broiler Chicken Antitrust Litigation

In re Broiler Chicken Antitrust Litigation

Between September 2016 and October 2016, a series of purported federal class action lawsuits styled In re Broiler Chicken Antitrust Litigation (the “Broiler Chicken Antitrust Litigation”) were filed in the United States

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

District Court for the Northern District of Illinois against PPC, as well as several other poultry processing companies. The operative complaints, which have been amended throughout the litigation, contain allegations that, among other things, assert that beginning in January 2008, the defendants conspired and combined to fix, raise, maintain, and stabilize the price of broiler chickens in violation of United States antitrust laws. The plaintiffs seek treble damages, injunctive relief, pre- and post-judgment interest, costs, and attorneys’ fees on behalf of the putative classes. In addition, the complaints on behalf of the putative classes of indirect purchasers include causes of action under various state unfair competition laws, consumer protection laws, and unjust enrichment common laws. Since the original filing, certain putative class members have opted out of the matter and are proceeding with individual direct actions making similar claims, and others may do so in the future.

In January 2021 and August 2021, PPC announced that it reached agreement to settle all claims made by the putative direct purchaser plaintiff class, the putative end-user consumer indirect purchaser plaintiff class and the putative commercial and Institutional indirect purchaser plaintiff class in the Broiler Chicken Antitrust Litigation. Under the terms of the settlement, PPC agreed to pay these classes an aggregate amount of US$195.5 million in settlement of all outstanding claims brought by such classes. As a result, R$ 650,218 (US$120.5 million) was recognized in the year ended December 31, 2021 (R$386,850 (US$75.0 million) in the year ended December 31, 2020) within selling, general and administrative expenses in the consolidated statement of income.

The class settlements with these classes do not cover the claims of the remaining opt-out plaintiffs (collectively, the “Opt Outs”). PPC will therefore continue to litigate against such Opt Outs and will seek reasonable settlements where they are available. The Group recognized expense within selling, general and administrative expense in the consolidated statements of income of R$2.7 billion (US$489.3 million) in the year ended December 31, 2021 to cover settlements with various Opt Outs.

Labor Antitrust Litigation

Between August 2019 and October 2019, four purported class action lawsuits were filed in the U.S. District Court for the District of Maryland (the “Maryland Court”), against PPC and a number of other chicken producers, as well as Webber, Meng, Sahl & Company and Agri Stats. The plaintiffs allege that the defendants conspired to fix and depress the compensation paid to plant workers in violation of the Sherman Act and seek damages from January 1, 2009 to the present.

Additional lawsuits making similar allegations were consolidated including an amended consolidated complaint containing additional allegations concerning turkey processing plants naming additional defendants. PPC moved to dismiss the amended consolidated complaint. In September 2020, the court dismissed claims against PPC and certain other defendants without prejudice. Defendants moved to dismiss the complaint in December 2020, which the Maryland Court denied in March 2021. In June 2021, PPC entered into a binding settlement agreement

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

(“Settlement Agreement”) to settle all claims with the putative class of Plant Workers for US$29 million and paid the plaintiffs this amount during the third quarter of 2021. As a result, an expense of R$161,830 (US$29 million) was recognized in selling, general and administrative expense in the consolidated statement of income for the year ended December 31, 2021. In December 2021, the plaintiffs filed a motion for leave to amend their complaint. The Settlement Agreement is still subject to final approval by the Maryland Court.

In re Broiler Chicken Grower Litigation

In January 2017, a purported class action on behalf of broiler chicken farmers was brought against PPC and four other producers in the Eastern District of Oklahoma, alleging, among other things, a conspiracy to reduce competition for grower services and depress the price paid to growers. Plaintiffs allege violations of the Sherman Antitrust Act and the Packers and Stockyards Act and seek, among other relief, treble damages. The complaint was consolidated with a subsequently filed consolidated amended class action complaint styled as In re Broiler Chicken Grower Litigation. Additional named plaintiffs filed similar class action complaints in federal district courts in North Carolina, Colorado, Kansas and California. All actions were subsequently consolidated in the Eastern District of Oklahoma. The Oklahoma court has entered a case management order requiring all motions for summary judgment to be filed by July 31, 2023, with oppositions and replies due September 22, 2023, and October 13, 2023, respectively. In relation to this matter a provision for the estimate of probable loss was recognized within selling, general and administrative expense in the consolidated statements of income for the year ended December 31, 2021.

State Antitrust Matters

The Offices of the Attorneys General for multiple U.S. states have issued civil investigative demands (“CIDs”). The CIDs requests, among other things, data and information related to the acquisition and processing of broiler chickens and the sale of chicken products. PPC is cooperating with the Offices of the Attorneys General in these states in producing documents pursuant to the CIDs.

The Offices of the Attorneys General in New Mexico and Alaska have filed complaints against PPC. The complaints are based on allegations similar to those asserted in the Broiler Chicken Antitrust Litigation. PPC has not recorded any liability for the foregoing matters as of December 31, 2021 as it does not believe a loss is probable at this time because the proceedings are in preliminary stages.

DOJ Antitrust Matters

In July 2019, the DOJ issued a subpoena to PPC in connection with its investigation arising from the Broiler Chicken Antitrust Litigation. PPC has been cooperating with the DOJ investigation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

In June 2020 and October 2020, a Grand Jury in the Colorado Court pursuant to an indictment and superseding indictment, respectively, indicted Jayson Penn, a former chief executive officer and president of PPC, William Lovette, a former chief executive officer of PPC, former employees of PPC and employees of different companies. The indictments alleged, among other charges, that the defendants entered into and engaged in a conspiracy to suppress and eliminate competition by rigging bids and fixing prices and other price-related terms for broiler chicken products sold in the U.S., in violation of Section 1 of the Sherman Antitrust Act. Mr. Penn pleaded not guilty to the charges and left PPC in June 2020.

In October 2020, PPC announced that it had entered into a plea agreement (“Plea Agreement”), with the DOJ pursuant to which PPC agreed to (i) plead guilty to one count of conspiracy in restraint of competition involving sales of broiler chicken products in the U.S. in violation of Section 1 of the Sherman Antitrust Act, and (ii) pay a fine of US$110.5 million. As a result, an expense of R$616,650 was recognized in selling, general and administrative expenses in the consolidated statement of income in the year ended December 31, 2020. Under the Plea Agreement, the DOJ agreed not to bring further charges against PPC for any antitrust violation involving the sale of broiler chicken products in the U.S. occurring prior to the date of the Plea Agreement. In February 2021, the Colorado Court approved the Plea Agreement and assessed an amended fine of US$107.9 million (R$602,140 as of December 31, 2021). PPC continues to cooperate with the DOJ in connection with the ongoing federal antitrust investigation into alleged price fixing and other anticompetitive conduct in the broiler chicken industry.

In July 2021, PPC learned of an additional indictment by a Grand Jury in the Colorado Court against four former employees of PPC, which alleged similar claims to the earlier indictments. The DOJ conducted three trials against the defendants in the indictments mentioned above. The juries did not reach a verdict in the first two trials and the court declared mistrials. In the third trial, the jury acquitted Messrs. Penn and Lovette, two additional former employees of PPC, and a former employee of a different company.

Mexico Tax Claims and Proceedings

During 2014 and 2015, Mexican tax authorities opened a review of a Mexican subsidiary of PPC in regards to tax years 2009 and 2010, respectively. In both instances, the Mexican tax authorities claim that controlled company status did not exist for certain subsidiaries because the Mexican subsidiary of PPC did not own 50.0% of the shares in voting rights of Incubadora Hidalgo, S. de R.L. de C.V. and Comercializadora de Carnes de México S. de R.L. de C.V. (both in 2009) and Pilgrim’s Pride, S. de R.L. de C.V. (in 2010). As a result, according to the tax authorities, the Mexican subsidiary of PPC should have considered dividends paid out of these subsidiaries partially taxable since a portion of the dividend amount was not paid from the net tax profit account (CUFIN). The Mexican subsidiary of PPC is currently appealing. As of December 31, 2021, the amounts under appeal are R$184,160 (US$33 million) and R$112,730 (US$20.2 million) for tax years 2009 and 2010, respectively. No loss has been recorded for these amounts at this time.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Other Claims and Proceedings

In October 2016, a series of class action complaints were filed by a putative class of persons who purchased shares of PPC’s stock between February 21, 2014 and October 6, 2016 in the U.S. District Court for the District of Colorado (the “Colorado Court”), against PPC and its named executive officers (the “Hogan Litigation”). The operative complaints, which have been amended throughout the litigation, contain allegations that PPC’s SEC filings contained statements that were rendered materially false and misleading by PPC’s failure to disclose that (i) PPC colluded with several of its industry peers to fix prices in the broiler-chicken market as alleged in the Broiler Chicken Antitrust Litigation, (ii) its conduct constituted a violation of federal antitrust laws and (ii) PPC’s revenues during the class period were the result of illegal conduct. Since the original filing, the Colorado Court has granted various motions to dismiss and issued judgment in favor of the defendants. The plaintiff has filed a notice of appeal with the U.S. Court of Appeals for the Tenth Circuit, which is now fully briefed with oral argument set for September 27, 2022.

In March and April 2017, several stockholder derivative actions were brought against all of PPC’s directors and then-Chief Executive Officer, William Lovette and then-Chief Financial Officer, Fabio Sandri, in the Nineteenth Judicial District Court for the County of Weld in Colorado. The complaints alleges, among other things, that the named defendants breached their fiduciary duties by failing to prevent PPC and its officers from engaging in an antitrust conspiracy as alleged in the Broiler Chicken Antitrust Litigation, and issuing false and misleading statements as alleged in the Hogan Litigation. The complaints were consolidated and amended to add former PPC executives Jayson Penn, Roger Austin and Jimmie Little as named defendants (the “Derivative Litigation”). Since the original filings, there have been various amendments to the complaints, motions to dismiss and stays entered into by the Colorado court. PPC has filed a motion to dismiss the Derivative Litigation, which is now fully briefed and awaiting a decision from the Colorado court.

In July 2020, United Food and Commercial Workers International Union Local 464A (“UFCW”), acting on behalf of itself and a putative class of persons who purchased shares of PPC stock between February 9, 2017 and June 3, 2020, filed a class action complaint in the Colorado Court against PPC, and Messrs. Lovette, Penn, and Sandri (the “UFCW Litigation”). The complaint alleges, among other things, that PPC’s public statements regarding its business and the drivers behind its financial results were false and misleading due to the defendants’ purported failure to disclose its participation in an antitrust conspiracy as alleged in the Broiler Chicken Antitrust Litigation and the criminal indictment described further above. In September 2020, UFCW and the New Mexico State Investment Council (“NMSIC”), filed competing motions to be appointed lead plaintiff under the Private Litigation Securities Reform Act. In March 2021, the court appointed NMSIC as lead plaintiff. In May 2021, NMSIC filed an amended complaint and PPC and the other defendants moved to dismiss the amended complaint in July 2021, which is now fully briefed.

PPC cannot predict the outcome of these actions nor when they will be resolved. The consequences of the pending litigation matters are inherently uncertain, and adverse actions, judgments or settlements in some or all

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

of these matters, including investigations by the DOJ or the Offices of the Attorneys General, may result in materially adverse monetary damages, fines, penalties or injunctive relief against PPC, which could be material and could adversely affect PPC’s financial condition or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage PPC’s reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the U.S. government’s recent focus and attention on market dynamics in the meat processing industry could expose PPC to additional costs and risks.

Other proceedings with possible outcome

As of December 31, 2021, the Company had other ongoing proceedings in the amount of R$13,760 million (R$12,220 million at December 31, 2020) which refer to civil, tax and labor proceedings whose loss potential, according to the evaluation of its legal advisors, is possible, for which the Company’s Management has not set an accrual for possible loss.

21 Equity

a. Share capital: Share capital on December 31, 2021 and 2020 was R$23,576,206, represented by 2,373,866,570 common shares, having no nominal value. The Company is authorized to increase its capital by an additional 1,375,853,183 common shares. According to statute, the Board of Directors shall determine the number, price, payment term and other conditions of the issuance of shares. The Company may grant options to purchase shares to directors, employees or persons who will provide services, or the directors, employees or person providing the services under its control.

	December 31, 2021		December 31, 2020
	Quantity	R$ thousand	Quantity	R$ thousand
Initial balance	2,623,373,646	23,576,206	2,728,747,412	23,576,206

Cancellation of treasury shares	(249,507,076)	—	(105,373,766)	—

Final balance	2,373,866,570	23,576,206	2,623,373,646	23,576,206

b.	Capital reserves:

b1. Premium on issue of shares: refers to the difference between the subscription price that the stockholders pay for the shares and their fair value;

b2. Share-based compensation: The last plan regarding JBS Stock Option Plan was granted in 2018 and the remaining stock options were exercised during the first quarter of 2021, as presented in Note 25 – Share-based compensation.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

c.     Other reserves: Refers to revaluations of fixed assets prior to IFRS adoption. Other reserves are transferred to retained earnings in proportion with the realization of revalued assets through depreciation, disposal and retirement.

d.	Profit reserve:

d1. Treasury shares:

Treasury share activity during the years ended December 31, 2021 and 2020 were as follows:

	December 31, 2021		December 31, 2020
	Quantity	R$ thousand	Quantity	R$ thousand
Initial balance	12,848,500	303,565	63,706,683	605,722

Purchase of treasury shares	396,907,500	10,604,975	55,528,700	1,272,751
Disposal of treasury shares	(80,000,000)	(3,980)	—	—
Treasury shares used in stock option plan (1)	(186,324)	(4,523)	(1,013,117)	(9,872)
Cancellation of treasury shares (2)	(249,507,076)	(7,862,199)	(105,373,766)	(1,565,036)

Closing balance	80,062,600	3,037,838	12,848,500	303,565

(1)	Refers to treasury shares exercised effectively.
(2)	Information regarding treasury shares used in stock option plan is provided in Note 1.2.1 – Cancellation of shares held in treasury and a new share buyback program.

d2. Legal reserve:

In accordance with the Brazilian Corporate Law and the Company’s by-laws, 5% of the net profits must be allocated for each fiscal year to the legal reserve until the aggregate amount of the reserve equals 20% of the share capital.

d3. Investments statutory:

Consists of the remaining balance of the net income accumulated over time after the computation of the legal reserve and dividend distribution. The purpose of this reserve is to provide funds for the investment in assets. It is measured basis of up to 10% of the remaining balance of net income for the year up to the limit of 20% (twenty percent) of the share capital.

e. Other comprehensive income (loss): Composed by gain on cash flow hedge, Gains (losses) associated with pension and other postretirement benefit obligations, valuation adjustments to equity in subsidiaries, loss on net

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

investment in foreign operations and gain on foreign currency translation adjustments. In the financial statement which includes the foreign entity, such exchange variations must be recognized, initially, in other comprehensive income in a specific equity account, and must be transferred from equity to the income statement when the net investment is written off.

e1. Net investment of foreign operations: The Company has certain intercompany loans balances with a foreign subsidiary which will not be settled through cash but with equity transactions, such as capital increase or reduction. Therefore, the Company understands that these balances are an extension of the subsidiary’s investment, thus they are considered as net investment on foreign operations. The exchange variation is recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of net investment, during the period.

f. Non-controlling interest: Material non-controlling interest at December 31, 2021 consisted of the 19.8% (19.8% at December 31, 2020), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 80.2% at December 31, 2021 and 2020) of the total. The profit allocated to the PPC non-controlling interest was US$6.9 million (R$37,280 at December 31, 2021) and US$10.9 million (R$56,281 at December 31, 2020), respectively. The accumulated non-controlling interest in PPC was US$650.3 million (R$3.63 billion at December 31, 2021) and US$652.9 million (R$3.39 billion at December 31, 2020), respectively. As of December 31, 2020, the non-controlling purchase of treasury stock in PPC was US$69.8 million (R$361.464 at December 31, 2020). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the years indicated.

	2021	2020
Net Revenue	79,724,791	62,343,903
Net Income	167,246	488,552
Net cash provided by operating activities	1,761,255	3,734,101

	December 31, 2021	December 31, 2020
Total assets	49,740,141	38,842,719
Total liabilities	35,292,594	25,459,413

22 Net revenue

The vast majority of the Company’s revenue is derived from contracts which are based upon a customer ordering our products. Revenues are recognized when there is a contract with the customer, the transaction price is reliably measurable and when the control over the goods sold is transferred to the customer. The Company accounts for a contract, which may be verbal or written, when it is approved and committed by both parties, the rights of the parties are identified along with payment terms, the contract has commercial substance and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

collectability is probable. While there may be master agreements, the contract is only established when the customer’s order is accepted by the Company.

The Company evaluates the transaction for distinct performance obligations, which are the sale of its products to customers. Each performance obligation is recognized based upon a pattern of recognition that reflects the transfer of control to the customer at a point in time, which is upon destination (customer location or port of destination), which faithfully depicts the transfer of control and recognition of revenue. There are instances of customer pick-up at the Company’s facility, in which case control transfers to the customer at that point and the Company recognizes revenue. The Company’s performance obligations are typically fulfilled within days to weeks of the acceptance of the order.

The measurability of the transaction price can be impacted by variable consideration i.e. discounts, rebates, incentives and the customer’s right to return products. Some or all of the estimated amount of variable consideration is included in the transaction price but only to the extent that it is highly probable a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. This is usually at the point of dispatch or on delivery of the products. This varies from customer to customer according to the terms of sale. However, due to the nature of our business, there is minimal variable consideration.

Allocating the transaction price to a specific performance obligation based upon the relative standalone selling prices includes estimating the standalone selling prices including discounts and variable consideration.

Shipping and handling activities are performed before a customer obtains control of the goods and its obligation is fulfilled upon transfer of the goods to a customer. Shipping and handling costs are recorded within cost of sales. The Company can incur incremental costs to obtain or fulfill a contract such as broker expenses which are not expected to be recovered. The amortization period for such expenses is less than one year; therefore, the costs are expensed as incurred and included in deductions from sales.

The Company receives payments from customers based on terms established with the customer. Payments are typically due within 7 days of delivery for domestic accounts and 30 days for international accounts. Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Company recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The Company disaggregates its revenues by (i) domestic sales, (ii) export sales and (iii) segment information:

(i)	Domestic sales refers to internal sales of each geographical location;

(ii)	Export sales refers to external sales of each geographical location;

(iii)	Segment information as disclosed in Note 26.

The Company also disaggregated its revenues between Brazil, Seara, Beef North America, Pork USA, Chicken Pilgrim’s Pride, Australia and Others to align with our segment presentation in Note 26.

Revenue by significant category are as follows:

	2021	2020
Domestic sales	259,613,727	199,828,089
Export sales	91,081,833	70,376,123

NET REVENUE	350,695,561	270,204,212

Contract balances

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	2021	2020
Trade accounts receivable	5	19,877,408	14,001,211
Contract liabilities (1)		910,805	1,088,402

(1)	The amount of R$617,652 included in contract liabilities at 31 December 2020 has been recognized as revenue in 2021 (R$348,180 on December 31, 2020).

23 Net Finance expense

Net finance expense includes (i) interest payable on borrowings and direct issue costs; (ii) results from the daily settlements of future contracts used to protect assets and liabilities, as well as the fair value adjustments for derivative instruments that are described within Note 28—Risk management and financial instruments, (iii) interest receivable on funds invested which is recognized in profit or loss as it accrues using the effective interest method; and (iv) gains and losses associated with transactions denominated in foreign currencies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Net finance expense consisted of the following for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Exchange rate variation	(9,827)	(7,846,065)
Fair value adjustments on derivatives	254,522	(319,284)
Interest expense (1)	(5,264,596)	(4,770,269)
Interest income (2)	780,545	1,004,673
Bank fees and others (3)	(839,295)	(307,958)

	(5,078,651)	(12,238,903)

Finance income	2,304,091	3,557,443
Finance expense	(7,382,742)	(15,796,346)

	(5,078,651)	(12,238,903)

(1)	For the years ended December 31, 2021 and 2020, the amounts of R$4,076,458 and R$3,820,665, respectively, refers to interest expenses from loans and financings.
(2)

For the years ended December 31, 2021 and 2020, the amounts of R$340,683 and R$227,849, respectively, refers to interest income from present value adjustments and the amounts of R$128,903 and R$94,744, respectively, refers to interest income from short-term investments.

(3)

Bank fees and others in the year ended December 31, 2021, includes the premium payments of the Notes 5.75% JBS Lux 2025, Notes 5.75% PPC 2025 and Notes 7.0% JBS Lux 2026 in the amount of R$554,415 (R$123,974 as of December 31, 2020).

24 Earnings per share

Basic: Earnings (loss) per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares (shares in thousands).

Diluted: Diluted earnings (loss) per share is calculated by dividing net income (loss) of the period attributable to common shareholders by the weighted average number of common shares outstanding during the year, adjusted for the effects of all potential common shares that are dilutive and adjusted for treasury shares held. Due to the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

small quantity of shares available in the stock options plan, the difference in the determination of the basic and diluted shares numerator is immaterial.

	2021	2020
Net income attributable to Company shareholders	20,486,561	4,598,311

Weighted average common shares outstanding	2,516,007,506	2,702,834,233
Weighted average—treasury shares	(36,817,227)	(47,740,336)

Weighted average—common shares outstanding	2,479,190,279	2,655,093,897

Basic and diluted earnings per share—(R$)	8.26	1.73

25 Share-based compensation

JBS Stock Option Plan

The Company’s Stock Option Plan was approved at the Annual and Extraordinary Shareholders’ Meeting held on April 30, 2014 (“Plan”), and is managed by the Board of Directors, which has private authority to resolve on the issuance of the object of the Plan, and it is also up to him to take all the necessary and appropriate measures for the interpretation and application of the general rules and principles defined in the Plan.

The Company had until December 31, 2021, an equity-settled stock option plan. The Company grants stock options to employees as an incentive intended to create a sense of ownership and personal involvement with the development and financial success of JBS. Executive officers, directors and general managers were eligible to receive stock options under the plan. The Company’s Chairman established the criteria of granting the options and selecting the employees. The vesting period is one to three years, starting from the grant date of each plan. The last plan was granted in 2018 and the remaining stock options were exercised during the first quarter of 2021.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The outstanding options changes and average exercise price per share are demonstrated, as follows:

	December 31, 2021			December 31, 2020
	Quantity of options	Average exercise price per share		Quantity of options	Average exercise price per share
Initial balance	186,324	R$	23.63	1,513,690	R$	9.51

Exercised (1)	(186,324)		$9.62	(1,013,117)	R$	9.66
Cancelled	—		—	(314,249)	R$	9.75

Closing balance	—		—	186,324	R$	23.63

(1)	The exercised shares during the year ended December 31, 2021 totaled of R$1,798 (R$3,181 at December 31, 2020)

During the year ended December 31, 2021, the stock option plan expense totaled R$50,855. The expenses were recognized in the statement of income under the caption “General and administrative expenses”, with the respective offset in “Capital Reserves”.

JBS Long-Term Variable Remuneration

Starting on 2019, officers and executive officers from the Company are benefited with a remuneration referenced in the pricing of the Company’s shares and paid on a deferred basis, at the rate of 1/3 per year, for three years.

These plans consist of remuneration in cash, since there is no effective negotiation of the shares and there is no issuance and/or transfer of shares to settle the plan. Regarding the Long-Term Variable Remuneration, the determination of the unit value equivalent to the number of shares to be used in the calculation basis of said variable remuneration is defined with reference to the monthly salary of the eligible professional, a salary multiple and the average of the quotations of the closing of the common shares issued by the Company traded on B3 in the last 30 trading days prior to the disclosure of the annual result.

The amount of R$224,858 in December 31, 2021 (R$276,383 in December 31, 2020) was recognized under the caption “General and administrative expenses” in the income statement.

PPC long-term incentive plan

PPC sponsors a performance-based, omnibus long-term incentive plan (the “LTIP”) that provides for the grant of a broad range of long-term equity-based and liability-based awards PPC’s officers and other employees, members of the Board of Directors and any consultants. Awards that may be granted under the LTIP include

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

“incentive stock options,” within the meaning of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock awards (“RSAs”) and restricted stock units (“RSUs”).

Equity-based awards are converted into shares of PPC’s common stock shortly after award vesting. Compensation cost to be recognized for an equity-based awards grant is determined by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the award grant date. Liability-based awards granted under the LTIP are converted into cash shortly after award vesting. Compensation cost to be recognized for a liability-based awards grant is first determined by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the award grant date. However, the compensation cost to be recognized is adjusted at each subsequent milestone date (i.e., forfeiture date, vesting date or financial reporting date) by multiplying the number of awards granted by the closing price of a share of PPC’s common stock on the milestone date. The PPC’s Chairman establishes the criteria of granting the options and selecting the employees. The number of grantable shares authorized under the plan is limited to 2% of the PPC’s share capital, and is also limited to 0.4% of the increase in the PPC’s share capital per year.

The weighted-average share price at the vesting date for performance stock units and restricted stock units that vested in December 31, 2021 was R$110.21 per unit (R$103.99 per unit as of December 31, 2020).

The following table presents compensation costs and the income tax benefit recognized for Company’s share-based compensation arrangements:

	December 31, 2021	December 31, 2020
Equity-based awards compensation cost:
Cost of goods sold	17,313	4,321
General and administrative expenses	40,031	9,992

Total cost	57,344	14,313
Income tax benefit	13,957	3,485

Net cost	43,387	10,828

Liability-based awards compensation cost:
General and administrative expenses	41,623	5,573
Income tax benefit	10,132	1,356

Net cost	31,491	4,217

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Company’s RSU activity is included below:

	December 31, 2021		December 31, 2020
	Number	Weighted Average Grant Date Fair Value	Number	Weighted Average Grant Date Fair Value
Equity-based RSU:
Outstanding at beginning of year	3,035	22,12	3,732	24,04
Transferred to liability-based awards	(43)	23,53	(1,031)	26,91
Granted	4,408	21,58	1,284	28,14
Vested	(825)	19,48	(340)	24,93
Forfeited	(3,701)	23,44	(1,676)	25,95
Exchange variation	218	—	1,066	—

Outstanding at end of the year	3,092	20,40	3,035	22,12

	December 31, 2021		December 31, 2020
	Number	Weighted Average Grant Date Fair Value	Number	Weighted Average Grant Date Fair Value
Liability-based RSU:
Outstanding at beginning of year	1,388	19,35	576	32,97
Transferred to equity-based awards	43	23,53	1,031	26,91
Granted	1,931	21,61	696	29,47
Vested	(318)	20,10	(1,088)	16,04
Exchange variation	159	—	173	—

Outstanding at end of the year	3,203	27,55	1,388	19,35

There were no cancellations or modifications to the awards in 2021 or 2020.

The total fair values of equity-based awards and liability-based awards vested during the year ended December 31, 2021 were R$16,742 (R$12,992 as of December 31, 2020) and R$6,697 (R$15,590 as of December 31, 2020), respectively. On December 31, 2021, the total unrecognized compensation cost related to all nonvested equity-based awards was R$83,149 (R$57,683 as of December 31, 2020) which cost is expected to be recognized over a weighted average period of 2.35 years (1.90 years as of December 31, 2020).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Historically, Company has issued new shares, as opposed to treasury shares, to satisfy equity-based award conversions.

On May 1, 2019, PPC’s stockholders approved the Pilgrim’s Pride Corporation 2019 Long Term Incentive Plan (the “2019 LTIP”), which replaced the expiring Pilgrim’s Pride Corporation 2009 Long-Term Incentive Plan (the “2009 LTIP”). The 2019 LTIP became effective as of December 31, 2019. As of December 31, 2020, PPC has reserved approximately 1.1 million shares of common stock for future issuance under the 2019 LTIP.

For share awards granted during the period, the weighted-average fair value of those awards at the measurement date was R$130.86.

	Units	Fair value/ unit		Fair value
Equity-based awards	816,586	R$	120.43	R$	98,324,068
Liability-based awards	372,703	R$	153.74	R$	57,300,395
All awards	1,189,289	R$	130.86	R$	155,624,463

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

26 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM)—our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these financial statements, except for the following adjustments as further described below: exclusion of financial income and financial expenses, exclusion of depreciation and amortization expenses; exclusion of share of profit of equity-accounted investees, net of tax; exclusion of expenses with DOJ and antitrust agreements described in note 20; exclusion of donations and social programs expenses; exclusion of extemporaneous tax credits impacts; exclusion of JBS fund for the Amazon and exclusion of certain other income (expenses).

Brazil: this segment includes all the operating activities from the Company, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired Sunnyvalley business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, sheep, pork and fish processing facilities in Australia and New Zealand. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Company manages its loans and financing and income taxes at the corporate level and not by segment.

The information by consolidated operational segment are as follows:

		2021
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	53,803,278	36,523,492	114,334,880	40,466,991	79,518,325	28,856,244	3,848,136	357,351,345	(6,655,785)	350,695,561
Adjusted EBITDA(1)	2,318,456	3,860,650	24,245,220	4,241,119	9,109,290	1,764,925	191,296	45,730,956

		2020
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	41,707,285	26,730,782	85,011,320	31,728,938	62,008,536	24,093,035	2,899,877	274,179,773	(3,975,561)	270,204,212
Adjusted EBITDA(1)	3,040,159	4,223,898	11,542,088	3,387,993	5,954,907	1,359,481	57,076	29,565,602

(*)	Includes intercompany and intersegment transactions.
(1)	The Adjusted EBITDA is reconciled with the consolidated operating profit, as follows below:

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

	2021	2020
Operating profit	32,177,592	20,449,616
Depreciation and amortization	9,027,770	7,837,405
DOJ and Antitrust agreements (1)	4,254,697	1,283,142
Donations and social programs (2)	100,930	316,105
Extemporaneous tax credit impacts (3)	(101,073)	(421,014)
JBS Fund For The Amazon (4)	50,000	—
Other operating income (expense), net (5)	152,322	89,395
Elimination	68,720	10,953

Total Adjusted EBITDA for operating segments	45,730,956	29,565,602

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 20 – Provisions for legal proceedings
(2)	Refers to the donations, as described in Note 27 – Expenses by nature.
(3)	Refers to the recognition of PIS/ COFINS tax credits in the ICMS tax base.
(4)	Refers to the donations made by the Company to the JBS Fund For the Amazon, during the current year, as described in Note 9 – Related party transactions.
(5)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to restructuring projects, marketing of social programs, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

Geographic reporting
	Net revenue		Total assets
	2021	2020	2021	2020
North and Central America	212,835,529	161,874,679	131,933,987	108,297,671
South America	88,550,646	67,285,118	88,049,693	73,975,311
Australia	28,856,244	24,093,035	19,505,784	14,369,065
Europe	24,187,044	19,257,014	28,140,515	17,228,641
Others	625,461	212,742	11,621,814	33,954,459
Intercompany elimination	(4,359,362)	(2,518,374)	(72,142,677)	(84,043,341)

Total	350,695,561	270,204,212	207,109,116	163,801,806

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

27 Expenses by nature

The Company’s policy is to present expenses by function in the statement of income. Expenses by nature are disclosed below:

	2021	2020
Cost of sales
Cost of inventories, raw materials and production inputs	(243,361,415)	(189,082,357)
Salaries and benefits	(33,347,807)	(29,100,712)
Depreciation and amortization	(7,801,354)	(6,802,820)

	(284,510,576)	(224,985,889)

General and administrative
Salaries and benefits	(6,034,326)	(5,396,190)
Fees, services held and general expenses	(3,844,309)	(3,023,919)
Depreciation and amortization	(921,639)	(772,936)
DOJ and Antitrust agreements	(4,254,697)	(1,283,142)
Donations and social programs	(100,930)	(316,105)
JBS Fund For The Amazon	(50,000)	—

	(15,205,901)	(10,792,292)

Selling
Freight and selling expenses	(16,158,795)	(12,194,096)
Salaries and benefits	(968,724)	(805,911)
Depreciation and amortization	(304,777)	(261,649)
Advertising and marketing	(1,351,886)	(960,769)
Net impairment losses on financial	(58,855)	(25,434)
Commissions	(324,274)	(233,603)

	(19,167,311)	(14,481,462)

(1)

Refers to donations made to Instituto Germinare regarding improvements on school’s building and the social program “Fazer o Bem Faz Bem” created by the company to help in the fight of the Covid-19 virus.

The Company incurred expenses with internal research and development, in the amount of R$58,715 (R$45,259 as of December 31, 2020).

For the year ended December 31, 2021, other income (expenses) includes gain (losses) of sale of assets, third party advisory expenses related to corporate restructures, extemporaneous tax credits gain, among others.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

28 Risk management and financial instruments

The Group recognizes financial assets and liabilities at fair value upon initial recognition, except for trade accounts receivable that are measured at the transaction price and subsequently classified at amortized cost or at fair value through profit or loss based on the business model for asset management and the contractual cash flow characteristics of the financial asset. Purchases or sales of financial assets or liabilities are recognized on the trade date.

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them:

i.

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated at initial recognition at fair value through profit or loss. In this category the Company classifies mainly “CDBs and treasury bills” and “Derivative financial instruments”.

ii.	Amortized cost:

Represent financial assets and liabilities which Company’s business model is to maintain financial assets in order to receive contractual cash flows and that exclusively constitute principal and interest payments on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized when the asset is written off, modified or has a reduction in its recoverable value. In this category the Company classifies mainly “Trade accounts receivable”, “Cash and cash equivalents”, “Trade accounts payable” and “Loans and financing”.

Financial assets and liabilities are offset and presented net in the balance sheet when there is a legal right to offset the amounts recognized and there is an intention to liquidate them on a net basis or to realize the asset and settle the liability simultaneously. The legal right should not be contingent on future events and should be applicable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

The Company uses the measurement principles described in Note 2.6 – Significant accounting judgements and estimates at each statement of financial position date for each classification type of financial assets and liabilities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Financial instruments:

Financial instruments are recognized in the consolidated financial statements as follows:

	Notes	December 31, 2021	December 31, 2020
Assets
Fair value through profit or loss (1)
Financial investments	4	5,812,213	3,939,077
National treasury bills	4	933,156	244,096
Derivative assets		714,995	270,609
Amortized cost (2)
Cash at banks	4	17,287,352	15,496,570
Margin cash	4	451,784	—
Trade accounts receivable	5	19,877,408	14,001,211
Related party receivables	9	417,702	382,019

Total		45,494,610	34,333,582

Liabilities
Amortized cost
Loans and financing	16	(92,518,154)	(65,906,705)
Trade accounts payable and supply chain finance	15	(32,905,175)	(24,298,442)
Related party payables	9	—	—
Other financial liabilities	20	(91,234)	(124,290)
Fair value through profit or loss
Derivative liabilities		(773,279)	(296,743)

Total		(126,287,842)	(90,626,180)

(1)

CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.

(2)	loans and receivables are classified as amortized cost, but without any change in their nature or business model; (ii) the accounts receivable are short-term and net from expected losses.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3 - Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize level 3 inputs.

	December 31, 2021			December 31, 2020
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	5,812,213	5,812,213	—	3,939,077	3,939,077
National treasury bills	933,156	—	933,156	244,096	—	244,096
Derivative assets	—	714,995	714,995	—	270,609	270,609

Financial liabilities
Derivative liabilities	—	773,279	773,279	—	296,743	296,743

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on December 31, 2021 and 2020, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

Description	December 31, 2021			December 31, 2020
	Principal	Price (% of the Principal)	Fair value the Principal	Principal	Price (% of the Principal)	Fair Value of the Principal
JBS Lux 5.75% Notes 2025	—	—	—	5,456,535	102.10	5,571,123
JBS Lux 7.00% Notes 2026	—	—	—	5,196,700	107.95	5,609,838
JBS Lux 5.75% Notes 2028	4,185,375	104.49	4,373,299	3,897,525	108.00	4,209,327
JBS Lux 6.75% Notes 2028	5,022,450	108.25	5,436,803	4,677,030	112.16	5,245,944
JBS Lux 6.5% Notes 2029	7,812,701	109.75	8,574,439	7,275,380	116.43	8,470,944
JBS Lux 5.50% Notes 2030	6,975,625	108.66	7,579,505	6,495,875	114.65	7,447,521
JBS Lux 3.75% Notes 2031	2,790,250	101.80	2,840,475	—	—	—
JBS Lux 2032 Notes 3.00%	5,580,500	99.88	5,573,915	—	—	—
JBS Finance Lux 2027 Notes 2.50%	5,521,738	99.39	5,488,055	—	—	—
JBS Finance Lux 3.625% Notes 2032	5,519,840	101.32	5,592,702	—	—	—
PPC 5.75% Notes 2025	—	—	—	5,196,700	102.45	5,324,071
PPC 5.875% Notes 2027	4,743,425	105.91	5,023,525	4,417,195	107.29	4,739,165
PPC 4.25% Notes 2031	5,580,500	105.51	5,888,209	—	—	—
PPC 3.5% Notes 2032	5,022,450	101.68	5,106,828	—	—	—

	58,754,854		61,477,755	42,612,940		46,617,933

Finance income (expense) by category of financial instrument:

	2021	2020
Fair value through profit or loss	420,644	(227,189)
Amortized cost	(5,499,295)	(12,011,714)

Total	(5,078,651)	(12,238,903)

Risk management:

The Group during the regular course of its operations is exposed to market, credit and liquidity risks. These exposures are managed by the Risk Management Department, following the Financial and Commodities Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors. The Risk Management Department is responsible for identifying all the risk factors that may cause adverse financial

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

results for the Company and proposing strategies to mitigate those risks. Their proposals are submitted to the Risk Management Committee for submission to the Board of Directors, who supervises the implementation of new solutions, noting limitations of scope and guidelines of the Financial and Commodities Risk Management Policy.

Below are the risks and operations to which the Company is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Company utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

a.	Market Risk:

The exposure to market risk is continuously monitored, especially the risks related to foreign exchange, interest rates and commodity prices, which directly affect the value of financial assets and liabilities, future cash flows and net investments in foreign subsidiaries. In these cases, Group may use financial hedge instruments, including derivatives, with the approval by the Board of Directors.

It is the responsibility of the Risk Management Department to ensure that other areas are within the risk exposure limits set by Management to protect against volatility in price, centralize the exposures and apply the Financial and Commodities Risk Management policy.

The Risk Management Department uses proprietary and third-party information systems specially developed to control and manage market risk, applying stress scenario and Value at Risk analysis (VaR) to measure Company’s net exposure as well as the cash flow risk with the B3 and the Chicago Mercantile Exchange.

a1.	Interest rate risk

Interest rate risk is related to potentially adverse results that Group may realize from changes in interest rates, which may be caused by economic crisis, changes in sovereign monetary policy, or market movements. The Company primarily has assets and mainly liabilities exposed to variable interest rates like the CDI Interbank Deposit Certificate), LIBOR (London Interbank Offer Rate), IPCA (Extended National Consumer Price Index) and TJLP (Long Term Interest Rate), among others. The Company’s Financial and Commodities Risk Management Policy does not define the proportion between float and fixed exposures, but the Risk Management Department monitors market conditions and may propose to the Risk Management Committee strategies to rebalance the exposure.

The risk management committee manages and monitors the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference LIBOR cash flows, whether such contracts will need

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

to be amended as a result of LIBOR reform and how to manage communication about the reform with counterparties. Therefore, the committee provides periodic reports to management of interest rate risk and risks arising from LIBOR reform.

For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	December 31, 2021	December 31, 2020
Net exposure to the CDI rate:
CRA- Agribusiness Credit Receivable Certificates	(34,452)	(59,821)
Credit note - export	(1,997,684)	(2,596,770)
Rural - Credit note - Prefixed	(60,959)	(99,917)
Related party transactions	—	—
CDB-DI (Bank certificates of deposit)	5,416,483	2,105,833
Margin cash	276,252	—

Subtotal	3,599,640	(650,675)

Derivatives (DI)	—	69,550
Derivatives (Swap)	(2,880,833)	824,304

Total	718,807	243,179

Liabilities exposure to the LIBOR rate:
Prepayment	(2,420,172)	(3,004,523)
FINIMP	(310,605)	(195,424)
Term loan JBS Lux 2026	(10,276,798)	(9,650,496)
PPC term loan	(2,811,171)	(2,321,195)
Working Capital - Dollars	(19,366)	(19,692)
Others	(391)	(390)

Subtotal	(15,838,503)	(15,191,720)

Derivatives (Swap)	10,348,414	10,346,975

Total	(5,490,089)	(4,844,745)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

	December 31, 2021	December 31, 2020
Net exposure to the IPCA rate:
Treasury bills	139,586	142,924
CRA - Agribusiness Credit Receivable Certificates	(5,451,159)	(2,329,268)
Margin cash	289,516	—

Subtotal	(5,022,057)	(2,186,344)

Derivatives (Swap)	3,763,522	1,093,752

Total	(1,258,535)	(1,092,592)

Net exposure to the TJLP rate:
CDB-DI (Bank certificates of deposit)	—	(190)
FINAME	—	(21,123)
Working capital - Brazilian Reais	(52,760)	(51,168)

Total	(52,760)	(72,481)

Net exposure to the CPI rate:
Margin cash	227,802	—

Total	227,802	—

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation—25%		Scenario (III) Interest rate variation—50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Decrease	9.1500%	9.0930%	(410)	6.8630%	(16,439)	4.5750%	(32,885)
Libor	Increase	0.5888%	0.5889%	(8)	0.7360%	(8,084)	0.8830%	(16,155)
IPCA	Increase	10.7400%	10.7733%	(419)	13.4250%	(33,792)	16.1100%	(67,583)
TJLP	Increase	5.3200%	5.3211%	(1)	6.6500%	(702)	7.9800%	(1,403)
CPI	Decrease	6.8000%	6.7760%	(55)	5.1000%	(3,873)	3.4000%	(7,745)

				(893)		(62,890)		(125,771)

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	DI	—	—	—	—	755	(69,550)	(60)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

			December 31, 2021				December 31, 2020
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value
Swap	PRE USD	2022	431,850	429,078	(458,544)	(29,466)	—	—	—	—
	LIBOR	2022	2,301,956	2,303,670	(2,304,217)	(547)	2,143,639	2,148,030	(2,151,356)	(3,326)
	CDI	2023	800,000	828,269	(795,802)	32,467	800,000	824,304	(852,543)	(28,239)
	LIBOR	2023	5,580,500	5,625,334	(5,602,934)	22,400	5,196,700	5,217,217	(5,231,025)	(13,808)
	LIBOR	2024	3,224,289	2,419,410	(2,405,586)	13,824	3,002,538	2,981,728	(2,994,834)	(13,106)
	IPCA	2024	537,534	623,743	(522,002)	101,741	537,534	628,896	(600,900)	27,995
	IPCA	2027	387,000	414,279	(419,802)	(5,523)	—	—	—	—
	IPCA	2028	442,000	481,443	(490,512)	(9,068)	—	—	—	—
	IPCA	2030	1,400,000	1,553,349	(1,621,874)	(68,525)	400,000	464,857	(472,169)	(7,313)
	IPCA	2031	630,000	690,707	(718,370)	(27,663)	—	—	—	—

			15,735,129	15,369,282	(15,339,643)	29,640	12,080,411	12,265,032	(12,302,827)	(37,797)

a2.	Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Company may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements. The Company has assets and liabilities exposed to foreign exchange rates, however the Company’s Financial and Commodities Risk Management Policy states these exposures should not always be netted, since other issues should be considered such as maturities mismatches and market volatility.

The Risk Management Department enters into transaction with derivative instruments previously approved by the Board of Directors to protect financial assets and liabilities and future cash flow from commercial activities and net investments in foreign operations. The Board of Directors has approved the use of future contracts, NDFs (non deliverable forwards), DFs (Deliverable forwards), and swaps that may be applied to hedge loans, investments, cash flows from interest payments, export estimate, acquisition of raw material, and other transactions, whenever they are quoted in currencies different than the Company’s functional currency. The primary exposures to exchange rate risk are in US Dollars (US$), Euro (€), British Pound (£), Mexican Pesos (MXN) and Australian Dollars (AU$).

The carrying amounts of assets and liabilities and other positions exposed to foreign currency risk at December 31, 2021 and 2020 are presented below along with the notional amounts of derivative contracts

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

intended to offset the exposure, in accordance with the Company’s Financial and Commodities Risk Management Policy. The exposure is related to Brazilian Reais.

	USD		EUR		GBP		MXN		AUD
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
OPERATING
Cash and cash equivalents	8,926,659	6,295,296	327,045	74,795	178,753	34,193	1,018,335	1,342,999	268	1,653
Trade accounts receivable	5,624,652	4,641,316	757,240	128,052	368,040	113,929	594,625	567,423	6,485	14,343
Sales orders	4,008,456	2,021,338	120,774	48,993	73,845	110,896	—	—	—	5,782
Trade accounts payable	(1,601,754)	(346,252)	(402,598)	(292,434)	(2,263)	(7,532)	(1,383,188)	(941,128)	(15,443)	(9,681)
Provisions for contingencies	(40,159)	(126,733)	—	—	—	—	—	—	—	—
Income tax payable	—	—	—	—	—	—	—	—	—	(9,572)
Purchase orders	(334,615)	(196,762)	(299,587)	(22,081)	—	—	—	—	—	—

Operating subtotal	16,583,239	12,288,203	502,874	(62,675)	618,375	251,486	229,772	969,294	(8,690)	2,525

FINANCIAL
Margin cash	165,855	—	—	—	—	—	—	—	—	—
Advances to customers	(2,808,487)	(2,414,510)	(32,648)	(285,849)	—	—	—	—	—	—
Loans and financing	(10,460,179)	(4,004,776)	(44,760)	(116,187)	—	—	—	—	—	—

Financial subtotal	(13,102,811)	(6,419,286)	(77,408)	(402,036)	—	—	—	—	—	—

Operating financial subtotal	3,480,428	5,868,917	425,466	(464,711)	618,375	251,486	229,772	969,294	(8,690)	2,525

Related party transactions, net	(11,292,257)	2,260,315	1,444,362	—	—	—	—	—	2,378,956	(40,529)

Total exposure	(7,811,829)	8,129,232	1,869,828	(464,711)	618,375	251,486	229,772	969,294	2,370,266	(38,004)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

	USD		EUR		GBP		MXN		AUD
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
DERIVATIVES
Future contracts	1,909,106	(77,430)	—	—	—	—	—	—	—	—
Future contracts DDI	—	519,150	—	—	—	—	—	—	—	—
Deliverable Forwards (DF´s)	(1,008,129)	337,900	785,321	322,445	(50,029)	(46,677)	(1,215,299)	(1,163,224)	(36,597)	(1,575)
Non-Deliverable Forwards (NDF´s)	3,645,065	2,338,780	(202,410)	(84,732)	(157,197)	(73,123)	—	—	—	—
Swap	442,902	(13,106)	—	—	—	—	—	—	—	—

Total derivatives	4,988,944	3,105,294	582,911	237,713	(207,226)	(119,800)	(1,215,299)	(1,163,224)	(36,597)	(1,575)

NET EXPOSURE IN R$	(2,822,885)	11,234,526	2,452,739	(226,998)	411,149	131,686	(985,527)	(193,930)	2,333,669	(39,579)

Net debt in foreign subsidiaries (1)	(48,894,979)	(44,270,963)	—	—	—	—	—	—	—	—

(1)

The Company includes the net debt of foreign subsidiaries in the disclosure of economic hedging exposure. Although these debts do not generate foreign exchange gains or losses (since they are foreign debts and in the functional currency of each respective country), they are translated to Brazilian Reais in the consolidation, impacting the equity as exchange variation of investment, influencing the consolidated debt of the Company, and consequently the leverage indicators.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

a2.1. Sensitivity analysis and derivative financial instruments breakdown:

a2.1.1 US Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation—25%		Scenario (iii) Interest rate variation—50%
Exposure of R$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.5805	5.7025	362,510	6.9756	4,145,825	8.3708	8,291,620
Financial	Depreciation	5.5805	5.7025	(286,428)	6.9756	(3,275,715)	8.3708	(6,551,406)
Related parties	Depreciation	5.5805	5.7025	(246,849)	6.9756	(2,823,074)	8.3708	(5,646,128)
Derivatives	Appreciation	5.5805	5.7025	109,059	6.9756	1,247,241	8.3708	2,494,473

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation—25%		Scenario (iii) Interest rate variation—50%
Exposure of R$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Net debt in foreign subsidiaries	Depreciation	5.5805	5.7025	(1,068,847)	6.9756	(12,223,789)	8.3708	(24,447,490)

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value
Future Contract	American dollar	Long	6,842	1,909,106	(51,188)	—	—	—
Future Contract	American dollar	Short	—	—	—	298	(77,430)	(1,740)
Future Contract	DDI	—	—	—	—	1,998	519,150	374

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	American dollar	Short	(180,652)	(1,008,129)	33,399	—	—	—
Deliverable Forwards	American dollar	Long	—	—	—	83,832	337,900	(14,140)
Non-Deliverable Forwards	American dollar	Long	653,179	3,645,065	(43,726)	580,242	2,338,780	(64,217)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

a2.1.2 €—EURO (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation—25%		Scenario (iii) Interest rate variation—50%
Exposure of R$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	6.3210	6.1773	(11,431)	4.7408	(125,719)	3.1605	(251,437)
Financial	Depreciation	6.3210	6.1773	1,760	4.7408	19,352	3.1605	38,704
Related party	Appreciation	6.3210	6.1773	(32,831)	4.7408	(361,090)	3.1605	(722,181)
Derivatives	Appreciation	6.3210	6.1773	(13,250)	4.7408	(145,728)	3.1605	(291,456)

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Deliverable Forwards	Euro	Long	124,240	785,321	(15,570)	50,557	322,445	(6,839)
Non-Deliverable Forwards	Euro	Short	(32,022)	(202,410)	2,288	(13,285)	(84,732)	2,162

a2.1.3 £—British Pound (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation—25%		Scenario (iii) Interest rate variation—50%
Exposure of R$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	7.5242	7.3473	(14,538)	5.6432	(154,594)	3.7621	(309,187)
Derivatives	Depreciation	7.5242	7.3473	4,872	5.6432	51,807	3.7621	103,613

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value
Deliverable Forwards	British pound	Short	(6,649)	(50,029)	(301)	(6,573)	(46,677)	255
Non-Deliverable Forwards	British pound	Short	(20,892)	(157,197)	(5,011)	(10,298)	(73,123)	(883)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

a2.1.4 MXN—Mexican Peso (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation—25%		Scenario (iii) Interest rate variation—50%
Exposure of R$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	0.2730	0.2790	5,075	0.3413	57,443	0.4095	114,886
Derivatives	Depreciation	0.2730	0.2790	(26,843)	0.3413	(303,825)	0.4095	(607,650)

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Notional (MXN)	Notional (R$)	Fair value	Notional (MXN)	Notional (R$)	Fair value
Deliverable Forwards	Mexican peso	Short	(4,451,645)	(1,215,299)	(19,615)	(4,456,798)	(1,163,224)	6,397

a2.1.5 AUD—Australian Dollar (amounts in thousands of R$):

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Interest rate variation—25%		Scenario (iii) Interest rate variation—50%
Exposure of R$	Risk	Current exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Depreciation	4.0447	3.9540	195	3.0335	2,173	2.0224	4,345
Related Party	Appreciation	4.0447	3.9540	(53,335)	3.0335	(594,736)	2.0224	(1,189,478)
Derivatives	Depreciation	4.0447	3.9540	820	3.0335	9,149	2.0224	18,298

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Notional (AUD)	Notional (R$)	Fair value	Notional (AUD)	Notional (R$)	Fair value
Deliverable Forwards	Australian dollar	Short	(9,048)	(36,597)	363	(392)	(1,575)	(47)

b. Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Biological assets are a very important raw material used by the Company. In order to maintain future supply of these materials, the Company participates in forward contracts to anticipate purchases with suppliers. To complement these forward purchases, the Company use derivative instruments to mitigate each specific exposure, most notably futures contracts, to mitigate the impact of price fluctuations—on inventories and sales contracts. The Company takes the historical average amount spent on materials as an indication of the operational value to be protected by firm contracts.

b1. Position balance in commodities (cattle) contracts of the Company:

Given the nature of its operations, the Company is exposed to volatility in cattle prices, where price fluctuations arise from factors beyond the Company’s control, such as climate, cattle supply, transportation costs and agricultural policies among others. Forward purchases of cattle can be negotiated at floating (prices marked at the delivery day current price) or fixed prices. The Company may use future contracts traded at the B3 to balance these exposures.

The factors that influence the commodity price risk reduction strategy are the timing of term contracts for cattle purchases considering any negotiated values and terms.

The Company’s exposure to cattle price fluctuation as of December 31, 2021 and 2020 are presented below in accordance with the Company’s Financial and Commodities Risk Management Policy and are representative of the exposure at each period end.

	Company
EXPOSURE in Commodities (Cattle)	December 31, 2021	December 31, 2020
Firm contracts of cattle purchase	78,133	164,106

Subtotal	78,133	164,106

DERIVATIVES
Future contracts	(74,461)	(57,457)

Subtotal	(74,461)	(57,457)

NET EXPOSURE	3,672	106,649

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Sensitivity analysis:

			Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) @ Variation—25%		Scenario (ii) @ Variation—50%
Exposure	Risk	Current price	Price	Effect on income	Price	Effect on income	Price	Effect on income
				Company		Company		Company
Operating	Cattle depreciation	336.50	325.98	(2,441)	252.37	(19,533)	168.25	(39,066)
Derivatives	Cattle appreciation	336.50	325.98	2,326	252.37	18,615	168.25	37,230

Derivatives financial instruments breakdown:

			Company
			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Long	663	(74,461)	(192)	633	(57,457)	99

b2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

Seara Alimentos is exposed to price volatility of grain, which changes based on factors beyond the management’s control, such as climate, the supply volume, transportation costs, agricultural policies and others.

Seara Alimentos, in accordance with its policy of inventory management, started the strategy of managing the risk of grain’s price by actively monitoring the Company´s grains needs, including expectations of future consumption, anticipated purchases, combined with future market operations, by hedging with grain futures on B3, CME and Over the Counter (OTC), through Non-Deliverable Forwards (NDFs), in order reduce price volatility.

The internal controls used for coverage and risk management are made through spreadsheets and monitoring of operations performed and calculation of VAR for 1 day, with a confidence interval of 99%.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Management’s estimate at the exposure risk to grain’s price changes at Seara Alimentos at December 31, 2021 and 2020 are presented below in accordance with the Financial and Commodities Risk Management Policy and are representative of the exposure incurred during the period.

	Seara Alimentos
EXPOSURE in Commodities (Grain)	December 31, 2021	December 31, 2020
OPERATING
Purchase orders	1,934,054	296,461

Subtotal	1,934,054	296,461

DERIVATIVES
Future contracts	(96,085)	255,377
Brazil Cash basis	19,765	4,923
Non-Deliverable Forwards	(1,129,356)	—

Subtotal	(1,205,676)	260,300

NET EXPOSURE	728,378	556,761

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation—25%		Scenario (ii) Price variation—50%
Exposure	Risk	Price	Effect on income	Price	Effect on income	Price	Effect on income
			Seara Alimentos		Seara Alimentos		Seara Alimentos
Operating	Depreciation	(1.76)%	(34,039)	(25.00)%	(483,514)	(50.00)%	(967,027)
Derivatives	Appreciation	(1.76)%	21,220	(25.00)%	301,419	(50.00)%	602,838

Derivatives financial instruments breakdown:

				Seara Alimentos
				December 31, 2021			December 31, 2020
Instrument	Risk factor		Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities	(Grains)	Short	1,577	(96,085)	(59,565)	—	—	—
Future contracts	Commodities	(Grains)	Long	—	—	—	1,004	255,377	84
Brazil Cash basis	Commodities	(Grains)	Long	215,000	19,765	(1,918)	129,000	4,923	21,284
Non-Deliverable Forwards	Commodities	(Grains)	Short	28,500	(1,129,356)	57,431	—	—	—

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

b3. Hedge accounting of Seara Alimentos:

The derivative financial instruments designated at December 31, 2021, as hedge accounting, according to the Cash Flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting—Derivative instruments	Risk factor	Quantity—Future purchase	Quantity	Notional	Fair value
Future contracts	Commodities	1,577	1,577	(96,085)	(59,565)
Non-Deliverable Forwards	Commodities	28,500	28,500	(1,129,356)	57,431
Future contracts	American dollar	5,363	5,363	1,496,460	(35,432)
Non-Deliverable Forwards	American dollar	9,600	9,600	2,678,640	(28,311)

					(65,877)

b3.1. Hedge accounting:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Below are the effects on the Seara’s statement of income, after the adoption of hedge accounting:

December 31, 2021
Seara Alimentos
Statements of income:
Cost of sales before hedge accounting adoption	(30,717,038)

Derivatives operating income (loss)	(117,111)
Currency	(60,442)
Commodities	(56,669)

Cost of sales with hedge accounting	(30,834,149)

Financial income (expense), net excluding derivatives	(1,209,904)

Derivatives financial income (expense), net	(192,478)
Currency	(176,919)
Commodities	(75,052)
Interests	59,493

Financial income (expense), net	(1,402,382)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

December 31, 2021
Seara Alimentos
Statements of other comprehensive income (expense):
Financial instruments designated as hedge accounting:
Currency	90,442
Commodities	122,467

Gain (loss) on cash flow hedge	212,909

Deferred income tax on hedge accounting	(72,389)

Total of other comprehensive income (expense)	140,520

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Below are the effects on the balance sheet, after the adoption of hedge accounting:

December 31, 2021
Balance sheet:	Seara Alimentos
Derivative (liabilities)/assets	(65,877)
Financial instruments designated as hedge accounting:
Currency	(63,743)
Commodities	(2,134)
Derivative (liabilities)/assets	44,373

Financial instruments not designated as hedge accounting:
Commodities	(1,918)
Interests	46,291
Other comprehensive income (expense)	212,909

Currency	90,442
Commodities	122,467
Inventories	(91,876)

Currency	(47,418)
Commodities	(44,458)

Open balance sheet position of derivative assets and liabilities:

December 31, 2021
Seara Alimentos
Assets:
Designated as hedge accounting	1,611
Currency	1,611
Not designated as hedge accounting	46,291

Interests	46,291

Current assets	19,608

Non-current assets	28,294

(Liabilities):
Designated as hedge accounting	67,488
Currency	65,354

Commodities	2,134

Current liabilities	69,406

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

b4. Position balance in commodities derivatives financial instruments of JBS USA:

	JBS USA
EXPOSURE in Commodities	December 31, 2021	December 31, 2020
OPERATIONAL
Firm contracts of cattle purchase	15,085,588	10,069,506

Subtotal	15,085,588	10,069,506

DERIVATIVES
Deliverable Forwards	(2,919,550)	(3,340,319)

Subtotal	(2,919,550)	(3,340,319)

NET EXPOSURE	12,166,038	6,729,187

Sensitivity analysis:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation—25%		Scenario (iii) Price variation—50%
Exposure	Risk	Price	Effect on income	Price	Effect on income	Price	Effect on income
			JBS USA		JBS USA		JBS USA
Operating	Depreciation	(2.74)%	(413,798)	(25.00)%	(3,771,397)	(50.00)%	(7,542,794)
Derivatives	Appreciation	(2.74)%	80,083	(25.00)%	729,888	(50.00)%	1,459,775

Derivatives financial instruments breakdown:

			December 31, 2021			December 31, 2020
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(523,170)	(2,919,550)	(224,565)	(642,777)	(3,340,319)	27,428

c. Credit risk

The Group is potentially subject to credit risk related to accounts receivable, financial investments and derivative contracts. For the receivable account the Financial and Commodities Risk Policy significantly understand the diversification of the portfolio contribute significantly to the reduction of credit, but also sets parameters for the credit granting observing the measures, financial and operational, supported by consultations with agencies that also monitor credit. The impairment of these financial assets is carried out based on credit analyses. If the counter party of a financial transaction is a financial institution (financial investments and derivative contracts), the Company establishes exposure limits set by the Risk Management Committee, based on the risk ratings of specialized international agencies.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The Group considers a financial asset to be in default when:

•	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

•	the losses are expected based on the client’s operational history and credit.

Amounts invested in private bonds (notably bank certificates of deposit) and receivables transactions contracted with banks must comply with the following table limits such that the total volume does not exceed a specified percentage of the equity of the financial institution (% Equity). Additionally, the maturity of the financial investment should be no longer than the maximum horizon.

Category	% Equity	Maximum horizon
AAA	2.00%	5 years
AA	1.00%	3 years
A	0.50%	2 years
BBB	0.25%	1 year

The information about the exposure to weighted average loss rate, gross carrying amount, impairment losses recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
31 December 2021
Cash and cash equivalents	—	23,239,150	—
Margin cash	—	1,245,354	—
Trade accounts receivable	2.31%	19,877,408	(459,378)
Related party receivables	—	417,702	—

		44,779,614	(459,378)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

	Weighted average loss rate	Gross carrying amount	Impairment loss allowance
31 December 2020
Cash and cash equivalents	—	19,679,743	—
Trade accounts receivable	2.96%	14,001,211	(413,856)
Related party receivables	—	382,019	—

		34,062,973	(413,856)

During the year ended at 2021, the Group entered into several purchase commitments for property, plant and equipment in the amount of R$2,4 billion (R$1,7 billion as of December 31, 2020).

d. Liquidity risk

Liquidity risk arises from the Company’s working capital management and financing costs amortization, specially debt instruments. This is the risk that the Company might have when meeting its financial obligations when they are due.

The Company manages its capital by focusing on liquidity and leverage metrics that enable a return to shareholders over the medium term, consistent with the risks assumed in the transaction.

The Company manages its liquidity risk manly through evaluating its quick ratio, which is computed as cash plus financial investments divided by short-term debt. Liquidity is maintained by managing the overall leverage of the Company to monitoring the ratio of net debt to “EBITDA” at levels considered to be manageable for continuity of operations.

Based on the analysis of these indicators, management of working capital has been defined to include the natural leverage of the Company at levels equal to or less than the leverage ratio that the Company would like to achieve.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The index of liquidity and leverage at the consolidated are shown below:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	23,239,150	19,679,743
Loans and financings - Current	(11,914,284)	(4,562,101)
Quick ratio	1.95	4.31
Leverage indicator (R$)(*)	1.52 x	1.56 x
Leverage indicator (USD)(*)	1.46 x	1.58 x

(*)

To calculate the leverage indicator the Group used the reais and dollar correction rates of the last day of the year (closing rate). This criteria is intended to equalize the net debt and EBITDA at the same exchange rate.

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	December 31, 2021						December 31, 2020
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Present Value adjustment	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Present Value adjustment	Total
Trade accounts payable and supply chain finance	32,905,175	—	—	—	—	32,905,175	24,298,442	—	—	—	—	24,298,442
Loans and financing	11,914,284	5,207,529	12,357,523	63,038,818	—	92,518,154	4,562,102	6,142,420	12,181,765	43,020,418	—	65,906,705
Estimated interest on loans and financing (1)	3,933,558	7,004,031	6,588,390	10,148,817	—	27,674,796	3,014,943	6,217,792	5,573,784	5,868,015	—	20,674,534
Derivatives liabilities (assets)	773,279	—	—	—	—	773,279	287,536	9,207	—	—	—	296,743
Other financial liabilities	37,187	53,963	84	—	—	91,234	45,622	53,816	24,852	—	—	124,290
Payments of leases	1,625,889	2,490,976	1,592,030	3,941,192	(1,305,707)	8,344,380	1,293,073	2,390,545	1,478,611	2,046,744	(1,104,484)	6,104,489

(1)

Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates at December 31, 2021 and 2020. Payments in foreign currencies are estimated using the December 31, 2021 and December 31, 2020 exchange rates.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The Company has future commitment for purchase of grains and cattle whose balances at December 31, 2021 is R$183,112,447.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2021 is R$168,808 (R$141,080 at December 31, 2020). This guarantee is superior to the need presented for these operations.

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2021 is R$513,730 (R$303,487 at December 31, 2020). This guarantee is larger than its collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance at December 31, 2021 is R$562,816 (R$99,524 in December 31, 2020). This guarantee is larger than its collateral.

As disclosed in Note 16 – Loans and financings, the Group has a bank loan that contains a loan covenant. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

The Group has no guarantees received from third parties deemed relevant.

e. Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

In the year ended December 31, 2021, Management considered as main risk the data and assumptions highlighted below:

(i)     possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

•	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

•	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

•	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)     structural changes and their impacts on the business, such as:

•

regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

•	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

29 Relevant events occurred after the balance sheet date

Impacts of the Russian government’s invasion of Ukraine and sanctions on Russia:

The Company continues to monitor the evolution and development of the conflict in Eastern Europe between Russia and Ukraine and its potential impacts on its operations. The Company does not have any manufacturing operations in these countries and is monitoring the economic effects in the sector and on its operations as a result of this conflict. Until the date of presentation of these financial statements, no significant impacts have arisen.

Business Combination:

a.

On January 4, 2022, the Company through its indirect subsidiary Primo Foods Pty. Ltd., acquired the totality of the share capital of Rivalea Holdings Pty Ltd and of Oxdale Dairy Enterprise Pty Ltd (“Rivalea”), for US$125.9 million (R$648,171 at the transaction date), subject to working capital adjustments. As part of the agreement a deposit of US$6.7 million was paid in June 2021, included in other non-current assets. With the acquisition of Rivalea, the Company is expected to become the leader in pork processing in Australia.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

b.

On February 4, 2022, the Company through its indirect subsidiary Rigamonti, acquired the totality of the share capital of Grupo King´s for €84 million (R$492,492 at the transaction date), subject to working capital adjustments. €65 million was paid in cash and €19 million will be paid until 2024. The King’s Group is a market leader in the production of Prosciutto di San Daniele D.O.P. (raw ham) and is an important player in the production of Prosciutto di Parma D.O.P.(raw ham). The acquisition of King´s Group puts the company among the leaders in Italian ‘salumeria’ and is strategic to the expansion of JBS in the United States and Europe.

c.

On May 9, 2022, the Company through its indirect subsidiary JBS Global Luxembourg S.à.r.l, concluded the acquisition of 51% of BioTech Foods, SL (“BioTech”) shares for €36 million (R$189,259 at the transaction date) paid in cash, subject to working capital adjustments. BioTech Foods is one of the leaders in the development of biotechnology for the production of cultivated protein. The acquisition marks the company’s entry into the cultivated protein market, which consists of the production of food from animal cells.

Acquired company	Acquiror	(%) of voting interests acquired	Background and rationale for acquisition	Goodwill deductible for tax	Date of acquisition	Acquisition price	Goodwill
BioTech Foods, S.L (“Biotech”)	JBS Global Luxembourg S.à r.l.	51%	Located in Spain, it develops technology from animal cells and is one of the leaders in the development of biotechnology to produce cultivated protein. The technology has potential not only to produce beef protein, but also for chicken, pork, and fish.	No	05.09.22	189,259	90,874
Grupo King´s (“King’s”)	Rigamonti Salumificio SpA	100%	Operates in Italy and in the United States and is the market leader in the production of Prosciutto di San Daniele D.O.P. (raw ham) and is an important player in the production of Prosciutto di Parma D.O.P.(raw ham) King´s acquisition makes the Company one of the leaders in Italian ‘salumeria’.	No	02.04.22	492,492	116,394
Rivalea Holdings Pty Ltd (“Rivalea”)	Primo Foods Pty. Ltd.	100%	Operates in Australia and is the market leader in hog breeding and processing, with an extensive product line in various categories and vertically integrated. Rivalea’s acquisition increases the volumes of value-added products and opens new sales opportunities.	—	01.04.22	648,171	—

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

The assets acquired and liabilities assumed in the business combinations were measured at fair value as presented below:

	Acquisitions
	2022
FAIR VALUE	Biotech	King´s	Rivalea
Cash and cash equivalents	189,672	184,000	173,887
Trade accounts receivable (1)	—	175,694	82,759
Inventories	—	226,162	156,498
Biological assets	—	—	255,590
Deferred income taxes assets	3,756	—	70,264
Property, plant and equipment	6,483	249,832	379,411
Right of use assets	—	—	81,141
Intangible assets	206	113,675	—
Other assets	4,885	58,162	35,612

ASSETS	205,002	1,007,525	1,235,162

Trade accounts payable	1,798	342,492	142,958
Loans and financing	4,673	36,132	231,253
Accrued income taxes, other taxes, payroll and social charges	214	48,258	—
Lease liabilities	—	—	81,141
Current and deferred income taxes	1,160	264	46,126
Related part transactions	—	174,174	—
Other liabilities	4,245	30,108	85,513

LIABILITIES	12,090	631,428	586,991

Net assets and liabilities	192,912	376,097	648,171
Proportionate ownership acquired	98,385	376,097	648,171
Acquisition price	189,259	492,492	648,171

Goodwill	90,874	116,395	—

Loans and financings:

a.

On February 2, 2022, the Company´s indirect subsidiaries JBS USA Lux. S.A, JBS USA Finance, Inc. and JBS USA Food Company issued senior notes of US$600 million (R$3.4 billion at December 31, 2021), at 3.000% per year, due 2029 (“Notes 3.263% JBS Lux 2029”), and US$900 million (R$5 billion at December 31, 2021), at 4.375% per year, due 2052 (“Notes 4.375% JBS Lux 2052”). The Company used the net proceeds to the payment of the Notes 5.75% JBS Lux 2028.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

b.

On April 15, 2022, the Company concluded the issuance of debentures in the amount of R$1.2 billion, in three series maturing in 5, 10 and 15 years, intended for the formation of Agribusiness Credit Rights that will constitute a guarantee for the Public Offering of Certificates of Agribusiness receivables.

c.

On June 21, 2022, the Company´s indirect subsidiaries JBS USA Lux. S.A, JBS USA Finance, Inc. and JBS USA Food Company issued senior notes of US$500 million (R$2.6 billion at December 31, 2021), at 5.125% per year, due 2028 (“Notes 5.125% JBS Lux 2028”), US$1,250 million (R$6.4 billion at December 31, 2021), at 5.750% per year, due 2033 (“Notes 5.750% JBS Lux 2033”), and US$750 million (R$3.9 billion at December 31, 2021), at 6.500% per year, due 2052 (“Notes 6.500% JBS Lux 2052”). The Company used the net proceeds to the payment of the partial amortization of the Notes 6.75% JBS Lux 2028 and partial amortization of the Notes 6.50% JBS Lux 2029.

d.

On July 28, 2022, the Company paid in advance the amount of US$500 million (R$2.7 billion as of September 30, 2022) of the Term loan JBS Lux 2026. The premium paid of US$11 million (R$59,473 as of September 30, 2022) was recognized as “Taxes, contribution, fees and others”, as described in the footnotes 23—Financial income (expense), net.

e.

During August and September 2022, the indirect subsidiary JBS USA Lux S.A has successfully completed: (1) offers to exchange the senior JBS Lux 2.50% Notes 2027 and JBS Lux 3.63% Notes 2032 issued by JBS USA Food Company for new notes having the same economic terms, to be issued by indirect subsidiaries JBS USA Lux S.A., JBS USA Food Company and JBS USA Finance and guaranteed by the Company and other guarantors (“Exchange Offers”); and (2) the consent solicitations from the holders of the JBS Lux 6.50% Notes 2029, JBS Lux 5.50% Notes 2030, JBS Lux 3.75% Notes 2031, JBS Lux 3.00% Notes 2029, JBS Lux 4.38% Notes 2052, JBS Lux 3.00% Notes 2032 (“Consent Solicitation”). Both, the Exchange Offers and the Consent Solicitation aimed to conform certain provisions and covenants to the indentures, dated June 21, 2022, governing JBS Lux 5.13% Notes 2028, Notes 5.75% 2033 and Notes 6.50% 2052. Due to the success of the Exchange Offers and the Consent Solicitations, the holders of the senior notes have benefited from the registration rights, which will allow JBS USA Lux S.A. to use its commercially reasonable efforts to file an exchange offer to enable holders to exchange their respective notes for the same principal amount of notes registered with the United States Securities and Exchange Commission (“SEC”), within 365 days from the conclusion of the rights registration agreement.

f.

On September 26, 2022, the indirect subsidiaries JBS USA Lux S.A., JBS USA Finance, Inc, and JBS USA Food Company reopened and priced the senior notes in the additional amount of US$400 million (R$2.2 billion as of September 30, 2022),due 2028 (JBS Lux 5.125% Notes 2028), US$800 million (R$4.4 billion as of September 30, 2022), due 2033 (JBS Lux 5.750% Notes 2033) and US$800 million (R$4.4 billion as of September 30, 2022),due 2052 JBS Lux 6.500% Notes 2052). On September 26, 2022, the Company announced closing the offering and JBS USA used the net proceeds from the Notes to redeem the outstanding principal amount of its JBS Lux 6.75% Notes 2028, pay the consideration payable in connection with its cash tender offer for any and all of its JBS Lux 6.50% Notes 2029 and repay all amounts outstanding under its Term loan JBS Lux 2026.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

g.

On October 5, 2022, the Company concluded the issuance of debentures in the amount of R$1.6 billion, in three series maturing in 5, 10 and 15 years, intended for the formation of Agribusiness Credit Rights that will constitute a guarantee for the Public Offering of Certificates of Agribusiness receivables.

h.

On November 01, 2022, the indirect subsidiaries JBS USA Lux S.A., JBS USA Finance, Inc, and JBS USA Food Company entered into an unsecured revolving syndicated facility Agreement, in the amount of US$1.5 billion (R$8.1 billion as of September 30, 2022), due 2027, with several financial institutions and administrative agents listed in the agreement. In addition, in guarantee of the timely and full performance of the Borrowers’ obligations, JBS S.A, JBS USA Holding Lux S.à r.l, JBS Global Luxembourg S.à r.l., JBS Holding Luxembourg S.à.r.l., JBS Global Meat Holdings Pty. Limited, JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance Inc., and JBS Food Canada Ulc have granted a corporate guarantee in favor of the same agents. The net proceeds were used to repay in full and termination of the already existing revolving syndicated facility agreement, entered into on October 12, 2018, due in 2023; and other corporate purposes.

Equity (Treasury shares):

a.	From January 1, 2022, until the approval of these financial statements, the Company repurchased 49,002,100 shares for R$13.482 billion.

b.

On March 21, 2022, the Company announced the cancellation, approved by the Board of Directors, of 129,064,700 shares held in treasury, and concurrently approved a new Share Buyback Program in which the Company may acquire up to 10% of its outstanding shares. The expiration date in connection with the share buyback program is 18 months from May 22, 2022.

c.

The Company’s Board of Directors, at a meeting held on November 10, 2022, approved the distribution of interim dividends based on the net income for the current fiscal year, arising from the financial statements for the nine months period ended September 30, 2022, in the amount of R$2.22 billion which will be paid at November 24, 2022. The shareholder base will be from November 16, 2022.

d.

During the nine month period ended September 30, 2022, the PPC repurchased 7,468,645 shares in the amount of US$199.6 million (R$1,079 as of September 30, 2022), in the quarter 2,815,687 treasury shares in the amount of U$79.6 million (R$394,952 as of September 20, 2022).

Equity (Non-controlling interest):

a.

On February 17, 2022, the Company announced that it has withdrawn its previously announced proposal to acquire all the outstanding shares of common stock of Pilgrim’s Pride Corporation (PPC) that are not owned by JBS or its subsidiaries.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

JBS S.A.

Notes to the consolidated financial statements For the years ended December 31, 2021 and 2020

(Expressed in thousands of Brazilian reais)

Others:

During September 2022, the indirect subsidiary Pilgrim’s Pride Corporation (PPC) received the amount of US$12.2 million (R$65,960 as of September 30, 2022) from property insurance recoveries related to Mayfield, Kentucky, United States of America, that sustained significant damage to two hatcheries and a feed mill. The amount was recognized in the financial statements as other incomes.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

PROSPECTUS

                , 2023

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Part II

Information not required in prospectus

Item 20. Indemnification of Directors and Officers

Members of the Registrant’s board of directors, including former members, will have the benefit of the following indemnification provisions in the Registrant’s articles of association:

Current and former members of the Registrant’s board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by the Registrant in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of the Registrant shall not be entitled to any indemnification, if and to the extent:

•	Dutch law would not permit such indemnification;

•

a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

•	the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

•	the Registrant brought up the procedure in question before a court.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description

2.1*	Form of Merger of Shares Protocol (Protocolo e Justificação de Incorporação de Ações) (English translation).

3.1*	Articles of Association of the Registrant currently in effect (English translation).

3.2*	Articles of Association of the Registrant upon completion of the Proposed Transaction (English translation).

4.1*	JBS N.V. BDR Deposit Agreement (English translation).

4.2*	Indenture, dated as of November 23, 2021, among JBS Finance Luxembourg S.à r.l., as Issuer, JBS S.A., as Guarantor, and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Exhibit No.	Description

4.3*	Supplemental Indenture, dated as of March 30, 2022, by and among JBS Finance Luxembourg S.à r.l., JBS Investments Luxembourg S.à r.l., as Substituted Issuer, JBS S.A., as Guarantor, and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027.

4.4*	Supplemental Indenture, dated as of March 30, 2022, by and among JBS Investments Luxembourg S.à r.l., JBS USA Food Company, as Substituted Issuer, JBS S.A., as Guarantor, and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027.

4.5*	Third Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 2.500% Senior Notes due 2027.

4.6*	Form of 2.500% Notes due 2027 (included in Exhibit 4.2).

4.7*	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 5.125% Senior Notes due 2028

4.8*	Form of 5.125% Senior Notes due 2028 (included in Exhibit 4.7).

4.9*	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029.

4.10*	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Senior Notes due 2029.

4.11*	Form of 3.000% Senior Notes due 2029 (included in Exhibit 4.9).

4.12*	Indenture, dated as of April 15, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 5.500% Senior Notes due 2030.

4.13*	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030.

4.14*	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 5.500% Senior Notes due 2030.

4.15*	Form of 5.500% Senior Notes due 2030 (included in Exhibit 4.12).

4.16*	Indenture, dated as of May 28, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031.

4.17*	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.750% Senior Notes due 2031.

4.18*	Form of 3.750% Senior Notes due 2031 (included in Exhibit 4.16).

4.19*	Indenture, dated as of June 15, 2021, among JBS Finance Luxembourg S.à r.l., as Issuer, JBS S.A., as Guarantor, and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032.

4.20*	Supplemental Indenture, dated as of March 30, 2022, by and among JBS Finance Luxembourg S.à r.l., JBS Investments Luxembourg S.à r.l., as Substituted Issuer, JBS S.A., as Guarantor, and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032.

4.21*	Supplemental Indenture, dated as of March 30, 2022, by and among JBS Investments Luxembourg S.à r.l., JBS USA Food Company, as Substituted Issuer, JBS S.A., as Guarantor, and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Exhibit No.	Description

4.22*	Third Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.625% Sustainability-Linked Senior Notes due 2032.

4.23*	Form of 3.625% Sustainability-Linked Senior Notes due 2032 (included in Exhibit 4.19).

4.24*	Indenture, dated as of December 1, 2021, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032.

4.25*	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 3.000% Sustainability-Linked Senior Notes due 2032.

4.26*	Form of 3.000% Sustainability-Linked Senior Notes due 2032 (included in Exhibit 4.24).

4.27*	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 5.750% Senior Notes due 2033.

4.28*	Form of 5.750% Notes due 2033 (included in Exhibit 4.27).

4.29*	Indenture, dated as of February 2, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052.

4.30*	First Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 4.375% Senior Notes due 2052.

4.31*	Form of 4.375% Senior Notes due 2052 (included in Exhibit 4.29).

4.32*	Indenture, dated as of June 21, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2052.

4.33*	Form of 6.500% Senior Notes due 2052 (included in Exhibit 4.32).

4.34*	Indenture, dated as of April 15, 2019, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, as Issuers, each of the Guarantors party thereto, and U.S. National Bank Association, as Trustee, relating to 6.500% Senior Notes due 2029.

4.35*	First Supplemental Indenture, dated as of June 29, 2021, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029.

4.36*	Second Supplemental Indenture, dated as of August 15, 2022, between JBS USA Lux S.A. and Regions Bank, as Trustee, relating to 6.500% Senior Notes due 2029.

4.37*	Form of 6.500% Senior Notes due 2029 (included in Exhibit 4.34).

4.38	Indenture dated as of September 29, 2017 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and U.S. Bank National Association, as Trustee, relating to 5.875% Senior Notes due 2027 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on October 3, 2017).

4.39	Form of 5.875% Senior Notes due 2027 (included in Exhibit 4.22).

4.40	Indenture dated as of April 8, 2021 among Pilgrim’s Pride Corporation, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC, JFC LLC and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on April 9, 2021).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Exhibit No.	Description

4.41	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 4.250% Sustainability-Linked Senior Notes due 2031 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).

4.42	Form of 4.250% Sustainability-Linked Senior Notes due 2031 (included in Exhibit 4.24).

4.43	Indenture, dated as of September 2, 2021 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.1 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 2, 2021).

4.44	First Supplemental Indenture, dated as of September 22, 2022 among Pilgrim’s Pride Corporation, as issuer, Pilgrim’s Pride Corporation of West Virginia, Inc., Gold’n Plump Poultry, LLC, Gold’n Plump Farms, LLC and JFC LLC, as Guarantors, and Regions Bank, as Trustee, relating to 3.500% Senior Notes due 2032 (incorporated by reference from Exhibit 4.2 of Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed on September 26, 2022).

4.45	Form of 3.500% Senior Notes due 2032 (included in Exhibit 4.27).

5.1*	Opinion of Loyens & Loeff, N.V. Dutch counsel to the Registrant, as to the validity of the Registrant’s Class A Common Shares (including consent).

5.2*	Opinion of Machado Meyer Sendacz e Opice Advogados, Brazilian counsel to the Registrant, as to the validity of the JBS N.V. BDRs (including consent).

8.1*	Opinion of White & Case LLP, U.S. as to certain United States federal income tax matters (including consent).

8.2*	Opinion of Machado Meyer Sendacz e Opice Advogados as to certain Brazilian tax matters (including consent).

8.3*	Opinion of Ernst & Young Belastingadviseurs LLP as to certain Dutch tax matters (including consent).

10.1*	Revolving Credit Facility Agreement, dated as of August 5, 2022, among JBS S.A., JBS Investments Luxembourg S.à r.l., Seara Meats B.V., and Seara Alimentos Ltda., as the Borrowers and as Guarantors, the Lenders defined therein, and Mizuho Bank, Ltd., as the Administrative Agent.

10.2*	Revolving Syndicated Facility Agreement, dated as of November 1, 2022, among JBS USA Lux S.A., JBS USA Food Company, JBS USA Finance, Inc., JBS Australia Pty Limited, and JBS Food Canada ULC, as Borrowers, the Lenders from time to time party thereto, and Bank of Montreal, as the Administrative Agent, as an Issuing Bank and as Swingline Lender.

10.3	Fifth Amended and Restated Credit Agreement, dated as of August 9, 2021, by and among Pilgrim’s Pride Corporation, certain of its subsidiaries, CoBank, ACB, as administrative agent and collateral agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 of the Pilgrim’s Pride Corporation’s Current Report on Form 8-K (No. 001-09273) filed with the Securities and Exchange Commission on August 11, 2021, as amended on August 16, 2021).

21.1*	List of significant subsidiaries of the Registrant.

23.1*	Consent of KPMG Auditores Independentes Ltda.

23.2*	Consent of Loyens & Loeff N.V. (included in Exhibit 5.1).

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

Exhibit No.	Description

23.3*	Consent of Machado Meyer Sendacz e Opice Advogados (included in Exhibits 5.2 and 8.2).

23.4*	Consent of White & Case LLP (included in Exhibit 8.1).

23.5*	Consent of Ernst & Young Belastingadviseurs LLP (included in Exhibit 8.3).

24.1*	Power of Attorney (included in signature page of the initial filing of this Registration Statement).

107*	Filing Fee Table.

*	To be filed by amendment.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Actor Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of that are incorporated by reference in this registration statement;

(e)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(f)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(g)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of the registration (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(i)

That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

undertaking in this paragraph includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(k)

To supply by means of a post-effective amendment all information concerning a transaction and our company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(l)

That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                  on this      day of                  2023.

JBS B.V.

By:
Name:
Title:

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints                  and                 , each of them, individually, his true and lawful attorney-in-fact and agent, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2023 in the capacities indicated:

Signatures	Title

Gilberto Tomazoni (Principal Executive Officer)

Guilherme Cavalcanti (Principal Financial Officer and Principal Accounting Officer)

Director

Director

By:		JBS USA Food Company Authorized Representative in the United States
Name:
Title: